8/25

08001424

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Addax Petroleum Corp

*CURRENT ADDRESS

PROCESSED
MAR 2 6 2008
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS BEST AVAILABLE COPY

FILE NO. 82- 35055 FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 3/25/08

082-35055

RECEIVED
2008 MAR 25 A 5:35

12-31-07
AR/S

Addax Petroleum Corporation

Consolidated Financial Statements

As at December 31, 2007 and 2006 and for the years then ended

AUDITORS' REPORT

To the Shareholders of
Addax Petroleum Corporation

We have audited the consolidated balance sheets of Addax Petroleum Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended, in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 22, 2008

(signed) "Deloitte & Touche LLP"
Chartered Accountants

ADDAX PETROLEUM CORPORATION
CONSOLIDATED BALANCE SHEETS
(US$ millions)

	Year ended December 31	
	2007	**2006**
ASSETS		
Current		
Cash and cash equivalents (note 14)	32	34
Accounts receivable (note 18)	312	179
Inventories (note 12)	129	121
Prepaid expenses	39	26
	512	**360**
Partner loan receivable (note 20)	21	21
Future income taxes (note 11)	7	16
Other assets	20	5
Property, plant and equipment (note 6)	2,706	2,083
Goodwill (note 5)	493	493
	3,247	**2,618**
	3,759	**2,978**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities (note 18)	545	364
Income taxes and royalties payable (note 11)	33	510
Deferred revenue	10	4
	588	**878**
Asset retirement obligations (note 7)	130	47
Future income taxes (note 11)	125	44
Other long-term liabilities (note 16)	7	11
Long-term debt (note 3)	950	830
Convertible bonds (note 4)	245	-
	1,457	**932**
Commitments and contingencies (notes 16 and 17)		
Shareholders' equity		
Share capital (note 8)	758	739
Convertible bonds (note 4)	56	-
Contributed surplus (note 8)	38	20
Retained earnings	862	409
	1,714	**1,168**
	3,759	**2,978**

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board of Directors:

(Signed) "Jean-Claude Gandur"
Director

(Signed) "Wesley Twiss"
Director

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(US$ millions, except per share amounts)

	Year ended December 31	
	2007	**2006**
REVENUE		
Petroleum sales (note 18)	3,412	2,029
Royalties	(586)	(389)
Net sales	2,826	1,640
Other income	4	12
Total net revenue	**2,830**	**1,652**
EXPENSES		
Operating	314	204
General and administrative	31	27
Depletion, depreciation and accretion (notes 6 and 7)	581	316
Pre-acquisition and other expenses (note 21)	31	27
Share-based compensation (note 8)	36	25
Interest on long-term debt	85	22
Interest on convertible bonds	13	-
PanAfrican acquisition costs	-	5
Foreign exchange loss/(gain)	6	(1)
Total expenses	**1,097**	**625**
Income before provision for income taxes	**1,733**	**1,027**
Provision for income taxes (note 11)		
Current	(1,045)	(541)
Future	(206)	(243)
	(1,251)	(784)
Net income and comprehensive income	**482**	**243**
Earnings per share (note 9)		
basic	$3.10	$1.70
diluted	$3.09	$1.70
Weighted average number of common shares outstanding:		
- basic	155,322,124	142,903,298
- diluted	155,924,474	143,036,795

CONSOLIDATED STATEMENT OF RETAINED EARNINGS
(US$ millions)

	2007	**2006**
Retained earnings, beginning of year	409	278
Net income for the year	482	243
Distribution of earnings	-	(48)
Dividends	(29)	(64)
Retained earnings, end of year	**862**	**409**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(US$ millions)

	Year ended December 31	
	2007	**2006**
CASH FLOWS FROM OPERATING ACTIVITIES		
Items not requiring outlay of cash:		
Net income	**482**	**243**
Future income taxes	206	243
Depletion and depreciation	581	316
Share-based compensation	36	25
Convertible bond interest accretion	12	-
Foreign exchange	6	(1)
Other items	(4)	3
Funds flow from operations	**1,319**	**829**
Changes in non-cash working capital (note 14)	(450)	256
	869	**1,085**
CASH FLOWS USED IN INVESTING ACTIVITIES		
Expenditures on property, plant and equipment	(1,225)	(953)
Change in non-cash working capital	(12)	(1,448)
	(1,237)	**(2,401)**
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from issuance of long-term debt	1,325	830
Repayment of long-term debt	(1,205)	(80)
Proceeds from issuance of convertible bonds, net of issue costs	294	-
Issue costs on long-term debt	(19)	(8)
Dividends paid	(29)	(64)
Proceeds from share issue	-	713
Distribution of earnings	-	(48)
	366	**1,343**
Net (decrease) increase in cash and cash equivalents	**(2)**	**27**
Cash and cash equivalents, beginning of year	34	7
Cash and cash equivalents, end of year	**32**	**34**

See accompanying notes to the consolidated financial statements

ADDAX PETROLEUM CORPORATION

Notes to the Consolidated Financial Statements
December 31, 2007 and 2006
(US$ millions)

1. GENERAL

Addax Petroleum Corporation ("Addax Petroleum") was incorporated under the Canada Business Corporations Act in September 2005. In February of 2006, Addax Petroleum completed its initial public offering ("IPO") of 23.1 million common shares. The shares were issued at CDN$19.50 per share. Total net proceeds from the issuances were approximately CDN$427,927,500 ($ 371,050,372).

Addax Petroleum completed the acquisition of PanAfrican Energy Corporation (Mauritius) Ltd ("PanAfrican") and Pan Ocean Energy UK Ltd. ("Addax UK") on September 7, 2006. The operating and financial results for the year end December 31, 2006 include PanAfrican's and Addax UK's operations from September 7, 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements include the accounts of Addax and all of its subsidiaries. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively. In particular, the amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of oil production rates, commodity prices, future costs and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be significant.

New Accounting Policies

Comprehensive Income

On January 1, 2007, Addax Petroleum prospectively adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, *Comprehensive Income*. Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders and includes items that

(US$ millions)

would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available for sale securities which are not included in net income (loss) until realized. There were no such components to be recognized in comprehensive income upon adoption or for the year ended December 31, 2007.

On January 1, 2007, Addax Petroleum prospectively adopted CICA Handbook Section 3251, *Equity*. This section was updated to reflect the new CICA Handbook Section 1530 *Comprehensive Income* and its effect on equity. There were no such items requiring additional disclosure for the year ended December 31, 2007.

Financial Instruments

On January 1, 2007, Addax Petroleum prospectively adopted CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. In accordance with this new standard, Addax Petroleum now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables or other liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations. This new standard did not affect Addax Petroleum's financial statements.

Hedges

On January 1, 2007, Addax Petroleum prospectively adopted CICA Handbook Section 3865 *Hedges*. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. Addax Petroleum has not designated any hedging relationships. This new standard did not affect Addax Petroleum's financial statements.

Convertible Bonds

Convertible bonds are classified as debt, net of the fair value of any conversion feature, which is recorded in shareholders' equity. Issue costs are allocated between the debt and equity components and those costs allocated to the equity element are recognized in the consolidated statement of operations in the period of issuance. The issue costs allocated to the debt element are amortized over the term of the bond, and the debt portion will accrete up to the principal balance at maturity using the effective interest method. If the convertible bonds are converted to common shares, a portion of the amount allocated to the conversion feature recorded in shareholders' equity will be reclassified to share capital along with the principal amounts converted.

(US$ millions)

Effect of Future Changes in Accounting Policies

The CICA Accounting Standards Board has adopted the following new or amended Handbook Sections:

The new CICA Handbook Section 3031 *Inventories* is applicable to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. The new section provides guidance regarding the measurement of inventories including the allocation of costs such as overhead and fixed production costs and allows for the reversal of previous impairment. Addax Petroleum does not expect this policy to change its inventory valuation method in the financial statements.

Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, *(a)* CICA Handbook Section 3862, *Financial Instruments – Disclosures; (b)* CICA Handbook Section 3863, *Financial Instruments – Presentation; (c)* CICA Handbook Section 1535, *Capital Disclosures* and *(d)* CICA Handbook Section 1400, *General Standards of Financial Statement Presentation.* Addax Petroleum is assessing the impact of these new standards on its consolidated financial statements and anticipates the only impact will be in terms of additional disclosures required.

In February 2008, the CICA issued Section 3064, *Goodwill and intangible assets*, ("Section 3064") replacing Section 3062, *Goodwill and other intangible assets* ("Section 3062") and Section 3450, *Research and development costs.* Various changes have been made to other standards to be consistent with the new Section 3064. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, Addax Petroleum will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Addax Petroleum is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements, however, we do not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

In January 2006, the Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards ("IFRS") by 2011. The timing for convergence has not been confirmed by the Accounting Standards Board.

Property, plant and equipment

Addax Petroleum follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are capitalized on a country by country cost centre basis. Such costs include expenditures on acquiring exploration and development licences, land acquisition, geological and geophysical activities, drilling and testing both productive

and non-productive wells and acquiring and developing oil and natural gas reserves in place. Repairs and maintenance and operational costs that do not extend or enhance the recoverable reserves are charged to earnings. Financing and administrative costs directly attributable to specific new exploration and development projects are capitalized until commercial production has commenced. Investment tax credits earned on qualifying expenditure reduce the carrying value of property, plant and equipment.

Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20 percent or more.

Capitalized costs are depleted on a unit-of-production basis based on Addax Petroleum's share of gross estimated proven reserves, before royalties, as estimated by the independent reservoir engineers. Costs of acquiring and evaluating unproved properties and certain costs associated with major development projects are not subject to depletion until proved reserves are assigned and production commences or the costs are impaired.

Property, plant and equipment other than oil and natural gas properties is stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the estimated life of the assets, which ranges from 3 to 10 years.

Addax Petroleum assesses the carrying amount of its property, plant and equipment for impairment annually or as circumstances dictate. Any impairment is deemed to exist when the carrying value exceeds the estimated undiscounted future net cash flows associated with Addax Petroleum's proved oil reserves. Cash flows are calculated using expected future product prices and costs and are discounted using a risk-free interest rate. Any impairment is measured as the excess of the carrying amount over the estimated discounted future net cash flows associated with Addax Petroleum's proved and probable oil reserves. Reserves are determined pursuant to National Instrument 51-101, "Standards of Disclosure of Oil and Gas Activities". Impairment losses are charged to earnings in the period in which the impairment occurs.

The carrying values of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is charged to earnings in the period in which the impairment occurs.

Cost centres in the pre-production stage are assessed at each reporting date to determine whether it is likely that net costs, in the aggregate, may be recovered in the future. Costs considered unlikely to be recovered are charged to earnings during the period.

Asset retirement obligations

Addax Petroleum recognizes as a liability, the estimated fair value of the future retirement obligations associated with property, plant and equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The fair value is determined on the basis of independent engineering and environmental studies for each well or facility. The estimate is evaluated on a periodic basis and any adjustment to the estimate is prospectively

applied. As time passes, the change in the net present value of the future retirement obligation is recognized as accretion expense. The fair value of the liability and the carrying value of the related asset are also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Obligations settled during the period are charged against the liability recorded. Gains or losses on settlement are recognized in the period of settlement.

Goodwill

Goodwill represents the excess purchase price over the fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is assessed for impairment annually, or more frequently as events occur that may indicate impairment.

Impairment is assessed by comparing the fair value of each reporting unit to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value then impairment of goodwill is measured by deducting the fair value of the reporting unit's individual assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill. This is compared to the amount of the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount. Addax Petroleum's reporting units are consistent with the cost centres.

Interests in joint ventures

The consolidated financial statements include only Addax Petroleum's proportionate share of assets, liabilities, revenues and expenses from its joint venture activities.

Cash and cash equivalents

Cash includes cash on hand and cash with banks. Cash equivalents are short term, highly liquid investments that are readily convertible to known amounts of cash with original maturities of three months or less on the date of purchase.

Inventories and underlift

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Foreign currency transactions

Addax Petroleum's reporting currency is the United States ("US") dollar as the majority of its transactions are denominated in this currency.

Gains and losses resulting from transactions in foreign currencies are recorded in the consolidated statement of operations at rates prevailing on the last day of the month prior to the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at the foreign exchange rate in effect at the balance sheet date.

Income taxes

Addax Petroleum follows the liability method of accounting for income taxes under which the future tax consequences are recognized for temporary differences between the tax bases of assets and liabilities and their carrying value for financial reporting purposes. Future income tax assets and liabilities are measured using enacted or substantively enacted income tax rates expected to apply in the years in which those temporary differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in the period in which the change occurs.

Addax Petroleum accounts for investment tax credits ("ITCs") using the cost recovery method whereby the associated benefit arising on qualifying expenditures reduce the carrying value of property, plant and equipment and is recorded as a future income tax asset. Investment tax credits are charged to future income tax expense in the statement of operations as the tax benefits are realized and there is reasonable assurance that the credits will be realized.

Certain of Addax Petroleum's contractual arrangements in foreign jurisdictions stipulate that income taxes are to be paid by the respective national oil company out of its entitlement share of production. Such amounts are included in income tax expense at the statutory tax rate in effect at the time of production.

Revenue recognition

Oil sales are recognized in the consolidated statement of operations when the significant risks and rewards of ownership have been transferred to the buyer, which typically occurs at the lifting date. Revenue from services rendered is recognized in the consolidated statement of operations in proportion to the stage of completion of the transaction at the balance sheet date. Overlifts are accounted for as deferred income.

Substantially all of Addax Petroleum's operations are conducted under production sharing contracts ("PSCs") with foreign governments. Under the PSCs, Addax Petroleum and its other non-governmental partners, if any, pay all operating and capital costs. Each PSC establishes specific terms for Addax Petroleum to recover these costs in accordance with a formula based on monthly production volumes ("Cost Recovery Oil") and to receive a share of production in excess of the Cost Recovery Oil ("Profit Oil"). For certain PSCs, Profit Oil attributable to the government includes an amount in respect of all deemed income taxes payable by Addax Petroleum under the laws of the respective country. Alternatively, certain other PSCs refer to that country's income tax law to determine income tax payable. All other government interests, other than income taxes, are considered to be royalty interests.

Derivative financial instruments and commodity contracts

Addax Petroleum may use derivative financial instruments (forward exchange contracts, interest rate swaps and options) to manage its exposure to market risks resulting from fluctuations in foreign exchange rates, interest rates, and commodity prices. These derivative financial instruments are not used for trading or speculative purposes.

Gains and losses on derivative instruments that are designated as and determined to be effective hedges are deferred and recognized in the period of settlement as a component of the related transaction. If a derivative instrument ceases to be effective as a hedge or is terminated, hedge accounting is discontinued and future gains and losses are recognized in the consolidated statement of operations in the current period.

Derivative instruments that are not designated as hedges for accounting purposes are recorded in the consolidated balance sheet at fair value with any resulting gain or loss recognized in the consolidated statement of operations in the current period.

Employee Benefit Plans

The cost of pension benefits earned by employees in Addax Petroleum's defined benefit pension plans is actuarially determined using the projected benefits method based on length of services and reflects Addax Petroleum's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on plan assets is based on the fair value of those assets. The obligation is discounted using a market interest rate. Past service costs arising from plan amendments, and net actuarial gains and losses that exceed 10% of the greater of the accrued benefit obligation and the fair value of plan assets, are expensed in equal amounts over the expected average service life of the employees covered by the plans.

Pension expense for the defined contribution plans is recorded as the benefits are earned by the employees covered by the plans.

3. LONG TERM DEBT

In January 2007, Addax Petroleum entered into a 5-year, $1.5 billion senior secured reducing revolving debt facility (the "Facility") arranged by BNP Paribas, Natixis and Standard Chartered Bank (the "Lenders"). The Facility consists of a $1.2 billion loan and a $300 million letter of credit facility. The Facility is in the form of a borrowing base loan and is subject to reductions after three years and is secured against a portion of Addax Petroleum's business interests.

In April 2007, the loan portion of the Facility was increased from $1.2 billion to $1.3 billion. The letter of credit portion remains unchanged.

(US$ millions)

Amounts drawn under the Facility bear interest at the Lenders' LIBOR plus an applicable margin between 1.75% and 2.65%. The effective interest rate on the Facility for the period ended December 31, 2007 was 7.90%.

In addition to the funds drawn on the loan, letters of credit totaling $134 million related to the Nigerian and the Joint Development Zone ("JDZ") blocks assets were outstanding at December 31, 2007.

Costs incurred to arrange for the Facility have been recorded as other assets and are amortized over the term of the arrangement.

4. CONVERTIBLE BONDS

On May 31, 2007, Addax Petroleum issued $300 million principal amount of 3.75% unsecured convertible bonds (hereafter "the Bonds") for net proceeds of $294 million. The Bonds have a coupon rate of 3.75% and a maturity date of May 31, 2012. The Bonds pay interest semi-annually and are convertible into Addax Petroleum common shares at the option of the bondholder at a conversion price of CDN$56.06 per common share, at any time after October 1, 2007 until maturity on May 31, 2012. The convertible bonds include a Net Share Settlement option, allowing Addax Petroleum to settle bondholder conversions by repaying the face value of the convertible bonds in cash, and delivering the difference, between the face value and value of the underlying shares, in common shares of Addax Petroleum.

At any time after June 20, 2010, Addax Petroleum can redeem the Bonds if the common share price exceeds the conversion price by 30% for at least 20 consecutive days.

The Bonds have been classified as a liability, net of the fair value of the conversion feature which has been classified in shareholders' equity as follows:

Allocation to equity element	56
Allocation to liability element, net of transaction costs	239
Transaction costs charged to earnings	(1)
Proceeds received on issuance, net of transaction costs	**294**

During the year ended December 31, 2007, interest expense totaled approximately $13 million.

(US$ millions)

5. ACQUISITION

Addax Petroleum completed the acquisition of PanAfrican and Pan Ocean Energy UK Ltd. on September 7, 2006 for CDN$1.60 billion in cash ($1.44 billion) including the assumption of net debt totaling CDN$6.8 million ($6.1 million). Addax Petroleum funded this acquisition by the second public offering to the market, new debt financing and internally generated cash. Subsequent to the acquisition, Pan Ocean Energy UK Ltd. has been renamed to Addax UK.

Addax Petroleum acquired the shares of PanAfrican and Addax UK for a cash consideration of $1.52 billion and the results of these operations have been included in the consolidated financial statements from that date. Approximately $5 million of indirect employee redundancy costs, office closure costs and general offices indirect costs were expensed.

The acquisition was accounted for by the purchase method of accounting and the estimated allocation of fair value to the assets acquired and liabilities assumed as at September 7, 2006 was:

Property, plant and equipment	970
Goodwill	493
Current assets	97
Total assets acquired	1,560
Current liabilities	24
Asset retirement obligation	19
Total liabilities assumed	43
Net assets acquired	**1,517**

Addax Petroleum tested goodwill for impairment at December 31, 2007. No impairment was necessary.

(US$ millions)

6. PROPERTY, PLANT AND EQUIPMENT

	2007	2006
Oil and natural gas properties	3,987	2,790
Accumulated depletion	(1,299)	(722)
	2,688	2,068
Corporate assets	27	20
Accumulated depreciation	(9)	(5)
	18	15
Balance, end of year	**2,706**	**2,083**

Included in property, plant and equipment are capitalized interest costs of $17 million (2006: $16 million).

Property, plant and equipment by cost centre is as follows:

	2007	2006
Cost Centre		
Nigeria	1,124	786
Cameroon	28	13
Gabon	1,109	1,020
Iraq	227	142
Joint Development Zone	200	107
Corporate assets	18	15
Balance, end of year	**2,706**	**2,083**

Included in property, plant and equipment are certain costs not subject to depletion and depreciation as follows:

(US$ millions)

	2007	2006
Unproved properties		
Nigeria	268	174
Cameroon	28	13
Iraq (1)	227	142
Joint Development Zone (2)	201	107
Gabon (3)	21	11
	745	**447**

(1) Iraq

Costs relating to the Taq Taq field in northern Iraq are capitalized. Exploration and development activities in Iraq may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

(2) Joint Development Zone

In 2006, Addax Petroleum entered into three production sharing contracts ("PSCs") with the Joint Development Authority which administers the JDZ between Nigeria and São Tomé e Príncipe. In February 2007, Addax Petroleum acquired a 40% interest in the PSC for JDZ Block 1.

(3) Gabon

In Gabon, Addax Petroleum has a 42.5% non-operated interest in Kiarsenny license. Addax Petroleum is also a non-operating partner with 23.78% in both Themis and Iris licenses. Addax completed the acquisition of a 50% interest and operatorship in the onshore Epaemeno license area in Q4 2007.

(US$ millions)

Impairment (ceiling test)

Addax Petroleum performed a ceiling test at December 31, 2007 assessing the recoverable value of property, plant and equipment. The following estimated benchmark prices ("escalated pricing") were used in the calculation:

	ICE Brent Crude	
Year	**Nigeria**	**Gabon**
2008	90.71	89.07
2009	87.12	85.11
2010	83.71	81.13
2011	80.92	79.13
2012	80.27	79.12
2013	79.73	79.09
2014	80.18	79.03
2015	81.36	79.00
2016	82.83	78.99
2017	89.29	80.39
Thereafter escalated at	2%	2%

No impairment of the property, plant and equipment was recorded as a result of the impairment tests.

7. ASSET RETIREMENT OBLIGATIONS

Asset retirement obligations are recorded for obligations where Addax Petroleum will be required to retire tangible long-lived assets such as well sites and offshore production platforms.

The asset retirement obligation movements are as follows:

	2007	2006
Balance, beginning of year	47	25
Asset retirement obligations incurred	14	1
Asset retirement obligations acquired	-	19
Revisions of previous estimates	60	(1)
Accretion expense	9	3
Balance, end of year	**130**	**47**

(US$ millions)

In determining the fair value of the asset retirement obligations, the estimated cash flow of new obligations incurred during the year have been discounted at 8% (2006: 8%). The total undiscounted amount of the estimated cash flow required to settle the obligations is $195 million (2006: $74 million). The obligation will be settled over the useful lives of the operating assets, which extend up to 14 years in the future.

8. SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. There are no preferred shares outstanding.

Issued and Outstanding	**2007**		**2006**	
Common Shares	**Number**	**Amount**	**Number**	**Amount**
Balance, beginning of year	155,065,556	739	117,000,100	20
Issue pursuant to initial public offering	-	-	23,100,000	371
Issue pursuant to second public offering	-	-	14,750,000	343
Stock based compensation	576,019	19	215,456	5
Balance, end of year	**155,641,575**	**758**	**155,065,556**	**739**

On May 24, 2007, Addax Petroleum completed a secondary listing of its common shares on the main market of the London Stock Exchange. No additional shares were issued in conjunction with this listing.

Addax Petroleum has paid a quarterly dividend of CDN $0.05 per common share in March, June, September and December of 2007. The dividend policy undergoes a periodic review by the Board of Directors.

Addax Petroleum declared a dividend of CDN$0.10 per share for Q4 2007, payable in March 2008. In accordance with Canada Revenue Agency Guidelines, dividends paid by Addax Petroleum during the period are eligible dividends.

Contributed surplus

	2007	**2006**
Balance, beginning of year	20	-
Share-based compensation	22	20
Transferred to share capital	(4)	-
Balance, end of year	**38**	**20**

(US$ millions)

Share-Based Compensation

In 2006, pursuant to the IPO, a related party awarded 1,000,000 common shares of Addax Petroleum to directors, officers and employees. 203,031 of the shares granted vested immediately whilst the remaining vest equally over a three year period beginning on grant date.

Addax Petroleum has also awarded common shares to officers and employees as part of a long-term incentive program (LTIP). Share awards equally vest over a three year period beginning on grant date. The fair value of common shares granted under both programs is determined based on the trading price of the common shares on the date of the grant and is amortized to share compensation expense over the vesting period. The following shares have been granted under the both programs:

	Grant date	Total Shares granted	Non-vested shares at year end	Fair value of shares on grant date
LTIP 2006	August 2006	599,097	199,699	15
LTIP 2007	August 2007	1,050,678	700,452	41

9. EARNINGS PER SHARE

Per share information is calculated on the basis of the weighted average number of common shares outstanding during the fiscal period.

Diluted per share information is calculated using the treasury stock method to determine the dilutive effect of stock options and other dilutive instruments. The treasury stock method assumes that the proceeds received from the exercise of "in the money" stock grants and other instruments are used to re-purchase and cancel common shares at the average trading price for the period.

Included in the diluted weighted average number of common shares is the weighted average effect of the non-vested LTIP shares granted of 602,359 common shares.

10. EMPLOYEE FUTURE BENEFITS

Addax Petroleum has non-contributory defined benefit and defined contribution pension plans providing pension and post-employment benefits to substantially all employees. The most recent actuarial valuation completed for Addax Petroleum's pension plans is dated December 31, 2007.

(US$ millions)

Defined contribution plans

During the year ended December 31, 2007, Addax Petroleum contributed $4 million (2006: $3 million) to all defined contribution plans.

In 2007, as a result of changes in local laws in Nigeria, the Nigerian defined benefit plan was converted into a defined contribution plan. Local law prescribes a defined contribution arrangement for all schemes with a minimum total contribution of 15% of pensionable remuneration. Addax Petroleum has fully funded this legal contribution. Existing pensioners as at the transition date remained in the original defined benefit plan.

Pension and Post Benefits

For Nigerian staff, there is also a gratuity plan funded by Addax Petroleum. The plan provides employees who retire at age 60 and who have at least 10 years continuous service with a lump sum payment of 5% of pensionable pay for each year worked to a maximum of 24 months of monthly base salary. Annual contributions to this plan are not significant.

Defined benefit plans

Information about defined benefit plans, in aggregate is as follows:

Benefit plan expense	**2007**	**2006**
Employer current service cost	(6)	(2)
Interest cost	(1)	(1)
Expected return on plan assets	1	1
Net actuarial gain (loss)	-	(4)
Net benefit (expense)	(6)	(6)

Financial status of defined benefit plans	**2007**	**2006**
Accrued benefit obligation	(32)	(25)
Fair value of plan assets	27	19
Unrecognized actuarial gains	-	4
Funded status – plan deficit	(5)	(2)

(US$ millions)

Reconciliation of Plan Assets

	2007	2006
Fair value at January 1	15	16
Expected return on plan assets	1	-
Contributions	6	2
Benefits paid	3	(1)
Actual return on plan assets	-	1
Exchange gain	2	1
Fair value at December 31	27	19

Reconciliation of accrued benefit obligation

	2007	2006
Accrued benefit obligation at January 1	19	17
Current service costs	5	2
Interest cost	1	1
Benefits paid	3	-
Actuarial loss	2	4
Exchange loss	2	1
Accrued benefit obligation at December 31	32	25

Principal actuarial assumptions used to determine pension obligations are shown below:

	2007	2006
Discount rate		
Swiss plan	3.25%	3.25%
Nigerian plan	20.00%	20.00%
Expected long-term rate of return on assets		
Swiss plan	3.00%	3.00%
Nigerian plan	12.00%	12.00%
Future salary increases		
Swiss plan	3.50%	3.50%
Nigerian plan	5.00%	9.00%

(US$ millions)

11. INCOME TAXES

The majority of Addax Petroleum's taxable operations are located in Nigeria under PSCs with the Nigerian government. The income tax rate in the Nigerian PSCs is 60%. There are no material income taxes payable by Addax Petroleum in Canada. Addax Petroleum's tax for its operations in Gabon is based on the corporate tax rate of 35%. The provision for income taxes varies from the amounts that would be computed by applying the combined income tax rates set out in the PSCs to net income before provision for income taxes for the following reasons:

	2007	2006
Income before provision for income taxes	1,733	1,027
Tax at 60%	1,040	616
Adjustments to income taxes:		
Non deductible amounts	230	178
Non taxable revenues	47	(4)
Foreign income tax rates	(66)	(6)
Provision for income taxes	**1,251**	**784**

Components of future income taxes

	2007	2006
The net future tax liability is as follows:		
Differences between tax base and reported amounts of depreciable and depletable assets	160	72
Tax effect of inventory	(6)	(6)
Tax deductible provisions	(19)	(16)
Tax deferred income	(6)	(2)
Other	(4)	(4)
Future income tax liabilities	**125**	**44**

	2007	2006
Future income tax assets are as follows:		
Differences between tax base and reported amounts of depreciable and depletable assets	(1)	16
Tax effect of stock on hand	4	-
Tax deductible provision	4	-
Future income tax assets	**7**	**16**

ITCs of $117 million have been recognized in future income taxes from property, plant and equipment during the year (2006: $151 million).

(US$ millions)

12. INVENTORIES

	2007	2006
Crude oil and fuel oil	38	45
Materials and supplies	91	76
Balance, end of year	**129**	**121**

13. FINANCIAL INSTRUMENTS

Market risk

Addax Petroleum's activities expose it to a variety of market risks, including the effects of changes in commodity prices, foreign currency exchange rates and interest rates. Addax Petroleum may use derivative financial instruments such as options on commodities, foreign exchange contracts and interest rate swaps to manage certain exposures.

a) Foreign exchange risk

Addax Petroleum operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the Swiss franc (or "CHF"), the Nigerian naira and the euro against the US dollar. Addax Petroleum may use both local currency borrowing facilities and forward contracts to hedge their exposure to foreign currency risk. The forward currency contract must be in the same currency as the hedged item.

In December 2007, Addax Petroleum entered into foreign exchange forward contracts to purchase CHF 72 million for $65 million for the year ending December 31, 2008. These forward contracts fix the exchange rate used to convert a portion of Addax Petroleum's Swiss franc denominated general and administrative expenses to US dollars. These contracts have not been designated as hedges for accounting purposes.

b) Credit risk

Credit risk with respect to accounts receivable is limited due to the high portion of amounts due from related parties. Of Addax Petroleum's significant individual accounts receivable at December 31, 2007, approximately 48% was due from one related party customer (December 2006 – 48%). Historical experience has indicated no problems in collecting accounts receivable from related companies. Therefore, management believes there is no significant credit risk inherent in Addax Petroleum's accounts receivable, beyond amounts provided for in doubtful accounts.

(US$ millions)

c) Liquidity risk

The estimated fair values of purchased derivative financial instruments are recognized in the consolidated balance sheet in accounts receivable and accounts payable with resulting gains and losses being recognized in other interest and finance charges in the statement of operations. These contracts have not been designated as hedges for accounting purposes.

Fair value

The carrying value and fair value of these financial instruments at December 31, 2007 is disclosed below by financial instrument category as well as any related interest expense for the year ended December 31, 2007:

Financial Instrument	Carrying Value	Fair Value	Interest Expense
Financial Assets			
Held for trading			
Cash and cash equivalents	32	32	-
Loans and receivables			
Accounts receivable	312	312	-
Partner loan receivable	21	21	-
Financial Liabilities			
Other liabilities			
Accounts payable and accrued liabilities	545	545	-
Long-term debt	950	950	78 [(1)]
Held to maturity			
Convertible bonds	245	n/a	13 [(2)]

(1) Included in interest on long-term debt in the statement of operations.

(2) Included in interest on convertible bonds in the statement of operations. The non-cash interest expense relating to the accretion of the initial discount and transaction costs that are netted against this liability are included in convertible bond interest accretion in the consolidated statement of cash flows.

There has been no change to the classification of financial instruments since inception on January 1, 2007.

(US$ millions)

14. SUPPLEMENTARY CASH FLOW INFORMATION

(a) Changes in non-cash working capital

	2007	2006
Accounts receivable	(133)	(4)
Prepaid expenses	(13)	(10)
Inventories	(8)	(41)
Partner loan receivable	-	(19)
Other current assets	-	(2)
Accounts payable and accrued liabilities	181	23
Tax and royalties payable	(477)	307
Deferred revenue	6	2
Bond coupon interest	(6)	-
Changes in non-cash working capital	**(450)**	**256**

(b) Other cash flow information

	2007	2006
Interest paid	72	19
Income taxes paid	121	18

Addax Petroleum pays taxes and royalties in Nigeria through government liftings taken-in-kind. For the year ended December 31, 2007, such government liftings totalled $1,883 million (2006: $563 million).

(c) Cash and cash equivalents

	2007	2006
Cash and cash equivalents consists of:		
Cash	31	31
Short term deposits	1	3
Balance, end of year	**32**	**34**

(US$ millions)

15. INVESTMENT IN JOINT VENTURES

Included in the consolidated financial statements is Addax Petroleum's proportionate share of the result of operations of the following joint ventures:

		Participating Interest	
Company	**Property**	**2007**	**2006**
Operated Assets			
Addax Petroleum Cameron Ltd	Ngosso	60.00%	60.00%
Addax Petroleum JDZ Block 4	JDZ Block 4	38.30%	38.30%
Addax Oil and Gas Nigeria Ltd	Block 291	72.50%	72.50%
Addax Petroleum Remboué	Remboué	92.00%	92.00%
Addax Petroleum NZE	NZE	92.50%	92.50%
Addax Petroleum Maghéna	Maghéna	92.50%	92.50%
Addax Epaemeno Ltd	Epaemeno	50.00%	-
Non Operated Assets			
Addax Petroleum Gabon Ltd	Kiarsseny	42.50%	42.50%
Addax Petroleum JDZ Block 1	JDZ Block 1	40.00%	-
Addax Petroleum JDZ Block 2	JDZ Block 2	14.33%	14.33%
Addax Petroleum JDZ Block 3	JDZ Block 3	15.00%	15.00%
Addax Petroleum Nigeria Offshore Ltd	Okwok	40.00%	40.00%
Addax Petroleum International Ltd	Taq Taq	45.00%	45.00%
Addax Petroleum Awoun Inc (BVI)	Awoun	40.00%	40.00%
Addax Petroleum Etame Inc (BVI)	Etame	31.36%	31.36%
Addax Petroleum Themis Inc (BVI)	Themis Marin	23.78%	23.78%
Addax Petroleum Iris Inc (BVI)	Iris Marin	23.78%	23.78%

The assets, liabilities, revenues and expenses representing Addax Petroleum's interests in these joint ventures are:

	2007	**2006**
Current assets	83	27
Non-current assets	797	526
Current liabilities	(795)	(480)
Non-current liabilities	(13)	(10)
Net assets	**72**	**63**
Income	165	-
Expenses	122	18

(US$ millions)

16. COMMITMENTS

The following is a summary of Addax Petroleum's contractual obligations and commitments as at December 31, 2007:

	Within one	From 1 to 5	More than 5	Total
Operating leases[1]	94	144	70	308
Purchase obligations	112	11	-	123
Exploration obligations	14	97	-	111
Other long-term obligations[2]	524	28	-	552
Total	**744**	**280**	**70**	**1,094**

(1) Commitments on operating leases are as follows: 2009: $39; 2010: $35; 2011: $35; 2012: $35; thereafter: $70.

(2) Includes commitments for the lease of three FPSO vessels for up to seven years

Included in the above are the following exploration commitments as defined in the related PSC:

	Outstanding minimum		
Cost centre	**Financial commitment**	**Work commitment**	**Period**
Cameroon	-	2 wells	2008
JDZ	25	5 wells	2010
Nigeria	73	1 well	2011
Gabon	9	2 wells	2008 - 2010
Iraq	4	1 well	2011
Total	**111**		

(US$ millions)

17. CONTINGENCIES

Addax Petroleum has a number of lawsuits and claims pending against it, for which it currently cannot determine the ultimate result. Costs are recorded as they are incurred or become determinable. Management believes the resolution of these matters will not have a material effect on our liquidity, consolidated financial position or results of operations.

Addax Petroleum is liable to pay early termination penalties on its FPSO lease contracts. As at December 31, 2007 if the contracts were terminated, the maximum contingent liability arising from early termination would total $146 million.

Addax Petroleum's income tax filings are subject to audits by taxation authorities. There are audits in progress and items under review, some that may increase the tax and royalty liability. In addition, notices have been filed objecting to certain issues. While the results of these items cannot be ascertained at this time, it is believed that there is an adequate accrual for income taxes based on available information.

18. RELATED PARTY TRANSACTIONS

The following transactions took place between Addax Petroleum and the following related parties:

	2007	2006
Sales to Addax B.V	1,181	1,215
Charges:		
Addax Bunkering Services	(33)	(24)
AOG Advisory Services Ltd, London	(3)	(3)
Addax B.V.	(13)	(6)

Addax B.V. markets Addax Petroleum's crude oil for a fee. The charges from AOG Advisory Services Ltd., include management services, trademark licence and information technology support. Charges from Addax Bunkering Services are for the purchase of fuel for Addax Petroleum's FPSO's and other marine support vessels. All transactions with these related parties are recorded at amounts agreed to by the parties and are made on the same terms and conditions as with non related customers.

Amounts due from (to) related parties are included in accounts receivable and accounts payable in the consolidated balance sheet are as follows:

	2007	2006
Addax BV	150	87
AOG Advisory Services Ltd, London	(1)	-
Addax Bunkering Services	(8)	(3)

(US$ millions)

19. GEOGRAPHICAL INFORMATION

Addax Petroleum generates revenue in Nigeria and in Gabon.

	2007			
	Nigeria	**Gabon**	**Corporate**	**Total**
REVENUE				
Petroleum sales	2,867	545	-	3,412
Royalties	(536)	(50)	-	(586)
Net sales	2,331	495	-	2,826
Other income	1	-	3	4
Total net revenue	**2,332**	**495**	**3**	**2,830**
EXPENSES				
Operating	234	80	-	314
General and administrative	-	-	31	31
Depletion, depreciation and accretion	425	143	13	581
Pre-acquisition and other expenses	13	-	18	31
Share-based compensation	-	-	36	36
Interest on long-term debt	-	-	85	85
Interest on convertible bonds	-	-	13	13
Foreign exchange (gain)/loss	(1)	4	3	6
Total expenses	**671**	**227**	**199**	**1,097**
Income before provision for income taxes	**1,661**	**268**	**(196)**	**1,733**
Provision for income taxes				
Current	(925)	(118)	(2)	(1,045)
Future	(206)	-	-	(206)
	(1,131)	(118)	(2)	(1,251)
Net income and comprehensive income	**530**	**150**	**(198)**	**482**

(US$ millions)

	2006			
	Nigeria	**Gabon**	**Corporate**	**Total**
REVENUE				
Petroleum sales	1,955	74	-	2,029
Royalties	(375)	(14)	-	(389)
Net sales	1,580	60	-	1,640
Other income	1	-	11	12
Total net revenue	**1,581**	**60**	**11**	**1,652**
EXPENSES				
Operating	189	15	-	204
General and administrative	-	-	27	27
Depletion, depreciation and accretion	283	26	7	316
Pre-acquisition and other expenses	-	-	27	27
Share-based compensation	-	-	25	25
Interest on long-term debt	-	-	22	22
PanAfrican acquisition costs	-	3	2	5
Foreign exchange (gain)/loss	(2)	1	-	(1)
Total expenses	**470**	**45**	**110**	**625**
Income before provision for income taxes	**1,111**	**15**	**(99)**	**1,027**
Provision for income taxes				
Current	(534)	(7)	-	(541)
Future	(243)	-	-	(243)
	(777)	(7)	-	(784)
Net income and comprehensive income	**334**	**8**	**(99)**	**243**

20. PARTNER LOAN RECEIVABLE

Pursuant to the Taq Taq joint venture agreement, Addax Petroleum has advanced $21 million (2006: $21 million) to a joint venture partner. The advance is repayable to Addax Petroleum on demand. It is not expected that the repayment will be requested in the next twelve months.

21. PRE-ACQUISITION AND OTHER EXPENSES

Included in pre-acquisition expenses are all amounts related to new venture activity including seismic purchases, studies (in-house and external) and consulting. Such amounts are charged to the consolidated statement of operations pending finalization of Addax Petroleum's rights to a license.

Addax Petroleum has an open insurance claim of approximately $13 million relating to the repair of a third party's pipeline in Nigeria. This charge has been included in pre-acquisition and other expenses. Any insurance recovery will be recorded when the claim results are certain from the insurance company.

Addax Petroleum Corporation

Management's Discussion & Analysis

For the year ended December 31, 2007

Management's Discussion & Analysis

The following Management's Discussion and Analysis of Addax Petroleum Corporation ("Addax Petroleum") is dated March 13, 2008 and should be read in conjunction with Addax Petroleum's audited consolidated financial statements for the year ended December 31, 2007 together with the notes thereto. The consolidated financial statements presented herein are those of Addax Petroleum and its subsidiaries. Except as otherwise indicated, certain defined words, abbreviations and terms used herein have the meaning set forth in Addax Petroleum's Annual Information Form dated March 13, 2008 ("AIF"). Addax Petroleum's AIF and additional information regarding Addax Petroleum are available from SEDAR at www.sedar.com. All amounts presented are in United States dollars (US$) unless otherwise indicated.

LEGAL NOTICE – FORWARD-LOOKING STATEMENTS

Certain statements in this report constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "may", "will", "should", "could", "would", "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters and government approvals. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates, ultimate recovery of reserves, prices of oil and natural gas, general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, production start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this report is made as of the date of this report and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this report is expressly qualified by this cautionary statement.

NON-GAAP MEASURES

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the average realized sales price less royalties and operating expenses, on a per barrel basis. FFFO and Operating Netback are not recognized measures under Canadian Generally Accepted Accounting Principles ("GAAP"). Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operating activities determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

2007 Highlights

Selected highlights	Year ended		
(US$ million, unless otherwise stated)	**31-Dec 2007**	31-Dec 2006	31-Dec 2005
FINANCIAL:			
Petroleum sales before royalties	**3,412**	2,029	1,219
Funds Flow From Operations ("FFFO")	**1,319**	829	468
FFFO per share ($/basic share)	**8.49**	5.80	4.00
FFFO per share ($/diluted share)	**8.38**	5.80	4.00
Net income	**482**	243	206
Earnings per share ($/basic share)	**3.10**	1.70	1.76
Earnings per share ($/diluted share)	**3.09**	1.70	1.76
Weighted average common shares outstanding (millions)	**155**	143	117
Cash dividend per share ($/basic share)	**0.20**	0.10	n/a
Total assets	**3,759**	2,978	867
Capital expenditures, net of dispositions	**1,225**	1,099	382
Total long-term liabilities	**1,457**	932	203
OPERATIONAL:			
Average gross working interest oil production (Mbbl/d):			
Nigeria	**104.5**	86.3	65.3
Gabon	**21.4**	3.7	--
Total	**125.9**	90.0	65.3
Prices, expenses and netbacks ($/bbl):			
Nigeria			
Average realized price	**73.59**	63.60	52.85
Operating expense	**6.01**	6.12	6.29
Operating netback	**53.81**	45.36	37.43
Gabon			
Average realized price	**69.68**	58.49	--
Operating expense	**10.18**	11.62	--
Operating netback	**53.07**	35.59	--

- During 2007, petroleum sales increased by $1,383 million or 68% compared to 2006. This increase in sales has occurred due to the Q3 2006 acquisition of PanAfrican Energy Corporation (Mauritius) Ltd. ("PanAfrican") in Gabon, rising production levels in Nigeria and Gabon, as well as higher sales prices.
- Net income increased by $239 million or 98% compared to 2006, as a result of increases in production and sales prices, partially offset by increases in costs and taxes.
- Funds Flow From Operations amounted to $1,319 million in 2007, an increase of 59% from 2006 as a result of the higher sales, partially offset by higher costs.
- Total assets increased by 26% from 2006 to $3,759 million due to capital investments in Taq Taq, acquisition of a 40% working interest in Block 1 of the Joint Development Zone ("JDZ"), as well as continued investment in the Nigerian and Gabonese assets.
- Average gross working interest oil production of 125.9 Mbbl/d in 2007 represents an increase of 40% over 2006. Gabon properties contributed 17% in 2007 compared to 4% in 2006.

- Average operating netback for Nigerian crude oil in 2007 is $53.81/bbl, an increase of 19% compared with 2006 due to higher average sales prices in all licenses and lower operating costs per barrel, offset by higher royalties per barrel.
- Average operating netback for Gabonese crude oil in 2007 is $53.07/bbl, an increase of 49% compared with 2006 primarily due to the higher average realized sales price and lower royalties and operating expenses per barrel. However, production was restricted in the third quarter ("Q3") and fourth quarter ("Q4") 2007 on the Coucal facility, which is operated by a third party.

2007 Operational Update

HIGHLIGHTS

During its second year as a publicly listed and traded company, Addax Petroleum has delivered performance which includes growth in production and reserves and significant expansion of Addax Petroleum's production, development and exploration portfolio. Operational and portfolio highlights, in accordance with National Instrument 51-101, include:

- Gross working interest oil production averaged 125.9 Mbbl/d for 2007 representing an increase of 40% over average 2006 oil production of 90.0 Mbbl/d
- Gross working interest proved and probable reserves as at December 31, 2007 increased 26% to 446.7 MMbbl from 353.7 MMbbl as at December 31, 2006, with a reserves replacement ratio of 302%
- Contingent gas resources increased by 71% over 2006 to 2.4 Tcf (plus 106% increase in associated gas liquids) (2006: 1.4 Tcf)
- Risked prospective oil resources increased by 10% over 2006 to 738 MMbbl (2006: 670 MMbbl), while unrisked prospective oil resources increased by 2% over 2006 to 2,246 MMbbl (2006: 2,199 MMbbl)
- Two new business acquisitions in 2007 to establish an attractive, balanced and diversified portfolio of production, development and exploration potential
- Intensified drilling operations from six operated drilling rigs at the start of 2007 to seven operated (and two non-operated) drilling rigs at year-end resulting in 37 new wells (gross) brought on production
- Successful exploration and appraisal results in Nigeria, Gabon and Kurdistan

NEW BUSINESS

During 2007, Addax Petroleum concluded two strategic transactions which have (i) consolidated a considerable exploration position in the Gulf of Guinea deep water play, and (ii) confirmed Addax Petroleum as a significant developer and producer in Gabon.

GABON

In April 2007, Addax Petroleum acquired a 50% operating interest in the Epaemeno license area. Under the terms of the acquisition, Addax Petroleum is obligated to pay the first $10 million of its joint venture partner's share of exploration costs and, in the event of a commercial development, the first $8 million of its joint venture partner's share of development costs. The Epaemeno license area is immediately north of Addax Petroleum's Maghena and Awoun license areas, onshore Gabon. The Government of Gabon provided its consent for this acquisition during Q4 2007.



Kiarsseny
Remboue
Epaemeno
Awoun
Maghena
Panthere NZE
GABON
Iris Marin
Ibekella
Themis Marin
Etame Marin
CONGO

GULF OF GUINEA DEEP WATER

In September 2007, Addax Petroleum consolidated its strategic 2006 entry into the Gulf of Guinea deep water exploration play with the acquisition of a 40% interest in Block 1 of the JDZ, an offshore area operated under treaty between Nigeria and Sao Tome and Principe. The acquisition consideration includes a payment of $78 million plus 2% of Addax Petroleum's share of profit oil produced from Block 1. The acquisition is subject to the approval of the Joint Development Authority. Addax Petroleum operates JDZ Block 4 and OPL 291 and holds non-operating interests in JDZ Blocks 2 and 3. At year end, Addax Petroleum held a net acreage position of 430,500 acres in the Gulf of Guinea deep water.



OML 124
NIGERIA
CAMEROON
Brass LNG
OML 123
Ngosso
Okwok
OML 137
OML 126
OPL 291
EQUATORIAL GUINEA
Block 1
Block 2
Block 3
Block 4
JDZ
Niger Delta Provinces

PRODUCTION AND DEVELOPMENT OPERATIONS

Addax Petroleum's production and development operations take place in Nigeria and in Gabon, as well as initial development and appraisal activities in the Taq Taq property in the Kurdistan Region of Iraq.

NIGERIA

In Nigeria, Addax Petroleum's production and development operations take place on the offshore OML123 and OML126 properties and onshore OML124 property. Addax Petroleum operates and holds a 100% interest in these properties. The offshore properties account for 93% of Addax Petroleum's Nigerian production and 81% of Addax Petroleum's Nigerian proved plus probable reserves.

Addax Petroleum's gross working interest production in Nigeria in 2007 averaged 104.5 Mbbl/d, an increase of 21% over 2006 average production of 86.3 Mbbl/d. Gross working interest proved plus probable reserves also increased, by 22% to 262.7 MMbbl as at December 31, 2007 as compared to 215.4 MMbbl as at December 31, 2006.

GABON

Addax Petroleum's production and development operations in Gabon commenced with the acquisition of PanAfrican on September 7, 2006. These production and development operations cluster into two distinct areas: (i) onshore, which comprises the Addax Petroleum operated Maghena, Panthere NZE, Remboué and Epaemeno and non-operated Awoun license areas, and (ii) the non-operated offshore Etame license area.

Addax Petroleum's gross working interest production in Gabon in 2007 averaged 21.4 Mbbl/d, up from 3.7 Mbbl/d in 2006. Since the PanAfrican acquisition, Addax Petroleum's Gabon production increased from an average of 9.4 Mbbl/d in September 2006 to 26.5 Mbbl/d in December 2007.

Addax Petroleum's gross working interest proved plus probable reserves in Gabon increased by 11% to 109.4 MMbbl as at December 31, 2007 as compared to 98.2 MMbbl as at December 31, 2006.

KURDISTAN REGION OF IRAQ

Addax Petroleum conducts its appraisal and early development operations through a joint operating company, Taq Taq Operating Company Limited ("TTOPCO"), established with its joint venture partner. Following the acquisition and interpretation of a 2D seismic survey over the field, and the mobilization of a drilling rig in 2006, TTOPCO has carried on a continuous appraisal and early development drilling campaign. During 2007, three wells were tested: the TT-05 well was tested at an aggregate rate of 26,550 bbl/d gross in March 2007, the TT-06 well was tested at an aggregate rate of 18,900 bbl/d gross in June 2007, and the TT-07 well was tested at an aggregate rate of 37,560 bbl/d gross in September 2007. In January 2008, TT-09 was tested at 16,170 bbl/d gross.

In March 2008, Addax Petroleum tested the TT-08 step-out appraisal and development well on the Taq Taq field in the Kurdistan Region of Iraq. The TT-08 well tested at an aggregate oil rate of 35,750 bbl/d from two separate zones.

There was no production in 2007 attributable to Addax Petroleum. Addax Petroleum's gross working interest proved plus probable reserves for Taq Taq increased by 86% to 74.6 MMbbl as at December 31, 2007 as compared to 40.1 MMbbl as at December 31, 2006.

OIL AND NATURAL GAS RESERVES

Proved and probable oil reserves have been evaluated by Netherland Sewell & Associates, Inc. ("NSAI") in accordance with National Instrument 51-101 and classified in accordance with the guidelines as stipulated in the Canadian Oil and Gas Evaluation Handbook ("COGEH"). The reserves in the table below are those reserves which are anticipated to be commercially recoverable from known accumulations from a specified date forward. The reserves shown in the table are based upon the working interest of Addax Petroleum in the applicable Production Sharing Contracts ("PSC") for the stated licences. These PSCs do not legally transfer title to the reserves in the ground to Addax Petroleum. In addition to the oil reserves, a substantial amount of contingent gas resources exist in the Nigerian licences. Total contingent gas resources are estimated to be 2.4 Tcf (2006: 1.4 Tcf) together with 77.2 MMbbl of associated liquids. Addax Petroleum is seeking to establish a framework for the monetization of contingent gas resources in 2008.

Gross working interest proved plus probable reserves have increased by 26% in 2007 compared with 2006, and proved reserves have increased by 28% in the same period, due to exploration, appraisal and development drilling campaigns in Nigeria, Gabon and Kurdistan Region of Iraq. Gross working interest proved and probable reserves in Nigeria increased by 22% and gross working interest proved reserves increased by 33% in 2007 compared with 2006. Gross working interest proved and probable reserves in Gabon increased by 11% and gross working interest proved reserves increase by 20% in 2007 compared with 2006.

The complete statement of reserves data and other oil and gas information can be found in Addax Petroleum's AIF. The following table summarizes oil reserves as at December 31, 2007:

Oil Reserves		**2007**			2006		
(%). (MMbbl)	**Working Interest**	**Proved**	**Proved plus Probable**	**Proved plus Probable plus Possible**	Proved	Proved plus Probable	Proved plus Probable plus Possible
Nigeria							
OML123	100.00%	**94.5**	**161.4**	**220.6**	70.8	142.3	189.0
OML124	100.00%	**18.2**	**23.4**	**38.9**	15.2	21.0	36.7
OML126	100.00%	**41.5**	**52.4**	**59.9**	30.0	43.1	56.5
OML137	100.00%	**--**	**17.1**	**19.8**	--	--	--
Okwok	40.00%	**--**	**8.4**	**9.5**	--	9.0	10.8
Subtotal - Nigeria		**154.2**	**262.7**	**348.7**	116.0	215.4	292.9
Gabon							
Awoun	40.00%	**10.8**	**19.0**	**24.1**	7.0	15.7	21.7
Etame	31.36%	**6.6**	**13.4**	**22.5**	8.5	14.6	23.2
Maghena	92.50%	**38.8**	**38.8**	**38.8**	29.3	30.5	32.3
Panthere NZE	92.50%	**21.2**	**36.5**	**41.1**	20.0	36.2	42.8
Remboué	92.00%	**1.8**	**1.8**	**1.8**	1.3	1.3	1.3
Subtotal - Gabon		**79.1**	**109.4**	**128.2**	66.1	98.2	121.4
Taq Taq	36.00%*	**--**	**74.6**	**103.4**	--	40.1	66.1
Total		**233.3**	**446.7**	**580.3**	182.0	353.7	480.4

* Assumes back in rights exercised by Kurdistan Regional Government (45% working interest if not exercised)

Totals may not add because of rounding.

CONTINGENT AND PROSPECTIVE RESOURCES

As at December 31, 2007, NSAI estimated contingent and prospective resources to Addax Petroleum interests in certain concessions in Cameroon, Gabon and Nigeria. These estimates have been prepared in accordance with National Instrument 51-101 and COGEH. Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets. Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development. The following tables summarize selected contingent gas and prospective oil resources information as at December 31, 2007 and full details can be found in the AIF:

Estimates of Addax Petroleum's
Contingent Gas Resources in Nigeria as at December 31, 2007

	Contingent Gas Resources[1] (Bcf)	Associated Gas Liquids[2] (MMbbl)
OML123	999.9	27.9
OML124	380.9	22.2
OML126	106.4	1.8
OML137	925.7	25.3
Okwok	1.8	--
Total	**2,414.8**	**77.2**

[1] after deductions for plant fuel and extraction of gas liquids [2] includes LPG and C5+

Totals may not add because of rounding. There is no certainty that these contingent resources will be commercially viable.

Estimates of Addax Petroleum's
Prospective Oil Resources in West Africa as at December 31, 2007

	Best Estimate Prospective Oil Resources	
(MMbbl)	**Unrisked**	**Risked**
Shallow water and onshore Nigeria		
OML123	401.2	110.3
OML124	81.7	16.0
OML126	249.7	37.3
OML137	74.2	14.6
Sub-total	**806.8**	**178.2**
Shallow water Cameroon		
Ngosso	99.7	32.0
Sub-total	**99.7**	**32.0**
Deep Water Gulf of Guinea		
JDZ (1, 2, 3 & 4)	726.6	313.0
OPL291, Nigeria	477.4	163.1
Sub-total	**1,203.9**	**476.0**
Gabon		
Onshore	34.9	8.6
Offshore	100.7	42.8
Sub-total	**135.6**	**51.4**
Total	**2,246.0**	**737.6**

Totals may not add because of rounding. There is no certainty that any portion of these prospective oil resources will be discovered. If discovered, there is no certainty that their development will be commercially viable.

EXPLORATION AND APPRAISAL OPERATIONS

In 2007, Addax Petroleum had a successful development, appraisal & exploration program which achieved:

- 40% increase in production (2006: 38%);
- 26% increase in proved plus probable reserves (2006: 80%) with a reserve replacement ratio of 302%;
- 71% increase in contingent gas resources (plus 106% increase in associated gas liquids); and
- 10% increase in risked prospective oil resources (2% increase in unrisked prospective oil resources)

During 2007, Addax Petroleum acquired 126 km^2 of 3D seismic in Gabon, 292 km^2 of 3D over the Taq Taq field in the Kurdistan Region of Iraq, and 218 km of 2D seismic over the Kewa Chirmila prospect also in the Kurdistan Region of Iraq. Further, Addax Petroleum also reprocessed 2,100 km^2 of 3D seismic over the license areas of the JDZ. This aggressive seismic campaign has allowed Addax Petroleum to replenish its prospects inventory to over 80 prospects at year end and allows for an extensive exploration campaign targeting an inventory of 2.2 billion barrels of unrisked prospective oil resources over the next 3 years.

GULF OF GUINEA - SHALLOW WATER

Addax Petroleum's exploration and appraisal drilling in 2007 focused primarily on offshore shallow water Nigeria drilling five exploration and four appraisal wells. Two exploration wells were drilled on OML123 in the first half of 2007 which discovered and tested the Antan prospect; significant quantities of oil were discovered for which 17 MMbbl probable reserves were booked at year end 2007.

Two exploration wells were drilled on OML137 in 2007 to explore the Ofrima North and Udele West prospects with successful outcomes in each instance. Following the results of the Ofrima North exploration well, 17 MMbbl of probable oil reserves were booked at year end 2007. The Ofrima North and Udele West exploration wells also confirmed the gas potential of the licence area and 926 Bcf of contingent gas resources were booked at 2007 year end.

GULF OF GUINEA - DEEP WATER

In September 2007, Addax Petroleum consolidated its strategic 2006 entry into the Gulf of Guinea deep water exploration play with the acquisition of a 40% interest in Block 1 of the JDZ. Addax Petroleum processed a significant amount of 3D seismic data throughout the JDZ and has selected its prospect in Block 4 which it is budgeted to drill in the second half of 2008, subject to rig availability.

GABON

In 2007, one successful appraisal well was drilled in the Autour field. In conjunction with the operator of Awoun, a 3D seismic survey was conducted covering the Obangue field and part of the Awoun concession. A 2D seismic campaign is planned in 2008 for the prospective but under-explored onshore Gabon acreages.

KURDISTAN REGION OF IRAQ

There were 74.6 MMbbl of probable reserves booked at the end of 2007 in the Taq Taq field as a result of the successful drilling campaign discussed above.

2007 Financial Update

Significant financial events which have affected Addax Petroleum's financial condition during 2007 are summarized below. Furthermore, as described in the New Business section above, a 40% working interest in Block 1 of the JDZ was agreed in Q3 2007 as well as a 50% working interest in the Epaemeno block in Gabon, in Q2 2007.

CONVERTIBLE DEBT

On May 31, 2007, Addax Petroleum issued $300 million principal amount of 3.75% unsecured convertible bonds for net proceeds of $294 million. The convertible bonds have a coupon rate of 3.75% and a maturity date of May 31, 2012. The convertible bonds pay interest semi-annually and are convertible into Addax Petroleum common shares at the option of the bondholder at an initial conversion price of CDN$56.06 per common share, at any time after October 1, 2007 until maturity on May 31, 2012. The convertible bonds include a Net Share Settlement option, allowing Addax Petroleum to settle bondholder conversions by repaying the face value of the convertible bonds in cash, and delivering the difference between the face value and value of the underlying shares, in common shares of Addax Petroleum. In doing so, Addax Petroleum has the option to reduce the potential dilutive effect of the instrument.

At any time after June 20, 2010, Addax Petroleum can redeem the convertible bonds if the common share price exceeds the conversion price by 30% for at least 20 consecutive trading days.

The convertible bonds have been classified as a liability net of the fair value of the conversion feature which has been classified in shareholders' equity.

DEBT FINANCING

Addax Petroleum entered into a five year, $1,500 million senior secured reducing revolving debt facility consisting of a $1,200 million loan tranche and a $300 million letter of credit tranche. The loan has been used to re-finance the former bridge facility, fund budgeted capital expenditures and for general corporate purposes. The loan is in the form of a borrowing base loan secured against a portion of Addax Petroleum's business interests and is subject to potential reductions after three years.

In April 2007, the secured reducing revolving credit facility was increased from $1,500 million to $1,600 million with the long-term loan portion of the facility increasing from $1,200 million to $1,300 million. The $300 million letter of credit facility remained unchanged.

DIVIDENDS DECLARED

Addax Petroleum has declared the following dividends during 2007 and up to the date of the MD&A:

Dividend $	Record Date	Payment Date
CDN$0.05	March 1, 2007	March 15, 2007
CDN$0.05	May 31, 2007	June 14, 2007
CDN$0.05	August 30, 2007	September 13, 2007
CDN$0.05	November 30, 2007	December 14, 2007

For shareholders of record as of March 6, 2008, a dividend of CDN $0.10 per share was declared and will be paid March 20, 2008. In accordance with Canada Revenue Agency Guidelines, dividends paid by Addax Petroleum during the period are eligible dividends.

LONDON STOCK EXCHANGE LISTING

Addax Petroleum commenced trading its shares on the Main Market of the London Stock Exchange ("LSE") on May 24, 2007 and is one of the largest independent oil and gas companies listed in London when measured by market capitalization, production and reserves. Management believes that the LSE listing will provide investors with additional liquidity, increase Addax Petroleum's visibility and expand its investor base.

STANDARD & POOR'S CANADIAN INDEX

Effective March 19, 2007, Addax Petroleum was added to the Standard & Poor ("S&P") / TSX Composite Index and the S&P / TSX Capped Energy Index.

License Areas



Taq Taq
Kewa Chirmila
IRAQ
OML 124
NIGERIA
Ngosso
OML 123
Okwok
CAMEROON
OML 137
OML 126
OPL 291
Block 1
Block 2
Block 3
Block 4
JDZ
EQUATORIAL GUINEA
ATLANTIC OCEAN
Kiarsseny
SAO TOME & PRINCIPE
Remboué
Port Gentil
Epaemeno
GABON
Awoun
Maghena
Panthere NZE
Iris Marin
Ibekelia
Themis Marin
Etame Marin
CONGO
N
0 25 50 100 150 200
Kilometers

Production

Production has increased overall in 2007 by 40% compared to 2006 from 90.0 Mbbl/d to 125.9 Mbbl/d. This trend has been seen throughout 2007 and stems from the Gabon properties which have doubled production in Q4 2007 compared to Q4 2006 and increased Nigeria production due to continuing development drilling activities. Approximately 44% of Addax Petroleum's production in 2007 is from offshore OML123 (2006: 56%) and 33% (2006: 36%) is from offshore OML126 blocks, both in Nigeria. Gabon contributed 17% to 2007 production (2006: 4%).

Average Production



140
120
100
80
60
40
20
-
(Mbbl/d)
Gabon
Nigeria
2002
2003
2004
2005
2006
2007
Annual 2002 - 2007

Addax Petroleum's average gross working interest production for each license area was as follows:

Average gross working interest oil production	**Three months ended**		**Year ended**	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(Mbbl/d)	**2007**	2006	**2007**	2006
Nigeria				
OML123	**59.3**	49.9	**55.9**	50.2
OML126	**44.2**	41.5	**41.2**	32.3
Subtotal – Offshore Nigeria	**103.5**	91.4	**97.1**	82.5
OML124	**7.9**	4.3	**7.4**	3.8
Subtotal – Offshore and Onshore Nigeria	**111.4**	95.7	**104.5**	86.3
Gabon				
Panthere NZE	**1.9**	1.8	**2.5**	0.6
Maghena*	**15.9**	4.7	**11.8**	1.3
Remboué	**0.6**	0.8	**0.7**	0.2
Subtotal – Onshore Gabon	**18.4**	7.3	**15.0**	2.1
Etame - Offshore	**6.4**	5.1	**6.4**	1.6
Subtotal – Offshore and Onshore Gabon	**24.8**	12.4	**21.4**	3.7
Total	**136.2**	108.1	**125.9**	90.0

** Includes production on Tsiengui West in Awoun, which commenced December 2007*

NIGERIA

OML123

Production in OML123 increased by 5.7 Mbbl/d or 11% in 2007 compared to 2006 (19% or 9.4 Mbbl/d increase Q4 2007 to Q4 2006). There were 16 new wells brought on production, including 6 wells in Q4 2007. There are a total of 56 producing wells at December 31, 2007 (2006: 48 producing wells).

OML126

In 2007, OML126 production was 28% higher than in 2006 increasing by 8.9 Mbbl/d (7% or 2.7 Mbbl/d increase Q4 2007 to Q4 2006). There was one new well brought on production during 2007 in conjunction with three new producing wells in Q3 2006 which have continued to contribute to OML126's production throughout 2007. At December 31, 2007 there were 12 producing wells in OML126 (2006: 12 producing wells).

OML124

OML124 production rose by 3.6 Mbbl/d or 95% compared to 2006 (84% or 3.6 Mbbl/d increase Q4 2007 to Q4 2006). Four additional wells were brought on production during 2007 resulting in 17 producing wells at December 2007 (2006: 13 producing wells). Production has been steadily increasing through 2006 and into 2007 due to the drilling and workover campaign.

GABON

Gabon produced an average of 21.4 Mbbl/d in 2007, compared to 3.7 Mbbl/d in 2006 from the date of the PanAfrican acquisition, which occurred in early September 2006 (100% or 12.4 Mbbl/d increase in Q4 2007 to Q4 2006). The Coucal facility, operated by a third party, experienced operational difficulties commencing at the end of Q2 2007 and imposed production constraints during the remainder of 2007. The facility was shut-in for six days in July 2007. Additionally, the operator of the export line imposed a restriction on export limits from the second week of September 2007 which limited production at a level of 20,000 bbl/d through to October, then increased to 22,000 bbl/d during November 2007 and 24,000 bbl/d at the end of December 2007. These restrictions are due to the crude oil composition. The overall estimated loss of production in 2007 due to the restricted throughput of the export line is approximately 626,000 bbl. Addax Petroleum has injected chemicals into the crude production which has resulted in a lifting of the restriction to 27,000 bbl/d from late January to February 2008. Thereafter, the limit is expected to be increased to 30,000 bbl/d, provided the quality of the crude remains at it current state.

To give an indication of the operational history for these properties, the following table shows the average gross working interest production for the Gabon properties including the portion of the 2006 year prior to their acquisition by Addax Petroleum:

Average gross working interest oil production	**Three months ended**		**Year ended**	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(Mbbl/d)	**2007**	2006	**2007**	2006
Gabon				
Panthere NZE	**1.9**	1.8	**2.5**	1.7
Maghena	**15.9**	4.7	**11.8**	2.5
Remboué	**0.6**	0.8	**0.7**	0.8
Subtotal – Onshore	**18.4**	7.3	**15.0**	5.0
Etame - Offshore	**6.4**	5.1	**6.4**	5.5
Total - Gabon	**24.8**	12.4	**21.4**	10.5

MAGHENA & PANTHERE NZE

During 2007, twelve new wells were added in Maghena (one well in Q4 2007) and one in Panthere NZE during Q1 2007. The total number of producing wells increased to 28 at the end of 2007 (2006: 15 producing wells). A new pipeline, used by both licenses, was commissioned in Q4 2006 allowing for additional production from these licenses compared to 2006. The shared pipeline had various shut downs due to difficulties with the pumping-heating equipment throughout the period which restricted production and export levels during the latter half of 2007, as discussed above. Addax Petroleum has a 92.5% working interest and is the operator in both Maghena and Panthere NZE.

REMBOUÉ

During 2007, production remained consistent with 2006 as there were no new producing wells brought on production and at December 31, 2007 there were six producing wells (2006: seven producing wells). Addax Petroleum has a 92% working interest in this license and is the operator.

ETAME

Etame production increased by 0.9 Mbbl/d or 16% as two new wells were brought on production during 2007, resulting in a total number of producing wells to be six at December 31, 2007 (2006: four producing wells). The Floating Production, Storage and Offloading ("FPSO") facility experienced capacity constraints resulting in restricted production during 2007. The third party operator announced in October 2007 that it entered into an agreement regarding the extension of the lease period for the FPSO whereby the joint venture consortium will pay for certain upgrades to the FPSO's water treatment capacity allowing capacity to gradually increase during Q4 2007 and into 2008. The upgrade is expected to be finished in 2008. Addax Petroleum has a 31.36% non-operated working interest in the Etame license.

AWOUN

One well in the Awoun license was brought on production during December 2007 which was the first production from this license. Due to materiality, its volume has been included in the Maghena totals.

Crude Oil Marketing and Prices

During 2007, Addax Petroleum continued to produce and sell crude oil from its three existing streams in Nigeria: Antan (OML123), Brass (OML124) and Okwori (OML126) and five streams in Gabon: Panthere NZE (Obangue field), Maghena (Tsiengui field), Remboué, Awoun and Etame. Awoun commenced production in December 2007, however none of the production from Awoun was sold until January 2008 as the December lifting was made before the oil produced from Awoun reached the facility. Summarized below are the periods' average realized sales prices and effective premiums or discounts relative to the Dated Brent Benchmark Price for each producing region and for material individual streams.

Average realized sales prices and effective premiums or discounts *(US$/bbl)*	**Three months ended** **31-Dec 2007**	31-Dec 2006	**Year ended** **31-Dec 2007**	31-Dec 2006
Average Dated Brent Benchmark Price	**88.69**	59.59	**72.52**	65.11
Nigeria Total				
Average Premium (Discount)	**0.44**	(1.46)	**0.40**	(1.74)
Average Realized Sales Price	**89.78**	58.03	**73.59**	63.60
OML123				
Average Premium (Discount)	**(1.42)**	(3.81)	**(2.15)**	(3.76)
Average Realized Sales Price	**87.43**	56.00	**71.74**	61.71
OML126				
Average Premium (Discount)	**4.76**	2.02	**3.53**	1.27
Average Realized Sales Price	**94.45**	61.14	**75.39**	66.34
Gabon Total				
Average Premium (Discount)	**(5.45)**	(2.42)	**(3.76)**	(2.09)
Average Realized Sales Price	**82.73**	57.73	**69.68**	58.49
Onshore				
Average Premium (Discount)	**(7.66)**	(2.83)	**(5.16)**	(2.66)
Average Realized Sales Price	**80.66**	57.20	**69.07**	57.71
Offshore				
Average Premium (Discount)	**1.72**	(1.77)	**(0.43)**	(1.38)
Average Realized Sales Price	**89.48**	58.57	**71.11**	59.46
Total	**88.46**	58.13	**72.94**	63.40

Note: The Average Dated Brent Benchmark Price represents the average of monthly values for the period referenced. Individual sales prices are expressed as differentials to Dated Brent based on the actual timing of lifting which is at varying times over the period. Accordingly, the difference between the actual Average Realized Prices and Average Dated Brent Benchmark Prices may not correspond to the actual Average Premium (Discount) to Brent Crude. The average realizations for Nigeria and Gabon are weighted by volume of the relevant grades. The OML124, Remboué and Awoun average realized sales price and average premium (discount) are included in their respective Nigerian Total and Gabon Total, however not shown separately, due to materiality.

The overall tone of the oil markets towards the end of 2006 had been negative, with prices falling steadily – so much so that OPEC producers had felt obliged to reduce production quotas at the start of 2007. The opening weeks of January saw prices testing $50/bbl (basis Dated Brent) – a level that would prove to mark the low for the year. Thereafter, the price trend was steadily upwards.

By the end of December 2007 Dated Brent had risen some $45/bbl to the high of the year, and this strength carried on into the beginning of January 2008 – where for a very short time the Nymex front month futures contract hit $100/bbl – an historic high in absolute terms, but still below the inflation-adjusted peaks of the 1970's.

However, the turbulence in global financial markets (which had prompted a brief price dip in August 2007) re-emerged in early 2008 to pull prices back towards $90/bbl on fears of economic turndown.

As in previous years, the price action has reflected both underlying demand growth and market sentiment – sometimes positive, sometimes negative, driven by macro-economics and by geo-political considerations.

The International Energy Agency ("IEA") has assessed global oil demand for 2007 at 85.8 MMbbl/d. This represents a rise of approximately 1.1 MMbbl/d on 2006, and the IEA suggests that this demand all occurred outside the Organization for Economic Co-operation and Development ("OECD") economies (where annual demand may even have fallen marginally) – with the Far East and Middle East accounting for much of the rise. The sluggish oil markets in the OECD reflect greater energy efficiency as well as marginal demand destruction due to rising prices. By contrast, the emerging markets of China and India are still in a phase of highly energy-intensive economic expansion, which is expected to continue in 2008 despite falling confidence in the OECD's prospects.

The global demand picture was robust enough to prompt a reversal by OPEC of part of the 1.7 MMbbl/d of production cutbacks sanctioned in late 2006. In September 2007, OPEC announced an output increase of 500 MMbbl/d from November 1, 2007, relating to the "OPEC-10" (excluding Iraq and Angola). While helpful, this action did not entirely cool the market.

Non-OPEC crude production was a little disappointing during 2007, falling year-on-year by almost 1.0 MMbbl/d against an earlier IEA forecast of a significant rise over 2006 levels. Despite a drawdown of inventories, this supply tightness underpinned the steady strengthening of crude prices over the year.

Periodic domestic disruption to Nigerian output, the ongoing political tensions in the Middle East, and new instability in Pakistan all contributed to price spikes at various times over the year, but the latter part of 2007 also saw some easing of the situation in Iraq (which helped sustain high levels of crude exports).

Initially, the August 2007 credit crunch disrupted virtually all financial and commodity markets, largely due to a general liquidation of positions in a flight to cash. After a while, confidence returned to the oil market and speculative length was re-opened, permitting the resumption of the upward price trend. The possibility of economic slowdown has eroded confidence in early 2008; however, and this may lead to further oil price turbulence in 2008, particularly if refining margins are squeezed in the OECD.

The production and offtake profiles for the Addax Petroleum Nigerian Licences broadly matched price developments over the year. Production rose steadily quarter-on-quarter and more barrels were lifted in the higher-value quarters than in those of lower value.

Petroleum Sales and Sales Volumes

Petroleum sales are reported on the basis of oil volumes sold before royalties and exclude any volumes held as inventory or underlift at the end of the period. Overlifts are accounted for as deferred income on the balance sheet. Inventory held as at December 31, 2007 in Nigeria was 681 Mbbl compared with 1,811 Mbbl in 2006. Gabon had 199 Mbbl of inventory at December 31, 2007 compared to 309 Mbbl in 2006. The petroleum sales volumes, revenues and mixes are as set out in the tables below:

Petroleum Sales *(US$ million, MMbbl or %, as indicated)*	**Revenues Three months ended 31-Dec 2007**	Revenues Three months ended 31-Dec 2006	**Sales Volumes Three months ended 31-Dec 2007**	Sales Volumes Three months ended 31-Dec 2006	**Volume % Three months ended 31-Dec 2007**	Volume % Three months ended 31-Dec 2006
Nigeria						
OML123	**481**	274	**5.5**	4.9	**44%**	53%
OML126	**348**	184	**3.7**	3.1	**29%**	33%
Subtotal – Offshore	**829**	458	**9.2**	8.0	**73%**	86%
OML124 - Onshore	**84**	18	**1.0**	0.4	**8%**	5%
Subtotal – Nigeria	**913**	476	**10.2**	8.4	**81%**	91%
Gabon						
Onshore	**145**	32	**1.8**	0.6	**14%**	6%
Offshore	**49**	21	**0.5**	0.3	**5%**	3%
Subtotal – Gabon	**194**	53	**2.3**	0.9	**19%**	9%
Total	**1,107**	528	**12.5**	9.3	**100%**	100%

Petroleum Sales *(US$ million, MMbbl or %, as indicated)*	**Revenues Year ended 31-Dec 2007**	Revenues Year ended 31-Dec 2006	**Sales Volumes Year ended 31-Dec 2007**	Sales Volumes Year ended 31-Dec 2006	**Volume % Year ended 31-Dec 2007**	Volume % Year ended 31-Dec 2006
Nigeria						
OML123	**1,447**	1,139	**20.2**	18.5	**43%**	57%
OML126	**1,195**	735	**15.9**	11.2	**34%**	35%
Subtotal – Offshore	**2,642**	1,874	**36.1**	29.7	**77%**	92%
OML124 - Onshore	**225**	81	**2.9**	1.3	**6%**	4%
Subtotal – Nigeria	**2,867**	1,955	**39.0**	31.0	**83%**	96%
Gabon						
Onshore	**380**	40	**5.5**	0.7	**12%**	2%
Offshore	**165**	33	**2.3**	0.6	**5%**	2%
Subtotal – Gabon	**545**	74	**7.8**	1.3	**17%**	4%
Total	**3,412**	2,029	**46.8**	32.3	**100%**	100%

Note: Comparative percentages are calculated using un-rounded volumes.

Sales revenues increased in relation to all properties given the rising production levels and higher 2007 sales prices, compared to 2006.

Royalties (US$ millions)	Three months ended 31-Dec 2007	Three months ended 31-Dec 2006	Year ended 31-Dec 2007	Year ended 31-Dec 2006
Nigeria – OML123/OML124				
Royalty Oil	**43**	20	**130**	85
NNPC's share of Profit Oil	**46**	27	**131**	117
Other	**56**	22	**100**	51
Royalties – Nigeria OML123/124	**145**	69	**361**	253
Nigeria – OML126				
Royalty Oil	**19**	11	**62**	39
NNPC's share of Profit Oil	**23**	6	**68**	46
Other	**12**	15	**45**	37
Royalties – Nigeria OML126	**54**	32	**175**	122
Gabon - Onshore				
Royalty Oil	**11**	1	**25**	2
Government share of Profit Oil	**(12)**	4	**(30)**	4
Other	**2**	--	**7**	--
Royalties – Gabon onshore	**1**	5	**2**	6
Gabon - Offshore				
Royalty Oil	**6**	4	**25**	6
Government share of Profit Oil	**6**	1	**21**	2
Other	**1**	--	**2**	--
Royalties – Gabon offshore	**13**	5	**48**	8
Total	**213**	111	**586**	389
Royalties as a percentage of sales revenue from each location:				
Nigeria total	**22%**	21%	**19%**	19%
OML123/124	**26%**	24%	**22%**	21%
OML126	**16%**	17%	**15%**	17%
Gabon total	**7%**	20%	**9%**	19%
Onshore	**1%**	17%	**1%**	14%
Offshore	**26%**	24%	**29%**	25%
Royalties/bbl :				
Nigeria total	**19.67**	12.20	**13.77**	12.12
OML123/124	**22.41**	12.96	**15.62**	12.82
OML126	**14.85**	10.10	**11.07**	10.88
Gabon total	**5.85**	11.28	**6.43**	11.28
Onshore	**0.53**	9.69	**0.45**	8.14
Offshore	**23.14**	13.79	**20.64**	15.02
Total	**17.08**	11.97	**12.54**	12.10

In Nigeria, royalties are comprised of Royalty Oil, Nigeria National Petroleum Corporation's ("NNPC") share of Profit Oil, and Other which includes Niger Delta Development Corporation ("NDDC") levy, Education Tax, and the Cost Penalty Arrangement. For the Okwori field, in the OML126 block, a profit share royalty is paid to one of the previous license holders of OML126, as part of the farmout agreement and included in Other. Profit Oil is the amount remaining after deducting royalties, production costs and taxes and is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production. Included in the Q4 2007 figures are provisions for NNPC audit findings currently under discussion and a Federal Board of Inland Revenue administration proceeding. The total provision is $36 million (Q4 2007: $18 million); $30 million for OML123/124 and $6 million for OML126.

In Gabon, royalties include Royalty Oil and Other which includes contributions to the Domestic Market Obligation for consumption needs of the Gabonese domestic market and the Hydrocarbon Support Fund created for the purpose of developing petroleum research in Gabon, as per the PSCs. In addition, any Profit Oil payments in excess of the taxes payable at the Gabonese statutory rate (35%) are recorded as a deduction from royalties. Royalty Oil is determined in accordance with the applicable PSC and is levied on petroleum sales, using incremental rates based on sales volumes, in accordance with each licence's PSC.

The Royalty Oil in OML123/124 increased between 2006 and 2007, quarterly and annually, consistent with the increase in sales revenues, and due to provisions of $28 million as discussed above.

In OML126, Royalty Oil remained at a constant 5% share of revenue compared to 2006, quarterly and annually; however NNPC's share of Profit Oil declined in 2007 compared to 2006 by 1%. This was due to lower current taxes in 2006 from unutilized capital allowances carried forward from 2005 to 2006. This reduction in current taxes resulted in higher NNPC Profit Oil. Total S.A., which held a 50% farm-in interest in the previous operator's PSC, is entitled to an 8% Net Profit Interest in the Okwori field once total revenues exceed total costs, including all royalties and taxes. This milestone occurred for the first time during Q3 2006.

Gabon offshore Royalty Oil relative to revenues has remained consistent in 2007 compared to 2006 given the production rate per day has remained within the same royalty range. Gabon onshore Royalty Oil relative to revenues has averaged 7% in 2007 and has increased somewhat given the rise in overall production in the Maghena license, which has triggered a higher royalty rate. The Domestic Market Obligation is rising in 2007 given the overall increase in production volumes.

In Gabon, the onshore licenses have significant capital expenditure balances which have not yet been deducted for tax purposes because they have recently come on-stream and the PSCs limit deductions by income. Therefore, the maximum tax deductions have been available which have lowered the Government share of Profit Oil. The offshore Government Share of Profit Oil is in a positive position as it has low recoverable costs pools available given it has been producing for more years.

Operating Expenses

The operating expenses presented below include costs relating to production, transportation and selling for both Nigerian and Gabonese operations.

Operating Expenses	Three months ended		Year ended	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$ millions)	**2007**	2006	**2007**	2006
Nigeria				
OML123/124	**46**	28	**163**	135
OML126	**18**	9	**71**	54
Total – Nigeria	**64**	37	**234**	189
Gabon				
Onshore	**22**	5	**65**	9
Offshore	**3**	4	**15**	6
Total – Gabon	**25**	9	**80**	15
Total	**89**	46	**314**	204
Per barrel sold (US$/bbl)				
Nigeria total	**6.25**	4.38	**6.01**	6.12
OML123/124	**7.03**	5.18	**7.04**	6.84
OML126	**4.89**	3.00	**4.50**	4.84
Gabon total	**10.51**	10.22	**10.18**	11.62
Onshore	**11.89**	9.85	**11.71**	13.29
Offshore	**6.03**	10.98	**6.58**	9.84
Total	**7.07**	5.00	**6.70**	6.33

There continues to be upward pressure on operating costs world-wide due to high demand for oil services given rising crude oil market prices. Addax Petroleum endeavours to mitigate this upward pressure through a number of methods such as using competitive bidding procedures and awarding long-term contracts. However, with crude oil prices remaining high, upward cost pressure is expected to continue.

Operating costs per barrel in Nigeria during 2007 have decreased compared to 2006 annually and in Q4 2007 compared to 2006 by 2% ($0.11/bbl) and 43% ($1.87/bbl), respectively. However, total costs have increased due to the following: FPSO charter fees, associated production tariffs and fees along with additional maintenance costs have increased by approximately $12 million (6%) attributable to the higher production volumes which lead to the addition of an extra vessel in Q4 2007 raising overall vessel day rates. Furthermore, employee costs and benefits increased by $11 million (5%) partially related to additional staff required to support the higher production levels in conjunction with the strengthening of the Naira compared to the USD for staff paid in local currency.

Gabon's Q4 2007 costs per barrel have increased compared to Q4 2006 by 3% or $0.29/bbl to cover additional direct production costs, external contractors and also due to higher transportation costs to the third-party-operated Coucal pumping station given its operational difficulties.

Operating Netbacks

Operating netbacks is not a Generally Accepted Accounting Principles ("GAAP") measure and represents the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the average realized sales price less royalties and operating expenses, on a per barrel basis. The components of operating netbacks are shown below:

Operating Netbacks	**Three months ended**		**Year ended**	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$/bbl)	**2007**	2006	**2007**	2006
Nigeria - OML123/124				
Average Realized Sales Price	**87.13**	56.24	**72.36**	61.91
Royalties	**(22.41)**	(12.96)	**(15.62)**	(12.82)
Net Sales	**64.72**	43.28	**56.74**	49.09
Operating Expenses	**(7.03)**	(5.18)	**(7.04)**	(6.84)
Operating Netback, before tax - OML123/124	**57.69**	38.10	**49.70**	42.25
Nigeria - OML126				
Average Realized Sales Price	**94.45**	61.14	**75.39**	66.34
Royalties	**(14.85)**	(10.10)	**(11.07)**	(10.88)
Net Realized Sales Price	**79.60**	51.04	**64.32**	55.46
Operating Expenses	**(4.89)**	(3.00)	**(4.50)**	(4.84)
Operating Netback, before tax - OML126	**74.71**	48.04	**59.82**	50.62
Nigeria - TOTAL				
Average Realized Sales Price	**89.78**	58.03	**73.59**	63.60
Royalties	**(19.67)**	(12.20)	**(13.77)**	(12.12)
Net Sales	**70.11**	45.83	**59.82**	51.48
Operating Expenses	**(6.25)**	(4.38)	**(6.01)**	(6.12)
Operating Netback, before tax - Nigeria	**63.86**	41.45	**53.81**	45.36
Gabon - Onshore				
Average Realized Sales Price	**80.66**	57.20	**69.07**	57.71
Royalties	**(0.53)**	(9.69)	**(0.45)**	(8.14)
Net Sales	**80.13**	47.51	**68.62**	49.57
Operating Expenses	**(11.89)**	(9.85)	**(11.71)**	(13.29)
Operating Netback, before tax - Gabon Onshore	**68.24**	37.66	**56.91**	36.28
Gabon - Offshore				
Average Realized Sales Price	**89.48**	58.57	**71.11**	59.46
Royalties	**(23.14)**	(13.79)	**(20.64)**	(15.02)
Net Sales	**66.34**	44.78	**50.47**	44.44
Operating Expenses	**(6.03)**	(10.98)	**(6.58)**	(9.84)
Operating Netback, before tax - Gabon Offshore	**60.31**	33.80	**43.89**	34.60
Gabon - TOTAL				
Average Realized Sales Price	**82.73**	57.73	**69.68**	58.49
Royalties	**(5.85)**	(11.28)	**(6.43)**	(11.28)
Net Sales	**76.88**	46.45	**63.25**	47.21
Operating Expenses	**(10.51)**	(10.22)	**(10.18)**	(11.62)
Operating Netback, before tax - Gabon	**66.37**	36.23	**53.07**	35.59

Operating Netbacks	Three months ended		Year ended	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$/bbl)	**2007**	2006	**2007**	2006
Total Addax				
Average Realized Sales Price	**88.46**	58.13	**72.94**	63.40
Royalties	**(17.08)**	(11.97)	**(12.54)**	(12.10)
Net Sales	**71.38**	46.16	**60.40**	51.30
Operating Expenses	**(7.07)**	(5.00)	**(6.70)**	(6.33)
Total	**64.31**	41.16	**53.70**	44.97

In Nigeria, operating netbacks have increased from 2006 by $8.45/bbl (19%) annually and $22.41/bbl (54%) quarterly, given higher sales prices. Royalties per barrel have increased slightly due to higher Royalty Oil, attributable to the increase in crude oil prices. The operating expenses per barrel have reduced slightly as the increase in operating costs has been more than offset by the increase in production.

In Gabon, operating netbacks are $17.48/bbl (49%) higher than during 2006, annually and $30.14/bbl (83%) quarterly due to a combination of higher sales prices and lower operating costs per barrel, due to higher production. The royalties per barrel have reduced significantly as a result of onshore production accessing capital expenditure balances.

Depletion, Depreciation and Accretion ("DD&A")

The costs of oil and natural gas properties are depleted on a unit-of-production basis by cost pool, based on Addax Petroleum's share of gross estimated proved reserves for that pool. Addax Petroleum currently has two producing cost pools – Nigeria and Gabon.

The proved reserves utilized to compute DD&A for the Nigerian cost pool were based on NSAI, an independent reserve engineer, estimate of proved reserves at December 31, 2007. As at December 31, 2007, NSAI estimated gross working interest proved reserves for Addax Petroleum to be 233.3 MMbbl. These reserves have been used as a basis for Q4 2007 depletion.

DD&A	**Three months ended**		**Year ended**	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$ millions, unless otherwise stated)	**2007**	2006	**2007**	2006
Depletion				
Nigeria	**94**	84	**418**	281
Gabon	**36**	15	**141**	26
Total Depletion	**130**	99	**559**	307
PER BARREL SOLD ($/bbl):				
Nigeria	**9.19**	9.97	**10.73**	9.07
Gabon	**15.21**	16.41	**17.98**	20.31
Total Depletion	**10.34**	10.71	**11.94**	9.51
Accretion of asset retirement obligation				
Nigeria	**3**	1	**7**	2
Gabon	**--**	--	**2**	--
Total Accretion	**3**	1	**9**	2
Depreciation				
Corporate and Other	**2**	7	**13**	7
Total Depreciation	**2**	7	**13**	7
Total	**135**	107	**581**	316

In Nigeria, depletion increased by $1.66/bbl in 2007 compared with 2006 as a result of an increased depletable base due to capital expenditures on the licenses during the year. These costs are discussed further in the "Capital Expenditures" section. Furthermore, the depletable base increased as a result of 2007 decommissioning studies and related adjustments to the asset retirement obligation.

The Gabon depletion per barrel decreased by $2.33/bbl as new proved reserves were added in Q4 2007 at a lower cost base than previously. This reduction was offset by the continued amortization of the fair value uplift from the Gabon properties acquisition in 2006.

A decommissioning review on the Nigerian, Gabonese and Kurdistan region of Iraq assets was conducted during 2007 and as a result, the asset retirement obligation and capital assets were increased to $130 million compared to the 2006 balance of $47 million. The asset retirement provision was increased by $95 million (Nigeria properties), $33 million (Gabon properties) and $2 million (Taq Taq field in the Kurdistan region of Iraq). The adjustment increases the depletable base for depletion purposes as well as the asset retirement obligation's monthly accretion expense.

The depletion per barrel in the quarter was reduced ($0.37/bbl or 3%), as the impact of the increase in reserves was mostly offset by the increase in estimated costs to convert proved non-developed barrels to proved developed barrels.

Corporate Expenses

Corporate expenses include items that do not relate to the operation of individual production streams. Shown below are general and administrative expenses mainly incurred by corporate services, pre-acquisition costs which are recognized in the income statement until licenses are in place, the cost of employee share-based compensation and other income and expenses.

Corporate Expenses	**Three months ended**		**Year ended**	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$ millions, unless otherwise stated)	**2007**	2006	**2007**	2006
General and administrative	**6**	13	**31**	27
G&A per barrel sold	**0.52**	1.35	**0.67**	0.84
Pre-acquisition and other expenses				
New venture costs - Nigeria	**6**	2	**9**	9
New venture costs - Other	**1**	5	**8**	10
Taq Taq pre-capitalisation costs	**--**	(1)	**--**	8
Other expense	**14**	--	**14**	--
Total pre-acquisition and other expenses	**21**	6	**31**	27
Share-Based Compensation	**7**	5	**36**	25
Earnings per share impact ($/basic share)	**0.05**	0.04	**0.23**	0.17
PanAfrican acquisition costs	**--**	3	**--**	5
Finance Expenses				
Interest	**27**	16	**98**	22
Foreign exchange (gain) loss	**5**	--	**6**	(1)
Other income	**--**	(3)	**(4)**	(12)
Total finance expenses	**32**	13	**100**	9
Total	**66**	40	**198**	93

GENERAL AND ADMINISTRATIVE

General and administration costs increased during 2007 compared to 2006 to support the costs of being a publicly listed and traded company. In addition, there were costs relating to the implementation of Multilateral Instrument 52-109 Certification of Disclosure in issuer's annual and interim filings.

PRE-ACQUISITION AND OTHER EXPENSES

Pre-acquisition expenses relate to costs from Addax Petroleum's new venture activity. Related expenditures are charged to the income statement pending finalization of Addax Petroleum's rights to a license. These costs include seismic data purchases, studies (in-house and external) and consulting. 2007 pre-acquisition costs are lower compared to 2006 due to greater activity in 2006 primarily relating to the acquisition of JDZ Blocks 2, 3 and 4, including acquisition of seismic data and the pre-capitalization costs of Taq Taq.

Addax Petroleum has a claim with its insurers relating to the repair of a third party's ruptured pipeline in OML123 for approximately $13 million; the after tax effect of these costs is $3 million. This charge has been included in corporate expenses in 2007 and any insurance recovery will be recorded when claim results are known.

SHARE-BASED COMPENSATION

Share-based compensation relates to share awards to employees and directors of Addax Petroleum which commenced during the second half of 2006. In 2006, pursuant to the Initial Public Offering, a related party awarded 1,000,000 common shares of Addax Petroleum to directors, officers and employees. 203,031 of the shares granted vested immediately whilst the remaining vest equally over a three year period beginning on grant date.

Addax Petroleum has also awarded common shares to officers and employees as part of a long-term incentive program ("LTIP"). Share awards equally vest over a three year period beginning on grant date. The fair value of common shares granted under both programs is determined based on the trading price of the common shares on the date of the grant and is amortized to share compensation expense over the vesting period. The following shares have been granted under both programs:

	Grant date	Total Shares granted	Non-vested shares at year end
LTIP 2006	August 2006	599,097	199,699
LTIP 2007	August 2007	1,050,678	700,452

The 2007 charge relates to both the amortization of the 2006 employee share-based compensation plan for which a portion vested during 2007 (2007: $13 million), in addition to the 2007 awards of which a value of $23 million is included in share-based compensation expense. The first vesting of the 2007 awards was fully charged in 2007.

FINANCE EXPENSES

Interest and debt commitment fees directly attributable to development activities are capitalized to the respective cost pools and amortized on a unit-of-production basis with the cost pool to which it relates, or otherwise expensed. Interest and debt commitment fees that are not directly attributable to development activities are expensed as incurred. The interest expense in 2007 increased compared to 2006 by $76 million or 345%, annually and $11 million or 69% quarterly due to the expansion of the debt financing facility, which was originally put in place in Q3 2006 as well as the convertible bonds issued during Q2 2007. The convertible bonds incurred approximately $13 million of interest expense during 2007.

Income Taxes

Income taxes in Nigeria and Gabon are pursuant to the PSCs which govern Addax Petroleum's operations in each of its properties and are affected by fluctuations in prevailing world oil prices, actual operating costs and the amount and timing of capital expenditures. The applicable income tax rate for Addax Petroleum's Nigerian PSC is 60% of taxable profit which is calculated as revenues less royalties, non-capital costs, capital depreciation and an investment tax allowance. The corporate income tax rate in Gabon is 35%. Addax Petroleum does not currently incur income taxes in Canada.

Current and Future Income Taxes	**Three months ended**		**Year ended**	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$ millions)	**2007**	2006	**2007**	2006
Current Income Taxes				
Nigeria				
OML123/124	**125**	75	**437**	412
OML126	**155**	39	**488**	122
Total – Nigeria	**280**	114	**925**	534
Gabon				
Onshore	**33**	2	**83**	3
Offshore	**12**	1	**35**	4
Total – Gabon	**45**	3	**118**	7
Other	**--**	1	**2**	--
Total	**325**	118	**1,045**	541
Future Income Taxes				
Nigeria				
OML123/124	**95**	14	**190**	38
OML126	**4**	36	**16**	205
Total – Nigeria	**99**	50	**206**	243
Gabon	**--**	2	**--**	--
Total	**99**	52	**206**	243

Addax Petroleum pays government profit oil, petroleum profit tax and royalties in Nigeria through government liftings taken-in-kind. The current income taxes in OML123/124 have increased in 2007 by $25 million or 6% annually compared to 2006 and $50 million or 67% quarterly, given higher revenues offset by intangible drilling costs which are deducted from the taxable profit. This includes expenditures primarily on OML123 for production wells ($333 million) and exploration drilling ($56 million) in addition to expenditures on OML124 for production wells ($36 million).

The substantial increase in current income taxes on OML126 of $366 million or 300% annually and $116 million or 297% quarterly compared to 2006 relate to sales revenues increasing in 2007 and the reduction in both capital allowances and investment tax credits available, which are deducted from taxable income. Such allowances were higher in 2006 as there were unutilized capital allowances brought forward from 2005, which were fully utilized in 2006.

Gabon taxes are covered within the Government of Gabon's share of Profit Oil. Profit Oil is presented as current income tax at 35% of profit before income taxes for producing properties. Onshore current tax increased in Q4 2007 by $31 million compared to Q4 2006 from a combination of increased average sales prices and rising sales volumes after the Central Production Facility and associated pipeline was commissioned in November 2006.

Gabon offshore taxes increased $11 million in Q4 2007 compared to Q4 2006 relative to rising sales volumes combined with higher average sales prices.

The future income taxes on OML123/124 have increased in Q4 2007 due to the increase in intangible drilling expenditures which are capitalized in the financial statements, but expensed in calculating taxable income, giving rise to temporary differences. The future income taxes on OML126 have decreased in Q4 2007 due to the reduction in capital expenditures which reduces the timing differences between the financial statements and the calculation of taxable income.

There are no future income taxes for Gabon because there are no temporary differences related to accounting for income taxes.

Addax Petroleum's income tax filings are subject to audits by taxation authorities. There are audits in progress and items under review, some that may increase the tax liability. In addition, notices have been filed objecting to certain issues. While the results of these items cannot be ascertained at this time, Management believes that there is an adequate accrual for income taxes based on available information.

There is a pending administrative proceeding between Addax Petroleum and the Federal Board of the Inland Revenue, in Nigeria, following audits for the years 2002 to 2004 conducted by the Nigeria Federal Inland Revenue Service. The case relates to income and value added taxes on charges from Addax Petroleum Services to the Addax Nigerian companies, and the valuation of revenue for petroleum profits tax. Addax Petroleum's Management believe it is adequately provided for in both tax and royalties.

Capital Expenditures

For Management's purposes, capital expenditures are analyzed by production stream or region and by the type of expenditure. Exploration costs relate to exploration drilling and seismic acquisition and processing.

Capital Expenditure by Area and Type	**Three months ended**		**Year ended**	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$ millions)	**2007**	2006	**2007**	2006
Nigeria				
OML123/124				
Exploration and appraisal	**12**	25	**42**	33
Development drilling	**142**	35	**401**	119
Facilities	**56**	53	**139**	131
Other	**(2)**	3	**11**	15
Capital Expenditure - OML123/124	**208**	116	**593**	298
OML126/137				
Exploration and appraisal	**23**	20	**82**	28
Development drilling	**1**	32	**58**	155
Facilities	**41**	6	**63**	78
Other	**3**	1	**6**	16
Capital Expenditure - OML126/137	**68**	59	**209**	277
Other Nigeria				
OML67 - Exploration and appraisal	**2**	15	**9**	49
OML67 - Other	**--**	--	**--**	41
OPL291 - Exploration and appraisal	**1**	--	**2**	4
OPL291 - Other	**--**	68	**--**	87
Capital Expenditure - Other Nigeria	**3**	83	**11**	181
Total Capital Expenditure - Nigeria	**279**	258	**813**	756
Gabon				
Exploration and appraisal	**4**	4	**13**	5
Development drilling	**37**	21	**117**	26
Facilities and Pipeline	**32**	2	**72**	20
Subtotal – Onshore Gabon	**73**	27	**202**	51
Exploration and appraisal	**3**	2	**6**	2
Development drilling	**--**	11	**1**	11
Facilities and Pipeline	**2**	1	**7**	2
Subtotal – Offshore Gabon	**5**	14	**14**	15
Total Capital Expenditure - Gabon	**78**	41	**216**	66
Other Regions / Properties				
Cameroon - Exploration phase	**7**	1	**15**	8
JDZ Blocks 1, 2, 3 and 4 - Exploration phase	**5**	(4)	**92**	100
Taq Taq - Appraisal & development	**20**	110	**83**	142
Other - Corporate	**--**	4	**6**	27
Total Capital Expenditure - Other	**32**	111	**196**	277
Total	**389**	410	**1,225**	1,099

Note: The 2006 comparative expenditures do not include capital costs relating to the acquisition of PanAfrican during Q3 2006.

Capital Expenditure by Activity	Property Acquisition	Exploration and Appraisal	Development Drilling	Development Facilities	Development Other	Total
Nigeria						
OML123/124	--	42	401	139	11	**593**
OML126/137	--	82	58	63	6	**209**
OML67 (Okwok)	--	9	--	--	--	**9**
OPL291	--	2	--	--	--	**2**
Total Nigeria	--	**135**	**459**	**202**	**17**	**813**
Gabon	--	**19**	**118**	**79**	--	**216**
Other Regions / Properties						
Cameroon	--	15	--	--	--	**15**
JDZ 1	78	3	--	--	--	**81**
JDZ 2	--	3	--	--	--	**3**
JDZ 3	--	3	--	--	--	**3**
JDZ 4	--	5	--	--	--	**5**
Taq Taq	--	83	--	--	--	**83**
Other (Corporate)	--	--	--	--	6	**6**
Total Other	**78**	**112**	--	--	**6**	**196**
Total Capital Expenditure	**78**	**266**	**577**	**281**	**23**	**1,225**

With the continued high price of crude oil, the demand for oil industry services and equipment is also heightened, thus increasing capital costs. Addax Petroleum continues to mitigate this upward pressure through means such as competitive bidding procedures and the use of long-term contracts, however, Addax Petroleum is experiencing large increases in rig rates, well services and facilities costs which are increasing the costs of exploration and development.

Total capital expenditure was 5% lower in Q4 2007 compared with Q4 2006. Q4 2006 included two significant non-recurring payments; $84 million to increase the working interest in the Taq Taq license from 30% to 45% and a $68 million farm-in fee and signature bonus for a 72.5% working interest in OPL291. On an annual basis, the 2007 capital expenditures increased by 12% over 2006.

The increase in drilling costs in OML123/124 is due to four rigs operating in Q4 2007 compared to three rigs in Q4 2006 in addition to increased rig and services rates. There were increased capital expenditures for onshore facilities in Gabon. Overall, there was continued exploration, appraisal and development drilling in OML126/137, OML123/124, Gabon and Iraq and an increase of the number of drilling rigs in operation from seven in Q4 2006 to nine at Q4 2007, including non-operated.

NIGERIA

In Nigeria, capital expenditure totalled $279 million for Q4 2007 compared to $258 million in Q4 2006 an increase of $21 million or 8%. The Q4 2006 costs included $68 million for the final 75% OPL291 farm-in fee and signature bonus, and the 2006 annual costs included 22 development wells, three appraisal wells and five exploration wells. In Q4 2007, development drilling expenditures of $143 million were incurred to bring eight new production wells online. 2007 Development drilling expenditures in Nigeria included the drilling of 16 development wells in OML123 and four development wells in OML124. Development drilling in OML126 is related to workovers and one new production well. Also, OML126 facilities include $53 million of flowlines to be used for the Okwori Phase 3 well tie-ins. OML126 drilling expenditures decreased in Q4 2007, due to the drilling rig being in dry dock for 6 weeks to early November. On an annual basis, capital expenditures increased by $57 million or 8% primarily from development drilling on OML123/124 which resulted in production growth during the year.

The OML67 Other costs in 2006 related to farm-in fees for the license.

GABON

In Gabon, the PanAfrican acquisition was completed in early September 2006 and subsequent capital expenditures during 2006 related to the construction of a Central Production Facility, which was commissioned in Q4 2006. During Q4 2007 costs increased by $37 million or 90% from Q4 2006, for development drilling expenditures related to the Maghena license. On an annual basis, capital expenditures increased by $150 million or 227% including costs of $32 million associated with the facilities for Panthere NZE and Awoun's development, completion of Maghena's phase 3 development and commencement of a new export pipeline south from the Coucal Terminal to the Shell operated Rabi trunk line. Addax completed the acquisition of 50% interest and operatorship in the onshore Epaemeno license area in Q4 2007.

OTHER

Cameroon capital expenditures in 2007 increased by $7 million or 88% from the 2006 year related mainly to the offshore 3D seismic survey and preparation for the exploration drilling program. There are two exploration wells planned in Ngosso to commence during Q1 2008 and therefore, Q4 2007 costs include associated long lead and preparation costs including dredging of the wellsites. A rig contract is signed for a six month term plus an additional six month term.

The JDZ Blocks 2, 3 and 4 were acquired Q1 2006 and a 40% working interest in Block 1 was agreed to in Q3 2007. The JDZ Q4 2007 capital expenditures include costs related to seismic interpretation and reprocessing work, as well as drilling engineering and well planning for the anticipated 2008/09 drilling campaign.

The Taq Taq field costs during 2007, annually and quarterly relate to the appraisal and development drilling and seismic operations on the Taq Taq field. Expenditures decreased by $59 million or 42% during the 2007 year compared to 2006 and $90 million or 82% in Q4 2007 to Q4 2006 as Addax Petroleum fulfilled its farm-in carry obligation during Q3 2007, after which it was responsible for its 45% working interest share of expenditures in the Taq Taq field. Two appraisal and development wells were drilled during Q4 2007 and the evaluation of the resulting flow tests is ongoing. A 3D seismic data acquisition campaign was completed during Q4 2007 over the Taq Taq field. In addition, an extension to the Q2 2007 2D seismic acquisition program on the Kewa Chirmila area, Kurdistan region of Iraq was conducted during Q3 2007. During January 2008, the results of the fifth appraisal and development well were announced. The Q4 2006 expenditures included $84 million to increase Addax Petroleum's interest from 30% to 45%.

Addax Petroleum is monitoring the impact of Turkish military action in the border region of Turkey and the Kurdistan region of Iraq in February and March 2008. While the situation is under constant review, Addax Petroleum does not anticipate an impact to capital expenditures in the Kurdistan region of Iraq in the short-term.

2007 Capital Expenditure by Country



Nigeria
66%
Gabon
18%
Kurdistan Region
of Iraq
7%
Other (JDZ,
Cameroon)
9%

2007 Capital Expenditures by Activity



Other
2%
Facilities
23%
Development
Drilling
47%
Exploration &
Appraisal
22%
Acquisition
6%

Major Capital Projects Going Forward

NIGERIA

In Nigeria, the major upcoming capital expenditure relates to the Adanga North, Horst Oron West and North Oron developments with associated water injection facilities in OML123. In OML126 there will be continued development of the Okwori and Nda fields. There will also be investment to eliminate gas flaring by constructing an infrastructure to supply all produced gas for sale or re-injection.

GABON

In Gabon, the major capital projects relate to the further development of the Tsiengui and Obangue fields in the onshore Maghena and Panthere NZE licenses. A new export line is to be constructed to the Rabi Shell facility in 2008. The Obangue East development (Panthere NZE license) is planned to commence in Q1 2008. There is also the development of the Koula field in the Awoun license, which has a planned start-up of 2009. Also, the Etame license is developing the Ebouri field for tie-in 2008.

Funds Flow From Operations ("FFFO")

The components of FFFO are set out as follows:

Funds Flow From Operations ("FFFO")	**Three months ended**		**Year ended**	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$ millions, unless otherwise stated)	**2007**	2006	**2007**	2006
Net Income	**180**	53	**482**	243
Adjustments for non-cash items:				
Future income taxes	**99**	52	**206**	243
DD&A	**135**	107	**581**	316
Share-based compensation	**7**	5	**36**	25
Bond interest accretion	**5**	--	**12**	--
Foreign exchange (gain) loss	**5**	(1)	**6**	(1)
Other	**3**	(1)	**(4)**	3
FFFO	**434**	215	**1,319**	829
Changes in non-cash working capital	**(6)**	104	**(450)**	256
Cash Flows from Operating Activities	**428**	319	**869**	1,085
Weighted average basic common shares outstanding (millions)	**156**	155	**155**	143
Weighted average diluted common shares outstanding (millions)	**162**	155	**156**	143
FFFO per share ($/basic share)	**2.79**	1.39	**8.49**	5.80
FFFO per diluted share ($/diluted share)	**2.64**	1.39	**8.38**	5.80

FFFO increased by 59% in 2007 compared with 2006 annually and 102% quarterly, due to the increase in sales offset by higher current taxes and interest expenses on the convertible bond and senior debt facility. The diluted per share effect results from the convertible bonds and the non-vested share based compensation.

Changes in Working Capital and Capital Structure

The following table shows the capital structure of Addax Petroleum for the past eight quarter ends.

Capital Structure *(US$ millions)*	31-Dec 2007	30-Sept 2007	30-Jun 2007	31-Mar 2007	31-Dec 2006	30-Sep 2006	30-Jun 2006	31-Mar 2006
Accounts receivable	312	276	187	153	179	194	210	121
Partner advance	21	21	21	21	21	21	3	2
Inventories	129	139	162	104	121	111	96	90
Prepaid expenses	39	52	37	41	26	31	17	35
Accounts payable and accrued liabilities	(545)	(473)	(345)	(372)	(364)	(304)	(284)	(293)
Income taxes and royalties payable	(33)	(102)	(176)	(397)	(510)	(475)	(424)	(216)
Deferred revenue	(10)	--	--	--	(4)	--	--	--
Total non-cash working capital	(87)	(87)	(114)	(450)	(531)	(422)	(382)	(261)
Cash and cash equivalents	32	82	71	93	34	143	334	249
Total net working capital	(55)	(5)	(43)	(357)	(497)	(279)	(48)	(12)
Short-term debt	--	--	--	--	--	850	--	--
Long-term debt	950	1,025	950	975	830	--	--	--
Convertible bonds	245	242	239	--	--	--	--	--
Shareholders' equity	1,714	1,534	1,400	1,247	1,168	1,116	698	628

Addax Petroleum's total net working capital deficit has decreased in 2007 by $442 million compared to Q4 2006, as anticipated in the 2006 MD&A. Current liabilities decreased throughout 2007 primarily due to NNPC lifting more crude oil during 2007 as a reimbursement of current and prior years' taxes payable resulting in a reduction of income taxes and royalties payable of $477 million in the year.

In January 2007, Addax Petroleum entered into a five year, $1,500 million senior secured reducing revolving debt facility with BNP Paribas, Natixis, Standard Chartered Bank, along with a syndicate of other banks which was used to re-finance the previous bridge facility. During Q2 2007, this facility was increased to $1,600 million comprised of a $1,300 million loan tranche and a $300 million letter of credit tranche. At the end of 2007, the facility and letters of credit were drawn down by $950 million and $126 million, respectively. Furthermore, an additional $8 million letter of credit, separate from the senior secured reducing revolving debt facility was issued during Q4 2007.

In May, 2007, Addax Petroleum issued $300 million principal amount of 3.75% unsecured convertible bonds for net proceeds of $294 million. These bonds have been classified as debt net of the fair value of the conversion feature, which has been recorded in shareholders' equity. Issue costs have also been allocated between the debt and equity portions, with the cost allocated to equity being charged to earnings in the current period. The costs allocated to the debt, have been included in the convertible bond liability and are being amortized along with the bond accretion until maturity, May 31, 2012. Addax Petroleum may elect for a net cash settlement, rather than settling fully in shares, which would result in a cash outflow should this option be chosen.

The $78 million payment for the acquisition of the 40% working interest in Block 1 of the JDZ is expected to be paid in 2008 and will reduce the accrued liabilities and cash balances.

Consolidated Changes in Cash Flow

The following table summarizes the principal components of Addax Petroleum's consolidated cash flows for the periods indicated:

Cash flow	Three months ended		Year ended	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$ millions)	**2007**	2006	**2007**	2006
Funds flow from operations	**434**	215	**1,319**	829
(Increase)/decrease in non-cash working capital	**(6)**	104	**(450)**	256
Cash flows from operating activities	**428**	319	**869**	1,085
Net cash flows from investing activities	**(391)**	(393)	**(1,237)**	(2,401)
Net cash flows from financing activities	**(87)**	(35)	**366**	1,343
Net increase in cash and cash equivalents	**(50)**	(109)	**(2)**	27

Cash flows from operating activities decreased by $216 million or 20% in 2007 compared to 2006 as a result of the increase in non-cash working capital. Non-cash working capital increased in 2007 primarily due to Nigerian government liftings during the period resulting in a net reduction of income taxes and royalties payable during 2007 of $477 million and increased accounts receivable at year end. Accounts receivable increased in the quarter by $36 million due to the increase in sales volumes and prices. Cash flows from operating activities increased in Q4 2007 compared to Q4 2006 by $109 million or 34% given the higher sales prices between these quarters.

The net cash flows from investing activities decreased in 2007 by $1,164 million related primarily to the 2006 acquisition of PanAfrican ($1,448 million), whereas there was not a comparable transaction during 2007. 2007 investing activities relate primarily to development and appraisal drilling, JDZ Block 1 farm-in and exploration activity expenditures. Similarly, the 2006 financing activities related to the funds required for the PanAfrican acquisition. The 2007 financing activities related to two main activities, the first being the issuance of convertible bonds bringing in net proceeds of $294 million. Secondly, over the year the senior debt facility was drawn down by $1,325 million offset by repayments of $1,205 million.

Liquidity and Capital Resources

Addax Petroleum's principal source of liquidity has been funds flow from operations which has been supplemented as necessary by senior debt facilities and equity funds generated from public offerings during 2006. These funds were used to meet increased capital expenditures, primarily for the development of the Okwori property in OML126 and expenditure relating to the JDZ Blocks and the Taq Taq field. A $1,500 million senior debt facility was secured during Q1 2007, increased to $1,600 million during Q2 2007, and was partially used to re-finance the former acquisition bridge facility arranged in Q3 2006 for the PanAfrican acquisition. Addax Petroleum expects that this capital funding along with continued operational income will allow for currently planned short and long-term operations.

Further funds were received during Q2 2007 upon the issuance of the convertible bonds with net proceeds of $294 million maturing May 31, 2012. The primary use of the funds has been to reduce long-term debt.

NNPC commenced lifting its Royalty Oil and Tax Oil in January 2007 from OML126, and NNPC has increased liftings of Royalty Oil and Tax Oil from OML123 and OML124 during 2007.

Provided applicable solvency and corporate requirements are satisfied, there are no legal or practical restrictions in Nigeria or Gabon on the ability of Addax Petroleum's Nigerian and Gabonese subsidiaries to transfer funds to Addax Petroleum in the form of cash dividends, loans or advances. In addition, there are no contractual restrictions on such transfers of funds to Addax Petroleum by its Nigerian and Gabonese subsidiaries. Addax Petroleum has not experienced seasonal variations in its cash flows.

Economic Sensitivities

The following table shows the estimated after-tax effect that changes to crude oil prices, gross crude oil production, operating costs and interest rate would have had on Addax Petroleum's net income for the year ended December 31, 2007, had these changes occurred on January 1, 2007. These calculations are based on business conditions, production and sales volumes existing for the current period. The 1,000 bbl/d increase has been pro-rated across OML123/OML124, OML126, Etame, Maghena, Panthere NZE and Remboué based on their percentage sales mix.

Economic Sensitivities	**Change** *(+)*	**Net Income impact** *(US$ millions)*	**Net Income impact** *($ per basic share)*
Average realized price	$1.00/bbl	15	0.10
Crude oil production	1,000 bbls/d	5	0.03
Increase in operating expenses	10%	(12)	(0.07)
Interest rate	1%	(10)	(0.06)

The impact of the above changes may be compounded or offset by changes to other business conditions. In addition, the table does not reflect any inter-relationships between the above factors.

Changes in the exchange rate between CDN$ and US$ has not been considered here as changes would not be significant to the results given the low number of transactions denominated in CDN$.

Outlook for 2008

It is anticipated that the average production rate for 2008 will be 140 Mbbl/d to 145 Mbbl/d barrels per day. Production is expected to increase in Nigeria as Addax Petroleum brings on stream reserves from the Oron and Adanga fields on OML123 along with increased production from the Okwori and Nda fields in OML126. In Gabon, new production from the Awoun license and increased capacity with the completion of the pipeline to Shell's Rabi facility augment production.

In 2008, the results of the Taq Taq drilling and seismic appraisal program are being integrated into a full field development plan. The first stage of a full field development plan is expected to include an early production system with the goal of producing approximately 10 Mbbl/d during the second half of 2008 from the Taq Taq field.

2008 CAPITAL BUDGET

The 2008 amended capital budget is presented in the table below:

Capital Expenditure by Area and Type *(US$ millions)*	**Exploration & Appraisal**	**Development Drilling**	**Facilities**	**Other**	**Total**
Nigeria					
OML123/124	67	399	209	21	696
OML126/137	86	153	95	12	346
OML67 (Okwok)	4	--	--	--	4
OPL291	34	--	--	--	34
Total Nigeria	**191**	**552**	**304**	**33**	**1,080**
Gabon					
Onshore Gabon	31	98	140	--	269
Offshore Gabon	49	16	11	--	76
Total Gabon	**80**	**114**	**151**	--	**345**
Other Regions					
Cameroon	56	--	--	-	56
JDZ Block 1, 2, 3 and 4	56	--	--	-	56
Kurdistan Region of Iraq	23	--	43	8	74
Other - Corporate	--	--	--	4	4
Total Other Regions	**135**	--	**43**	**12**	**190**
Total	**406**	**666**	**498**	**45**	**1,615**

The capital budget of $1,615 million is required for exploration and development including the equivalent drilling of eight rig years with operated rigs:

- Three rig years operations for offshore OML123
- One rig year for OML126/137
- One rig year onshore OML 124
- 0.75 rig year in Kurdistan region of Iraq for exploration, appraisal and development
- Two rig years in Gabon with two operated onshore rigs and a workover rig for six onshore wells
- One exploration rig for Gabon and Cameroon offshore wells
- Deepwater rig for first well on JDZ Block 4

The exploration and appraisal budget work program of $406 million (2007 Actual: $266 million) contains 19 wells, comprised of seven in Nigeria, six in Gabon, three in Cameroon, one in JDZ Block 4 and two in the Kurdistan region of Iraq. Also included are seismic surveys in OML126, OPL291, Cameroon, and Gabon (onshore and offshore).

The development drilling budget of $666 million (2007 Actual: $577 million) includes 28 new wells in OML123/124, four wells in OML126 and 26 wells in Gabon.

The facilities budget of $498 million (2007 Actual: $281 million) includes the developments for OML123 Oron West, North Oron, Adanga North and associated water injection facilities, continued OML123 infrastructure development to progress the flares-down position, and continued OML126 Okwori Phase 3 including provision for flares-down. It also includes the Gabon onshore Tsiengui and Obangue fields, including a new southern export pipeline to Rabi, the Gabon offshore Ebouri field, and continuation of the Koula development. This budget aims to maximize production while also including exploration and appraisal wells for reserves growth.

Contractual Obligations and Commitments

Addax Petroleum has assumed various contractual obligations and commitments in the normal course of operations and financing activities. These obligations and commitments as at December 31, 2007 are set out in the table below.

Contractual obligations and commercial commitments

(US$ millions)	Within one year	From 1 to 5 years	More than 5 years	Total
Long term debt	--	950	--	950
Operating leases[1]	94	144	70	308
Purchase obligations[2]	112	11	--	123
Exploration obligations[3]	14	97	--	111
Other long-term obligations[4]	524	28	--	552
Total	**744**	**1,230**	**70**	**2,044**

(1) Operating leases are primarily for the FPSOs and the Temporary Production Unit in Nigeria.

(2) Purchase obligations relate to commitments under contracts, such as christmas trees, completion contracts, gas compressors and maintenance contracts, mainly in OML126, OPL225, Maghena and Panthere NZE licenses.

(3) Exploration obligations are defined in the PSCs and relate to the Epaemeno and Themis licenses (Gabon), Taq Taq, JDZ Blocks 3 and 4, and OPL291.

(4) Other long-term obligations relate to various a long term rig and barge charters.

Purchase obligation, exploration obligations and other long-term obligations are capital costs in nature and will be met out of current operating activities.

Contingent Liabilities

Addax Petroleum's income tax filings are subject to audits by taxation authorities. There are audits in progress and items under review, some that may increase the tax liability. In addition, notices have been filed objecting to certain issues. While the results of these items cannot be ascertained at this time, it is believed that there is an adequate accrual for income taxes based on available information

Asset Retirement Obligation

The following table shows the asset retirement obligation for each country in which Addax Petroleum operates. Addax Petroleum is required to fund the restoration of the production site once extraction is completed and expects to fund this obligation and committed capital investments from a combination of cash flow and drawings from the senior secured revolving debt facility. The increase in the asset retirement obligation of $83 million or 177% from 2006 relates to a combination of wells drilled and facilities construction during 2007 as well as rising costs.

Asset retirement obligations	**Year ended**	
	31-Dec	31-Dec
(US$ millions)	**2007**	2006
Asset retirement obligations		
Nigeria	**95**	27
Gabon	**33**	20
Kurdistan Region of Iraq	**2**	--
Total	**130**	47

Risk Management

Addax Petroleum has published its assessment of its business risks in the Risk Factors section of its AIF dated March 13, 2008 (available on SEDAR at www.sedar.com). It is recommended that this document be reviewed for a thorough discussion of risks faced by Addax Petroleum

There are numerous factors which may affect the success of Addax Petroleum's business which are beyond its control including local, national and international economic, legal and political conditions. The business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations in certain developing countries, such as Nigeria, Cameroon, Gabon and the Kurdistan region of Iraq expose Addax Petroleum to potential civil unrest, political and currency risks. In particular, recent escalation in civil unrest in Nigeria and the Kurdistan region of Iraq may pose a threat to the operations in those countries and any intensification in the level of civil unrest may have a material adverse effect on Addax Petroleum's business, results of operations or financial condition.

FINANCIAL RISK

Addax Petroleum is aware of its increased leverage and reviews its use of available facilities considering future capital expenditure, expected returns in production and oil price trends to ensure that the required repayments can be made. Addax Petroleum utilizes various financial instruments to manage its commodity prices, foreign currency and interest rate exposures. These financial instruments are not used for trading or speculative purposes. Addax Petroleum does not hold investments in asset-backed commercial paper.

COMMODITY PRICE

Crude oil prices can be volatile and are subject to external forces in the worldwide market such as global demand, OPEC decisions, climatic events and trends and political influences which affect the supply and demand relationship. Addax Petroleum is subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities, including the ability to acquire space in pipelines to deliver oil and natural gas to commercial markets, and extensive government regulation relating to prices, taxes royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business. Addax Petroleum does not hedge any of its sales or production.

FOREIGN CURRENCY

There have been no material changes with respect to Addax Petroleum's financial instrument position during 2007; please refer to note 13 to the audited consolidated December 31, 2007 financial statements. Addax Petroleum does not use financial instruments for trading or speculative purposes. The arrangements and policies concerning Addax Petroleum's financial instruments are under constant review and may change depending upon prevailing market conditions.

Currently, Addax Petroleum holds a foreign exchange forward contract to manage its exposure to foreign currency risk with respect to the Swiss franc against the US dollar. This contract is held because Addax Petroleum's corporate office is based in Geneva, Switzerland while the majority of its revenues are in US dollars. Gains or losses on foreign exchange forward contracts are included in other interest and finance charges. Addax Petroleum does not consider changes in the exchange rate between CDN$ and US$ as significant given the low number of transactions denominated in CDN$ and, therefore, does not mitigate this risk with financial instruments.

CREDIT

Credit risk relates to the risk that joint venture partners may not fulfill their contractual obligations, both financial and technical support, to contribute towards the exploration, development, appraisal and production operations. During the initial agreement negotiations and ratification, these risks are considered and incorporated into the terms of the contracts. Furthermore, cash calls can be made in advance of incurring costs to help ensure costs are recovered. However, it is possible that the interest of Addax Petroleum and its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect business results.

STRATEGIC AND OPERATING RISK

Addax Petroleum is exposed to several operational risks inherent in exploring, developing, producing and marketing crude oil. These inherent risks include: economic risk of finding and producing reserves at a reasonable cost; cost of capital risk associated with securing the needed capital to carry out Addax Petroleum's operations; risk of fluctuating foreign exchange rates; risk of carrying out operations with minimal environment impact; risk of governmental policies, social instability or other political, economic or diplomatic developments in its international operations; and non-performance by counterparties of contracts.

With key operations in certain developing countries, Addax Petroleum could be exposed to the potential inability to obtain additional prospect or development licenses due to the highly competitive and political bidding processes in these areas.

The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flows from operating activities is insufficient and external sources of capital become limited or unavailable, the ability to make the necessary capital investments to maintain and expand oil reserves could be impaired. There can be no assurance that Addax Petroleum will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

ENVIRONMENT RISK – REGULATORY AND POLITICAL

Addax Petroleum holds agreements with various governments in order to conduct business in particular license areas and under which, business and fiscal terms are specified. There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim to properties which could result in a material adverse effect including a reduction in revenue. Addax Petroleum aims to build positive relationships with the governments through both its corporate Geneva based staff field visits as well as local country offices contact. These dealings aim towards an ethical and positive working relationship.

Addax Petroleum produces a significant amount of natural gas associated with oil production. The majority of Addax Petroleum's produced associated natural gas in Nigeria is currently flared. The Nigerian Government has announced what is commonly known as the "Flares-Down" policy that is intended to induce petroleum producers to reduce or eliminate the amount of natural gas that is flared in petroleum production. The Nigerian Government has not officially announced any details on how and from what date this policy will be implemented and has not enacted any legislation implementing the policy. Addax Petroleum does have projects planned to re-inject

produced gas in OML123, 124 and 126. Further, at some point in the future it may also be possible to monetize the gas with Government-sponsored infrastructure projects such as power generation plants.

As the majority of revenues are derived from licenses held through the Nigeria government, Addax Petroleum is more exposed to risks associated with this government; however, through its PanAfrican acquisition in 2006 and exploration activities in the Kurdistan region of Iraq, it has diversified its locations.

OPERATIONS RISK – OPERATING HAZARDS

Addax Petroleum is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of oil and gas wells or formations or production facilities or other property, equipment and the environment, as well as interrupt operations. Addax Petroleum and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks, however there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that Addax Petroleum will be obtain insurance to cover such risks. For example, there is no business interruption insurance held and therefore, it will suffer losses as a result of a shut-in or cessation in production.

There are also risks typically associated with oil operations, including premature decline of reservoirs and invasion of water into producing formations. Certain properties are operated by third parties or may be subject to operating committees controlled by national oil companies, and as a result, Addax Petroleum has limited control over the nature and timing of exploration and developments of such properties or the manner in which operations are conducted.

INTEGRITY RISK – REPUTATION

Future agreements, partner arrangements and employee attraction and retention may be influenced by the reputation held by Addax Petroleum within the industry. Addax Petroleum shares a trademark and a trade name with a group of companies and any adverse development affecting the trademark, trade name or reputation of any of those companies, their shareholders, directors, officers or employees could materially adversely affect the business, goodwill or reputation of Addax Petroleum. Through community development projects in the countries with operations, Addax Petroleum aims to positively influence the local communities.

OPERATIONS RISK – ENVIRONMENT

The oil industry is subject to worldwide pressures and potential regulation changes to manage greenhouse gas emissions. This may increase costs of production in order to comply with potential changes to environmental regulations or may affect the overall demand if purchasing trends change. Addax Petroleum is also subject to a variety of waste disposal, pollution control and similar environmental laws.

Environmental protection and conservation are a fundamental part of Addax Petroleum's operations. Addax Petroleum ensures that all new projects comply with the relevant standards and regulations and upgrades its existing facilities. The waste management policy promotes minimization and recycling. Addax Petroleum collaborates with local groups to promote environmental awareness and continuously re-evaluates its performance to ensure compliance.

OPERATIONS RISK – HUMAN RESOURCES / HEALTH SAFETY, SECURITY AND ENVIRONMENT ("HSSE")

Addax Petroleum has direct responsibility for HSSE in its Nigerian, Gabonese and Cameroonian operated properties. Addax Petroleum focuses on proactive community development for stable operations, accident prevention, monitors operational compliance and advises management on statutory and industry requirements.

Addax Petroleum is highly dependent upon its executive officers and key employees, and success will be largely dependent upon the performance of such officers and key employees. In particular, the Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important for business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on Addax Petroleum.

Addax Petroleum is monitoring the impact of Turkish military action in the border region of Turkey and the Kurdistan region of Iraq in February and March 2008. While the situation is under constant review, Addax Petroleum does not anticipate an impact to capital expenditures in the Kurdistan region of Iraq in the short-term.

Off-Balance Sheet Arrangements

Addax Petroleum has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of Addax Petroleum, including, without limitation, such considerations as liquidity and capital resources. Operating leases are used in the normal course of business as disclosed in Contractual Obligations and Commitments. As at December 31, 2007, there were outstanding letters of credit amounting to $134 million, of which $126 million is related to the $300 million Letter of Credit Tranche of the $1,600 million Senior Secured Loan Facility. Addax Petroleum is not planning to engage in any other off-balance sheet arrangements in the foreseeable future.

Subsequent Events

During January 2008, the results of the fifth appraisal and development well (TT-09) on the Taq Taq field were announced. Two reservoir intervals were tested separately and flowed at an aggregate rate of 16,170 bbl/d of light oil, measured gravity of 48 degrees API with low gas oil ratio. Testing commenced mid-December 2007. Evaluation of the flow rates is ongoing. Addax Petroleum aims to produce its first commercial oil at Taq Taq in the second half of 2008.

In February 2008, Addax Petroleum signed an Amended Revised Taq Taq PSC. The Amended Revised Taq Taq PSC was entered into in order to conform the Revised Taq Taq PSC to the model Production Sharing Agreement published by the Kurdistan Regional Government, and it gives the Kurdistan Regional Government the right to require that at a future date a government nominated entity is assigned a 20% interest. Addax Petroleum's total interest, before back-in, is 45%. The Amended Revised Taq Taq PSC has a term of 20 years effective from February 26, 2007 with an automatic right of extension for an additional five years.

The most significant changes to the terms of the Amended Revised Taq Taq PSC include:

- the combination of previously separate terms for the Taq Taq and Kewa Chirmila areas, including the synchronization of the government back-in rights at up to 20%,
- a reduction in the maximum Cost Oil recoverable in a given year, which is partially offset by an effective increase through an interim period that accelerates the recovery of the initial capital investment by the Contractor, and
- the introduction of an "R factor" in the Profit Oil calculation, which adjusts the financial returns to the Contractor and Government based on relative level of cumulative capital spending and cumulative revenue. The ultimate financial impact of the amendments to the terms of the Taq Taq PSC is dependent on operational outcomes, including reserve, production and cost levels.

However, Addax Petroleum believes that under most of the likely scenarios and considering the further exploration potential of the PSC area, the amendments do not result in a material change to the financial or operational interests of Addax Petroleum.

In March 2008, Addax Petroleum tested the TT-08 step-out appraisal and development well on the Taq Taq field in the Kurdistan Region of Iraq. The TT-08 well tested at an aggregate oil rate of 35,750 bbl/d from two separate zones.

Also in March 2008, Addax Petroleum announced the successful appraisal of and addition to the Kita Marine discovery. The KTM-6 well encountered an aggregate gross oil column of 173 feet over four zones. The Kita Marine discoveries lie in the northern part of the prolific OML123 block offshore Nigeria in an area which has not previously had production.

Shareholders' Equity and Outstanding Share Data

Outstanding Share Data	**Three months ended**		**Year ended**	
(millions)	**31-Dec 2007**	31-Dec 2006	**31-Dec 2007**	31-Dec 2006
Common Shares Outstanding				
Beginning of period	**156**	155	**155**	117
Issued	--	--	**1**	38
End of Period	**156**	155	**156**	155
Weighted average basic common shares outstanding (millions)	**156**	155	**155**	143
Weighted average diluted common shares outstanding (millions)	**162**	155	**156**	143

As at December 31, 2007, Addax Petroleum had $300 million convertible bonds outstanding which can be converted into common shares at an initial conversion price of CDN$56.06 per common share until maturity on May 31, 2012. The maximum number of shares that could be converted if certain conditions were met, refer to 2007 Financial Update section, is 5,929,234 which were anti-dilutive on an annual basis but dilutive on a quarterly basis given the accretion expense. There were no stock options outstanding or any other security convertible into common shares.

The public offerings in 2006 and the share exchange program by The Addax and Oryx Group Ltd. ("AOG") during 2006 and 2007 have diluted the holdings of AOG Holdings BV, an indirect, wholly owned subsidiary of AOG. As at December 31, 2007 AOG Holdings BV had a 35.6% interest in Addax Petroleum. Although AOG Holdings BV no longer has majority control over Addax Petroleum, it remains the largest shareholder. During July 2007, AOG Holdings BV transferred approximately 8 million Addax Petroleum common shares to third parties in exchange for the return of a certain number of AOG shares. AOG Holdings BV transferred the final instalment of the AOG Q2 2006 award to employees in Q1 2008; as a result, as at the date of this MD&A, AOG Holdings BV has a 35.5% interest in Addax Petroleum.

During Q1 2007, 11,974 common shares were issued to directors for fees for services in lieu of cash as part of ongoing director's compensation program for 2006. On July 23, 2007, there were 11,453 common shares issued to directors for compensation in lieu of cash for the first half of 2007. Subsequent to year end, on January 10, 2008, Addax Petroleum issued 9,512 shares to directors as part of their compensation for Q3 and Q4 2007.

Under the LTIP, Addax Petroleum granted approximately 1 million common shares to employees on July 1, 2007, which vest over three years, commencing August 1, 2007. The actual shares which vested and were issued in Q3 2007 under the LTIP were 199,699 under the second tranche from the 2006 LTIP and 339,825 from the first tranche of the 2007 grant. There were a further 10,401 shares which vested during Q4 2007, related to a new LTIP granted to new employees hired during the period.

Critical Accounting Estimates

The consolidated financial statements include the accounts of Addax and all of its subsidiaries. The consolidated financial statements have been prepared by Management in accordance with Canadian GAAP.

The preparation of financial statements in accordance with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses arising during the reporting period. Actual results could differ from these estimates and the differences could be material. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively.

In particular, the amounts recorded for depletion and depreciation of property, plant and equipment, the provision for asset retirement obligations and the test for impairment of property, plant and equipment are based on estimates of proved reserves, production rates, oil and gas prices, future costs and other relevant assumptions. The convertible bond's liability and equity values and estimated life are based on a valuation prepared by the issuing financial institution and, furthermore, believed to be reasonable by Addax Petroleum management. By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements of changes in such estimates in future years could be material.

Critical Accounting Policies

Refer to note 1 of the audited consolidated financial statements as at December 31, 2007 for a full description of Addax Petroleum's significant accounting policies.

OIL AND GAS ACCOUNTING

Addax Petroleum follows the full cost method of accounting for oil and natural gas exploration and development activities whereby all costs associated with exploring for and developing oil and natural gas reserves are capitalized on a country by country cost centre basis. Gains or losses are not recognized upon the disposition of oil and natural gas properties unless such a disposition would result in a change in the depletion rate by 20% or more. Capitalized costs are depleted on a unit-of-production basis based on Addax Petroleum's share of gross estimated proven reserves, before royalties, as estimated by independent reservoir engineers and updated during the year internally. The carrying value of unproved properties and major development projects are limited to their net realizable value and are reviewed at least annually for impairment. Any impairment is charged to earnings in the period in which the impairment occurs.

ASSET RETIREMENT OBLIGATIONS

Addax Petroleum recognized as a liability the estimated fair value of the future retirement obligations associated with property, plant and equipment. The fair value is capitalized and amortized over the same period as the underlying asset. The fair value is determined on the basis of internal engineering and environmental studies for each well or facility and the estimate evaluated on a periodic basis and any adjustment to the estimate is prospectively applied.

GOODWILL

Goodwill represents the excess purchase price over fair value of identifiable assets and liabilities acquired in business combinations. Goodwill is not amortized but is assessed for impairment annually, or more frequently as events occur that may indicate impairment.

INTEREST IN JOINT VENTURES

The consolidated financial statements include only Addax Petroleum's proportionate share of assets, liabilities, revenues and expenses from its corporate and unincorporated joint ventures.

INVENTORIES AND UNDERLIFT

Inventories, including parts and consumables and crude oil inventories, and crude oil underlifts are recorded at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

CONVERTIBLE BONDS

Convertible bonds are classified as debt net of the fair value of any conversion feature, which is recorded in shareholders' equity. Issue costs are allocated between debt and equity components and those costs allocated to the equity element are recognized in the consolidated statement of operations in the period of issuance. The issue costs allocated to the debt element are amortized over the term of the bond, and the debt portion will accrete up to the principal balance at maturity using the effective interest method. If the convertible bonds are converted to common shares, a portion of the amount allocated to the conversion feature recorded in shareholders' equity will be reclassified to share capital along with the principal amounts converted.

Disclosure Controls and Procedures

As of December 31, 2007, an evaluation was carried out under the supervision of, and with the participation of Addax Petroleum's management including the Chief Executive Officer and the Chief Financial Officer, of the design and effectiveness of Addax Petroleum's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design and operation of Addax Petroleum's disclosure controls and procedures were effective as at December 31, 2007, and would provide reasonable assurance that material information relating to Addax Petroleum and its consolidated subsidiaries would be made known to them by others within those entities.

Internal Controls over Financial Reporting

As of December 31, 2007, an evaluation was carried out under the supervision of, and with the participation of Addax Petroleum's management including the Chief Executive Officer and the Chief Financial Officer, of the design of Addax Petroleum's internal control over financial reporting. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer concluded that the design of internal control over financial reporting was effective as at December 31, 2007, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the annual financial statements for external purposes in accordance with Canadian GAAP.

New Accounting Pronouncements

On January 1, 2007, Addax Petroleum prospectively adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, *Comprehensive Income*. Comprehensive income is the change in a company's net assets that results from transactions, events and circumstances from sources other than the company's shareholders and includes items that would not normally be included in net earnings such as unrealized gains or losses on available-for-sale investments. Other comprehensive income includes the holding gains and losses from available-for-sale securities which are not included in net income (loss) until realized. There were no such components to be recognized in comprehensive income for the year ended December 31, 2007.

On January 1, 2007, Addax Petroleum prospectively adopted CICA Handbook Section 3251, *Equity*. This section was updated to reflect the new CICA Handbook Section 1530 *Comprehensive Income* and its effect on equity. There were no such items requiring additional disclosure for the year ended December 31, 2007.

On January 1, 2007, Addax Petroleum prospectively adopted CICA Handbook Section 3855, *Financial Instruments – Recognition and Measurement*. In accordance with this new standard, Addax Petroleum now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables, or other liabilities. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations. This new statement did not affect Addax Petroleum's financial statements.

On January 1, 2007, Addax Petroleum prospectively adopted CICA Handbook Section 3865 *Hedges*. This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. Addax Petroleum has not designated any hedging relationships. This new standard did not affect Addax Petroleum's financial statements.

EFFECT OF FUTURE CHANGES IN ACCOUNTING POLICIES

During 2007, the CICA amended CICA Handbook Section 1400 *General Standards of Financial Statement Presentation*. This Section has been amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are applicable to all entities and are effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Addax Petroleum is not aware of factors which would raise concern over its ability to continue as a going concern, and therefore does not anticipate any additional disclosure will be required.

The new CICA Handbook Section 3031 *Inventories* was created in 2007 and is applicable to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, applied retrospectively. The new section provides guidance regarding the measurement of inventories including the allocation of costs such as overhead and fixed production costs, allows for the reversal of previous impairments and requires additional disclosure. Addax Petroleum management does not expect this policy to change its inventory valuation method in the financial statements, however will require additional disclosure, for example, of the amount of inventory recognized as an expense during a given period.

Effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, (a) 3862, *Financial Instruments – Disclosures*; (b) 3863, *Financial Instruments – Presentation*; and (c) 1535, *Capital Disclosures*. Addax Petroleum is assessing the impact of these new standards on its consolidated financial statements and anticipates the main impact will be in terms of additional disclosures required. The Financial Instrument disclosure and presentation sections bring Canadian GAAP closer to International Accounting Standards and include more disclosure surrounding fair value, risks and classification of financial instruments. The Capital Disclosures section prescribes additional capital disclosures regarding Addax Petroleum's objectives, policies and processes for managing its capital.

In February 2008, the CICA issued Section 3064, *Goodwill and intangible assets*, ("Section 3064") replacing Section 3062, Goodwill and other intangible assets ("Section 3062"), and Section 3450, Research and development costs. Various changes have been made to other standards to be consistent with the new Section 3064. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, Addax Petroleum will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. For consistency, Section 1000, *Financial Statement* Concepts haves also clarified the criteria for recognition of assets. Addax Petroleum is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements; however, we do not expect that the adoption of this new Section will have a material impact on its consolidated financial statements.

In January 2006, the CICA Accounting Standards Board adopted a strategic plan for the direction of accounting standards in Canada. The Accounting Standards Board has confirmed that accounting standards for public companies in Canada will converge with the International Financial Reporting Standards on January 1, 2011. We continue to monitor and assess the impact of these convergence efforts.

Transactions with Related Parties

Addax Petroleum has entered into no new transactions with related parties during 2007. The transactions with related parties remain as noted below:

- Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement (collectively defined as the "Crude Oil Supply Agreements");
- Management Services Agreement;
- Bunkering Agreement;
- Agreement for Services of Jean Claude Gandur;
- Trademark Agreement;
- Non-Competition Agreement; and
- Share Transfer Agreement between a subsidiary of AOG and Addax Petroleum.

The following transactions took place between Addax Petroleum and related parties:

Related Party Transactions	**Three months ended**		**Year ended**	
	31-Dec	31-Dec	**31-Dec**	31-Dec
(US$ millions)	**2007**	2006	**2007**	2006
Sales to Addax B.V.				
Nigeria	**417**	308	**1,002**	1,208
Gabon	**54**	7	**179**	7
Charges to Addax B.V. and other related entities				
Nigeria	**18**	9	**49**	33
Total	**453**	306	**1,132**	1,182

All transactions with related parties are as set out in the individual agreements that are regularly reviewed by Addax Petroleum's management.

CRUDE OIL SUPPLY AGREEMENTS

Addax B.V. ("ABV"), which is a subsidiary of AOG, is the sole marketer of Addax Petroleum's crude oil production under the Crude Oil Supply Agreements for the Nigerian, Remboué and Etame crude oil. All crude oil produced from OML123/124 and OML126 is sold to ABV on the same terms and conditions as with ABV's non-related customers. Crude oil from the Remboué field, Gabon is also sold to ABV. This is a continuation of trading prior to the PanAfrican acquisition and is on a non-related customer basis. ABV was awarded the contract to market the Etame crude oil for 2007 following a bidding process with a number of crude traders. This contract expired December 31, 2007 and a third party offtaker has been contracted for the 2008 programme.

Charges to other related entities, in the previous table, are to AOG Advisory Services Ltd., including management services, trademark licence and information technology support. Also included are charges from Addax Bunkering Services for the purchase of fuel for the Addax Petroleum floating production, storage and offloading vessels and other marine support vessels purchased at market rates.

Sales to Addax B.V. decreased in 2007 by $34 million or 3% compared to 2006 and increased by $156 million or 50% in Q4 2007 compared to Q4 2006. The overall decrease in the 2007 year relates to liftings for tax payable balances from the prior year to NNPC.

Summary of Quarterly Results

The following is a summary of quarterly results for Addax Petroleum for the eight most recently completed quarters. Addax Petroleum reports in accordance with Canadian generally accepted accounting principles ("GAAP").

Quarterly Information *(US$ million, unless otherwise stated)*	Quarter Ended 31-Dec 2007	30-Sept 2007	30-Jun 2007	31-Mar 2007	31-Dec 2006	30-Sept 2006	30-Jun 2006	31-Mar 2006
Financial:								
Petroleum sales before royalties	**1,107**	925	753	627	528	584	523	394
Net income	**180**	122	101	79	53	75	58	57
Earnings per share ($/basic share)	**1.16**	0.78	0.65	0.51	0.34	0.51	0.41	0.44
Earnings per share ($/diluted share)	**1.15**	0.78	0.65	0.51	0.34	0.51	0.41	0.44
Funds Flow From Operations	**434**	335	287	263	215	244	196	174
FFFO per share ($/basic share)	**2.79**	2.15	1.85	1.70	1.39	1.65	1.40	1.36
FFFO per share ($/diluted share)	**2.64**	2.07	1.82	1.70	1.39	1.65	1.40	1.36
Weighted average number of shares outstanding (millions)	**156**	155	155	155	155	148	140	128
Capital expenditures, net of dispositions	**389**	359	261	216	410	214	229	246
Operational:								
Average working interest gross oil production (mbbls/d):								
Nigeria	**111.4**	104.5	104.1	97.9	95.7	89.1	79.9	80.4
Gabon	**24.8**	23.7	18.9	18.2	12.4	2.4	--	--
Total	**136.2**	128.2	123.0	116.1	108.1	91.0	79.9	80.4

The general upward trend over the quarters of increasing sales has resulted from a combination of increased production in both Gabon and Nigeria and rising oil prices. This growth has also contributed to the rise in net income, but is partially offset by increased operating costs, DD&A and taxes corresponding with the increased volumes.

PETROLEUM SALES

The volume of crude oil sold by Addax Petroleum per fiscal quarter in 2006 and 2007 was 6.6 MMbbl, 7.7 MMbbl, 8.7 MMbbl, 9.2 MMbbl, 10.8 MMbbl, 11.0 MMbbl, 12.4 MMbbl and 21.5 MMbbl respectively. Addax Petroleum revenues are increasing due to production capacity growth combined with the strong market price for oil. During Q3 and Q4 2007, Gabon experienced production constraints with the onshore export facilities operated by an independent party, and technical staff from Addax Petroleum and the operator have implemented improvements. During January 2008, the restricted levels grew to 27,000 bbl/d with a further increase to 30,000 bbl/d in March 2008 if the quality remains consistent. Furthermore, Addax Petroleum entered into an agreement with Shell Gabon to utilise its southern Rabi export route and construct a 37 km pipeline expected to be operational in the second half of 2008. Royalties on revenues remain consistent with the terms of the various PSCs, which are applied on a sliding scale based on production volumes.

NET INCOME

Net incomes by fiscal quarter for 2006 and 2007 were $57 million, $58 million, $75 million, $53 million, $79 million, $101 million, $122 million and $180 million respectively. The reduction in Q4 2006 net income was due to a combination of factors; a reduction in petroleum sales, lower crude oil prices, year-end bonus awards and increased depletion costs. The increase in 2007 net income was due primarily to a higher average sales price and production levels, partially offset by higher costs.

FUNDS FLOW FROM OPERATIONS

FFFO by fiscal quarter for 2006 and 2007 were $174 million, $196 million, $244 million, $215 million, $263 million, $287 million, $335 million and $434 million respectively. The steady increase in FFFO during 2007 is due primarily to increased sales volumes and prices. The sum of the interim FFFO dilutive earnings per share during 2007 is $8.23/diluted share whereas on an annual basis it is $8.38/diluted share. The difference is a result of the convertible debt which is anti-dilutive for the 2007 year but dilutive in Q4 2007.

CAPITAL EXPENDITURES

Capital expenditures by fiscal quarter for 2006 and 2007 were $246 million, $229 million, $214 million, $410 million, $216 million, $261 million, $359 million and $389 million. Expenditures have steadily increased with a significant rise in Q4 2006 due development and exploration of $163 million and acquisition fees for OPL291 of $68 million. The Q3 and Q4 2007 expenditure level rose compared to former quarters as a result of the $78 million acquisition of a 40% working interest in JDZ Block 1 in Q3 2007 and Gabon pipeline costs in Q4 2007.

ADDAX
PETROLEUM

ANNUAL INFORMATION FORM
FOR THE YEAR ENDED DECEMBER 31, 2007

MARCH 13, 2008

TABLE OF CONTENTS

TABLE OF CONTENTS....2

PRESENTATION OF FINANCIAL INFORMATION....4

GLOSSARY....4

ABBREVIATIONS....12

CONVERSIONS....12

CURRENCY AND EXCHANGE RATE INFORMATION....13

CORPORATE STRUCTURE....13

Incorporation and Address of Addax Petroleum Corporation....13
Inter-corporate Relationships....14

GENERAL DEVELOPMENT OF THE BUSINESS....14

APNV Activities....14
Addax Petroleum Corporation Activities....15

BUSINESS OF THE CORPORATION....16

Strategy....17
Properties Summary....18
Properties Descriptions....21
2008 Total Budgeted Capital Expenditures....63
Fiscal Terms....63

EMPLOYEES....74

CORPORATE SOCIAL RESPONSIBILITY....74

RISK FACTORS....76

PETROLEUM RESERVES AND OPERATIONAL MATTERS....91

DIVIDENDS....113

DESCRIPTION OF SHARE CAPITAL....114

MARKET FOR SECURITIES....114

DIRECTORS AND OFFICERS....115

CONFLICTS OF INTEREST....117

PROMOTERS....118

LEGAL PROCEEDINGS....118

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS....118

AUDITORS, REGISTRAR AND TRANSFER AGENT....118

CORPORATE GOVERNANCE....119

Committees of the Board of Directors....119

MATERIAL CONTRACTS....122

INTERESTS OF EXPERTS....124

ADDITIONAL INFORMATION....124

SCHEDULE "A" REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR FORM 51-101F2....125

SCHEDULE "B" REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION FORM 51-101F3....127

SCHEDULE "C" AUDIT COMMITTEE CHARTER....128

READER ADVISORY REGARDING FORWARD LOOKING STATEMENTS

Certain statements or information contained in this AIF constitute forward looking statements or information under applicable securities legislation (collectively referred to in this advisory as "forward looking statements"). In this AIF, the words "may", "would", "could", "should", "will", "intend", "plan", "project", "anticipate", "believe", "seek", "propose", "estimate", "expect" and similar words and expressions (including negative variations thereof), as they relate to the Corporation, can be used to identify forward looking statements. Such forward looking statements reflect the Corporation's current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, but not limited to, those described in this AIF. Many factors could cause the Corporation's actual results, performance or achievements to vary from those described in this AIF. If one or more of these risks or uncertainties materialize, or if the assumptions underlying forward looking statements prove incorrect, actual results may vary materially from those described in this AIF as intended, planned, anticipated, believed, estimated or expected.

In particular, this AIF contains forward looking statements pertaining to the following:

- oil and gas reserve and resource quantities and the discounted present value of future net cash flows from these reserves;
- the ultimate recoverability of reserves;
- future production levels;
- the amount, nature, timing and effects of capital expenditures;
- plans for drilling wells and the timing and location thereof;
- expectations regarding the negotiation and performance of contractual rights;
- prices for oil and natural gas;
- timing and amount of future production, forecasts of capital expenditures and the sources of financing thereof;
- operating and other costs;
- business strategies and plans of management;
- anticipated benefits and enhanced shareholder value resulting from prospect development and acquisitions; and
- treatment under the fiscal terms of Production Sharing Contracts and governmental regulatory regimes.

The Corporation's actual results could differ materially from those anticipated in these forward looking statements if the assumptions underlying them prove incorrect, or if one or more of the uncertainties or risks described elsewhere in this AIF materializes. For further information, see "Risk Factors". Except as required pursuant to applicable Canadian securities laws, the Corporation does not intend, and does not assume any obligation, to update any forward looking statements. The forward-looking statements contained in this AIF are expressly qualified by this advisory.

The information in this AIF is stated as at December 31, 2007, unless otherwise indicated.

PRESENTATION OF FINANCIAL INFORMATION

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure because it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing "Operating Netbacks" which it defines as the per barrel profit margin associated with the production and sale of crude oil and is calculated as the Funds Flow From Operations per barrel sold, prior to corporate charges. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operations determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating these measures may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

GLOSSARY

In this AIF, unless the context otherwise requires, the following words and phrases have the meanings set forth below.

"**Aban**" means Aban Abraham Pte Ltd., a wholly owned subsidiary of Aban Offshore Limited;

"**Aban Abraham**" means the deep water drill ship owned by Aban that is under contract with the Corporation to drill up to ten wells;

"**ABV**" means Addax B.V., Geneva Branch, a wholly owned subsidiary of AOG which specializes in crude oil and product trading in West Africa;

"**Acquisition**" or "**Arrangement**" means the arrangement under the provisions of Article 125 of the Companies (Jersey) Law 1991 whereby the Corporation purchased all of the issued and outstanding shares of PanAfrican and Pan-Ocean UK and certain other assets of Pan-Ocean Energy for aggregate cash consideration of CDN$1.605 billion and the assumption of CDN$6.8 million of net debt;

"**Adanga Platform**" means the production platform located in the Adanga field on OML123;

"**Addax Petroleum**" means Addax Petroleum Corporation, a corporation incorporated under the CBCA, together with all of its subsidiaries;

"**Addax Petroleum Holdings Limited**" or "**APHL**" means Addax Petroleum Holdings Limited, a corporation incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Addax Petroleum, formerly known as Addax Petroleum N.V.;

"**Addax Petroleum N.V.**" or "**APNV**" means Addax Petroleum N.V., a corporation that was incorporated under the laws of the Netherlands Antilles and was a wholly owned subsidiary of Addax Petroleum that has been re-domiciled and continued under the laws of the British Virgin Islands as Addax Petroleum Holdings Limited;

"**Agip**" means ENI S.p.A together with all of the subsidiaries in its Agip division;

"**AIF**" or "**Annual Information Form**" means the Annual Information Form of the Corporation for the year ended December 31, 2007 and dated March 14, 2008;

"**Amended Revised Taq Taq PSA**" means the Amended Revised Production Sharing Agreement in respect of the Taq Taq license area entered into between the KRG and Genel Energy International Limited and Addax International and dated February 26, 2008;

"**Anadarko**" means Anadarko Petroleum Corporation, together with all of its subsidiaries;

"**Antan Blend**" means the crude oil produced from OML123 offshore Nigeria, together with the crude oil produced by the OML114 Parties, which is lifted from the Antan Terminal;

"**Antan Crude Oil Supply Agreement**" means the Antan Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the parties dated November 29, 2005, October 25, 2006, and January 7, 2007;

"**Antan Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML123 where oil from OML123 is loaded onto ocean going tankers;

"**AOG**" means The Addax and Oryx Group Ltd., together with all of its subsidiaries other than Addax Petroleum;

"**AOG Holdings**" means AOG Holdings BV, a wholly owned subsidiary of AOG;

"**API**" means the American Petroleum Institute;

"**Block 1**" means the property designated as Block 1, located in the north end of the Joint Development Zone;

"**Block 2**" means the property designated as Block 2, located in the north end of the Joint Development Zone;

"**Block 3**" means the property designated as Block 3, located in the north end of the Joint Development Zone;

"**Block 4**" means the property designated as Block 4, located in the north end of the Joint Development Zone;

"**Board of Directors**" means the board of directors of Addax Petroleum;

"**Bogi Platform**" means the Bogi production platform located in the Disputed Area;

"**Brass River Blend**" means the crude oil produced from OML124 onshore Nigeria, and commingled with crude oil produced by other parties, which is transported to the Brass River Terminal;

"**Brass River Blend Crude Oil Supply Agreement**" means the Brass River Blend Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the parties dated November 29, 2005, October 25, 2006 and January 7, 2007;

"**Brass River Terminal**" means the oil production export terminal located on the Nigerian coast where oil from OML124 is loaded onto ocean-going tankers;

"**Brent Crude**" means crude oil produced from the Brent system in the North Sea, a price setting benchmark in the world energy market;

"**Canadian GAAP**" means the generally accepted accounting principles and practices in Canada, including without limiting the foregoing, the principles set forth in the Canadian Institute of Chartered Accountants ("**CICA**") Handbook published by CICA or any successor institute and which are applicable on the effective date as at which a calculation is required to be made in accordance therewith;

"**CBCA**" means the *Canada Business Corporations Act*, as amended;

"**Chevron**" means Chevron Corp., together with all of its subsidiaries;

"**CIM**" means the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society);

"**COGE Handbook**" means the Canadian Oil and Gas Evaluators Handbook prepared jointly by The Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy and Petroleum (Petroleum Society), as amended from time to time;

"**Common Share**" means a common share in the share capital of Addax Petroleum;

"**ConocoPhillips**" means ConocoPhillips Company, together with all of its subsidiaries;

"**Convertible Notes**" means $300 million 3.75 convertible notes due in 2012, distributed by a private placement that closed on May 30, 2007;

"**Corporation**" means Addax Petroleum;

"**Cost Oil**" means a percentage of available crude oil allocated to Addax Petroleum for recovery of costs, including exploration, development and production costs and expenses after the allocation of Royalty Oil;

"**Crude Oil Supply Agreements**" means the Antan Crude Oil Supply Agreement, the Brass River Blend Crude Oil Supply Agreement and the Okwori Crude Oil Supply Agreement, each dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the respective parties;

"**Dated Brent Crude**" means the average of daily spot values of Brent Crude, as published by Platts Crude Oil Marketwire, averaged on a monthly basis for a given period;

"**developed non-producing reserves**" means those reserves that either have not been on production or have previously been on production but are shut in and the date of resumption of production is unknown;

"**developed producing reserves**" means those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty;

"**developed reserves**" means those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the cost of drilling a well) to put the reserves in production. The developed category may be subdivided into producing and non-producing;

"**Disputed Area**" means the area of OML123 offshore Nigeria awarded to Cameroon pursuant to the October 10, 2002 ruling of the International Court of Justice;

"**Ebughu Platform**" means the production platform located in the Ebughu field in OML123;

"**Epaemeno license**" or "**Epaemeno**" means the Epaemeno license area, which is located onshore in Gabon;

"**ERHC Energy**" means ERHC Energy Inc., together with all of its subsidiaries;

"**Etame Crude**" means the crude oil produced from the Etame Marin Permit, offshore Gabon;

"**ExxonMobil**" means ExxonMobil Corporation, together with all of its subsidiaries;

"**FFFO**" or "**Funds Flow From Operations**" means cash from operating activities before changes in non cash working capital. FFFO is not a standard measure under Canadian GAAP. Funds Flow From Operations measures presented in this AIF may not be comparable to other similarly titled measures of other companies. See "Presentation of Financial Information";

"**FPSO**" means floating production storage and offloading vessel;

"**Genel Enerji**" means Genel Enerji AS., a Turkish registered company, together with all of its subsidiaries;

"**gross**" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's interest prior to the deduction of royalties and the relevant government's or government corporation's share of Profit Oil (which reserves are reported as "interest" in the Reserve Report);

"**HSSE**" means Health, Safety, Security & Environment;

"**IPO**" means the initial public offering of the Corporation by prospectus of 23,100,000 Common Shares at a price of CDN$19.50 per share;

"**Izombe Flow Station**" means the Izombe production and flow station located in OML124;

"**JDA**" means the Nigeria/Sao Tome Joint Development Authority;

"**Joint Border Commission**" means the Nigeria Cameroon Mixed Commission established following the October 10, 2002 decision of the International Court of Justice to peacefully apply the decision;

"**Joint Development Zone**" or "**JDZ**" means the zone for joint development of petroleum and other resources established by treaty between Nigeria and the Democratic Republic of Sao Tome and Principe in the overlapping area of their respective maritime boundary claims;

"**Kiarsseny PSC**" means the Production Sharing Contract between the Government of Gabon and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from Kiarsseny;

"**Kiarsseny license**" or "**Kiarsseny**" means the Kiarsseny license area, which is located offshore Gabon, where the Corporation is engaged in development and exploration activities to extract crude oil and natural gas liquids pursuant to the Kiarsseny PSC;

"**Knock Adoon**" means the floating production storage and offloading vessel described under the heading "Business of the Corporation — Properties Descriptions — Nigeria — OML123 — Production Facilities";

"**KRG**" means the Kurdistan Regional Government;

"**LPG**" means liquid petroleum gas;

"**NDDC**" means the Niger Delta Development Commission;

"**net**" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's interest after deduction of Royalty Oil and the relevant government's or government corporation's share of Profit Oil;

"**net profit interest**" means an interest in an oil and gas property consisting of a share of profits after the recovery of the costs of development and production;

"**Ngosso**" means the Ngosso license area offshore Cameroon where the Corporation is engaged in development and exploration activities to extract crude oil, natural gas liquids and natural gas pursuant to the Ngosso Concession;

"**Ngosso Concession**" means the concession contract between the Government of Cameroon, the Corporation and Tullow Oil for development and exploration activities to extract crude oil, natural gas liquids and natural gas from the Ngosso Property;

"**NI 51-101**" means National Instrument 51-101 - *Standards of Disclosure for Oil and Gas Activities* of the Canadian Securities Administrators;

"**Nigerian Marginal Fields**" has the meaning given to it under the heading "Business of the Corporation — Fiscal Terms — Nigeria — Nigerian Marginal Fields";

"**NNPC**" means Nigerian National Petroleum Corporation together with all of its subsidiaries;

"**Noble Energy**" means Noble Energy Inc., together with all of its subsidiaries;

"**NSAI**" means Netherland, Sewell & Associates, Inc., independent oil and natural gas reservoir engineers;

"**Occidental**" means Occidental Petroleum Corporation, together with all of its subsidiaries;

"**Official Selling Price**" means the sales price published by NNPC for the sale of Nigerian government and NNPC crude oil entitlement to trade buyers for export. The Official Selling Price is issued by NNPC for each type of crude oil to be lifted by traders and published by the middle of each month prior to the month of lifting;

"**Oil Mining Lease**" or "**OML**" means a lease issued by the Nigerian government upon conversion of an Oil Prospecting License giving the lessee the exclusive right to produce petroleum from the geographical area covered by the Oil Mining Lease;

"**Oil Prospecting License**" or "**OPL**" means a license issued by the Nigerian government to one or more oil companies (including NNPC) giving the licensee the exclusive right to explore for petroleum in the geographical area covered by the Oil Prospecting License;

"**Okwok**" means the Okwok license area located in OML67 offshore Nigeria;

"**Okwori Blend**" means the crude oil produced from OML126 offshore Nigeria;

"**Okwori Crude Oil Supply Agreement**" means the Okwori Crude Oil Supply Agreement dated November 12, 2004 between Addax Petroleum N.V. and ABV, as amended by agreements between the parties dated November 29, 2005, October 25, 2006 and January 9, 2007;

"**Okwori Terminal**" means the floating production storage and offloading vessel and the tanker mooring and manifold platform located in OML126 where oil from OML126 is loaded into ocean going tankers;

"**OML114 Parties**" means Moni Pulo Limited and Brass Exploration Unlimited;

"**OML123**" means the property subject to Oil Mining Lease 123 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML124**" means the property subject to Oil Mining Lease 124 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OML126**" means the property subject to Oil Mining Lease 126 issued by the Nigerian Government to NNPC, for which Addax Petroleum has the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**OML137**" means the property subject to Oil Mining Lease 137 issued by the Nigerian government to NNPC, for which Addax Petroleum has the exclusive right to produce crude oil pursuant to a Production Sharing Contract;

"**OPEC**" means the Organization of the Petroleum Exporting Countries;

"**Operating Netback**" means the per barrel profit margin associated with the production and sale of crude oil and is calculated as the Funds Flow From Operations per barrel sold, prior to corporate charges;

"**OPL291**" means the property subject to Oil Prospecting License 291 issued by the Nigerian government to NNPC, for which Addax Petroleum and Starcrest have the exclusive right to explore for, develop and produce crude oil pursuant to a Production Sharing Contract;

"**Oriental Energy**" means Oriental Energy Resources Limited, together with all of its subsidiaries;

"**Oriental Joint Venture Agreement**" means the joint venture agreement effective September 14, 2005 between Addax Petroleum and Oriental Energy;

"**PanAfrican**" means PanAfrican Energy Corporation (Mauritius) Limited, a subsidiary of Pan-Ocean Energy, which together with its subsidiaries owns and operates Pan-Ocean Energy's oil exploration, production and marketing business in Gabon, West Africa and, where the context so requires, includes the subsidiaries of PanAfrican Energy Corporation (Mauritius) Limited and/or Pan-Ocean Energy;

"**Pan-Ocean Energy**" means Pan-Ocean Energy Corporation Limited, together with all of its subsidiaries or, where the context requires, the acquisition of the business of Pan-Ocean Energy;

"**Pan-Ocean UK**" means Pan-Ocean Energy U.K. Ltd., a subsidiary of Pan-Ocean Energy that provides management and operational services to Pan-Ocean Energy;

"***Petroleum Act***" means the *Petroleum Act* (Nigeria) of 1969, as amended;

"**possible reserves**" means those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves;

"***PPT Act***" means the *Petroleum Profits Tax Act* (Nigeria) as amended;

"**Preferred Shares**" means preferred shares in the share capital of the Corporation, issuable in series;

"**probable reserves**" means those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves;

"**Production Sharing Contract**" or "**PSC**" means a contract whereby a government or government corporation contracts with a petroleum company to explore for, develop and extract petroleum substances in an area that is subject to a license held by the government corporation, at the risk and expense of the petroleum company, in exchange for a share of production;

"**Profit Oil**" means the balance of available crude oil after the allocation of Royalty Oil, Tax Oil and Cost Oil;

"**proved reserves**" means those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves;

"**Rabi Blend**" means the crude oil produced from the Maghena Permit, onshore Gabon;

"**Realizable Price**" means "Realizable Price" as defined under the heading "Business of the Corporation - Fiscal Terms — Nigeria";

"**Remboué Crude**" means the crude oil produced from the Remboué Permit, onshore Gabon;

"**Reserve Report**" means the engineering report dated January 11, 2008 prepared by NSAI evaluating the crude oil reserves and certain prospective oil resources and contingent resources for gas and associated liquids attributable to Addax Petroleum's properties as of December 31, 2007, in accordance with the standards contained in the COGE Handbook and the reserves and resources definitions set out by the Canadian Securities Administrators in NI 51-101 and the COGE Handbook;

"**reserves**" means those quantities of oil and gas anticipated to be economically recoverable from known accumulations;

"**Revised Taq Taq Production Sharing Agreement**" or "**Revised Taq Taq PSA**" means the Revised Production Sharing Agreement in respect of the Taq Taq license area entered into between the KRG and Genel Enerji A.S., Genel Energy International Limited and Addax International and dated November 21, 2006;

"**Revolving Debt Facility**" means the 5-year senior secured reducing revolving debt facility for the maximum principal amount of $1.5 billion dated January 22, 2007 among the Corporation, BNP Paribas, Natixis and Standard Chartered Bank, which was subsequently increased to $1.6 billion on April 30, 2007;

"**Royalty Oil**" means the amount of available crude oil allocated to the relevant government or government corporation, which will generate an amount of proceeds equal to the actual payment of Royalty and Concession Rentals;

"**Shell**" means Royal Dutch Shell plc, together with all of its subsidiaries;

"**Sinopec**" means China Petroleum & Chemical Corporation, together with all of its subsidiaries;

"**Starcrest**" means Starcrest Nigeria Energy Limited, an indigenous Nigerian oil company;

"**Sterling Energy**" means Sterling Energy plc, together with all of its subsidiaries;

"**Subscription Receipts**" means the subscription receipts of the Corporation offered pursuant to the Supplemented Short Form PREP Prospectus of the Corporation dated August 10, 2006;

"**Taq Taq Crude**" means the crude oil produced from the Taq Taq license area in the Kurdistan Region of Iraq;

"Taq Taq" or **"Taq Taq license"** means the Taq Taq license area, located onshore in the Kurdistan region of Iraq, where the Corporation is engaged in development and exploration activities to extract crude oil pursuant to the Amended Revised Taq Taq PSA ;

"**Taq Taq Operating Company**" or "**TTOPCO**" means Taq Taq Operating Company Limited;

"**Tax Oil**" means the amount of available crude oil allocated to the Nigerian government, which will generate an amount of proceeds equal to the actual payment of Nigerian petroleum profits tax;

"**TOTAL**" means TOTAL S.A., together with all of its subsidiaries;

"**TOTAL Gabon**" means TOTAL Gabon SA, together with its subsidiaries;

"**TPU**" means a temporary production unit which is used to produce petroleum on a temporary basis;

"**Trademark Agreement**" means the Trademark Agreement, made effective January 1, 2006, between Addax Petroleum N.V. and AOG;

"**Tullow Oil**" means Tullow Oil plc, together with all of its subsidiaries;

"**undeveloped reserves**" means those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned; and

"**VAALCO**" means VAALCO Energy Inc., together with all of its subsidiaries.

ABBREVIATIONS

In this AIF, the abbreviations set forth below have the following meanings:

Crude Oil and Natural Gas Liquids	
bbl	barrels
bbl/d	barrels per day
Mbbl	thousands of barrels
MMbbl	millions of barrels
Mbbl/d	thousands of barrels per day
Mcf	thousand cubic feet
MMcf	million cubic feet
Bcf	billion cubic feet

Other		**Currency**	
API	American Petroleum Institute	$	United States dollars
ftss	feet sub-sea	CDN$	Canadian dollars
t/d	metric tonnes per day	GBP	Pounds sterling

CONVERSIONS

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	thousand cubic metres ("10m^3")	0.0282
thousand cubic metres ("10m^3")	Mcf	35.494
bbl	cubic metres ("m^3")	0.159
cubic metres ("m^3")	bbl	6.290
feet ("ft")	metres ("m")	0.305
metres ("m")	feet ("ft")	3.281
miles ("mi")	kilometres ("km")	1.609
kilometres ("km")	miles ("mi")	0.621
hectares	acres	2.471
acres	hectares	0.405
acres	square kilometres ("km^2")	0.00405
square kilometres ("km^2")	acres	247.10
US gallons	litres	3.785
litres	US gallons	0.264

CURRENCY AND EXCHANGE RATE INFORMATION

Except as otherwise indicated, all references to "$" and to "dollar" in this AIF refer to the currency of the United States of America.

The following table sets forth the US/Canada exchange rates on the last trading day of the years indicated as well as the high, low and average rates for such years. The high, low and average exchange rates for each year were identified or calculated from spot rates in effect on each trading day during the relevant year. The exchange rates shown are expressed as the number of United States dollars required to purchase one Canadian dollar. These exchange rates are based on those published on the Bank of Canada's website as being in effect at approximately noon on each trading day.

	Year ended December 31,		
	2007	**2006**	**2005**
Year end	1.0120	0.8581	0.8577
High	1.0905	0.9099	0.8690
Low	0.8437	0.8528	0.7872
Average	0.9304	0.8818	0.8253

CORPORATE STRUCTURE

Incorporation and Address of Addax Petroleum Corporation

Addax Petroleum Corporation was incorporated under the *Canada Business Corporations Act* on September 6, 2005. On December 5, 2005, the articles of Addax Petroleum Corporation were amended to authorize the issue of an unlimited number of Preferred Shares, issuable in series.

The registered office of the Corporation is located at 3400 First Canadian Centre, 350 - 7th Avenue S.W., Calgary, Alberta, Canada. The Corporation's service office is located at 16, avenue Eugène-Pittard, 1206, Geneva, Switzerland.

Addax Petroleum is a reporting issuer (or the equivalent) in the jurisdictions of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island and its Common Shares trade on the Toronto Stock Exchange ("TSX") under the symbol "AXC". On May 24, 2007, Addax Petroleum's common shares were admitted to the Official List of the UK Financial Services Authority and to trading on the main market for securities of the London Stock Exchange ("LSE") under the symbol "AXC".

Inter-corporate Relationships

The Corporation beneficially and wholly owns, directly or indirectly, 11 material subsidiaries and beneficially owns 45 per cent of one material subsidiary. The chart below shows the inter-corporate relationships among the Corporation and its material subsidiaries as at March 13, 2008.


Addax Petroleum Corporation (Canada)
Addax Petroleum Holdings Limited (BVI)
Addax Petroleum International Ltd. (Isle of Man)
Addax Petroleum Services Ltd (Isle of Man)
Addax Petroleum Overseas Ltd. (BVI)
Addax Petroleum (Nigeria Offshore) Ltd. (Nigeria)
45% Taq Taq Operating Company Limited (BVI)
Addax Petroleum Exploration (Nigeria) Ltd. (Nigeria)
Addax Petroleum Mauritius Limited (Mauritius)
Addax Petroleum Development (Nigeria) Ltd. (Nigeria)
Addax Petroleum NZE Inc. (Gabon)
Addax Petroleum Maghena Inc. (Gabon)
Addax Petroleum Etame Inc. (BVI)

GENERAL DEVELOPMENT OF THE BUSINESS

Addax Petroleum was incorporated in September 2005. In February 2006, the Corporation completed its initial public offering of 23,100,000 Common Shares for aggregate gross proceeds of CDN$450,450,000 and its Common Shares were listed and posted for trading on the Toronto Stock Exchange under the symbol "AXC". Concurrently with the closing of the initial public offering, the Corporation acquired all of the issued and outstanding shares of Addax Petroleum N.V. ("APNV") in exchange for 117,000,000 Common Shares and CDN$55,575,000. In March 2007, APNV was re-domiciled and continued under the laws of the British Virgin Islands as Addax Petroleum Holdings Ltd.

APNV Activities

In May 1998, APNV entered into PSCs with the Nigerian government for OPL98, OPL118, OPL90 and OPL225 (now OML123, OML124, OML126 and OML137 respectively). All of these properties are operated by Addax Petroleum.

In December 2002, APNV expanded its operations in West Africa by acquiring a 60 per cent interest in the Ngosso license area, offshore Cameroon. Ngosso is operated by Addax Petroleum.

In January 2004, APNV further expanded by acquiring a 42.5 per cent interest in the Kiarsseny license area, offshore Gabon. Kiarsseny is operated by Tullow Oil.

In July 2005, APNV agreed to farm in to a production sharing agreement and acquire a 30 per cent interest in the Taq Taq license area in the Kurdistan Region of Iraq from Genel Enerji. Addax Petroleum and Genel Enerji have formed a joint venture company, Taq Taq Operating Company, to conduct petroleum operations at the Taq Taq license area.

Addax Petroleum Corporation Activities

In March 2006, the Corporation signed a PSC with the JDA for Block 4 of the JDZ for a 33.3 per cent interest pursuant to a participation agreement with ERHC Energy. Addax Petroleum is the operator of Block 4. In addition, Addax Petroleum signed a PSC with the JDA for Block 3 of the JDZ for a 15 per cent interest under a joint operating agreement for the block where a subsidiary of Anadarko is the operator. In addition, the Corporation signed another PSC with the JDA for Block 2 of the JDZ for a 14.33 per cent interest in Block 2 pursuant to a participation agreement with ERHC Energy. Addax Petroleum also signed a joint operating agreement among the Block 2 co-venturers where Sinopec is the operator.

In April 2006, Addax Petroleum increased its interest in Block 4 of the JDZ from 33.3 per cent to 38.3 per cent by acquiring the 5.0 per cent participating interest held by Overt Ventures Ltd.

In June 2006, Addax Petroleum completed the acquisition of a 40 per cent interest in the Okwok field in license area OML67. Under the Oriental Energy Joint Venture Agreement, Oriental retains a 60 per cent interest. Addax Petroleum conducts operations at Okwok in its capacity as technical advisor.

In August 2006, Addax Petroleum completed an offering of 14,750,000 Subscription Receipts of Addax Petroleum for aggregate gross proceeds of CDN$401,937,500. Each Subscription Receipt represented the right to receive one Common Share upon completion of the acquisition of the business of Pan-Ocean Energy.

In September 2006, Addax Petroleum completed the Acquisition for consideration of CDN$1.605 billion in cash and the assumption of CDN$6.8 million of net debt. Upon the closing of the Acquisition, the holders of Addax Petroleum's 14,750,000 Subscription Receipts received one Common Share per Subscription Receipt. Addax Petroleum filed a business acquisition report in Form 51-102F4 in respect of the Acquisition which is available at www.sedar.com.

In October 2006, Addax Petroleum entered into a farm-out agreement with Starcrest pursuant to which Addax Petroleum and Starcrest signed a PSC with NNPC in respect of OPL291, Deep Offshore Nigeria. Addax Petroleum has an interest of 72.5 per cent and is the operator. OPL291 represents the mandatory relinquishment area of OPL216 relinquished by Chevron following its conversion to OML127 preceding the development of the Agbami field in OML127 by Chevron.

In November 2006, Addax Petroleum and Genel Enerji announced the execution of the Revised Taq Taq PSA in respect of the Taq Taq license area in the Kurdistan Region of Iraq. At the same time Genel Enerji and Addax Petroleum also announced that Addax Petroleum had acquired an additional 15 per cent interest from Genel Enerji, thereby increasing the Corporation's total interest to 45 per cent. The original Taq Taq PSA was entered into between Genel Enerji and the KRG in January 2004. The Revised PSA extended the geographic scope of the original PSA to include further exploration acreage that includes the Kewa Chirmila prospect and gave the KRG the right to require that at a future date a government nominated entity is assigned an interest.

In January 2007, Addax Petroleum replaced its existing credit facility with a five-year senior secured revolving debt facility in the amount of $1.5 billion. See "Material Contracts".

In April 2007, Addax Petroleum announced that it had signed an agreement to acquire a fifty per cent interest in the Epaemeno license area, covering approximately 331,100 acres onshore in Gabon, from BowLeven plc. Addax Petroleum also became the operator of the Epaemeno license area. The acquisition was approved by the government of Gabon in December 2007.

Also in April 2007, Addax Petroleum syndicated its five-year senior secured revolving debt facility, which was also increased from $1.5 billion to $1.6 billion at that time. See "Material Contracts".

In May 2007, Addax Petroleum completed an offering by way of private placement of $300 million in principal amount of Convertible Notes, due in 2012. See "Material Contracts".

In September 2007, Addax Petroleum announced that it had entered into an agreement with Esso Exploration and Production Nigeria-Sao Tome (One) Limited ("Esso Nigeria-Sao Tome") to acquire Esso Nigeria-Sao Tome's 40 per cent working interest in Block 1 of the JDZ. Completion of the acquisition is subject to JDA approval.

In February 2008, Addax Petroleum announced the execution of the Amended Revised Taq Taq PSA in respect of the Taq Taq license area in the Kurdistan Region of Iraq. The purpose of the amendments was to bring the terms of the Revised Taq Taq PSA into conformity with the recently enacted oil and gas legislation in the Kurdistan Region of Iraq.

BUSINESS OF THE CORPORATION

Addax Petroleum is an international oil and gas exploration and production company with a strategic focus on Africa and the Middle East. The Corporation is one of the largest independent oil producers in West Africa, and has increased its crude oil production from an average of 8,800 bbl/d for 1998 to an average of 125,940 bbl/d for 2007. The Corporation has grown by acquiring under-developed properties in established basins and has increased its production by utilizing advanced and proven technologies. Addax Petroleum believes that its demonstrated technical expertise, combined with its excellent operational reputation and strong community relationships throughout Africa and the Middle East, make it well positioned to continue to grow its reserves and production.

For the twelve months ended December 31, 2007, Addax Petroleum produced an average of 125,940 bbl/d, generated $1,319 million of FFFO and had total capital expenditures, including acquisitions, of $1,225 million. In 2008, Addax Petroleum expects its total production to average between 140,000 bbl/d and 145,000 bbl/d and has total budgeted capital expenditures of approximately $1,615 million.

As of December 31, 2007, Addax Petroleum had estimated gross working interest proved reserves of 233.3 MMbbl, estimated gross working interest proved plus probable reserves of 446.7 MMbbl and estimated gross working interest proved plus probable plus possible reserves of 580.3 MMbbl. In addition, the Corporation's gross working interest best estimate unrisked prospective oil resources were 2,246 MMbbl (738 MMbbl risked) and gross working interest best estimate contingent gas and associated liquids resources were 2,415 Bcf and 77.2 MMbbl, respectively. The reserves and resources of the Corporation were evaluated as at December 31, 2007 by NSAI.

Strategy

Addax Petroleum has achieved its growth by acquiring oil properties deemed by others to have limited remaining production potential and using its strong in-house technical and operational expertise to grow reserves and production in a cost effective manner. The Corporation has made it a priority to recruit and retain indigenous personnel and to actively participate in and contribute to community development projects. Addax Petroleum believes it has developed an excellent reputation among government authorities, communities and businessmen that has been critical in providing access to opportunities and obtaining the cooperation needed to successfully execute projects. Addax Petroleum is now extending its successful strategy to other regions in Africa and the Middle East where substantial growth opportunities exist.

The Corporation's strategy is to build on the significant growth and profit enhancement opportunities within its existing license areas while also pursuing new venture opportunities.

Existing Properties Addax Petroleum intends to continue its strategy in its existing properties by:

- investing in facilities and infrastructure to increase oil production throughput, improving operating efficiencies and positioning itself to monetize natural gas resources;
- completing identified development projects; and
- evaluating unappraised discoveries and pursuing identified exploration prospects.

New Venture Opportunities The Corporation has a strategic focus on West Africa and the Middle East and expects that strategic acquisitions will form a significant part of its future growth strategy. As such, Addax Petroleum will look to pursue opportunities within the countries in which it currently operates as well as within regions new to the Corporation, such as the West African countries of Angola, the Republic of the Congo, Chad, Democratic Republic of Congo and Equatorial Guinea and Middle East countries such as Egypt, Iraq, Iran, Qatar and Yemen. The Corporation may also pursue opportunities in other countries outside its strategic focus area such as, but not limited to, North Africa and the Caspian Sea region.

The Corporation believes that it is well positioned to capitalize on numerous opportunities in its focus areas that arise as (i) national governments tender new acreage in future bid rounds; (ii) major international oil and gas companies reduce their involvement in onshore and shallow water offshore oil fields; and (iii) indigenous oil companies seek financially and technically strong partners to jointly develop their properties. Since 2005, the Corporation has been implementing its new venture strategy through the following initiatives:

- acquiring or farming-in to additional properties in its focus areas, as the Corporation has done with Okwok, offshore Nigeria, Epaemeno, onshore Gabon and acquiring an additional interest in the Taq Taq field in the Kurdistan Region of Iraq; and
- building a significant exploration portfolio in the Deepwater Gulf of Guinea by acquiring interests in Blocks 1, 2, 3 and 4 located in the Joint Development Zone of Nigeria and the Democratic Republic of Sao Tome and Principe and in OPL291 offshore Nigeria.

The Corporation also intends to continue investing in technologies to improve operating efficiency and establish itself as a leader in areas of corporate responsibility in Africa and the Middle East.

Properties Summary

Addax Petroleum's principal properties in West Africa and the Middle East are as follows:

- In Nigeria, Addax Petroleum has various interests in three PSCs and one joint venture agreement covering the following six Addax Petroleum properties:
  - 100 per cent interest in OML123, operated by Addax Petroleum. OML123 is located offshore in shallow water and produces medium to light quality crude oil (29° API), sold as Antan Blend;
  - 100 per cent interest in OML124, operated by Addax Petroleum. OML124 is located onshore and produces light quality crude oil (36° API), sold as Brass River Blend;
  - 100 per cent interest in OML126, operated by Addax Petroleum. OML126 is located offshore in medium depth water and produces light quality crude oil (37° API) sold as Okwori Blend;
  - 100 per cent interest in OML137, operated by Addax Petroleum. OML137 is an offshore exploration and appraisal property located in medium depth water, adjacent to OML126;
  - 72.5 per cent interest in OPL291, operated by Addax Petroleum. OPL291 is an offshore exploration property located in deep water, adjacent to Chevron's Agbami field in OML127; and
  - 40.0 per cent interest in the Okwok field, operated by Oriental Energy. The Okwok field is an offshore development property located in shallow water in ExxonMobil's OML67, adjacent to OML123. Addax Petroleum acts as technical advisor.
- In Gabon, Addax Petroleum has various interests in nine PSCs and one technical evaluation agreement covering the following ten properties:
  - 92.5 per cent interest in Maghena, operated by Addax Petroleum. Maghena is located onshore and produces medium to light quality crude oil (33° API);
  - 92.5 per cent interest in Panthere NZE, operated by Addax Petroleum. Panthere NZE is located onshore and produces medium to light quality crude oil (33° API);
  - 92.0 per cent interest in Remboué, operated by Addax Petroleum. Remboué is located onshore and produces medium to light quality crude oil (34° API);
  - 50.0 per cent interest in Epaemeno, operated by Addax Petroleum. Epaemeno is an onshore exploration property, adjacent to Maghena and Awoun;
  - 31.36 per cent interest in Etame Marin, operated by VAALCO. Etame Marin is located offshore and produces medium to light quality crude oil (36° API);
  - 40.0 per cent interest in Awoun, operated by Shell. Awoun is an onshore development property located adjacent to Maghena and Epaemeno;
  - 42.5 per cent interest in Kiarsseny, operated by Tullow Oil. Kiarsenny is an offshore exploration property;

- 25.71 per cent interest in Iris Marin, operated by Sterling Energy. Iris Marin is an offshore exploration property. This interest is subject to the completion of an ongoing pre-emption transaction, which will increase Addax Petroleum's interest in Iris Marin to 33.33 per cent;
- 25.71 per cent interest in Themis Marin, operated by Sterling Energy. Themis Marin is an offshore exploration property. This interest is subject to the completion of an ongoing pre-emption transaction, which will increase Addax Petroleum's Themis Marin interest to 35.65 per cent; and
- 40.0 per cent interest in Ibekelia, operated by Sterling Energy. Ibekelia is an offshore exploration property.

- In Cameroon, Addax Petroleum has a 60 per cent interest in Ngosso, a shallow water exploration property operated by the Corporation.
- In the Joint Development Zone, Addax Petroleum has various interests in four PSCs including: (i) a 38.3 per cent interest in Block 4; (ii) a 15.0 per cent interest in Block 3; (iii) a 14.33 per cent interest in Block 2; and (iv) a 40 per cent interest in Block 1. The Corporation's interest in Block 1 is subject to the approval of the Joint Development Authority. Addax Petroleum is the operator of Block 4 while Anadarko is the operator of Block 3, Sinopec is the operator of Block 2 and Chevron is the operator of the Block 1. The Joint Development Zone is a deep water exploration region.
- In the Kurdistan Region of Iraq, Addax Petroleum has a 45.0 per cent interest in an Amended Revised Taq Taq PSA in respect of the Taq Taq license area, subject to the right of the KRG to require that at a future date a government nominated entity is assigned a 20 per cent interest, which would reduce Addax Petroleum's interest to 36 per cent. The Taq Taq license area is onshore and includes the Taq Taq development field and the Kewa Chirmila prospect. Addax Petroleum and Genel Enerji have formed TTOPCO to carry out petroleum operations in the Taq Taq license area.


OML 124
NIGERIA
Ngosso
OML 123
Okwok
CAMEROON
OML 137
OML 126
OPL 291
Block 1
Block 2
Block 3
Block 4
JDZ
EQUATORIAL GUINEA
ATLANTIC
OCEAN
Kiarsseny
SAO TOME
&
PRINCIPE
Remboué
Epaemeno
GABON
Awoun
Maghena
Panthere NZE
Iris Marin
Ibekelia
Themis Marin
Etame Marin
CONGO
N
0 25 50 100 150 200
Kilometers

The following table summarizes the production, development and exploration properties of the Corporation.

Properties Summary Table

Country/ Region	License	Addax Petroleum's Interest	Area[1]	Average Oil Production: December 2007	Average Oil Production: 12 Months Ended December 31, 2007	Gross Oil Reserves[1][2][4]: Proved	Gross Oil Reserves: Proved plus Probable	Gross Oil Reserves: Proved plus Probable plus Possible
		(%)	*(acres)*	*(bbl/d)*	*(bbl/d)*	*(MMbbl)*	*(MMbbl)*	*(MMbbl)*
Nigeria	OML123	100.00	90,700	60,970	55,850	94.5	161.4	220.6
	OML124	100.00	74,100	7,040	7,400	18.2	23.4	38.9
	OML126	100.00	178,300	45,670	41,250	41.5	52.4	59.9
	OML137	100.00	209,500	-	-	-	17.1	19.8
	OPL291	72.50	230,600	-	-	-	-	-
	Okwok	40.00	9,000	-	-	-	8.4	9.5
	subtotal		792,200	113,670	104,510	154.2	262.7	348.7
Gabon	Maghena	92.50	150,200	16,280	11,750	38.8	38.8	38.8
	Panthere NZE	92.50	27,500	1,980	2,530	21.2	36.5	41.1
	Awoun	40.00	109,900	1,110	90	10.8	19.0	24.1
	Etame Marin	31.36	238,200	6,540	6,360	6.6	13.4	22.5
	Remboué	92.00	29,600	600	680	1.8	1.8	1.8
	Kiarsseney	42.50	571,600	-	-	-	-	-
	Iris Marin	25.71	25,600	-	-	-	-	-
	Themis Marin	25.71	57,700	-	-	-	-	-
	Ibekelia	40.00	67,000	-	-	-	-	-
	Epaemeno	50.00	165,500	-	--	-	-	-
	subtotal		1,442,800	26,510	21,420	79.1	109.4	128.2
Kurdistan Region of Iraq	Taq Taq	45.0	105,800	-	-	-	74.6	103.4
Cameroon	Ngosso	60.0	70,300	-	-	-	-	-
JDZ	Block 1[3]	40.0	69,600					
	Block 2	14.3	24,500	-	-	-	-	-
	Block 3	15.0	24,700	-	-	-	-	-
	Block 4	38.3	81,100	-	-	-	-	-
Total[5]			**2,611,000**	**140,180**	**125,940**	**233.3**	**446.7**	**580.3**

Notes:

(1) Area presented excludes the area in the Disputed Area in OML123. Reserves presented exclude reserves in the Disputed Area of OML123 offshore Nigeria except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 2.2 MMbbl. Reserves presented include reserves associated with partner carry on the Okwok field.

(2) Proved, probable and possible as at December 31, 2007 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(3) The Corporation's interests in the JDZ Block 1 license area is subject to the approval of the JDA.

(4) For Taq Taq, the area presented assumes the Corporation's current 45 percent working interest whereas the reserves presented assume a working interest of 36 per cent after giving effect to KRG back-in rights.

(5) Columns may not add due to rounding.

Properties Descriptions

Addax Petroleum's principal oil and gas properties opportunities are in the West African countries of Nigeria, Gabon and Cameroon, as well as in the Joint Development Zone and the Kurdistan Region of Iraq.

The future development and exploration plans for each of Addax Petroleum's properties are as described below. Due to the allocation of resources, well results and potentially unforeseen circumstances, the future development and exploration plans may change significantly throughout the planning period.

Nigeria

Within Nigeria, Addax Petroleum has various interests in three PSCs (OML123/124, OML126/137 and OPL291) and one joint venture agreement (Okwok) covering five offshore properties and one onshore property. Five of the properties are operated by Addax Petroleum and it conducts operations on the sixth property, Okwok, in its capacity as technical advisor. Three of these properties (OML123, OML124 and OML126) are producing; one property (OML137) is under appraisal leading to development; and exploration activities are underway on all five properties. Appraisal efforts are also being pursued for Okwok.

The Corporation produced an average of 104,510 bbl/d from its Nigeria properties in 2007 and expects its total production from Nigeria to average between 106,000 bbl/d and 111,000 bbl/d in 2008. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for Nigeria to be 154.2 MMbbl, gross proved plus probable reserves to be 262.7 MMbbl and gross proved plus probable plus possible reserves to be 348.7 MMbbl. The Corporation had capital expenditures totalling $813 million in 2007 and has budgeted capital expenditures of $1,080 million in 2008 in Nigeria.


Production
Appraisal
Exploration
EDO
Benin City
ENUGU
Enugu
ANAMBRA
Onitsha
EBONYI
OML 124
IMO
ABIA
Warri
DELTA
NIGERIA
CROSS RIVER
Aba
RIVERS
AKWA IBOM
Calabar
CAMEROON
Port Harcourt
BAYELSA
Kumba
Ngosso
Bonny LNG
OML 123
Brass LNG
Buea
Okwok
Victoria
OML 137
OML 126
OPL 291
Malabo
EQUATORIAL GUINEA
Kilometers

The development of the natural gas industry, including the cessation of associated natural gas flaring, is a high priority for the Nigerian government. Currently, the Corporation's PSCs in Nigeria relate solely to commercial oil development but include the right to negotiate commercial terms with NNPC for natural gas development in the properties. Addax Petroleum's natural gas strategy is intended to ensure that the Corporation complies with the requirement to cease associated natural gas flaring and also to position the Corporation to assist with, and participate in, the monetization of existing and future associated and non-associated natural gas resources. The Corporation is currently involved in various discussions and approval processes with NNPC to supply natural gas from all of its producing properties in Nigeria. As at December 31, 2007, Addax Petroleum's gross working interest best estimate contingent resources for gas and associated liquids in Nigeria was estimated to be 2,415 Bcf and 77.2 MMbbl, respectively.

<u>*OML123*</u>

Overview

In 2003, Addax Petroleum received approval from NNPC for the conversion of OPL98 into OML123, effective July 2002. OML123 is the Corporation's largest property as measured by reserves and production. During 2007, OML123 produced an average of 55,850 bbl/d of oil from 70 wells. Oil gravity ranges between 19° and 38° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for OML123 to be 94.5 MMbbl and gross proved plus probable reserves to be 161.4 MMbbl. The Corporation expects its production from OML123 to average between 64,000 bbl/d and 69,000 bbl/d in 2008.


OML123
NIGERIA
KTN-A
KTM
KTM-N
IN
NOR
ORW
ORW-C
ORW-S
AKAM
UKPAM
ADNH
AD-B
ADANGA
EBNE-A
EBNE
EBUGHU
EBE
BOGI
MIMBO
ANTAN
Producing Oil Field
Oil Discovery
Undeveloped Gas Field
Prospect
ICJ Borderline
0
5
10
Kilometres

OML123 is located offshore approximately 60 km south of the town of Calabar in the south-eastern part of Nigeria and covers an area of 90,700 acres (367 km^2) in water depths ranging from three to 40 m. OML123 contains eight producing oil fields (Adanga, Oron West, North Oron, Ebughu and extensions, Adanga North Horst, Akam, Bogi and Mimbo) and two undeveloped oil fields (Kita Marine and Antan). There are also four unappraised oil discoveries (Inagha, Adanga East, Adanga West and Ebughu NE-A),

one large 8,600 acre (35 km^2) undeveloped gas discovery (Oron East) and several exploration prospects. Total capital expenditures for OML123 are budgeted to be $628 million in 2008, including $362 million for development drilling, $222 million for facilities and $44 million for exploration and appraisal activities.

Under the International Court of Justice ruling of October 2002, the Disputed Area includes a small part of OML123 (8,400 acres, 33.9 km^2). The Joint Border Commission which was set up by the governments of Nigeria and Cameroon to study the implications of the ruling has not yet decided how the Corporation's operations will be treated. The Disputed Area has been excluded from the acreage and property descriptions in this AIF. Reserves presented in this AIF exclude reserves in the Disputed Area except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 2.2 MMbbl.

Production and Reserves

The following table summarizes the Corporation's production and reserves in OML123.

		Average Oil Production		Gross Oil Reserves[1][2]		
Field	Number of Oil Producing Wells[3]	December 2007 (bbl/d)	12 Months Ended December 31, 2007 (bbl/d)	Proved (MMbbl)	Proved plus Probable (MMbbl)	Proved plus Probable plus Possible (MMbbl)
Adanga	21	16,480	21,240	34.3	54.6	62.7
Oron West and North Oron	9	31,920	18,000	30.4	45.7	52.7
Ebughu (and extensions)	23	11,000	15,000	14.7	16.0	24.0
Adanga North Horst	1	1,090	790	7.0	17.5	26.5
Antan	0	-	-	-	17.0	30.7
Kita Marine (and extensions)	-	-	-	7.0	8.8	11.1
Other Producing Fields	2	480	820	1.1	1.8	12.9
Total	**56**	**60,970**	**55,850**	**94.5**	**161.4**	**220.6**

Notes:

(1) Proved, probable and possible reserves as at December 31, 2007, as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) Reserves presented exclude reserves in the Disputed Area of OML123 offshore Nigeria except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 2.2 MMbbl.

(3) As at December 31, 2007.

Production Facilities

The producing fields in OML123 are operated as a common development area. The key production facility is an FPSO which gathers produced crude oil from production or wellhead platforms on each field. At the OML123 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers.

In 2006, Addax Petroleum replaced the former FPSO in OML123 with a new FPSO, the Knock Adoon, in order to maximize production capacity and improve cost efficiency. The Knock Adoon has a nameplate processing capacity of 60 Mbbl/d of crude oil, a total liquids (oil and water) processing capacity of 140 Mbbl/d and a storage capacity of 1.7 MMbbl of crude oil and incorporates an off-loading buoy terminal to better facilitate offloading during periods of strong currents and to accommodate larger tankers. The Knock Adoon is under a time charter with a subsidiary of Fred Olsen Production A.S., the primary term

of which is anticipated to expire in June 2014, with extension periods thereafter of up to a further eight years at the Corporation's option.

In order to maximize the use of the OML123 production facilities, Addax Petroleum has an agreement with the OML114 Parties who operate the adjacent OML114, to store and export all of the crude oil produced from their license area. In return, the OML114 Parties pay the Corporation for their share of the expenses for the operation of the OML123 FPSO.


N
LEGEND COLOUR CODE
Black - Existing Facilities
Grey - Proposed Facilities

Associated natural gas produced on OML123 is currently used for gas lift and fuel. The Corporation plans a major infrastructure project in OML123 to provide for increased oil processing, water injection for improved oil recovery and increased gas compression for gas lift. Addax Petroleum is currently conducting sub-surface studies to fully evaluate gas re-injection of all excess produced gas to comply with the Nigerian Government's "Flares Down" initiative. In addition, the Corporation is also studying gas monetization opportunities such as supplying the excess produced gas to shore for power generation or industrial development. As at December 31, 2007, NSAI estimates the Corporation's gross working interest best estimate contingent resources for gas and associated liquids resources for OML123 to be 999.9 Bcf and 27.9 MMbbl, respectively.

During 2008, the Corporation will be accelerating its OML123 infrastructure development to provide significant upgrades to its oil handling capabilities as well as the provision of water injection and gas gathering facilities.

Fields

Adanga

The Adanga field, discovered in 1980 and producing since 1986, is Addax Petroleum's principal producing field in OML123. During 2007, Adanga produced an average of 21,240 bbl/d of oil from 25 wells with an average watercut of 10 per cent. Oil gravity averaged 34° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Adanga field to be 34.3 MMbbl and gross proved plus probable reserves to be 54.6 MMbbl.

The Adanga field is located in water depths ranging from 10 to 20 m and covers an area of approximately 2,800 acres (11.3 km^2) in the central part of OML123. First production started in 1986 from the Adanga main block through one vertical and eight deviated wells drilled from the Adanga Platform. Following a detailed 3D seismic interpretation, Addax Petroleum modelled the field in 1999-2000 and undertook an extensive appraisal and development drilling program in the southern blocks, beginning in 2001. In 2007, the Corporation drilled six pilot and appraisal wells all of which were subsequently further extended as six horizontal production wells. The Corporation continues to evaluate infill and step-out drilling locations at Adanga. In 2008, the Corporation plans to drill two water injection wells and to initiate water injection using facilities installed on the OML123 FPSO. Most of the field's well completions are equipped with gas lift capability.

Wells from the Adanga field produce through the Adanga Platform, installed in 1986, and three satellite wellhead platforms, installed in 2003. In the second quarter of 2004, a new riser platform tied-in to a leased TPU was commissioned at Adanga, at which time all production was handled by the TPU. The TPU now handles all initial processing in the Adanga area prior to pumping to the FPSO. In addition, the TPU allows production from the wells in the nearby Ebughu field extensions, which could not otherwise be accommodated on the Adanga Platform or on the Ebughu Platform. Adanga Platform Redevelopment commenced in 2006, including the acquisition of the TPU, and will continue in 2008. The Adanga Platform Redevelopment will enable production to be routed to both the TPU and the Adanga Platform and to accommodate the gathering of the associated gas.

Oron West and North Oron

Oron West was discovered by Addax Petroleum in 2002 and North Oron was successfully appraised in the same year. The Corporation commenced oil production from Oron West and North Oron in 2004. During 2007, Oron West and North Oron produced an average of 18,000 bbl/d from 14 wells with an average watercut of 10 per cent. Oil gravity averages 38° API in Oron West and 27° API in North Oron. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Oron West and North Oron fields to be 30.4 MMbbl and gross proved plus probable reserves to be 45.7 MMbbl.

The fields are located in water depth of approximately 8 m and cover an area of approximately 1,200 acres (4.9 km^2) in the northwest sector of OML123. In 2007, the Corporation drilled two horizontal production wells on North Oron and three horizontal wells on Oron West, and in 2008 it installed a production well jacket (Oron West South). The Corporation plans to continue to develop Oron West and to drill nine production wells and two water injectors in 2008.

Ebughu (and extensions)

The Ebughu field, discovered in 1980 and producing since 1988, along with the extensions is Addax Petroleum's third largest producing field in OML123. During 2007, Ebughu produced an average of 15,000 bbl/d of oil from 25 wells with an average watercut of 41 per cent. Oil gravity ranges between 20° API in the Ebughu field and 28° API in its northeast extension. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Ebughu field and extensions to be 14.7 MMbbl and gross proved plus probable reserves to be 16.0 MMbbl.

The Ebughu field is located in water depth of approximately 30 m and covers an area of approximately 2,600 acres (10.6 km^2) in the southern part of OML123. Following a successful three-well appraisal program in 1984, the prior operator installed the Ebughu Platform in 1988 and completed two wells which began producing in 1988. In 1996, a pilot horizontal production well was drilled between the existing two wells. Since 1999, Addax Petroleum has embarked on an extensive appraisal and development drilling program resulting in the discovery of five field extensions. In 2007, the Corporation drilled two horizontal wells at Ebughu East, two horizontal wells at Ebughu Main and one horizontal well at Ebughu North East. The Corporation does not plan to drill any additional wells on Ebughu in 2008.

Adanga North Horst

The Adanga North Horst field was discovered in 1986 and originally appraised in 1996. In 2006, the Corporation successfully re-appraised the field and full field development commenced at the end of 2007. In the first quarter of 2006, an extended production test was started on a single horizontal well and is ongoing. During 2007, Adanga North Horst produced an average of 790 bbl/d from an extended well test with an average watercut of less than one per cent. Oil gravity averaged 19° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Adanga North Horst field to be 7.0 MMbbl and gross proved plus probable reserves to be 17.5 MMbbl.

The Adanga North Horst field is located in 10 m water depth and covers an area of approximately 1,100 acres (4.5 km^2) in the central part of OML123. In 2007, the Corporation drilled a second horizontal well which started production in late December 2007. The full field development plan for Adanga North Horst is expected to include two platforms, ten production wells and two water injectors in 2008.

Antan

The Antan field was discovered and appraised in 2007 and the Corporation is now planning full field development. The Antan-1X exploration well discovered a new accumulation which encountered three oil-bearing reservoir intervals with approximately 104 feet of aggregated net pay. One of the three reservoir intervals was tested and flowed at a rate of approximately 470 bbl/d of between 16° and 18° API oil. The true flow potential of the interval was not reached because of sand control measures implemented during the test. The Antan discovery was successfully appraised by the Antan-2X well, a down-dip step-out well approximately 0.8 kilometres from the Antan-1X well, which encountered approximately 41 feet of net oil pay in aggregate. The well confirmed the oil water contact in one of the Antan-1X well intervals and discovered oil in two deeper intervals that were not recorded by the Antan-1X well. The Antan-2X well has not been tested. As at December 31, 2007, NSAI estimates the Corporation's gross probable reserves for Antan to be 17.0 MMbbl.

The Antan field is located in 40 m water depth and covers an area of approximately 1,620 acres (6.5 km^2) in the southern part of OML123. Subject to the receipt of necessary approvals, the Corporation plans to commence development of the Antan field in 2009.

Kita Marine (and extensions)

The Kita Marine field was discovered in 2005 and additional exploration and appraisal was conducted in 2006, 2007, and more recently in early 2008. The Corporation is now planning for full field development. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for Kita Marine to be 7.0 MMbbl and gross proved plus probable reserves to be 8.8 MMbbl.

In November 2005, the KTM-2 exploration well encountered a total of 100 ft of oil in a reservoir at a depth of 4,750 ftss which tested at 1,000 bbl/d of 28° API gravity oil. During 2006, two exploration wells were drilled on different blocks of Kita Marine; one well discovered oil and the other discovered gas. In the first quarter of 2008, the KTM-6 appraisal well encountered a total of 173 ft of oil in a reservoir at a depth of between 5,350 and 6,300 ftss. Flow tests were not performed, but pressure and fluid sample data indicate the presence of medium gravity oil, consistent with the 30° API Antan Blend produced from OML123. The Corporation is currently preparing development plans for the Kita Marine field.

Other Producing Fields (Akam, Bogi and Mimbo)

The Akam, Bogi and Mimbo fields were discovered in and have been producing since the 1980s. During 2007, combined production from four wells in these fields averaged 820 bbl/d. Oil gravity ranges between 28° and 39° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for these fields to be 1.1 MMbbl and gross proved plus probable reserves to be 1.8 MMbbl.

The Akam, Bogi and Mimbo fields are located in 10 to 40 m water depth and cover a combined area of approximately 1,700 acres (6.9 km^2). The Corporation did not conduct any drilling activity at these fields in 2007. No further drilling activity or significant capital expenditures are planned for the three fields in 2008.

Unappraised Discoveries and Exploration and Prospective Oil Resources

In addition to the existing fields, there are five unappraised discoveries in OML123 which are the Oron East gas discovery drilled in 1975, the Inagha, Adanga West and Ebughu NE-A oil discoveries drilled in 2002 and the Adanga East oil discovery drilled in 2005. During 2007, the Corporation drilled two successful exploration wells at Antan as well as one gas-bearing exploration well at Ibeno. The Corporation plans to drill one exploration well at each of the Adanga North Graben, Oron East and Ukpam prospects in 2008.

The Corporation continues to study the remaining exploration potential of OML123 based upon full 3D seismic survey and existing well data. The remaining exploration potential comprises near field potential clusters, which can be drilled from or which are readily accessible to existing production facilities, and prospect clusters which may require additional platforms and pipelines to connect to existing facilities. Each cluster contains multiple prospects. Four near field potential clusters and five prospect clusters were identified containing a total of approximately 27 identified prospects. As at December 31, 2007 NSAI estimates the Corporation's gross working interest best estimate unrisked prospective oil resources for identified prospects on OML123 to be 401.2 MMbbl (110.3 MMbbl risked).

Budgeted Capital Expenditures

Capital expenditures for OML123 are budgeted to be $628 million in 2008. The following table summarizes the budgeted capital expenditures for OML123:

License / Category	Development Drilling	Development Facilities & Other	Development Total	Exploration & Appraisal	Total
	($million)	*($million)*	*($million)*	*($million)*	*($million)*
Infrastructure					
Adanga Redevelopment	—	10	10	—	10
Infrastructure upgrading	—	108	108	—	108
Others	—	21	21	—	21
Subtotal	—	139	139	—	139
Field Development					
Adanga	43	27	70	—	70
Adanga North	146	17	163	—	163
Oron (North and West)	154	14	168	—	168
Others	19	25	44	—	45
Subtotal	362	83	445	0	445
Exploration & appraisal	—	—	—	44	44
Total	362	222	584	44	628

Columns may not add due to rounding

The budgeted capital expenditures will fund a three-rig drilling program that includes:

- infill and extension drilling in the Adanga and Oron West fields;
- completing water injection projects in the Adanga and Oron West fields;
- commencing development of the Adanga North Horst field, including water injection; and
- drilling three exploration wells.

The budgeted capital expenditures will also fund significant infrastructure investment to sustain future production, including upgrades to oil handling capabilities, the provision of water injection and gas gathering facilities, and facilities investment to aid in the continuing development of the Adanga, Adanga North Horst and Oron fields.

OML124

Overview

OML124 is the Corporation's smallest producing property as measured by reserves and production. During 2007, OML124 produced an average of 7,400 bbl/d of oil from 18 wells. Oil gravity ranges between 23° and 48° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for OML124 to be 18.2 MMbbl and gross proved plus probable reserves to be 23.4 MMbbl. The Corporation expects its production from OML124 to average between 7,000 bbl/d and 10,000 bbl/d in 2008.

OML124 is located onshore in Imo State, approximately 100 km north of Port Harcourt, and covers an area of 74,100 acres (300 km^2) on the northeast edge of the Niger Delta. OML124 contains two producing fields, Ossu and Izombe, the latter adjacent to the Jisike field to the southeast in OML53 held by the Chevron/NNPC joint venture. OML124 also contains several identified exploration prospects, the most attractive of which are the Abourshi and Okaka prospects in the central and southeast parts of the property, respectively. Total capital expenditures for OML124 are budgeted to be $68 million in 2008, including $37 million for development drilling, $8 million for facilities and $23 million for exploration and appraisal activities.


Oil
Prospect
0
5
10
15
20
Kilometres
OML124
Ossu
Izombe

Production and Reserves

The following table summarizes the Corporation's production and reserves in OML124.

Field	Number of Oil Producing Wells[2]	Average Oil Production: December 2007 (bbl/d)	Average Oil Production: 12 Months Ended December 31, 2007 (bbl/d)	Gross Oil Reserves[1]: Proved (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable plus Possible (MMbbl)
Izombe	7	1,950	2,060	7.5	8.9	16.6
Ossu	10	5,090	5,340	10.7	14.5	22.3
Total	**17**	**7,040**	**7,400**	**18.2**	**23.4**	**38.9**

Notes:

(1) Proved, probable and possible reserves as at December 31, 2007 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2007.

Production Facilities

The Ossu and Izombe fields are operated as a common production area. Production facilities include the Izombe Flow Station, gas compressors, water injection pumps and three flow lines from Ossu to the Izombe Flow Station. The Corporation has an agreement with a Chevron/NNPC joint venture whereby

crude oil produced from the Chevron/NNPC Jisike field is processed at the Izombe Flow Station in return for the payment of a tariff to Addax Petroleum. The Ossu, Izombe and Jisike crudes are all processed at the Izombe Flow Station and transported via an export pipeline to Ebocha. From Ebocha, the oil is transported through the Agip/NNPC joint venture's pipeline to their Brass River Terminal.

At the present time, all of the associated natural gas being produced with the oil from OML124 is re-injected to aid oil production. The Corporation, together with a consortium of private Nigerian investors, is contemplating the construction of an LPG facility. As at December 31, 2007, NSAI estimates the Corporation's gross working interest best estimate contingent resources for gas and associated liquids for OML124 to be 380.9 Bcf and 22.2 MMbbl, respectively.

Fields

Izombe

The Izombe field, discovered in 1974 and producing since 1975, is Addax Petroleum's principal producing field in OML124. During 2007, Izombe produced an average of 2,060 bbl/d from eight wells with an average watercut of 84 per cent. Oil gravity ranges between 35° and 40° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Izombe field to be 7.5 MMbbl and gross proved plus probable reserves to be 8.9 MMbbl.

The Izombe field is located in a relatively lightly populated dry land area at an elevation of 45 to 60 m above mean sea level, and covers an area of approximately 1,600 acres (6.4 km^2) in the southern part of OML124. The Corporation did not conduct any drilling activity at Izombe in 2007. In 2008, the Corporation plans to drill two new production wells and work over up to three existing wells in the Izombe field.

Ossu

The Ossu field was discovered in 1973 and has been producing since 1976. During 2007, Ossu produced an average of 5,340 bbl/d from ten wells with an average watercut of 72 per cent. Oil gravity ranges between 29° and 48° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Ossu field to be 10.7 MMbbl and gross proved plus probable reserves to be 14.5 MMbbl.

The Ossu field is located approximately 4 km to the west of the Izombe field at an elevation of 25 m above mean sea level in a drowned river valley susceptible to occasional seasonal flooding which limits the access to the field during the rainy season. The field covers an area of approximately 2,300 acres (9.3 km^2) in the south western part of OML124. In 2007, four new production wells were drilled and two wells were worked over, resulting in the addition of four producing wells during the year. In 2008, the Corporation plans to drill one new production well and one appraisal well in the Ossu field.

Unappraised Discoveries and Exploration

In 2002, the Corporation concluded a comprehensive acreage and prospect evaluation study based on 3D and 2D seismic surveys and existing well data. Several prospects with possible commercial potential were identified in the north eastern sector of OML124. The Corporation plans to drill the Okaka and Abourshi prospects in the second half of 2008. As at December 31, 2007 NSAI estimates the Corporation's gross working interest best estimate unrisked prospective oil resources for identified prospects on OML124 to be 81.7 MMbbl (16.0 MMbbl risked).

Budgeted Capital Expenditures

Capital expenditures for OML124 are budgeted to be $68 million in 2008, including $37 million for development drilling, $8 million for facilities and $23 million for exploration wells at Okaka and Abourshi.

<u>OML126</u>

Overview

In 2006, Addax Petroleum received approval from NNPC for the conversion of OPL90 into OML126 effective November 2004. OML126 started production in March 2005, and is Addax Petroleum's newest producing property in Nigeria having been the Corporation's largest greenfield development to date. During 2007, OML126 produced an average of 41,250 bbl/d of oil from 13 wells. Oil gravity ranges between 35° and 38° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for OML126 to be 41.5 MMbbl and gross proved plus probable reserves to be 52.4 MMbbl. The Corporation expects its production from OML126 to average between 32,000 bbl/d and 37,000 bbl/d in 2008.

OML126 is located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depth averaging 130 m and covers an area of 178,300 acres (721.5 km²). The southern half of OML126 has been completely surveyed by 3D seismic and contains two producing oil fields (Okwori and Nda), three undeveloped oil discoveries and three identified exploration prospects. Total capital expenditures for OML126 are budgeted to be $273 million in 2008, including $153 million on development drilling, $107 million on facilities and $13 million on exploration and appraisal activities.


Prospect
Oil Field
Gas Discovery
Gas & Oil Discovery
OML126
Asa
Asha
Aku
Ofingo
Nkelu
Nda
Okwori
Aja
0
5
10
15
20
Kilometres

Production and Reserves

The following table summarizes the Corporation's reserves and production in OML126.

Field	Number of Oil Producing Wells(2)	Average Oil Production		Gross Oil Reserves(1)		
		December 2007	12 Months Ended December 31, 2007	Proved	Proved plus Probable	Proved plus Probable plus Possible
		(bbl/d)	*(bbl/d)*	*(MMbbl)*	*(MMbbl)*	*(MMbbl)*
Okwori	8	25,150	23,710	15.5	22.0	26.3
Nda	4	20,520	17,540	26.0	30.4	33.6
Total	**12**	**45,670**	**41,250**	**41.5**	**52.4**	**59.9**

Notes:

(1) Proved, probable and possible reserves as at December 31, 2007 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2007.

Production Facilities

The Okwori and Nda fields in OML126 are operated as a common development area. Individual wells in each field are connected to the FPSO Sendje Berge by individual sub-sea flow lines. At the OML126 FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean going tankers.

The OML126 FPSO has a processing capacity of 50 Mbbl/d of crude oil, a total liquids (oil and water) processing capacity of 60 Mbbl/d and a storage capacity of approximately 1.45 MMbbl of crude oil. The OML126 FPSO is under a time charter from Sendje Berge Ltd., a company within the Norwegian shipping group Bergesen now owned by Worldwide Shipping of Hong Kong. The primary term of the charter expires in February 2009, with extension periods of up to an additional four years at the Corporation's option.

The production facilities at OML126 have been designed to accommodate additional production from future satellite developments, if planned exploration drilling results in commercial oil discoveries. The Corporation anticipates that throughout 2008 there will be continuous drilling and well hook-up activity on the property including some exploration drilling.


OML126 - OKWORI / NDA
FPSO
Sendje Berge
OKWORI
NDA
OML126
NDA
OKWORI

Associated gas produced in OML126 is used as fuel gas and lift gas with the remainder being flared. To cease flaring on OML126, Addax Petroleum will reinject gas into the Nda reservoir in order to improve recovery. As at December 31, 2007, NSAI estimates the Corporation's gross working interest best estimate contingent resources for gas and associated liquids for OML126 to be 106.4 Bcf and 1.8 MMbbl, respectively.

Fields

Okwori

The Okwori field, discovered in 1972 and appraised in 1973 by Occidental, was further appraised in the mid-1990s by a previous operator and declared commercial in 1996. Addax Petroleum began development of the Okwori field in July 2004 and commenced production from the Okwori field in March 2005. During 2007, the Okwori field produced an average of 23,710 bbl/d of oil from nine wells with an average watercut of 26 per cent. Oil gravity ranges between 35° and 38° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Okwori field to be 15.5 MMbbl and gross proved plus probable reserves to be 22.0 MMbbl.

The Okwori field is located in 110 to 150 m water depth and covers approximately 2,700 acres (11 km^2) in the southern part of OML126. As of the end of December 2007, nine producing wells have been successfully drilled and tied in to the FPSO on the Okwori field. All wells have been fitted with downhole expandable sand screens designed to exclude the production of sand. In 2007, the Corporation drilled one production well, and it is now focussing on a further development of the Okwori field area to complete the Okwori field development. Over the next three years, the Corporation plans to drill a total of ten new appraisal/development wells and work over four existing development wells, including drilling two production wells and two work overs in 2008.

When the OML126/137 PSC was awarded to Addax Petroleum in 1998, TOTAL, which held a 50 per cent farm-in interest in the previous operator's PSC, was given an option to retain a 50 per cent interest

in the area. This option was replaced by a reimbursement agreement between TOTAL and Addax Petroleum dated October 24, 2000, whereby TOTAL is entitled to an eight per cent net profit interest in the Okwori field.

Nda

The Nda field was discovered by Addax Petroleum in July 2004 and first production was achieved by the Corporation in July 2006. During 2007, the Nda field produced an average of 17,540 bbl/d of oil from four wells with watercut of less than one per cent. Oil gravity ranges between 35 ° and 37° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Nda field to be 26.0 MMbbl and gross proved plus probable reserves to be 30.4 MMbbl.

The Nda field is located adjacent to the Okwori field in a similar water depth and covers approximately 375 acres (1.5 km^2) in the southern part of OML126. The Nda field was developed as a subsea tie-back to the OPL126 FPSO. The Corporation did not conduct any drilling activities at Nda in 2007. The Corporation plans to drill two production wells in 2008 as part of the next stage of the Nda field development.

Unappraised Discoveries and Exploration

Addax Petroleum commenced its exploration on OML126 in 2004 by drilling one exploration commitment well. The exploration commitment well discovered the Nda field as discussed above. In the fourth quarter of 2006, two unsuccessful exploration wells were drilled by the Corporation to test the Okporo and Sengi prospects on OML126. In the first quarter of 2007, the Nda West prospect was also drilled with an unsuccessful outcome. The Corporation has identified three additional prospects on OML126 but may not drill them in 2008 as the available rig is dedicated to is further development drilling and exploration / appraisal on OML137. The Corporation is planning on shooting approximately 450 km^2 of 3D seismic over the northern portion of OML126 during 2008 in order to identify additional prospects. As at December 31, 2007 NSAI estimates the Corporation's gross working interest best estimate unrisked prospective oil resources for identified prospects on OML126 to be 249.7 MMbbl (37.3 MMbbl risked).

Budgeted Capital Expenditures

Capital expenditures on OML126 are budgeted to be $273 million in 2008. The following table summarizes the budgeted capital expenditures for OML126:

License/Category	Development Drilling ($million)	Development Facilities & Other ($million)	Development Total ($million)	Exploration, Appraisal & Other ($million)	Total ($million)
Field Development					
Okwori	87	76	163	-	163
Nda	66	30	97	-	97
subtotal	153	107	260	-	260
Exploration & Appraisal	-	-	-	13	13
Total	**153**	**107**	**260**	**13**	**273**

Columns may not add due to rounding

The budgeted capital expenditures will fund a one-rig drilling program in OML126 that includes:

- continued development drilling and work oversin the Okwori and Nda fields; and
- survey and processing of a 450 km^2 3D seismic campaign.

OML137

Overview

OML137 is an exploration and appraisal property, offshore Nigeria, and accounts for the largest surface area of any of the Corporation's properties in Nigeria. OML137 is immediately adjacent to the Corporation's OML126 property and is covered under the same PSC. During 2007, the Corporation drilled two successful exploration wells at Udele West and Ofrima North and booked its first reserves on the license area. The Ofrima-2 exploration well, drilled on the Ofrima North structure, discovered a 170 feet gross oil bearing interval at a depth of approximately 7,000 ftss. Based on static pressure data measurements, the Corporation anticipates the presence of a light oil of approximately 39°API, similar to the crude oil produced from the Okwori and Nda fields in the Corporation's adjacent OML126. In addition, the well encountered three gas-bearing intervals with individual gross gas columns of 29, 43 and 158 feet at shallower and deeper depths relative to the oil-bearing interval. The Ofrima-2 well was spudded on April 6, 2007 and suspended on May 31, 2007.

A second exploration well, Udele-2, was drilled on the Udele West structure immediately following the suspension of the Ofrima North discovery well. The Udele-2 well discovered seven gas-bearing intervals with individual gross gas columns of between 41 and 113 feet, 542 feet in aggregate, at depths ranging from 2,700 to 5,900 ftss. The Udele-2 well was suspended on July 2, 2007. The Corporation plans to continue its appraisal drilling activity in the Ofrima North area in 2008 and is preparing an expeditious development plan which, subject to the receipt of necessary approvals, would have oil production commencing in late 2009 or early 2010. As at December 31, 2007, NSAI estimates the Corporation's gross probable reserves for OML137 to be 17.1 MMbbl.

OML137 is located 90 km offshore south of Port Harcourt, close to the edge of the continental shelf, in water depths ranging between 50 and 210 m and covers an area of 209,500 acres (848 km^2). OML137 was surveyed by 870 km^2 of 3D seismic in early 2006 and it contains several potentially commercial natural gas discoveries (Shokoloko, Toriye, Odum, Asanga, Ofrima and Udele West), three identified oil prospects (Ofrima South, Asanga South and Asa) and a number of shallow and deep leads. Total capital expenditures for OML137 are budgeted to be $73 million in 2008, all related to exploration and appraisal activity.


Prospect
Oil Field
Gas Discovery
Gas & Oil Discovery
OML126
Ofrima North
Ofrima
Asanga
Odum
Ofrima South
Asanga South
Udele
Toriya
Ugo
Shokoloko
Asa
Abaji-Okolo
OML137
Asha
Aku
Nkelu
Nda
Okwori
Aja

During 2007, Addax Petroleum received approval from NNPC for the conversion of OPL225 into OML137. The Corporation relinquished approximately 50 per cent of the area of OML137 in connection with the formal grant of OML137.

Production and Reserves

The following table summarizes the Corporation's reserves and production in OML137.

		Average Oil Production		Gross Oil Reserves[1]		
Field	Number of Oil Producing Wells[2]	December 2007	12 Months Ended December 31, 2007	Proved	Proved plus Probable	Proved plus Probable plus Possible
		(bbl/d)	*(bbl/d)*	*(MMbbl)*	*(MMbbl)*	*(MMbbl)*
Ofrima North	–	–	–	–	17.1	19.8
Total	–	–	–	–	17.1	19.8

Notes:

(1) Proved, probable and possible reserves as at December 31, 2007 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2007.

Production Facilities

To date, there has been no production from, and there are no production facilities on, OML137. Addax Petroleum believes that there are sufficient identified oil reserves and oil and gas resources at Ofrima North to justify a full field development and establish a new production hub for the Corporation. The current concept for Ofrima North contemplates a phased development which would include the development of the Ofrima North oil discovery using a leased floating production facility and subsea tie-backs followed by condensate development and dry gas production. As at December 31, 2007, NSAI estimates the Corporation's gross working interest best estimate contingent resources for gas and associated liquids for OML137 to be 925.7 Bcf and 25.3 MMbbl, respectively.

Unappraised Discoveries, Exploration and Prospective Oil Resources

Exploration in OML137 was initiated by Occidental, which drilled the Shokoloko discovery well in 1972. This well tested at an oil rate of 6.1 Mbbl/d. Occidental relinquished the block in 1975 following the drilling of three additional exploration wells, one of which encountered natural gas. Commencing in 1979, Elf drilled three mainly natural gas bearing exploration wells but then relinquished OML137 in 1983. Addax Petroleum commenced its exploration on OML137 in 2004 by drilling one exploration commitment well. The exploration well drilled by the Corporation in OML137 found two small accumulations of non-associated natural gas. The Corporation's prospect portfolio consists mainly of medium to large natural gas structures as well as three identified oil prospects. During 2006, the Corporation processed a 870 km^2 3D seismic survey and has identified several further exploration drilling opportunities.

Following the results of the first Ofrima North exploration well, 17 MMbbl of gross probable oil reserves were booked by the Corporation as at December 31, 2007. The Corporation will continue its appraisal of Ofrima North in early 2008, and plans to drill an exploration well as a yet to be identified prospect later in the year. As at December 31, 2007 NSAI estimates the Corporation's gross working interest best estimate unrisked prospective oil resources for identified prospects on OML137 to be 74.2 MMbbl (14.6 MMbbl risked).

Budgeted Capital Expenditures

Capital expenditures on OML137 are budgeted to be $73 million in 2008 which will fund the drilling of two exploration and appraisal wells.

OPL291

Overview

OPL291 is a highly prospective deepwater exploration block offshore Nigeria in which the Corporation acquired a 72.5 per cent interest and operatorship in October 2006 from Starcrest. Starcrest retained the remaining 27.5 per cent interest.

OPL291 is located approximately 130 km off the Nigerian coast, where the water depth ranges from approximately 1,000 to 2,300 m and covers a gross area of 318,100 acres (1,287 km^2). OPL291 is immediately adjacent to OML127 (to the east) which contains the Agbami and Ikija fields, operated by Chevron, and OPL242 (to the west) operated by Devon Energy Corporation.


OPL291
Merlin
Emrys
Prospect
0 5 10 15 20
KILOMETRES

Pursuant to the PSC signed by Addax Petroleum and Starcrest with NNPC, Addax Petroleum and Starcrest (i) paid a PSC signature bonus to NNPC of $55 million, (ii) agreed to undertake an initial investment of $75 million covering an initial work commitment which comprises the acquisition of 3D seismic and drilling one well, and (iii) entered into a Memorandum of Understanding with NNPC to undertake an investment in an independent power project which would be developed with natural gas from a commercial development in OPL291 and on agreement with NNPC regarding the technical and commercial arrangements should the independent power project proceed.

Pursuant to a farm-in agreement with Starcrest, Addax Petroleum (i) paid 100 per cent of the OPL291 PSC signature bonus of $55 million to the Nigerian government, (ii) paid a farm-in fee of $35 million to Starcrest, and (iii) will pay Starcrest's share of OPL291 exploration and development costs which will be reimbursed to Addax Petroleum from Starcrest's share of production revenues from OPL291.

Production and Reserves

There has been no production to date and no reserves have been booked for OPL291.

Exploration and Prospective Oil Resources

The Corporation has acquired 2D seismic data which covers the majority of the OPL291 license area and has identified two potentially significant prospects, Merlin and Emrys, as well as a number of leads from this data. During 2008, the Corporation intends to shoot approximately 1,500 km^2 of 3D seismic over the northern portion of OPL291 in order to further define the Merlin and Emrys prospects as well as adding to the license area's prospect inventory. As at December 31, 2007, NSAI estimates the Corporation's gross

working interest best estimate unrisked prospective oil resources for identified prospects on OPL291 to be 477.4 MMbbl (163.1 MMbbl risked).

Budgeted Capital Expenditures

Capital expenditures on OPL291 are budgeted to be $34 million in 2008 which will fund a 1,500 km^2 3D seismic survey.

<u>*Okwok*</u>

Overview

The Okwok property is a shallow water potential development opportunity offshore Nigeria in which the Corporation acquired a 40 per cent interest from Oriental Energy in July 2006. As at December 31, 2007, NSAI estimates the Corporation's gross probable reserves for Okwok to be 8.4 MMbbl.

The Okwok property covers a gross area of 22,500 acres (91 km^2) and is located approximately 45 km off the Nigeria coast in 35 to 50 m water depth due south of the town of Calabar. The Okwok property is within ExxonMobil's license area OML67, immediately to the south of OML123.


Producing Oil Field
Oil Discovery
Prospect
N
0
10
Km
EBUGHU
EXTENSIONS
BOGI
MIMBO
ORIENT - OML115
OKWOK

In late 2000, the governments of Nigeria and Equatorial Guinea concluded a maritime boundary treaty that removed 62 km^2 from an OML held by Oriental Energy that became part of Equatorial Guinea's Block B, the main beneficiary of which was ExxonMobil. Oriental Energy successfully petitioned the Nigerian government for compensation and in October 2001 the Nigerian government approved a compensation area for Oriental Energy in ExxonMobil's OML67 that included the Okwok property.

In September 2005, Addax Petroleum entered into the Oriental Joint Venture Agreement pursuant to which the Corporation agreed to acquire a 40 per cent interest in the Okwok property and conduct operations

in its capacity as technical advisor. The Oriental Joint Venture Agreement became effective once the farm-in agreement between Oriental Energy and ExxonMobil was signed by the two parties and government approval was received in July 2006. Pursuant to the Oriental Joint Venture Agreement, Addax Petroleum made a cash payment of $35 million to Oriental Energy and will initially fund all capital and operating costs. During the cost recovery period, the Corporation will be entitled to 80 per cent of production from the Okwok property until all capital costs have been recovered by the Corporation after which Addax Petroleum and Oriental Energy will be entitled to their pro rata share of production. As broker of the Oriental Joint Venture Agreement, Sovereign Oil & Gas Company II LLC will receive an overriding royalty interest of one per cent of all production from the Okwok property.

Production and Reserves

The following table summarizes the Corporation's reserves for the Okwok property. There has been no production to date; however, the Corporation is continuing to review development plans for the license area.

		Average Oil Production		Gross Oil Reserves[1]		
Field	**Number of Oil Producing Wells[2]**	**December 2007**	**12 Months Ended December 31, 2007**	**Proved**	**Proved plus Probable**	**Proved plus Probable plus Possible**
		(bbl/d)	*(bbl/d)*	*(MMbbl)*	*(MMbbl)*	*(MMbbl)*
Okwok	-	-	-	-	8.4	9.5
Total	-	-	-	-	8.4	9.5

Notes:

(1) Proved, probable and possible as at December 31, 2007 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case". Reserves presented include reserves associated with partner carry on the Okwok field.

(2) As at December 31, 2007.

Production Facilities

Addax Petroleum believes that there may be significant synergies for the Okwok Property and OML123 as the commercial development of the Okwok property would likely use production, storage and offloading facilities on the OML123 FPSO vessel approximately 12 km to the north. Facility sharing in this manner will allow the Corporation to develop Okwok in a cost effective manner while also reducing unit operating costs at OML123.

Field Description

The Okwok field is located south of and adjacent to OML123, in water depth of approximately 50 m and covers a gross area of 22,500 acres (91 km^2). The Okwok field was discovered in 1967 by Mobil, with the first well encountering a gross oil bearing interval of approximately 70 ft in two main zones. The second well was drilled in 1968 to appraise a fault block to the east of the discovery well and encountered a gross oil bearing interval of approximately 150 ft. Two further wells have been drilled in the immediate area, the most recent of which was drilled by Oriental Energy and ConocoPhillips in 1993. Both of these wells were drilled on the edge of the main Okwok structure and while they only encountered minimal hydrocarbons they are useful in assisting to delineate the structure. None of these wells were production tested. The Okwok field has been surveyed by two 3D seismic surveys, the most recent of which was in 2004.

In 2006, Addax Petroleum and Oriental Energy conducted an appraisal program for the Okwok field to confirm the commercial potential of the field by drilling three wells and one sidetrack well. Two of the wells were flow tested during the exploration and appraisal program. The first well test produced at a rate of 400 bbl/d of light 32° API oil; however, the true flow potential of the well was not reached because of sand control problems. The second well test produced at a rate of 1,220 bbl/d of medium 26° API oil. Both wells are currently suspended for potential tie-back to production facilities.

Addax Petroleum and Oriental Energy are now in the process of incorporating the well data, oil properties and flow test data from this exploration and appraisal program into existing geological and engineering models. The new information will be used to evaluate the future work program which the Corporation anticipates may include further appraisal drilling.

Budgeted Capital Expenditures

Capital expenditures on Okwok are budgeted to be $4 million in 2008 which will fund further appraisal activity.

Oil Sales Arrangements

ABV purchases the Corporation's entitlement of crude oil from OML123, OML124 and OML126 pursuant to the Crude Oil Supply Agreements. Crude oil produced from OML123 is exported from the Antan Terminal and sold as Antan Blend. The Antan Blend includes oil delivered by the OML114 Parties. The Antan Blend may, in the future, include oil production from the Okwok property in the event that it is developed by Addax Petroleum. Crude oil produced from OML124 is transported by pipeline to the Brass River Terminal and commingled with crude oil from several third party oil fields. The resulting blend, known as Brass River Blend, is exported and sold at international prices. Crude oil produced from OML126 is exported from the Okwori Terminal and sold as Okwori Blend.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)(1)

	Year ended December 31,		
	2007	**2006**	**2005**
Sales and Marketing Volumes (MMbbl)			
Antan Blend	20.2	18.5	17.3
Brass River Blend	2.9	1.3	1.2
Okwori Blend	15.9	11.2	4.5
Dated Brent Crude Price ($/bbl)	72.52	65.11	54.38
Addax Petroleum Average Realized Prices ($/bbl)			
Antan Blend	71.74	61.71	50.71
Brass River Blend	76.61	66.90	54.82
Okwori Blend	75.39	66.34	60.23
Premium/(Discount) to Brent Crude ($/bbl)			
Antan Blend	(2.15)	(3.76)	(3.84)
Brass River Blend	1.02	1.32	0.27
Okwori Blend	3.53	1.27	1.04

Note:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.


Kiarsseny
Remboue
Epaemeno
Awoun
Maghena
Panthere NZE
GABON
Iris Marin
Ibekelia
Themis Marin
Etame Marin
CONGO
N
0 15 30 60 90 120
Kilometers

Gabon

Within Gabon, Addax Petroleum has various interests in five PSCs covering five onshore license areas and four PSCs and a technical evaluation agreement covering five offshore license areas. The Corporation currently has six producing fields and expects two additional fields to commence production in 2009. The Corporation acquired all of its properties in Gabon, except for Kiarsenny and Epaemeno, from Pan-Ocean Energy in September 2006. Pan-Ocean Energy previously conducted their operations in Gabon under the name PanAfrican.

The Corporation produced an average of 21,420 bbl/d from its Gabon properties in 2007 and expects its total production from Gabon to average between 31,000 bbl/d and 36,000 bbl/d in 2008. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for Gabon to be 79.1 MMbbl, gross proved plus probable reserves to be 109.4 MMbbl and gross proved plus probable plus possible reserves to be 128.2 MMbbl. The Corporation had capital expenditures totalling $216 million in 2007 and has budgeted capital expenditures of $345 million in 2008 in Gabon.

<u>*Onshore Properties*</u>

Overview

The Gabon onshore properties contribute the bulk of the production and operations for Addax Petroleum in Gabon. During 2007, the Gabon onshore properties produced a combined average of 15,060 bbl/d of oil (Addax Petroleum's working interest). Oil gravity ranges between 33° and 36° API. As at December 31, 2007, NSAI estimates gross proved reserves for the Gabon onshore properties to be 72.5 MMbbl and gross proved plus probable reserves to be 96.0 MMbbl. The Corporation expects its working interest production from the Gabon onshore properties to average between 25,000 bbl/d and 29,000 bbl/d in 2008.

The Gabon onshore properties cumulatively cover a gross area of 482,800 acres (1,954 km^2) and consist of five license areas: Maghena, Panthere NZE, Awoun, Remboué and Epaemeno. These license areas contain four producing oil fields (Tsiengui, Obangue, Remboué and Tsiengui West), one oil field under development (Koula), and two undeveloped oil fields (Autour and Damier). Total capital expenditures for Gabon onshore properties are budgeted to be $269 million in 2008, including $98 million for development drilling, $140 million for facilities and $31 million for exploration and appraisal activities.


0 5 10 20 30 40
Kilometers
Remboué
Remboué
Addax Petroleum
GABON
Alombie M'Bangue 1
Epaemeno
Addax Petroleum
Onal
Rembo Kotto
Awoun
Shell Gabon
Maghena
Addax Petroleum
Assewe
Kouta
Damier
Obangué
M'Boukou-1
Panthere NZE
Addax Petroleum
Avocette
Mokabou
Haralde
Pomarin
Coucal
Ikassa Kongo
Ganga
Toucan
Autour
Panthere NZE
Addax Petroleum

Production and Reserves

The following table summarizes the Corporation's production and reserves in the Gabon onshore properties:

License	Field	Number of Oil Producing Wells[2]	Average Oil Production: December 2007 (bbl/d)	Average Oil Production: 12 Months Ended December 31, 2007 (bbl/d)	Gross Oil Reserves[1]: Proved (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable plus Possible (MMbbl)
Maghena	Tsiengui	21	16,280	11,750	38.8	38.8	38.8
Panthere NZE	Obangue	7	1,980	2,530	21.2	31.2	31.2
	Autour	-	-	-	-	5.4	9.9
Awoun	Koula	-	-	-	9.3	14.2	19.1
	Tsiengui West	1	1,110	90	1.4	4.3	4.3
	Damier	-	-	-	-	0.5	0.7
Remboué	Remboué	6	600	680	1.8	1.8	1.8
Total[3]		35	19,980	15,060	72.5	96.0	105.7

Notes:

(1) Proved, probable and possible reserves as at December 31, 2007 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2007.

(3) Columns may not add up due to rounding.

Licenses and Fields

Tsiengui Field (Maghena license)

The Tsiengui field, discovered in 2002 and producing since July 2005, is Addax Petroleum's principal onshore producing and development property in Gabon. The Maghena license area contains the Tsiengui field and is immediately adjacent to Addax Petroleum's Panthere NZE license area. Addax Petroleum operates and holds a 92.5 per cent interest in the Maghena license. The Maghena license area is approximately 100 km southeast of the coastal city of Port Gentil and covers a gross area of 162,400 acres (657 km^2).

In 2007, the Corporation's production from Tsiengui averaged 11,750 bbl/d of oil from 22 wells with an average watercut of four per cent. Oil gravity averaged 33° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Tsiengui field to be 38.8 MMbbl and gross proved plus probable reserves to be 38.8 MMbbl.

The previous operator confirmed a significant oil discovery on the Tsiengui prospect with its second exploration commitment well in 2004. During 2007, a total of 15 horizontal development wells were successfully drilled and completed on the Tsiengui field, bringing the total number of producing wells to 22. Oil from the Tsiengui field is produced from both the Gamba and Dentale formations. Based on the current reservoir model, Addax Petroleum anticipates that approximately 15 additional wells will be required to further develop the Tsiengui field, ten of which are planned to be drilled in 2008.

Oil production from the Tsiengui field is processed and exported together with oil production from the Obangue field through a central production facility which was commissioned by Addax Petroleum in

November 2006. The production and export system is comprised of a 30,000 bbl/d central production facility at the Tsiengui field, a 30-kilometre, 10-inch pipeline from Tsiengui to the Coucal facility, which is operated by TOTAL Gabon, and additional heating and pumping capacity at Coucal. The system then ties into the main northern export trunk line and the export terminal at Cap Lopez in Port Gentil, Gabon. The production and export system has a current export capacity of 30,000 bbl/d following the installation of additional heating and pumping facilities at Coucal in 2007. As Addax Petroleum expects to continue growing production from onshore Gabon beyond this current export capacity, the Corporation has commenced the extension of its export system, including a new 38-kilometre, 12-inch pipeline from Coucal to Rabi which will allow for further increases in production by availing of spare capacity through the Shell operated Rabi station. The Rabi station then ties into the main southern export trunk line and the export terminal at Gamba. The new export system will have capacity of 50,000 bbl/d and the Corporation expects it to be commissioned in the second half of 2008.

Obangue Field (Panthere NZE license)

The Obangue field, discovered in 1988 and producing since 1998, is Addax Petroleum's second largest onshore producing property in Gabon. The Panthere NZE license area contains the Obangue field and is immediately adjacent to Addax Petroleum's Maghena license area. Addax Petroleum operates and holds a 92.5 per cent interest in the Panthere NZE license. The Panthere NZE license area is approximately 110 km southeast of the coastal city of Port Gentil and covers a gross area of 29,700 acres (120 km^2).

In 2007, the Corporation's production from Obangue averaged 2,530 bbl/d of oil from eight wells with an average watercut of 57 per cent. Oil gravity averaged 33° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Obangue field to be 21.2 MMbbl and gross proved plus probable reserves to be 31.2 MMbbl.

During 2007, one horizontal development well was successfully put on production on the Obangue field, bringing the total number of producing wells to eight. Oil from the Obangue field is produced from both the Gamba and Dentale formations. Based on the current reservoir model, Addax Petroleum anticipates that at least an additional 30 wells will be required to further develop the Obangue field, of which Addax Petroleum plans to drill 12 additional horizontal development wells in 2008.

Oil production from the Obangue field is processed and exported together with oil production from the Tsiengui field through the new central production facility which was commissioned by Addax Petroleum in November 2006.

Autour Field (Panthere NZE license)

The Autour field, discovered in 1987, is an undeveloped oil field within the Panthere NZE license area. The Corporation drilled an appraisal well at the Autour field in 2007 which resulted in the addition of 5.4 MMbbl probable reserves as at December 31, 2007. Addax Petroleum may continue its appraisal campaign for the Autour field with additional drilling in the second half of 2008.

Koula, Tsiengui West and Damier Fields (Awoun license)

The Awoun license contains the Tsiengui West, Koula and Damier oil fields. The Tsiengui West field started production from a single well in 2007. The Koula field is presently under development with first production planned for 2009. The Damier field is undeveloped. Addax Petroleum holds a 40.0 per cent interest in the Awoun license area which is immediately adjacent to Addax Petroleum's Maghena license area. The Awoun license is operated by Shell Gabon. The Awoun license area is approximately 80 km

southeast of the coastal city of Port Gentil and covers a gross area of approximately 274,800 acres (1,112 km^2). As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Koula, Tsiengui West and Damier fields to be 10.8 MMbbl and gross proved plus probable reserves to be 19.0 MMbbl.

The Koula and Damier fields were both discovered in 2004. At Koula, three horizontal sidetrack wells were drilled off the initial discovery well, the last of which tested at rates up to 4,000 bbl/d. In 2006, the Corporation drilled an appraisal well at Koula to confirm the extent of the field. In late 2007, the operator drilled the first of the three development wells at the Koula field, and expects production to commence as early as the beginning of 2009. The Corporation expects to drill one production well and one water injector at Koula in 2008. The appraisal of the Damier discovery was completed during the second quarter of 2005.

The Tsiengui West field is an extension of the Corporation's main Tsiengui field in the Maghena license area. In 2007, the Corporation's production from Tsiengui West averaged 90 bbl/d of oil from one well with an average watercut of less than one per cent. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Tsiengui West field to be 1.4 MMbbl and gross proved plus probable reserves to be 4.3 MMbbl. Based on the current reservoir model, Addax Petroleum anticipates that at least eight additional wells will be required to further develop the Tsiengui West field.

Remboué Field (Remboué license)

The Remboué field, discovered in 1991 and producing since 2001, is Addax Petroleum's smallest onshore producing property in Gabon. The Remboué license area contains the Remboué field. Addax Petroleum operates and holds a 92.0 per cent interest in the Remboué license area and also carries the costs for the remaining 8.0 per cent interest. The Remboué license area is located approximately 75 km southeast of the coastal city of Libreville and covers an area of approximately 32,200 acres (130 km^2).

In 2007, the Corporation's production from Remboué averaged 680 bbl/d of oil from seven wells with an average watercut of 43 per cent. Oil gravity averaged 34° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Remboué field to be 1.8 MMbbl and gross proved plus probable reserves to be 1.8 MMbbl.

There is a single train of processing facilities in the Remboué field and 25,000 bbl of tank storage. The Remboué export system is entirely marine with export loads shipped by barge from the field to an offshore storage vessel, and subsequently sold directly to international markets. There was no drilling activity at Remboué in 2007 and Addax Petroleum plans up to four workovers in Remboué in 2008.

Unappraised Discoveries, Exploration and Prospective Oil Resources

The Corporation's onshore Gabon properties comprise a large acreage position in a proven reserve play. Much of Addax Petroleum's acreage is under-explored with 2D seismic coverage inherited from previous operators but which is too sparse to identify typical fields discovered nearby, such as Koula and Damier. During 2007, Addax Petroleum shot approximately 126 km^2 on the southern end of the Maghena and Awoun license areas in order to aid the development of existing fields and also to identify any potential near-field exploration opportunities. Addax Petroleum plans on conducting an infill 2D program on the Maghena and Epamaeno license areas during 2008. This is expected to allow for processing and interpretation in 2008 and drilling of possible exploration prospects in 2009. Based on the current immature prospect inventory, as at December 31, 2007 NSAI estimates the Corporation's gross working interest best

estimate unrisked prospective oil resources for identified prospects in the Gabon onshore properties to be 35 MMbbl (8 MMbbl risked).

Budgeted Capital Expenditures

Capital expenditures for the Corporation's onshore Gabon properties are budgeted to be $328 million in 2008. The following table summarizes the budgeted capital expenditures for the Corporation's onshore Gabon properties:

	Development				
License / Category	Drilling ($million)	Facilities & Other ($million)	Total ($million)	Exploration & Appraisal ($million)	Total ($million)
Field Development					
Tsiengui	38	62	99	—	99
Obangue	51	29	80	—	80
Koula	6	36	42	—	42
Autour	—	7	7	—	7
Remboue	4	6	10	—	10
Subtotal	98	140	238	0	238
Exploration & appraisal					
Maghena	—	—	—	15	15
Epaemeno	—	—	—	10	10
Awoun	—	—	—	6	6
Subtotal	—	—	—	31	31
Total	98	140	238	31	269

The budgeted capital expenditures will fund a two-rig drilling program that includes:

- ongoing development drilling at the Tsiengui and Obangue fields;
- development drilling at the Koula field in the Awoun license area; and
- drilling an exploration well in the Maghena license area.

The budgeted capital expenditures will also fund significant infrastructure investment to accommodate growth in future production, including the upgrading of the Tsiengui production facilities, the installation of a new central production facility at Obangue and Koula as well as the new 38-kilometre, 12-inch Coucal to Rabi pipeline. The Corporation has also budgeted for seismic data acquisition in the Awoun and Maghena license areas.

Offshore Properties

Overview

The Gabon offshore properties are a combination of production, development and exploration properties offshore Gabon, all of which are operated by companies other than Addax Petroleum. In the last month of 2007, the Gabon offshore properties produced an average of 6,540 bbl/d of oil (Addax Petroleum's working interest). Oil gravity is 36° API. As at December 31, 2007, NSAI estimates gross proved reserves for the Gabon offshore properties to be 6.6 MMbbl and gross proved plus probable reserves to be 13.4 MMbbl. The Corporation expects its working interest production from the Gabon offshore properties to average between 6,000 bbl/d and 7,000 bbl/d in 2008.

The Gabon offshore properties cumulatively cover a gross area of approximately 2,596,000 acres (10,506 km^2) and contain two producing oil fields (Etame Marin and Avouma) and one undeveloped oil field

(Ebouri), all within the Etame Marin license area. There are also several unappraised oil discoveries and identified prospects. Total capital expenditures for Gabon offshore properties are budgeted to be $76 million in 2008.


Iris Marin
Sterling Energy
Ibekelia
Sterling Energy
Ibekelia
Themis Marin
Sterling Energy
ATLANTIC
OCEAN
200
500
Etame FPSO
20
50
Etame Marin
VAALCO
0 5 10 20 30 40
Kilometers

Production and Reserves

The following table summarizes the production and reserves in the Gabon offshore properties:

License	Field	Number of Oil Producing Wells[2]	Average Oil Production: December 2007 (bbl/d)	Average Oil Production: 12 Months Ended December 31, 2007 (bbl/d)	Gross Oil Reserves[1]: Proved (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable (MMbbl)	Gross Oil Reserves[1]: Proved plus Probable plus Possible (MMbbl)
Etame Marin	Etame	4	3,480	4,230	4.9	7.4	8.8
	Avouma/ South Tchibala	2	3,060	2,130	1.7	3.4	4.1
	Ebouri	–	–	–	–	2.5	4.9
	North Tchibala	–	–	–	–	–	4.7
Total[3]		6	6,540	6,360	6.6	13.4	22.5

Notes:

(1) Proved, probable and possible reserves as at December 31, 2007 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2007.

(3) Columns may not add up due to rounding.

Production Facilities

The Etame, Avouma and Ebouri fields in the Etame Marin license area are operated as a common development area. Individual sub-sea wells in each field are or will be connected to the Etame Marin FPSO, called the FPSO Petróleo Nautipa, by individual sub-sea flow lines. At the Etame Marin FPSO, crude oil is processed to export specifications, stored and offloaded directly to ocean-going tankers. The Etame Marin FPSO has nameplate processing capacity of 30 Mbbl/d of liquids (oil and water) and a storage capacity of approximately 1.1 MMbbl of crude oil. The Etame Marin FPSO is under a time charter from a consortium made up of Fred Olsen Production A.S. and Prosafe Production Ltd. The term of the charter was recently renewed for another five year period which expires in September 2012.

Fields

Etame Field (Etame Marin license)

The Etame field, discovered in 1998 and producing since 2002, is Addax Petroleum's principal offshore producing property in Gabon. The Etame Marin license area contains the Etame field. Addax Petroleum holds a 31.36 per cent interest in the Etame Marin license area, which is operated by VAALCO, a US-based independent oil and gas company. The Etame Marin license area covers a gross area of approximately 759,600 acres (3,074 km^2) in the Gabon Basin, offshore southern Gabon. Water depths in the license area range from zero to more than 500 m from the north to south.

In 2007, the Corporation's share of production from Etame averaged 4,230 bbl/d of oil from four wells with an average watercut of 20 per cent. Oil gravity averaged 36° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Etame field to be 4.9 MMbbl and gross proved plus probable reserves to be 7.4 MMbbl.

The Etame field is in water depths of approximately 75 to 80 m and it currently has four wells producing from the Gamba reservoir. There was no development drilling activity at the Etame field during 2007. One production well is planned for 2008.

Avouma and South Tchibala Fields (Etame Marin license)

The Avouma field has been producing since beginning 2007 and is in the Etame Marin license area. In 2007, the Corporation's production from Avouma averaged 2,130 bbl/d of oil from two wells with an average watercut of less than one per cent. Oil gravity averaged 36° API. As at December 31, 2007, NSAI estimates the Corporation's gross proved reserves for the Avouma/South Tchibala fields to be 1.7 MMbbl and gross proved plus probable reserves to be 3.4 MMbbl.

The Avouma field was discovered in 2004 and is approximately 17 km southeast of the Corporation's producing Etame field. During 2006, two horizontal development wells were drilled, the first of which was tested at 5,500 bbl/d in early 2007. The second well was drilled into the adjacent South Tchibala field from the same platform and tested at 5,600 bbl/d. The oil flowing from the Avouma platform is being loaded aboard the Etame Marin FPSO via a 16 km long pipeline. Construction of the last phase of the pipeline was completed in early 2007 with the installation of a flexible riser to connect the pipeline to the Etame Marin FPSO. No development drilling is planned at Avouma and South Tchibala in 2008.

Ebouri Field

The Ebouri field was discovered in 2003 and is approximately 18 km northwest of the Corporation's producing Etame field. As at December 31, 2007, NSAI estimates the Corporation's gross probable reserves to be 2.5 MMbbl.

Approval for the development of the Ebouri field was received from the Gabonese authorities in September 2006. Installation of a jacket and a pipeline from the Ebouri field to the Etame Marin FPSO is planned for 2008 with the drilling of one production well.

Unappraised Discoveries, Exploration and Prospective Oil Resources

As at December 31, 2007, NSAI estimates the Corporation's gross working interest best estimate unrisked prospective oil resources for identified prospects in the Gabon offshore license areas to be 100.7 MMbbl (42.8 MMbbl risked).

Etame Marin license

In 2008 the Corporation has budgeted to drill one exploration well in the shallow water portion of the Etame Marin license area.

Kiarsseny license

In January 2004, Addax Petroleum signed an agreement with Tullow Oil for the acquisition of a 42.5 per cent interest in the Kiarsseny license area. Tullow Oil originally entered into the Kiarsseny PSC with the Government of Gabon in March 2003. In March 2004, Tullow Oil announced that it had reduced its interest to 47.5 per cent through the farm-out of 10 per cent to Sonangol E.P.

The Kiarsseny license area covers a gross area of approximately 1,344,900 acres (5,443 km^2) and is adjacent to shore in the Port Gentil Basin in water depths of up to 800 m. It contains three oil discoveries and additional exploration potential. There are 2,643 km^2 of 3D seismic data, 12,000 km of 2D seismic data

and 25 wells in the Kiarsseny license area. The Port Gentil Basin contains a prolific hydrocarbon system. The majority of the producing reservoirs are sandstones with good porosities and permeabilities. Oil gravities from major oil fields vary from 20° to 47° API.

The Kiarsseny PSC is currently in its second exploration phase of three years, ending March 2010, and has a one well commitment. The first commitment well was drilled by Tullow Oil and Addax Petroleum in February 2004 to appraise the Topaze South structure and subsequently a side-track was drilled into the central Topaze compartment. The well failed to prove up sufficient reservoir development in both instances and was therefore abandoned. The second commitment well was drilled by Tullow Oil in late 2005. The well was unsuccessful as the results indicated likely compartmentalization of the structure which would make the development sub-commercial. The well has been plugged and abandoned. The operator is currently performing the technical analysis to select the prospect to be drilled in the second exploration phase and drilling is expected to take place in 2009. Going forward, any costs incurred in relation to this well shall be borne by the parties in proportion to their participating interests.

An inventory of the remaining exploration potential of the block is currently being prepared by the operator following which an exploration target may be selected by the partners for a discretionary well.

Iris Marin license

Addax Petroleum holds a 25.71 per cent interest in the Iris Marin exploration license area offshore Gabon, which is operated by Sterling Energy, a U.K.-based independent oil and gas company. The Iris Marin license area covers a shallow water exploration permit of approximately 99,600 acres (403 km²).

The first exploration well in the Iris Marin PSC was drilled in August 2005. The well was drilled to a depth of 2,035 m, reaching a sub-salt Gamba sandstone target where it penetrated over 30 m of reservoir-quality sandstones that were water bearing. The well was plugged and abandoned as a dry hole. The Corporation plans to drill the Charlie prospect and potentially one other prospect in the Iris Marin license area in 2008. The Corporation has exercised pre-emption rights along with its partners on an offer for the Iris Marin and the Themis Marin licenses, and will increase its interest from 25.71 per cent to 33.33 per cent upon completion of the transaction, which is ongoing.

Themis Marin license

Addax Petroleum holds a 25.71 percent interest in the Themis Marin exploration license area, also operated by Sterling Energy. The Themis Marin license area covers a shallow water exploration permit of approximately 224,600 acres (909 km²). The Corporation has exercised pre-emption rights on an offer along with its partners on an offer for the Iris Marin and Themis Marin licenses, and will increase its interest from 25.71 percent to 35.65 per cent upon completion of the transaction, which is ongoing.

The first exploration well in the Themis Marin license area was drilled in late 2007 on the Admiral prospect to a target depth of 1,330 metres. The reservoir target was encountered low to prognosis with limited hydrocarbon shows and the well was plugged and abandoned. The operator plans to recommend that the license not be extended after it expires in March 2008.

Ibekelia Technical Evaluation Agreement

Addax Petroleum holds a 40.0 per cent interest in an offshore Gabon exploration license area operated by Sterling Energy, under the Ibekelia technical evaluation agreement. The Ibekelia technical evaluation agreement covers a gross area of approximately 167,500 acres (678 km²). In 2006, there was no

activity on the Ibekelia technical evaluation agreement and the Corporation does not expect any activity in 2008. The operator is currently negotiating a new PSC to replace the technical evaluation agreement.

Budgeted Capital Expenditures

Capital expenditures for the Corporation's Gabon offshore properties are budgeted to be $76 million in 2008. The budgeted capital expenditures will primarily fund the development of the Ebouri field and the drilling of one exploration well in each of the Etame Marin and Iris Marin license areas, as well as up to three additional exploration wells for which the prospects have yet to be selected.

Oil Sales Arrangements

In 2006, the Corporation's crude oil entitlement from Maghena and Panthere NZE was transported by pipeline and sold to TOTAL Gabon under a crude oil sales contract which was renewed on a yearly basis. As of early 2007, Addax Petroleum has transported its crude oil entitlement from Maghena and Panthere NZE through the Coucal facilities to Cap Lopez under a transportation agreement with TOTAL Gabon and then sells the crude oil to a subsidiary of TOTAL at Cap Lopez under a crude oil sales contract. The transportation agreement with TOTAL Gabon has a three year term that commenced in August 2006. The crude oil sales contract with a subsidiary of TOTAL does not have a defined term but is in effect for the duration of the TOTAL Gabon transportation agreement. The Corporation's crude oil entitlement from Remboué is barged from the field and sold on a cargo by cargo basis to ABV. Crude oil produced from Etame was previously sold to ABV under a crude oil sales contract which expired at the end of 2007. The Corporation has subsequently entered into a crude oil sales contract with Shell Western Supply & Trading Limited for the sale of crude oil produced from Etame. The term of the contract is one year, expiring on December 31, 2008.

Addax Petroleum Crude Oil Premium/(Discount) to Brent Crude (Volume Weighted)[1]

	Year Ended December 31	
	2007	2006
Sales and Marketing Volumes (MMbbl)		
Panthere NZE	0.9	0.2
Maghena	4.4	0.4
Remboué	0.2	0.1
Etame	2.3	0.6
Dated Brent Crude Price ($/bbl)[2]	72.52	60.12
Addax Petroleum Average Realized Prices ($/bbl)		
Panthere NZE	67.23	59.56
Maghena	69.66	58.14
Remboué	65.07	52.67
Etame	71.11	59.46
Premium/(Discount) to Brent Crude ($/bbl)		
Panthere NZE	(3.27)	(0.77)
Maghena	(5.50)	(2.16)
Remboué	(6.37)	(8.04)
Etame	(0.43)	(1.38)

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) Dated Brent Crude for 2006 is calculated from September 7, 2006 (the date of acquisition by the Corporation) to December 31, 2006. The full year figure is 65.11.

Cameroon

Ngosso license

In December 2002, Addax Petroleum signed an agreement with the Government of Cameroon for the Ngosso license area. Addax Petroleum is the operator of the Ngosso license area, with a 60 per cent interest. The agreement has an initial term of three years with a minimum work commitment for the acquisition of 200 km^2 of 3D seismic and the drilling of two exploration wells. The Ngosso agreement can be renewed twice for an additional two years per renewal. The initial three year exploration period for the Ngosso license area officially started in April 2004 but the Cameroonian government has indicated that it is prepared to extend the initial permit by one year in compensation for the delays incurred and official confirmation of this extension is pending.

The Ngosso license area is located in the hydrocarbon prone Rio Del Rey Basin, western offshore Cameroon and covers a gross area of approximately 117,100 acres (474 km^2). To the east, north and west, the Ngosso license area has a common border with two concessions operated by TOTAL and with four open acreage areas. To the south, the Ngosso license area is bordered by two concessions operated by TOTAL and by Shell and by open acreage. The Ngosso license area lies adjacent to the shore in water depths of up to 8 m. It has similar operational and subsurface geological conditions to the Corporation's OML123, located

approximately 20 km to the west. The Ngosso license area contains several hydrocarbon discoveries but has not seen any exploration activity for more than 20 years.


Ngosso
Narendi East
Nawumse
Nawumse West
NRM South
NRM SW
ODM 1
ODM 3
ODM SE
Tali
ODM SW
ODM Down Dip
Bilinga
Macore
Oongue
Obanekan
Obanekan East
KILOMETRES

Initially, Addax Petroleum was not able to access part of the Ngosso license area, including the western prospective zone, due to the Nigeria — Cameroon border dispute. The Ngosso license area was not part of the disputed territory, but operations require access to the southern part of the Bakassi Peninsula. The Joint Border Commission between Cameroon and Nigeria set April 2004 as the period for the transfer of power to a new Cameroonian civil administration for the Bakassi Peninsula. The power transfer process was substantially completed in early 2006 which then allowed the Corporation to begin its seismic acquisition program. The Corporation is presently undertaking drilling operations on the first of up to three exploration wells on the license area.

Production and Reserves

There has been no production to date and no reserves booked for the Ngosso license area.

Unappraised Discoveries, Exploration and Prospective Oil Resources

In March 2006, Addax Petroleum completed 213 km^2 of 3D seismic acquisition and performed detailed evaluation of the seismic data over the balance of 2007. Interpretation of these data identified eight exploration prospects. In its 2008 drilling campaign Addax Petroleum plans to drill the Odiong and Tali prospects and thereby satisfy its initial period exploration commitment. As at December 31, 2007 NSAI estimates the Corporation's gross working interest best estimate unrisked prospective oil resources for identified prospects in Ngosso to be 99.7 MMbbl (32.0 MMbbl risked).

Budgeted Capital Expenditures

The Corporation's capital expenditures for Ngosso are budgeted to be $56 million in 2008, primarily for the drilling of up to three exploration wells.

Joint Development Zone

Overview

In 2001, Nigeria and the Democratic Republic of Sao Tome and Principe signed a formal treaty for the joint development of petroleum and other resources in the overlapping area of their respective maritime boundary claims. The treaty established the Joint Development Zone and an administrative body, the Joint Development Authority, to oversee the implementation of the treaty and underlying license areas.


OML 123
Ngosso
Okwok
OML 137
OML 126
OPL 291
Block 1
Block 2
Block 3
Block 4
JDZ
PRINCIPE
ATLANTIC OCEAN
Kiarsseny
SAO TOMÉ
0 25 50 100 150
Kilometers

The first licensing round for the JDZ was announced in April 2003 from which the first production sharing contract was signed in February 2005 for Block 1. The successful consortium to acquire Block 1, which paid a signature bonus of $123 million, included Chevron (51 per cent and operator), ExxonMobil (40 per cent) and Dangote Energy Equity Resources (nine per cent). Chevron completed their first well in Block 1 in March 2006. A second licensing round for the JDZ was announced in November 2004 and the results of which were announced in May 2005 when Blocks 2, 3 and 4 were awarded.

Description

The JDZ lies in the Gulf of Guinea which is one of the most prolific hydrocarbon regions in the world. Intensive exploration efforts over the last 35 years in and around the Niger Delta Basin, in particular, have led to a succession of large discoveries, notably the Bonga, Agbami and Akpo discoveries in Nigeria and the Zafiro and Alba discoveries in Equatorial Guinea. The JDZ covers an area of approximately 8.5 million acres (34,500 km^2) with water depths ranging from approximately 1,500 m in the northern part of the JDZ to over 3,500 m at its south western sector.

Extensive regional 2D and 3D seismic data shot by a number of seismic contractors provide a high quality regional dataset that has provided insight into the region's geological character. Improved models of sand distribution have led to a better understanding of the prospectivity of the JDZ.

JDZ Properties

Between 2005 and 2007, Addax Petroleum built a prominent equity position in the JDZ that includes: (i) a 38.3% participating interest in Block 4; (ii) a 15% participating interest in Block 3; (iii) a 14.33% participating interest in Block 2; and (iv) a 40% participating interest in Block 1. Production Sharing Contacts for all four blocks were signed with the JDA in March 2006. Addax Petroleum is the operator of Block 4 while Anadarko is the operator of Block 3, Sinopec is the operator on Block 2 and Chevron is the operator of Block 1.


Oil Discovery
Prospect
1
2
3
4
Obo
Joint Development Zone
KILOMETRES

A summary of the Corporation's holdings in this highly prospective region together with its minimum work obligations are provided in the following table:

Block	Net Acres	Addax Petroleum's Interest	Operator	Partner's Interest Carried by Addax Petroleum	Minimum Work Program to be funded by Addax Petroleum
	(acres)	*(%)*		*(%)*	*($ million)*
1	69,600	40.00	Chevron	0.00	0.0
2	24,500	14.33	Sinopec	7.33	6.1
3	24,700	15.00	Anadarko	10.00	7.5
4	81,100	38.30	Addax Petroleum	17.70	29.7
Totals	**199,900**				**43.3**

In June 2005, the Joint Development Authority announced that Block 4 would be awarded to ERHC Energy/Noble Energy JDZ (60 per cent interest) together with a consortium of other companies. The winning bid provided for a signing bonus of $90 million and a minimum work program of three exploration wells or a minimum expenditure of $53 million. In October 2005, Noble Energy announced that they were withdrawing from the ERHC Energy/Noble Energy JDZ consortium. Addax Petroleum entered into a participation agreement with ERHC Energy in November 2005 pursuant to which Addax Petroleum became entitled to a 33.3 per cent interest in Block 4 and replaced Noble Energy JDZ as operator for the consortium. The participation agreement with ERHC also required that Addax Petroleum pay $18 million to ERHC, commit to carry the costs associated with an ERHC interest of 17.7 per cent in Block 4 and assume its own

portion of the minimum work program. In March 2006, the Corporation announced that it, together with its co-venture partners, had signed a PSC with the JDA. In April 2006, Addax Petroleum increased its interest in Block 4 to 38.3 per cent by acquiring the 5 per cent interest held by Overt Ventures Ltd. In July 2007, Addax Petroleum commenced arbitration proceedings against ERHC in respect an additional 9% assigned to the ERHC/Addax under the PSC, whereby Addax Petroleum is claiming entitlement to an additional 7.2% participating interest, subject to carried costs associated with the balance, being 1.8%. These proceedings are ongoing. If successful, Addax Petroleum would hold a 45.5% participating interest in Block 4.

In March 2006, Addax Petroleum signed a PSC with the JDA and a participation agreement with ERHC for Block 3 of the JDZ where a subsidiary of Anadarko is the operator. Under the participation agreement with ERHC, Addax Petroleum, received a 15 per cent interest in Block 3 in return for the payment of $7.5 million and a commitment to carry the costs associated with an ERHC interest of 10 per cent in the block The PSC for Block 3 includes a minimum work program of one exploration well or a minimum expenditure of $30 million.

In March 2006, the Corporation also signed a PSC with the JDA and a participation agreement with ERHC for Block 2 of the JDZ where Sinopec is the operator. Under the participation agreement with ERHC, Addax Petroleum received a 14.33 per cent interest in Block 2 in return for the payment of $6.8 million and a commitment to carry the costs associated with an ERHC interest of 7.33 per cent in the block. The PSC for Block 2 includes a minimum work program of one exploration well or a minimum expenditure of $28 million.

In September 2007, Addax Petroleum consolidated its strategic entry into the Gulf of Guinea deep water exploration play with the acquisition of a 40 per cent interest in Block 1 of the Joint Development Zone. The acquisition includes payment by Addax Petroleum to the vendor of $77.6 million as well as a two per cent share of Addax Petroleum's profit oil produced from Block 1. The acquisition is subject to the approval of the Joint Development Authority. The operator of Block1, Chevron, drilled the Obo-1 exploration well in 2006, which was reported as being oil and gas-bearing.

Production and Reserves

There has been no production to date and no reserves booked for the JDZ Blocks 1, 2, 3 or 4.

Exploration and Prospective Oil Resources

The JDZ is covered extensively by 2D and 3D seismic data. To date, the Corporation has identified a portfolio of at least 19 prospects on Blocks 1, 2, 3 & 4. Prospect identification and evaluation has been the result of in-depth analysis and interpretation of good quality seismic data. As at December 31, 2007 NSAI estimates the Corporation's gross working interest best estimate unrisked prospective oil resources for identified prospects on JDZ Blocks 1, 2, 3 & 4 to be 726.6 MMbbl (313.0 MMbbl risked).

In March 2007, the Corporation entered into an agreement with Aban for the operation of the Aban Abraham deep water drillship to start drilling operations in 2008. The contract, which was entered into jointly by Addax Petroleum and Sinopec, requires Aban to drill up to ten wells in total comprising five firm well slots and five optional well slots. Well slots will be allocated under a separate agreement between Addax Petroleum and Sinopec. It is intended that firm well slots will be allocated to Addax Petroleum to satisfy its minimum work commitments on operated blocks in the deep water Gulf of Guinea. Payments under the contract are based on a day rate charging structure and a maximum day rate of $410,000, to be allocated appropriately to Addax Petroleum and its relevant co-ventures. The Aban Abraham is currently under refurbishment and is contracted to a third party prior to commencing operations for Addax Petroleum.

The Corporation continues to monitor the likely time of arrival of the Aban Abraham, which may be delayed to approximately mid-2009.

Budgeted Capital Expenditures

The Corporation's capital expenditures for the JDZ are budgeted to be $56 million in 2008, primarily to commence drilling activities towards the end of 2008.

Kurdistan Region of Iraq

<u>Taq Taq License Area</u>

Overview

Addax Petroleum's interests in Taq Taq are governed by the Amended Revised Taq Taq PSA. The original Taq Taq PSA was entered into between Genel Enerji and the KRG in January 2004. In July 2005, Addax Petroleum agreed to farm-in to the original PSA and agreed to acquire a 30.0 per cent interest from Genel Enerji. In November 2006, Addax Petroleum and Genel Enerji announced the execution of the Revised Taq Taq PSA with the KRG in respect of the Taq Taq license area. The Revised Taq Taq PSA extended the geographic scope of the original PSA to include further exploration acreage which includes the Kewa Chirmila prospect. At the same time Genel Enerji and Addax Petroleum also announced that Addax Petroleum had acquired an additional 15.0 per cent interest from Genel Enerji, thereby increasing the Corporation's total interest to 45.0 per cent, which will be reduced to 36 percent after the exercise of the KRG rights referred to below.

In February 2008, the parties replaced the Revised Taq Taq PSA by signing the Amended Revised Taq Taq PSA, which was entered into in order to conform the Revised Taq Taq PSA to the model Production Sharing Agreement published by the KRG, and it gives the KRG the right to require that at a future date a government nominated entity is assigned a 20.0 per cent interest. Addax Petroleum and Genel Enerji have formed TTOPCO to conduct petroleum operations at the Taq Taq license area.


TURKEY
SYRIA
IRAN
IRAQ
Mosul
Erbil
Taq Taq
Kewa Chirmila
Kirkuk
As Sulaymaniyah

The Taq Taq license area is in the Zagros basin where large, elongated anticlines dominate. The Taq Taq license area is located 60 km northeast of the giant Kirkuk oil field and the adjacent city of Kirkuk, 85 km southeast of the city of Erbil and 120 km northwest of the city of Sulaimaniyah. The gross area of the Taq Taq License is approximately 235,100 acres (951 km^2).

Under the terms of a farm-in agreement with Genel Enerji, Addax Petroleum has funded 100 per cent of the initial work program to a maximum aggregate cost of $124 million and will pay to Genel Enerji an overriding royalty of 2.5 per cent of the production net of applicable royalties payable under the Revised Amended Taq Taq PSA, and after the deduction of a total of $50 million that was pre-funded by way of work program contribution and loan.

Production and Reserves

The following table summarizes the Corporation's reserves in the Taq Taq license area. There has been no commercial production to date, however, the Corporation's development plan anticipates building productive capacity over the next two years.

			Average Oil Production		Gross Oil Reserves[(1)]		
License	Field	Number of Oil Producing Wells[(2)]	December 2006	12 Months Ended December 31, 2006	Proved	Proved plus Probable	Proved plus Probable plus Possible
			(bbl/d)	(bbl/d)	(MMbbl)	(MMbbl)	(MMbbl)
Taq Taq	Taq Taq	-	-	-	-	74.6	103.4
Total		-	-	-	-	74.6	103.4

Notes:

(1) Proved, probable and possible reserves as at December 31, 2007 as reported in the NSAI Reserve Report under "Forecast Prices and Costs Case".

(2) As at December 31, 2007.

Fields

Taq Taq

The Taq Taq field was discovered in 1958 by the drilling of the first well on the crest of the field by a previous operator to a depth of approximately 4,000 m. Two additional wells were drilled by a previous operator in the late 1970s. The Taq Taq field is an anticline of approximately 30 km by 10 km located 60 km northeast of the Kirkuk oil field. Kirkuk, discovered in 1927, is the second largest oil field in Iraq and is reportedly one of the largest oil fields in the world.

Since 2005, Addax Petroleum and Genel Enerji have been undertaking an appraisal and early development campaign at the Taq Taq field, which commenced with the acquisition of 170 km of 2D seismic over Taq Taq. Addax Petroleum and Genel Enerji then commenced drilling activities and completed the first jointly operated well (TT-04) in the Taq Taq license area in late 2006. In 2007 and early 2008, the TT-05, TT-06, TT-07, TT-08 and TT-09 wells were flow tested at individual well aggregate rates of between 16,170 and 37,560 bbl/d. In the majority of instances, three flow tests were conducted in sequentially well testing the three main reservoir horizons, being the Shiranish, Kometan and Qamchuga formations. Interpretation of data acquired, including wireline static reservoir pressure data, indicates the presence of a significant and extensive fracture system and a single oil column in the Taq Taq field through the Shiranish, Kometan and

Qamchuga formations in excess of 500 m. During 2007, 292 km^2 of 3D seismic was acquired over the Taq Taq field.


Taq Taq
Taq Taq
Kewa Chirmila
Oil
Prospect
Kirkuk
0
5
10
15
20
Kilometres

During 2008, Addax Petroleum plans to drill at least two more appraisal and development wells at the Taq Taq field. The next appraisal and development well to be drilled, TT-10, will continue to appraise the Shiranish, Kometan and Qamchuga formations in addition to testing the shallower Pilaspi formation and the potential deeper Jurassic and Triassic formations. The results of the drilling and seismic appraisal program are being integrated into a full field development plan which Addax Petroleum plans to commence implementing in 2008. The first stage of the full field development plan is expected to include an early production system with the goal of producing approximately 10,000 bbl/d during the second half of 2008 from the Taq Taq field. In the event that development proceeds to full commercial development Addax Petroleum expects that the Taq Taq license area would require the construction of a pipeline for the export of oil production. Addax Petroleum is currently studying possible export pipeline options. Any proposed export pipeline would be subject to negotiation with the Kurdistan Regional Government.

Kewa Chirmila

The Kewa Chirmila prospect is an exploration property that covers an area of approximately 4,000 acres (15 km^2) within the Taq Taq license area. The prospect is a crestal surface expression similar to but roughly one-third of the size of the Taq Taq field. In 2007, a 218 km 2D seismic survey was acquired over Kewa Chirmila and the Taq Taq area, excluding the Taq Taq field. Addax Petroleum and Genel Enerji will look to drill one to two exploration wells at Kewa Chirmila during 2008.

Budgeted Capital Expenditures

Capital expenditures for the Taq Taq license area are budgeted to be $74 million in 2008. The budgeted capital expenditures will fund the remainder of the first development phase of the Taq Taq field, including $23 million for exploration and appraisal drilling and $51 million for facilities installation.

2008 Total Budgeted Capital Expenditures

The following table summarizes the Corporation's budgeted capital expenditures for 2008.

License/Category	Development			Exploration, Appraisal & Other	Total
	Drilling	Facilities & Other	Total		
	($million)	*($million)*	*($million)*	*($million)*	*($million)*
Licenses Containing Reserves					
OML123	362	222	585	44	628
OML124	37	8	44	23	68
OML126	153	107	260	13	273
OML137	–	–	–	73	73
Okwok	–	–	–	4	4
Onshore Gabon	98	140	238	31	269
Offshore Gabon	16	11	27	49	76
Taq Taq	–	51	51	23	74
subtotal	666	539	1,205	260	1,465
Exploration Licenses					
OPL291	–	–	–	34	34
JDZ Blocks 1,2, 3 & 4	–	–	–	56	56
Ngosso	–	–	–	56	56
subtotal	–	–	–	146	146
Other					
Corporate	–	4	4	–	4
Total	**666**	**543**	**1,209**	**406**	**1,615**

Columns may not add due to rounding

Fiscal Terms

Nigeria

Addax Petroleum's interests in OML123, OML124, OML126, OML137 and OPL291 are governed by Production Sharing Contracts with NNPC. The Corporation's interest in the Okwok Property is governed by a Production Sharing Contract and is subject to the terms of the Oriental Joint Venture Agreement and the Nigerian Marginal Field Terms.

Nigeria Production Sharing Contracts (OML123, OML124, OML126 and OML137)

In May 1998, the Corporation and NNPC entered into a Production Sharing Contract covering OML123 and OML124 and a Production Sharing Contract covering OML126 and OML137. These contracts are supplemented by the provisions of the *Petroleum Act*, and the regulations thereunder, and the *PPT Act*. The fiscal terms of the Production Sharing Contracts were modified by the terms of the letter entitled "Fiscal Regimes for Onshore and Shallow Offshore PSC", issued on November 21, 2001 by the Office of the Presidential Adviser on Petroleum and Energy with retroactive effect to January 1, 2000. Both of these Nigerian Production Sharing Contracts have a term of 20 years expiring in May 2018.

Under each of its Nigerian Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Each of these two Nigerian Production Sharing Contracts impose minimum work obligations and Addax Petroleum

has fulfilled the minimum work obligations. Taxation of each Production Sharing Contract is calculated independently of Addax Petroleum's other Production Sharing Contracts and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Production Sharing Contract on which the capital expenditures were incurred. Oil produced under the Nigerian Production Sharing Contracts is notionally allocated to one of four categories in the following order.

1. Royalty Oil
2. Cost Oil
3. Tax Oil
4. Profit Oil

Royalty Oil and Tax Oil are allocated to NNPC while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between NNPC and Addax Petroleum. The Production Sharing Contracts provide for each party to lift and sell its oil entitlement, though NNPC can request that Addax Petroleum lift and sell on its behalf.

Allocation of Oil Production under the Nigerian PSCs


Oil Revenue
Royalty Oil
Non-Capital Cost Oil
Tax Oil
NNPC
Addax Petroleum
Capital Cost Oil
Profit Oil

The proportion of production that is designated for each of Royalty Oil, Cost Oil, Tax Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Production Sharing Contracts. The fiscal terms have the effect of reducing the percentage of revenues paid as Tax Oil during periods of lower oil prices and increasing such percentage during periods of higher oil prices.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Water Depth	Royalty Oil Rates Field Range of Production (bbl/d) <2,000	2,000-5,000	5,000-10,000	10,000-15,000	15,000-25,000	>25,000
	(%)	(%)	(%)	(%)	(%)	(%)
Onshore	5.0	7.5	15.0	20.0	20.0	20.0
<100	2.5	2.5	7.5	12.5	18.5	18.5
100-200	1.5	1.5	3.0	5.0	10.0	16.7

Royalty Oil is accounted for on a monthly basis.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below). These levies are paid in cash to the relevant Nigerian authority.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Historically, under the Production Sharing Contracts, Addax Petroleum has recovered approximately 80 per cent of all drilling and seismic expenditures in the fiscal period in which they were incurred. Capital costs are depreciated over a five year period at 20 per cent straight-line starting in the year of first production, except for the fifth year which is depreciated at 19 per cent. All costs prior to the first lifting on a Production Sharing Contract are capitalized.

Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years. As at December 31, 2006, the Cost Oil carry-forward balances, including capital depreciation carried forward to future years, were as set out in the following table.

	Cost Oil Carry-Forward Balances 2008	2009	2010	2011
		($ million)		
OML123/124 PSC	88.5	76.4	66.6	37.3
OML126/OML137 PSC	93.2	93.2	24.4	2.7

Tax Oil is calculated after deducting Royalty Oil and Cost Oil. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Corporation's Nigerian Production Sharing Contracts is 60 per cent. In the event that after the deduction of capital allowances and capital investment allowances the tax to be paid is zero, a 15 per cent tax charge is made on the taxable amount before the deduction of certain capital allowances and capital investment allowances. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 40 per cent of offshore capital expenditures and 25 per cent of onshore capital expenditures.

The Corporation's Nigerian Production Sharing Contracts also contain a tax inversion penalty which is designed to encourage oil companies to contain operating costs. The tax inversion penalty for production rates less than 50 Mbbl/d is calculated at 25 per cent of operating costs in excess of $7.50/bbl. For production

rates more than 50 Mbbl/d, the tax inversion penalty is calculated at 25 per cent of operating costs above $5.00/bbl.

Profit Oil is the oil remaining after deducting Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between NNPC and Addax Petroleum on a sliding scale based on monthly production from the respective Nigerian Production Sharing Contracts. The varying allocations between NNPC and Addax Petroleum are applied on an incremental sliding scale basis.

Profit Oil Sliding Scale

	OML123 / OML124		OML126/ OML137	
Monthly Average Production	**NNPC Share**	**Addax Petroleum Share**	**NNPC Share**	**Addax Petroleum Share**
(bbl/d)	(%)	(%)	(%)	(%)
≤ 40,000	30	70	20	80
> 40,000 and ≤ 75,000	45	55	35	65
> 75,000 and ≤ 100,000	55	45	45	55
> 100,000	60	40	50	50

The following example illustrates how oil is allocated between the four categories under the Corporation's Nigerian Production Sharing Contracts. The example compares two scenarios each with annual revenues of $200, annual operating costs of $20 and no loss or allowances carried forward. For the purposes of the illustration, Royalty Oil is assumed to be levied at five per cent, NDDC levy at three per cent, education tax at two per cent, Tax Oil at 60 per cent and NNPC's share of Profit Oil at 30 per cent. The impact of capital expenditures of $100 in Year 1 has an after tax and Profit Oil cash flow effect of only a $70 reduction in Year 1 and an increase of almost $15 in the following four years such that the aggregate incremental cash flow reduction over the five year period is approximately $10, assuming no revenue benefit arises from the investment. The following table has been included as an example only and actual results may vary materially.

		Without Capital Expenditure		With Capital Expenditure	
		Year 1	Years 2 to 5	Year 1	Years 2 to 5
Tax Oil Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	non-capital costs	20.0	20.0	20.0	20.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	NDDC levy	0.6	0.6	3.6	0.6
yields	**Assessable Profit**	**169.4**	**169.4**	**166.4**	**169.4**
less	education tax	3.4	3.4	3.3	3.4
yields	**Adjusted Assessable Profit / (Loss)**	**166.0**	**166.0**	**163.1**	**166.0**
less	capital allowances	0.0	0.0	20.0	20.0
less	investment tax allowance	0.0	0.0	40.0	0.0
times	Tax Oil rate	60%	60%	60%	60%
yields	**Tax Oil**	**99.6**	**99.6**	**61.8**	**87.6**
Contractor Cash Flow Computation:					
	Total PSC Revenue	200.0	200.0	200.0	200.0
less	Royalty Oil	10.0	10.0	10.0	10.0
less	operating expenditure	20.0	20.0	20.0	20.0
less	NDDC	0.6	0.6	3.6	0.6
less	education tax	3.4	3.4	3.3	3.4
less	Tax Oil	99.6	99.6	61.8	87.6
less	NNPC's share of Profit Oil	19.9	19.9	24.4	17.5
yields	**Post Tax Cash Flow**	**46.5**	**46.5**	**76.9**	**60.9**
less	capital expenditure	0.0	0.0	100.0	0.0
yields	**Contractor Cash Flow**	**46.5**	**46.5**	**(23.1)**	**60.9**
Oil Allocation of Total PSC Revenue:					
	Cost Oil	20.0	20.0	40.0	40.0
	Profit Oil — Contractor Share	46.5	46.5	56.9	40.9
	Contractor Total	**66.5**	**66.5**	**96.9**	**80.9**
	Royalty Oil	10.0	10.0	10.0	10.0
	Tax Oil	99.6	99.6	61.8	87.6
	Profit Oil — NNPC's share	19.9	19.9	24.4	17.5
	NDDC levy and education tax	4.0	4.0	6.9	4.0
	Government Total	**133.5**	**133.5**	**103.1**	**119.1**

Between the commencement of its activities under the Nigerian Production Sharing Contracts and the end of 2003, Addax Petroleum lifted and sold all of NNPC's oil on their behalf but since the beginning of 2004, NNPC has lifted its entitlement. Under the Corporation's Nigerian Production Sharing Contracts, oil is valued based upon the appropriate "Realizable Price". The "Realizable Price" is equivalent to the Official Selling Price which is a price issued on a monthly basis by NNPC and is calculated by NNPC to equate to the prevailing international price in arm's length transactions, taking into account the properties of each crude blend.

Nigeria Production Sharing Contract (OPL291)

Addax Petroleum's interests in OPL291 are governed by a Production Sharing Contract with the NNPC which was entered into in October 2006. The OPL291 PSC has a term of 30 years expiring in 2036 and imposes minimum work obligations and financial commitments which the Corporation is required to

undertake and fund. The Corporation is required to complete the first phase of its work commitments within five years of signing.

The PSC for OPL291 follows the same structure as the PSCs governing OML123/124 and OML126/OML137 in that oil produced under the OPL291 PSC is notionally allocated to the following four categories: Royalty Oil, Cost Oil, Tax Oil and Profit Oil. The calculation of Royalty Oil is based on a rate of 8.0 per cent of total production. In addition, the Corporation is subject to other levies on OPL291, including the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil.

Cost Oil is allocated to the Corporation in such an amount as to enable the recovery of all recoverable costs. The accounting procedure attached to the Production Sharing Contracts divides costs into two categories: non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a ten year period at 10 per cent straight-line starting in the year of first production. All costs prior to the first lifting on a Production Sharing Contract are capitalized. The capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a maximum level of 80 per cent of total production.

Tax Oil is calculated at a rate of 50 per cent of taxable profit. Taxable profit is equal to revenue less Royalty Oil less Cost Oil less an investment tax allowance. The investment tax allowance is calculated as a 50 per cent uplift of eligible capital expenditures.

Profit Oil is the oil remaining after the deduction of Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between Addax Petroleum and NNPC pursuant to the following sliding scale for each block:

R Factor	Addax Petroleum's Profit Oil Share
$R < 1.2$	70%
$1.2 < R < 2.5$	25% + (((2.5-R) / (2.5/1.2)) x (70%-25%))
$R > 2.5$	25%

Where, for each block:

$$R = \frac{\text{Cumulative Cost Oil + Cumulative Corporation Share of Profit Oil}}{\text{Cumulative Capital and Non-Capital Costs}}$$

Nigerian Marginal Fields

The Okwok property is subject to the provisions of the *Petroleum Act* and the regulations thereunder, and the *PPT Act*. The fiscal terms of Nigerian Marginal Fields are the subject of legislative proposals to encourage development. The Nigerian Marginal Fields comprise a number of ring-fenced fields located on concessions already awarded to joint ventures between international oil companies and NNPC and which have reserves booked to the Nigerian Department of Petroleum Resources and have remained un-produced for a period of over 10 years. The Nigerian Marginal Fields are assigned to indigenous Nigerian oil companies who conclude farm-in agreements with the joint ventures and can, in turn, farm-out to other operators.

The Nigerian Marginal Fields are subject to Royalty Oil and Tax Oil payable to government agencies.

The calculation of Royalty Oil and Tax Oil is discussed below.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Anticipated Royalty Oil Rates for the Okwok Property Field Range of Production (Mbbl/d)

< 2	2-5	5-10	10-15	15-25	25
(%)	(%)	(%)	(%)	(%)	(%)
2.5	2.5	7.5	12.5	18.5	18.5

Royalty Oil is accounted for on a monthly basis and paid within 60 days of the end of the chargeable period.

Other levies include the payments to the NDDC levy, calculated as three per cent of budgeted operating costs and capital expenditures, and education tax, calculated as two per cent of assessable profit for Tax Oil (see below).

Tax Oil is calculated after deducting Royalty Oil and non-capital costs and capital costs. Non-capital costs are expensed and include operating costs, a head office overhead allowance, interest on loans approved by NNPC, gas flaring charges, license fees, customs duties, intangible drilling costs, geological and geophysical surveys, exploration and appraisal drilling and funded abandonment provisions. Capital costs are depreciated over a five year period at 20 per cent on straight-line basis starting in the first year of production. The calculation of Tax Oil is specified by the *PPT Act* and the applicable rate for the Nigerian Marginal Fields is anticipated to be 55 per cent. The accounting period for Tax Oil is a calendar year. Taxable profit is equal to revenue less royalties, non-capital costs, capital depreciation and an investment tax allowance. The investment tax allowance is calculated as an uplift of 10 per cent of capital expenditures for offshore fields where the water depth is less than 100 m.

In addition to the fiscal terms described above, Addax Petroleum's interest in the Okwok property is subject to the terms and conditions of the Oriental Joint Venture Agreement.

Gabon

Nine of Addax Petroleum's ten licenses are pursuant to Production Sharing Contracts with the Government of Gabon and one, Ibekelia, is pursuant to a technical evaluation agreement.

Under each of its Gabon Production Sharing Contracts, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties. Taxation of each Gabon Production Sharing Contract is calculated independently of Addax Petroleum's other Gabon Production Sharing Contracts and as a result, capital expenditure recovery is available to the extent of the profitability of the particular Gabon Production Sharing Contract on which the capital expenditures were incurred.

Oil produced under the Gabon Production Sharing Contracts is notionally allocated to one of three categories in the following order.

1. Royalty Oil
2. Cost Oil
3. Profit Oil

Royalty Oil is allocated to the Government of Gabon while Cost Oil is allocated to Addax Petroleum. Profit Oil is shared between the Government of Gabon and Addax Petroleum.

Allocation of Oil Production under the Gabon PSCs


Oil Revenue
Royalty Oil
Non-Capital Cost Oil
State
Addax Petroleum
Capital Cost Oil
Profit Oil

The proportion of production that is designated for each of Royalty Oil, Cost Oil and Profit Oil in a particular time period is influenced by oil prices, production levels, operating costs, capital expenditures and costs and allowances carried forward from previous periods in accordance with the terms of the Gabon Production Sharing Contracts.

Royalty Oil is calculated on a field by field basis and varies with the field's production rate and the depth of water. For each level of the field's production a specific royalty rate is applied on an incremental sliding scale basis.

Cost Oil is allocated to Addax Petroleum in such an amount as to enable the recovery of all recoverable costs. Capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a cost recovery limit defined as a percentage of total production. The cost recovery limit is set according to the terms in each Gabon Production Sharing Contract. Maximum Cost Oil available is calculated as total production less Royalty Oil. Cost Oil is calculated on a monthly basis and any excess costs are carried forward to subsequent months or years. As at December 31, 2006, the Cost Oil carry-forward balances were as set out in the following table:

	Carry-Forward Cost Oil Balances
	($ million)
Maghena	51.9
Panthere NZE	64.9
Remboué	3.7
Awoun	55.8
Etame	3.8
Iris/Themis	9.0

Profit Oil is the oil remaining after deducting Royalty Oil and Cost Oil. Profit Oil is shared between the Government of Gabon and Addax Petroleum on a sliding scale based on monthly production from the respective Gabon Production Sharing Contracts. The varying allocations between the Government of Gabon and Addax Petroleum are applied on an incremental sliding scale basis.

The principal terms of Addax Petroleum's Gabon Production Sharing Contracts are summarized as follows:

Permit	Maghena	Panthere NZE	Remboué	Awoun[1]	Etame[2]	Iris/Themis[3]	Epaemeno	Kiarsseny
Status	Production (Tsiengui)	Production (Obangue)	Production (Remboué)	Exploration	Production (Etame, Avouma)	Exploration	Exploration	Exploration
Addax Petroleum's interest	92.50%	92.50%	92.00%	40.00%	31.36%	25.71%[7]	50.00%[7]	42.50%[7]
Third Party carry[4]	7.5%	7.5%	8.0%	0.0%	7.5%	7.5%	7.5%	5.0%
Royalty								
bbl/d								
0-10,000	4.5 to7 %	3 to 5%	3 to 5%	5%	3 to 9%	6%	10%	2%
10,001-20,000	11%	5%	5%	8%	12 to 15%	8%	10%	3 to 5%
>20,000	11%	5%	5%	10%	15 to 17.5%	10% to 12%	10 to 12%	7.5 to 10%
Cost recovery limit	75%	80%	80%	65%	70%	80%	70%	75%
Addax Petroleum Profit Share								
bbl/d								
0-5,000	47.5%	50%	50 to 40%	50%	50%	50%	65%	50%
5,000-10,000	40%	42.5%	35%	50%	50%	45%	65%	50%
10,001-20,000	35%	30 to 20%	35%	42.5%	45%	35 to 30%	65 to 60%	50 to 48%
>20,001	30 to 20%	20%	35%	40 to 30%	45 to 40%	25 to 20%	60 to 30%	48 to 30%
Term[5]	10+5+5 years[6]	10+5+5 years	10+5+5 years	10+5+5 years	10+5+5 years	10+5+5 years	10+3+3 years	4+3+3 years
Grant Date	September 26, 1997	December 6, 1996	February 17, 2001	December 27, 1999	July 7, 1995	November 12, 1999	November 17, 2004	March 11, 2003

Notes:

(1) The Awoun Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of $250.000 per annum during the exploration phase and $0.05 per barrel of total oil produced during the production phase.

(2) The Etame Production Sharing Contract provides that the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of $60.000 per annum during the exploration phase and $75,000 per annum and $0.05 per barrel of total oil production produced during the production phase.

(3) The Iris/Themis Production Sharing Contract provides that, once commercial production has commenced, the contractor shall contribute annually to a hydrocarbon support fund for petroleum research in Gabon calculated on the basis of the total oil production of $0.05 per barrel produced.

(4) The Government of Gabon sold its carried interest to Sinopec for the Awoun PSC. Under the Production Sharing Contracts, should the government wish to acquire an additional interest it shall inform the contractor in writing and the parties shall mutually agree to such acquisition. Under certain of the Production Sharing Contracts, Gabonese investors have the option of acquiring a 2.5% participating interest within a certain period of time following commercial production failing which the government shall retain the right to acquire such interest.

(5) Production terms of Production Sharing Contracts are initially for ten years and may be renewed for two subsequent five-year terms.

(6) The Maghena permit was extended for an additional term of five years in 2007.

(7) Before government back-in.

All of Addax Petroleum's Gabon Production Sharing Contracts grant the Government of Gabon the right to terminate the Production Sharing Contracts by operation of law by serving a 15-day notice upon certain violations of the Production Sharing Contract, including the failure by the contractors to provide the Government of Gabon, within the prescribed time, the information specified in the Production Sharing Contract, the failure by the contractors to make all monetary payments under the Production Sharing Contract when due and the failure by the contractors to comply, in a material manner, with the terms of the Production Sharing Contract or any license or lease issued thereunder. The Production Sharing Contracts further provide that, according to petroleum legislation in Gabon and within five years from the effective production date, an agreement shall be entered into with the State in order to establish an abandonment cost reserve fund.

Joint Development Zone

Addax Petroleum's interests in the JDZ are governed by Production Sharing Contracts with the Joint Development Authority which were all entered into in March 2006. Each of the Corporation's JDZ PSCs has a term of 28 years expiring in 2035. Each of the JDZ PSCs impose minimum work obligations and financial commitments which the Corporation is required to undertake and fund. The Corporation is required to complete the first phase of work commitments within four years of signing.

Under each of its JDZ PSCs, Addax Petroleum bears the development and exploration risk for the properties concerned and funds all of the necessary capital expenditures. In return, the Corporation is entitled to sell sufficient oil to recover its capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties and taxes. Taxation of each JDZ PSC is calculated independently of Addax Petroleum's other JDZ PSC and as a result, capital expenditure recovery is available to the extent of the profitability of the particular JDZ PSCs on which the capital expenditures were incurred.

Oil produced under the JDZ PSCs is notionally allocated to the same four categories as the Nigerian PSCs, namely, Royalty Oil, Cost Oil, Tax Oil and Profit Oil. The calculation of Royalty Oil varies with the block's production rate on a sliding scale between 0.0 per cent for production below 20,000 bbl/d and 5.0 per cent for production in excess of 70,000 bbl/d. Cost Oil is allocated to the Corporation in such an amount as to enable the recovery of all recoverable costs. The capital and operating costs incurred in a particular year and any previous amounts carried forward from previous years can be fully recovered each year up to a maximum level of 80 per cent of the sum of total production less Royalty Oil. Tax Oil is calculated at a rate of 50 per cent of taxable profit. Taxable profit is equal to revenue less Royalty Oil less Cost Oil less an investment tax allowance. The investment tax allowance is calculated as a 50 per cent uplift of eligible capital expenditures. Profit Oil is the oil remaining after the deduction of Royalty Oil, Cost Oil and Tax Oil. Profit Oil is shared between Addax Petroleum and the JDA pursuant to the following sliding scale for each block:

R Factor	Addax Petroleum's Profit Oil Share
$R < 1.2$	80%
$1.2 < R < 2.5$	25% + (((2.5-R) / (2.5/1.2)) x (80%-25%))
$R > 2.5$	25%

Where, for each block:

$$R = \frac{\text{Cumulative Cost Oil + Cumulative Corporation Share of Profit Oil}}{\text{Cumulative Capital and Non-Capital Costs}}$$

Kurdistan Region of Iraq

Addax Petroleum's interests in the Taq Taq license area are governed by the Amended Revised Taq Taq PSA under which Addax Petroleum and Genel Enerji are the contractors. The Amended Revised Taq Taq PSA has, with respect to the Taq Taq field, a term of 20 years from February 26, 2007, with an automatic right to a five-year extension and imposes minimum work obligations and financial commitments which the Corporation is required to undertake and fund.

Under the Amended Revised Taq Taq PSA, the contractors bear the development and exploration risk for the properties concerned and fund all of the necessary capital expenditures. In return, the contractors are entitled to sell sufficient oil to recover their capital expenditures and operating costs and to have a designated share of oil production remaining after the payment of royalties. Taxation of the Taq Taq field area and the exploration area of the Taq Taq license area are unified under the Amended Revised Taq Taq PSA.

Oil produced under the Amended Revised Taq Taq PSA is notionally allocated to the same three categories as the Gabon PSCs, namely, Royalty Oil, Cost Oil and Profit Oil.

The most significant changes to the terms of the Amended Revised Taq Taq PSA include:

i) the combination of previously separate terms for the Taq Taq and Kewa Chirmila areas, including the synchronization of the government back-in rights at up to 20 per cent,

ii) a reduction in the maximum Cost Oil recoverable in a given year, which is partially offset by an effective increase through an interim period that accelerates the recovery of the initial capital investment by the Contractor, and

iii) the introduction of a "R factor" in the Profit Oil calculation, which adjusts the financial returns to the Contractor and Government based on relative level of cumulative capital spending and cumulative revenue. The ultimate financial impact of the amendments to the

terms of the Taq Taq PSC is dependent on operational outcomes, including reserve, production and cost levels.

However, the Corporation believes that under most of the likely scenarios and considering the further exploration potential of the PSC area, the amendments do not result in a material change to the financial or operational interests of Addax Petroleum.

EMPLOYEES

As at December 31, 2007, Addax Petroleum had 733 employees. Of these, 319 were located in Nigeria (of which 31 are expatriates), 194 were located in Switzerland, 202 were located in Gabon (of which 14 are expatriates), 16 were located in Cameroon (of which 2 are expatriates), and 2 were located in Dubai (of which one is an expatriate). All Nigerian employees, other than management employees, are unionized.

CORPORATE SOCIAL RESPONSIBILITY

Corporate Citizenship

Addax Petroleum believes that being a good employer and a responsible corporate citizen are essential to building and sustaining a profitable and growing business. The Corporation takes pride in providing a safe and healthy workplace for its employees and contractors while also providing assistance and benefits to the local communities where the Corporation conducts its oil and gas operations.

In 2007, Addax Petroleum continued its efforts to protect the health and safety of its employees, its contractors and the general public and to invest in meaningful community relations programs. Addax Petroleum's community relations program provides tangible and immediate benefits to the Corporation's local host communities while contributing to the safety and stability of the Corporation's operations.

Also in 2007, Addax Petroleum established an independent, non-profit foundation, the Addax Petroleum Foundation, located in Geneva, Switzerland. The Foundation's mandate is to contribute to sustainable development projects addressing the root causes of poverty, primarily (but not exclusively) in the geographical areas where Addax Petroleum is most active: Africa and the Middle East. The programs and projects to be supported by the Foundation will be focussed on four core areas: education, health, community development and the environment. In order to achieve its mandate, the Foundation will make grants to organisations, institutions or individuals designing, enhancing, carrying out or taking part in projects in the four core areas. Addax Petroleum has provided an initial annual budget of $1 million to the Foundation.

Health & Safety

Addax Petroleum continued to experience significant growth in production, development and exploration during 2007. Despite the increased level and intensity of activity, the Corporation's safety record remained among the best in the industry as the Corporation's overall lost time injury rate continued to be well below the industry average.

In 2007, the Corporation continued to develop its HSSE Department and continued to implement the Addax Petroleum HSSE Management System across all of its operating companies. The Corporation's HSSE strategy received the Dupont Safety Award for Cultural Evolution in September 2007. The Corporation's HSSE Department continues to develop and implement programs required to achieve the

Corporation's objectives and to provide a robust framework for corporate HSSE The Corporation plans to continue to work with its operating companies to ensure this new management system is further developed in 2008.

Security

Addax Petroleum has invested significant time and resources into developing proactive and responsible relationships with its host communities, local stakeholders and leaders in order to minimize potential interruptions to the Corporation's business activities. The Corporation had only one significant security incident during 2007. In January 2007, an employee of Petrostuff Nigeria Ltd. working as a contractor on the Corporation's Akam oil production platform on OML123 was abducted and murdered. The incident was the result of criminal activity and mistaken identity and those responsible have been dealt with by the Nigeria authorities. The Corporation regards this incident as an isolated event that it believes is not indicative of the quality of its relationships with the local communities. In February 2008, criminals attacked the premises of an apartment compound used by Addax Petroleum in Lagos. An on duty policeman was shot and killed and a Provincial Guard was seriously injured. Two Addax Petroleum employees were robbed at gunpoint during the incident. Addax Petroleum is reviewing all security arrangement and response processes as a result of a detailed investigation. While the risk of criminal activity in Lagos is always present, this is the first time that Addax Petroleum and its employees have been victims of an incident of this nature in Lagos. Since 1998, the Corporation has not had any material unplanned disruptions in production due to civil unrest or security incidents.

Environmental Policies & Programs

In 2007, the Corporation continued both on its own and in partnership with non-governmental organizations to work to reduce the environmental footprint of its operations, to promote sustainable development and to protect and improve the ecology and biodiversity of the countries in which it does business. The Corporation also continued to work in 2007 to ensure that it would be able to comply with the Government of Nigeria's "flares down" policy which, to date, requires oil companies to end the practice of gas flaring by the end of 2008.

The Corporation is also supporting two major conservation initiatives:

- An international research and education centre for the study of primates, biodiversity research and forest management in the tropical rainforest of Cross River State, Nigeria. The research centre is run by CERCOPAN, a Nigerian environmental non-governmental organization.

- Two programs administered by the Sahara Conservation Fund – one in Chad and one in Niger – to protect and preserve the addax antelope from which the Corporation takes its name.

The Corporation continues to refine its environmental policies and programs and regularly consults with local stakeholders and non-governmental organizations to align its programs with local priorities.

Community Relations

Alignment with local priorities has long been a key driver of Addax Petroleum's community relations programs. Since the Corporation first started working in West Africa in 1994, the Corporation has fostered an open dialogue with local community leaders as a means of cultivating relationships based on mutual understanding and trust. This approach has enabled the Corporation to target its support on programs and

facilities – schools, roads, clean water systems – that are important to local stakeholders which the Corporation believes has in turn created a sense of goodwill toward the Corporation.

In addition, Addax Petroleum has made it a priority to comply with the economic development policies related to the oil and gas industry of the national governments of its host nations. For example, Addax Petroleum has worked to ensure that in 2006 it would be in compliance with the Nigerian Government's policy goal of 45 per cent Nigerian content in the oil and gas industry. Addax Petroleum has achieved that target in part because it has supported the development of efficient and competitive local companies capable of providing the Corporation with goods and services in all areas of operation. This approach means that the Corporation is well positioned to achieve the next local content benchmark set by the Nigerian Government of 70 per cent local content by 2010.

Also in 2007, the Corporation continued its involvement in two major sponsorships or partnerships entered into in 2006:

- The Corporation continues to support the work of UNITAR (the United Nations Institute for Training and Development) on two social and economic development projects in Cameroon and Gabon. In Gabon, the Corporation is supporting a project to improve lake and river transport to the major towns in the territory around the Ogooue and Fernan-Vaz Rivers. In Cameroon, the Corporation is supporting a project inline with the "Greentree Agreement" signed on June 12, 2006 between Cameroon and Nigeria, which defined the terms and conditions of the transfer of authority for the Bakassi peninsula. The project aims to improve the future of the people of Bakassi in respect of their peaceful long-term integration into Cameroon and continued development for their benefit; and

- In Nigeria, Addax Petroleum, in partnership with Lonadek Oil and Gas Consultants, is the platinum sponsor of an important new training and professional development program focused on Nigeria's youth. The program, entitled "Vision 2020: Restoring Hope through Youth Empowerment," focuses on motivating and training young people to pursue professional careers in the oil and gas industry so that by 2020 they will be able to fill many of the key jobs in the local industry.

These types of programs are not only valuable and worthwhile because of the benefits they provide to the indigenous populations but also because they are a concrete expression of the Corporation's commitment to those countries where it operates.

RISK FACTORS

Addax Petroleum is exposed to a number of risks inherent in the exploration for, development, and production of oil and gas. This section describes the risks and other matters that would most likely influence an investor's decision to purchase securities of Addax Petroleum. Additional risks and uncertainties not presently known to the Corporation or that it currently deems immaterial may also impair its business and affect the price of its Common Shares. If any of the risks or uncertainties described in this AIF actually occurs, the Corporation's business prospects, results of operations or financial condition could be materially adversely affected. See also "Reader Advisory Regarding Forward Looking Statements".

Risks Related to the Business of the Corporation

The nature of the Corporation's business and the jurisdictions in which it operates

There are numerous factors which may affect the success of the Corporation's business which are beyond the Corporation's control including local, national and international economic, legal and political conditions. The Corporation's business involves a high degree of risk which a combination of experience, knowledge and careful evaluation may not overcome. The operations of the Corporation in certain developing countries, such as Nigeria, Cameroon, Gabon and Iraq, expose it to potential civil unrest and political or currency risks. In particular, recent escalation in civil unrest in Nigeria and Iraq may pose a threat to the operations of the Corporation in those countries and any intensification in the level of civil unrest may have a material adverse effect on the Corporation's business, results of operations or financial condition.

The Corporation's ability to find, develop and acquire additional reserves

The Corporation's oil reserves and production, and therefore its cash flows and earnings, are highly dependent upon the Corporation developing and increasing its current reserve base. Without the addition of reserves through exploration, acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are depleted. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent that cash flow from operations is insufficient and external sources of capital become limited or unavailable, the Corporation's ability to make the necessary capital investments to maintain and expand its oil reserves will be impaired. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at commercially feasible costs.

Operating hazards and uninsured risks

The business of the Corporation is subject to all of the operating risks normally associated with the exploration for, and the production, storage, transportation and marketing of oil and gas. These risks include blowouts, explosions, fire, gaseous leaks, migration of harmful substances and oil spills, any of which could cause personal injury, result in damage to, or destruction of, oil and gas wells or formations or production facilities and other property, equipment and the environment, as well as interrupt operations. In addition, the operations of the Corporation are subject to all of the risks normally incident to drilling of oil and natural gas wells and the operation and development of oil and gas properties, including encountering unexpected formations or pressures, premature declines of reservoirs, equipment failures and other accidents, sour gas releases, uncontrollable flows of oil, natural gas or well fluids, adverse weather conditions, pollution and other environmental risks. The Corporation's production facilities are also subject to hazards inherent in marine operations, such as capsizing, sinking, grounding, vessel collision and damage from severe storms or other severe weather conditions. The offshore drilling conducted by the Corporation overseas involves increased drilling risks of high pressures and mechanical difficulties, including stuck pipe, collapsed casing and separated cable. The Corporation and operators of properties in which it has an interest maintain insurance against some, but not all, potential risks; however, there can be no assurance that such insurance will be adequate to cover any losses or exposure for liability or that the Corporation will be able to obtain insurance to cover such risks. For example, the Corporation does not have business interruption insurance in place and, therefore, it will suffer losses as a result of a shut-in or cessation in production. The occurrence of an unfavourable event not fully covered by insurance could have a material adverse effect on the Corporation's financial condition, results of operations and cash flows. Furthermore, insurance may not continue to be available at a reasonable cost or at all.

Risks associated with oil and gas operations and production

Oil and gas production operations are also subject to all the risks typically associated with such operations, including premature decline of reservoirs and invasion of water into producing formations. Certain of the Corporation's oil and gas properties are operated by third parties or may be subject to operating committees controlled by national oil companies and, as a result, the Corporation has limited control over the nature and timing of exploration and development of such properties or the manner in which operations are conducted on such properties. The marketability and price of oil and natural gas which may be acquired or discovered by the Corporation will be affected by numerous factors beyond the control of the Corporation. The ability of the Corporation to market any natural gas discovered may depend upon its ability to acquire space on pipelines which deliver natural gas to commercial markets. The Corporation is also subject to market fluctuations in the prices of oil and natural gas, uncertainties related to the delivery and proximity of its reserves to pipelines and processing facilities, including the ability to acquire space on pipelines to deliver natural gas to commercial markets, and extensive government regulation relating to prices, taxes, royalties, land tenure, allowable production, the export of oil and gas and many other aspects of the oil and gas business. The Corporation is also subject to a variety of waste disposal, pollution control and similar environmental laws. The oil and gas industry is subject to varying environmental regulations in each of the jurisdictions in which the Corporation operates and which it may operate.

Environmental regulations place restrictions and prohibitions on emissions of various substances produced concurrently and oil and natural gas and can impact on the selection of drilling sites and facility locations, potentially resulting in increased capital expenditures. The Corporation may be responsible for abandonment and site restoration costs.

Exploration and development risks

The Corporation's oil and natural gas exploration may involve unprofitable efforts, including dry wells as well as productive wells that do not produce sufficient net revenues to return a profit after drilling, operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations and various field operating conditions may adversely affect the production from successful wells.

Whether the Corporation ultimately undertakes an exploration or development project depends upon a number of factors, including the availability and cost of capital, current and projected oil and gas prices, receipt of government approvals, access to the property, the costs and availability of drilling rigs and other equipment, supplies and personnel necessary to conduct these operations, success or failure of activities in similar areas and changes in the estimates to complete the projects.

The Corporation will continue to gather data about its new venture opportunities and other projects. Additional information could cause the Corporation to alter its schedule or determine that a new venture opportunity or project should not be pursued, which could adversely affect the Corporation's prospects.

Under its Production Sharing Contracts and agreements, the Corporation finances exploration, development and operations and the related facilities and equipment and will only recover its costs if there is successful production in accordance with the terms of the Production Sharing Contracts and agreements.

Risks associated with title to properties

There is no guarantee that an unforeseen defect in title, changes in laws or change in their interpretation or political events will not arise to defeat or impair the claim of the Corporation to its properties which could result in a material adverse effect on the Corporation, including a reduction in revenue.

Project completion risks

The Corporation's current operations are, and future operations will be, subject to approvals of governmental authorities and, as a result, the Corporation has limited control over the nature and timing of development and exploration of oil and natural gas properties or the manner in which operations are conducted on such properties.

The Corporation's Production Sharing Contracts and other contracts with governments and government bodies to explore and develop the properties are subject to specific requirements and obligations. If the Corporation fails to satisfy such requirements and obligations and there is a material breach of such contracts, such contracts could, under certain circumstances, be terminated. The termination of any of the Corporation's contracts granting rights in respect of the properties would have a material adverse effect on the Corporation, including the Corporation's financial condition.

Dependence on management and key personnel

The Corporation is highly dependent upon its executive officers and key employees, and the success of the Corporation will be largely dependent upon the performance of such officers and key employees. In particular, the Corporation's Chief Executive Officer, Jean Claude Gandur, has a number of key relationships that are important to the Corporation's business. The unexpected loss of the services of Mr. Gandur or other executive officers or key personnel could have a material adverse effect on the Corporation. The Corporation does not maintain key man life insurance on any of its employees. In assessing the risk of an investment in the Common Shares, potential investors should recognize that they are relying on the ability and integrity of the management of the Corporation.

Difficulties in marketing oil and natural gas

The marketability of any oil and natural gas acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines to deliver oil and natural gas to commercial markets. For example, the majority of the Corporation's produced associated natural gas in Nigeria is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Corporation may also be affected by deliverability uncertainties related to the proximity of its other reserves to pipelines and processing facilities, the availability of or operational problems with such pipelines and facilities, and as a consequence of extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

Risks associated with affiliated company marketing agreement

In conducting its business, the Corporation will continue to rely on ABV to purchase and sell the majority of the crude oil the Corporation produces under the Crude Oil Supply Agreements. Both the Corporation and ABV have the right to terminate any of the Crude Oil Supply Agreements should the

counterparty a) commit any material breach or persistent breaches of the Crude Oil Supply Agreements, b) become insolvent under the provisions of any relevant law or c) fail to pay any monies owing to the party within 7 days of being requested to do so. The Corporation also has the right to terminate any of the Crude Oil Supply Agreements on not less than ninety days prior written notice to ABV upon the Corporation's decision. If the Corporation's agreements with ABV terminate for any reason, the Corporation may be unable to enter into a relationship with another purchaser and seller of its crude oil on a timely basis or on acceptable terms, which could materially adversely affect the Corporation's business, results of operations or financial condition.

Risks associated with shared trademark and trade name

The Corporation shares a trademark and a trade name with AOG and many of AOG's subsidiaries. AOG engages in petroleum trading and distribution, and mining activities throughout Africa and in Eastern Europe, and it has subsidiaries, local branches and commercial representation bureaus throughout Africa and in Europe and Asia. Many of the countries in which AOG operates have experienced high levels of governmental and business corruption and other illegal activity. AOG and its officers, directors and employees have been and may in the future be, the subject of press speculation, governmental investigations and other accusations of corrupt practices or other illegal activities, including improper payments to individuals of influence. For example, AFSARL, a subsidiary of AOG, was referred to in the United Nations Oil-for-Food Report, however, neither the Corporation nor AOG has ever participated in any payments that contravene the rules of the United Nations Oil-for-Food Programme. Issues arising from the United Nations Oil-for-Food Programme may be the subject of investigation by national authorities.

Pursuant to the Trademark Agreement, the Corporation intends to continue identifying itself using names and logos that indicate a relationship with AOG. Given that the Corporation shares a trademark and trade name with AOG and with many members of the AOG group, any adverse development affecting the trademark, trade name or reputation of any of those companies could have a material adverse effect on the business, goodwill or reputation of the Corporation.

Risks associated with future financing

Depending on future exploration, development, production or acquisition plans, the Corporation may require additional financing. The ability of the Corporation to arrange such financing in the future will depend in part upon prevailing market conditions as well as the business performance of the Corporation. If the Corporation's revenues or reserves decline, it may not have the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. Transactions financed partially or wholly with debt may increase the Corporation's debt levels above industry standards. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's business and financial condition. If additional financing is raised by the issuance of shares from treasury of the Corporation, control of the Corporation may change and shareholders may suffer dilution.

Labour or other unplanned production disruptions

The Corporation has a significant number of staff belonging to certain trade unions which have a record of occasional industrial action. The presence of trade unions may limit the Corporation's flexibility in dealing with its staff. If there is a material disagreement between the Corporation and its trade unions, the

Corporation's operations could suffer an interruption or shutdown that could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Risks related to the Corporation's present stage and speed of development

The Corporation has experienced significant growth and development in a relatively short period of time and expects to continue to grow as production increases from its oil reserves. Management of that growth requires, among other things, stringent control of financial system and operations, the continued development of management controls, the training of new personnel and continued access to funds to finance this growth. Failure to successfully manage the Corporation's expected growth and development could have a material adverse effect on the Corporation's business, results of operations or financial condition.

Risks associated with future litigation

From time to time, the Corporation is subject to litigation arising out of its operations. Damages claimed under such litigation may be material or may be indeterminate, and the outcome of such litigation may materially impact the Corporation's business, results of operations or financial condition. While the Corporation assesses the merits of each lawsuit and defends itself accordingly, it may be required to incur significant expenses or devote significant resources to defending itself against such litigation. In addition, the adverse publicity surrounding such claims may have a material adverse effect on the Corporation's business.

Risks inherent in the Corporation's diversification and acquisition strategies

The Corporation intends to acquire additional oil and gas properties. Although the Corporation performs a review of properties prior to acquiring them that it believes is consistent with industry practices, such reviews are inherently incomplete. It generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its due diligence efforts on higher valued properties and will sample the remainder. However, even an in-depth review of all properties and records may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and capabilities. Inspections may not be performed on every well, and structural or environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. The Corporation may be required to assume pre-closing liabilities, including environmental liabilities, and may acquire interests in properties on an "as is" basis. In addition, competition for the acquisition of prospective oil properties is intense, which may increase the cost of any potential acquisition. To date the Corporation's exploration and development activities have principally been based in Nigeria, Gabon and nearby areas in West Africa as well as the Kurdistan Region of Iraq, and the Corporation's limited presence in other regions may limit its ability to identify and complete acquisitions in other geographic areas. There can be no assurance that any acquisition by the Corporation will be successful.

Risks associated with commodity hedging activities

The nature of the Corporation's operations results in exposure to fluctuations in commodity prices and interest rates. The Corporation monitors its exposure to these fluctuations and, where appropriate, it has in the past and may continue to use derivative financial instruments such as physical purchase and sales contracts, forwards, futures, swaps and options for non-trading purposes to manage its exposure to these risks. The terms of these derivative instruments may limit the benefit of commodity price increases and changes in interest rates and currency value which are otherwise favourable to the Corporation and may result in financial or opportunity loss due to delivery commitments and counterparty risks associated with the

contracts. Utilization of derivative financial instruments may introduce increased volatility into the Corporation's reported net earnings. If the Corporation enters into hedging arrangements, it may suffer financial loss if it is unable to commence operations on schedule or is unable to produce sufficient quantities of oil to fulfill its obligations.

Risks associated with joint ventures

The Corporation has entered into joint ventures in respect of its Cameroon, Gabon, JDZ, Taq Taq and Okwok properties. The Corporation may suffer unexpected costs or other losses if a joint venture partner does not meet its obligations. It is also possible that the interests of the Corporation and those of its joint venture partners are not aligned resulting in project delays, additional costs or disagreements, which could adversely affect the Corporation's business.

Risks relating to the petroleum industry

Volatility of commodity prices

The Corporation's business, results of operations or financial condition and future growth are substantially dependent on the prevailing prices for its petroleum production. Historically, the markets for petroleum have been volatile and such markets are likely to continue to be volatile in the future. Prices for oil are based on world supply and demand and are subject to large fluctuations in response to relatively minor changes to the demand for oil, whether the result of uncertainty or a variety of additional factors beyond the control of the Corporation, including actions taken by OPEC and its adherence to agreed production quotas, war, terrorism, government regulation, social and political conditions in oil producing countries generally and in Nigeria, Gabon and Iraq specifically, economic conditions, prevailing weather patterns and the availability of alternative sources of energy. It is impossible to accurately predict future crude oil and natural gas price movements. Accordingly, crude oil and natural gas prices may not remain at their current levels. Any substantial decline in the price of petroleum could have a material adverse effect on the Corporation's revenues, operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices will be sustained at levels which will enable the Corporation to operate profitably.

Any substantial decline in oil prices may require the Corporation to write down certain of its assets. Under Canadian GAAP, the net capitalized cost of oil and gas properties may not exceed a "ceiling limit", which is based, in part, upon estimated future net cash flows from reserves. If the net capitalized costs exceed this limit, the Corporation must charge the amount of the excess against earnings. As oil prices decline, the Corporation's net capitalized cost may approach or exceed this cost ceiling, resulting in a charge against earnings. While a write down would not directly affect cash flow, the charge to earnings could be viewed unfavourably in the market or could limit the Corporation's ability to borrow funds or comply with covenants contained in current or future credit agreements or other debt instruments.

Increased materials and services costs

The Corporation relies on oil field suppliers and contractors to provide materials and services in conducting the exploration and production business of the Corporation. Any substantial increase in the world-wide prices of commodities, such as steel, and competitive pressures on the oil field suppliers could result in a material increase of costs for the materials and services required by the Corporation to conduct its business. In addition, due to the high global demand, the cost of oil field services and goods has increased significantly in recent years compared to prior years and could continue to increase. Future increases could

have a material adverse effect on the Corporation's operating income, cash flows and borrowing capacity and may require a reduction in the carrying value of the Corporation's properties, its planned level of spending for exploration and development and the level of its reserves. No assurance can be given that prices for materials and services will be sustained at levels which will enable the Corporation to operate profitably.

Environmental laws and regulations

Extensive national, state, and local environmental laws and regulations in jurisdictions in which the Corporation operates affect nearly all of its operations. These laws and regulations set various standards regulating certain aspects of health and environmental quality, provide for civil and criminal penalties and other liabilities for the violation of such standards and establish in certain circumstances obligations to remediate current and former facilities and locations where operations are or were conducted. In addition, special provisions may be appropriate or required in environmentally sensitive areas of operation. There can be no assurance that the Corporation will not incur substantial financial obligations in connection with environmental compliance.

Significant liability could be imposed on the Corporation for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of property purchased by the Corporation, acts of sabotage or non-compliance with environmental laws or regulations. Such liability could have a material adverse effect on the Corporation. Moreover, the Corporation cannot predict what environmental legislation or regulations will be enacted in the future or how existing or future laws or regulations will be administered or enforced. Compliance with more stringent laws or regulations, or more vigorous enforcement policies of any regulatory authority, could in the future require material expenditures by the Corporation for the installation and operation of systems and equipment for remedial measures, any or all of which may have a material adverse effect on the Corporation.

As a party to various Production Sharing Contracts and agreements, the Corporation may have an obligation to restore producing fields to a condition acceptable to the authorities at the end of these fields' commercial lives. Each party to such contracts or concession is typically liable for its share of the cost of decommissioning infrastructure installed under that contract or concession. In respect of the Corporation's producing properties that are located offshore, the costs to decommission offshore wells may be substantial. These costs are payable at a time when assets are no longer generating cash flow. Although the Corporation makes an accounting provision for decommissioning and site restoration costs, there are no immediate plans to establish a reserve account for these potential costs in respect of any of the Corporation's current properties or facilities. Rather, the costs of decommissioning are expected to be paid from the proceeds of production in accordance with the practice generally employed in onshore and offshore oilfield operations. There can, however, be no assurance that the proceeds from production will be sufficient to meet the costs of decommissioning at the time when required to be incurred. The use of other funds to satisfy such decommissioning costs could have a material adverse effect on the Corporation's financial position.

Discrepancies between estimates of oil reserve and oil and gas resource data and actual production, revenue and expenditure

There are numerous uncertainties inherent in estimating quantities of proved, probable and possible reserves and prospective and contingent resources and cash flows to be derived therefrom, including many factors beyond the control of the Corporation. The reserves, resources and cash flow information set forth in this AIF represent estimates only. In general, estimates of economically recoverable oil reserves and the future net cash flow therefrom are based on a number of factors and assumptions made as of the date on which the reserves estimates were determined, such as geological and engineering estimates (which have

inherent uncertainties), historical production from the properties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from actual results. All such estimates are, to some degree, uncertain and classifications of reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the economically recoverable oil reserves attributable to any particular group of properties, the classification of such reserves based on risk recovery and estimates of future net revenues expected therefrom, prepared by different engineers or by the same engineers at different times, may vary substantially. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to the Corporation's reserves will likely vary from such estimates, and such variances could be material.

Estimates with respect to reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves, rather than upon actual production history. Estimates based on these methods generally are less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated or actually recovered reserves.

The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated proved oil reserves attributable to the Corporation's properties. The estimated discounted future cash flow from proved reserves are based upon price and cost estimates, which may vary from actual prices and costs and such variance could be material. Actual future net cash flows will also be affected by factors such as the amount and timing of actual production, supply and demand for oil, curtailments or increases in consumption by purchasers and changes in governmental regulations or taxation.

Demand for appropriate drilling and related equipment

Oil and natural gas development and exploration activities are dependent on the availability of drilling and related equipment in the particular areas where such activities are conducted. Demand for limited equipment such as drilling rigs or access restrictions may affect the availability of such equipment to the Corporation and may delay its development and exploration activities. In the areas in which the Corporation operates there is significant demand for drilling rigs and other equipment. Failure by the Corporation to secure necessary equipment could adversely affect the Corporation's business, results of operations or financial condition.

Highly competitive nature of the oil and gas industry

The oil and gas industry is intensely competitive in all its phases. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas, including oil and gas companies that possess greater technical, physical and financial resources. Many of these competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on an international basis. The Corporation also competes with other companies to attract and retain experienced skilled management and oil professionals. If the Corporation is unsuccessful in competing against other companies, its business, results of operations or financial condition would be materially adversely affected.

Foreign exchange, inflation, and interest rate risks

Most of the Corporation's revenue is received in or referenced to US dollar denominated prices, while the majority of the Corporation's expenditures are denominated in US dollars, Nigerian naira, Swiss francs, Euros and Central African CFA francs. The Corporation's accounts are prepared in United States dollars and dividends, if paid, will be paid in Canadian dollars. The Corporation is subject to inflation in the

countries in which it operates and fluctuations in the rates of currency exchange between the United States dollar and these currencies. While such inflation does not currently impact the Corporation, future fluctuations may materially affect the Corporation's business, results of operations or financial condition. Consequently, construction, exploration, development, administration and other costs may be higher than the Corporation anticipates.

In addition, the Corporation has a United States dollars denominated senior debt facility. Fluctuations in the exchange rate between the US dollar and other currencies could result in realized and unrealized losses on this and other US dollar denominated long-term debt. Any increase in relevant interest rates will increase the amount the Corporation pays to service debt.

Risks relating to the countries in which the Corporation currently operates and may operate in the future

Political, economic and other risks

The Corporation's current oil production activities are located entirely in Nigeria and Gabon. It is also currently pursuing exploration and development activities in Cameroon, the JDZ and the Kurdistan Region of Iraq. Exploration and development activities in such countries may require protracted negotiations with host governments, national oil companies and third parties and may be subject to economic and political considerations such as the risks of war, actions by terrorist or insurgent groups, community disturbances, expropriation, nationalization, renegotiation, forced change or nullification of existing contracts or royalty rates, unenforceability of contractual rights, changing taxation policies or interpretations, adverse changes to laws (whether of general application or otherwise) or the interpretation thereof, foreign exchange restrictions, inflation, changing political conditions, the death or incapacitation of political leaders, local currency devaluation, currency controls, and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any of these or similar factors could have a material adverse effect on the Corporation's business, results of operations or financial condition. If a dispute arises in connection with foreign operations, the Corporation may be subject to the exclusive jurisdiction of foreign courts or foreign arbitration tribunals or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of Canada.

Under the International Court of Justice ruling of October 2002, the border between Nigeria and Cameroon was fixed such that a part of OML123, including the Bogi Platform, is now located in Cameroon. On June 12, 2006, the presidents of Nigeria and Cameroon signed an agreement which provides for the withdrawal of Nigerian troops within 60 days from the Bakassi Peninsula, with a possible 30 day extension. However, previous agreements to finalize the International Court of Justice's decision have fallen through, including one which was to have seen the final transfer of authority from Nigeria to Cameroon take place between June 15 and September 15, 2004. Accordingly, the Corporation's business and financial affairs could be materially affected by any actions taken in contravention of the agreement reached on June 12, 2006.

Addax Petroleum is monitoring the impact of Turkish military action in the border region of Turkey and the Kurdistan region of Iraq as recently as February and March 2008. While the situation is under constant review, Addax Petroleum does not anticipate an impact to capital expenditures in the Kurdistan region of Iraq in the short-term.

Risk of criminal or terrorist actions

Oil and gas companies operating in countries such as Nigeria, Gabon, Cameroon and Iraq may be targets of criminal or terrorist actions. Criminal or terrorist action against the Corporation, its properties or facilities could have a material adverse effect on the Corporation's business, results of operation or financial condition. In addition, the possible threat of criminal or terrorist actions against the Corporation could have a material adverse effect on the ability of the Corporation to raise capital or to adequately staff its operations or could substantively increase the costs of doing so. For example, in January 2007 an employee of Petrostuff Nigeria Ltd. working as a contractor on the Corporation's Akam oil production platform on OML123 was abducted and murdered, and in February 2008 an on-duty police officer was shot and killed and two Addax Petroleum employees were robbed at gunpoint during an incident at an apartment compound in Lagos. While the Corporation regards these incidents as isolated events that it believes are not indicative of the quality of its relationships with the local communities, no assurance can be given that similar incidents will not occur in the future.

Relinquishment obligations under applicable legislation and the terms of Production Sharing Contracts

Pursuant to the terms of the Nigeria PSCs, Addax Petroleum is required, not later than five years from the effective date of the PSC, to relinquish 50 per cent of the contract area (excluding any areas in which petroleum had been discovered in commercial quantities) pursuant to mutual agreement between NNPC and the Corporation. Subsequent to the date required for such relinquishment, the OPLs under which the Corporation held the areas were converted to OML123, OML124, OML126 and OML137. The conversions of OML123, OML124 and OML126 did not include any relinquishment of the respective contract areas. The Corporation has obtained legal advice to the effect that, as the conversion from the previous OPLs into OML123, OML 124 and OML126 required the consent of NNPC, the obligation under the PSC to relinquish the area is no longer effective. However, there is a risk that NNPC could in the future request such relinquishment. In the case of OML137, 50 per cent of the contract area was relinquished upon conversion from the previous OPL.

In addition, in accordance with the *Petroleum Act*, 50 per cent of the area covered by an OML must be relinquished within ten years of the date of grant of the OML. OML123 and OML124 were granted in July 2002. OML126 was granted effective November 2004 and OML137 was granted in 2007. All the licenses contain such relinquishment provisions. There can be no assurance that the area proposed by the Corporation for relinquishment will be accepted by the government, and there is a risk that such relinquishment may necessarily contain reserves already booked by the Corporation, leading to a restatement of its reserves.

The Ngosso license contains a change of control provision which provides that "if [the State], pursuant to Article 34 of the Petroleum Regulations shall have become aware of changes in the factors constituting control of the Contractor or of an entity comprising Contractor, [the State] may, within 90 days order the latter to take all necessary steps in order to terminate the operations which led to such changes". Accordingly, any change of control in the Corporation could have an adverse effect on the Corporation's operations in Cameroon.

In addition, certain Gabonese Production Sharing Contracts may contain mandatory relinquishment provisions upon entering into subsequent exploration phases.

Crime and governmental or business corruption

The Corporation operates and conducts business in Nigeria, Gabon, Cameroon, the JDZ, the Kurdistan Region of Iraq and other countries or regions which have experienced high levels of governmental and business corruption and other criminal activity. The Corporation and its officers, directors and employees have been, and may in the future be, the subject of press speculation, government investigations and other accusations of corrupt practices or illegal activities, including improper payments to individuals of influence. The Nigerian Government is reported to be conducting corruption and other investigations into the oil industry in Nigeria. The Corporation is not aware of any current investigations specific only to the Corporation or any adverse findings against it, its directors, officers or employees or any member of the AOG group, other than as disclosed below.

Although the Corporation's policy mandates strict compliance with internal policies and applicable laws which prohibit corrupt payments to government officials or other businesses or persons, there is no assurance that such internal policies and procedures have been or will be adhered to by its employees. For example, two former employees of AOG, who were also directors of subsidiaries of the Corporation and had senior level responsibilities for AOG's operations in Nigeria, were convicted in Switzerland in 2000 and fined for money laundering of proceeds tied to the embezzlement of public funds related to the regime of former Nigerian President Abacha. Neither the Corporation nor AOG were charged in Switzerland, Nigeria or elsewhere in connection with the activities of these former employees.

Findings against the Corporation, its directors, officers or employees, or their involvement in corruption or other illegal activity could result in criminal or civil penalties, including substantial monetary fines, against the Corporation, its directors, officers or employees. Any government investigations or other allegations against the Corporation, its directors, officers or employees, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Corporation's reputation and its ability to do business, including affecting its rights under the various PSCs or through the loss of key personnel, and could materially adversely affect its financial condition and results of operations. Furthermore, alleged or actual involvement in corrupt practices or other illegal activities by AOG, the joint venture partners of the Corporation or others with whom the Corporation conducts business, could also significantly damage the Corporation's reputation and business and materially adversely affect the Corporation's financial condition and results of operations.

Uncertainty regarding interpretation and application of foreign laws and regulations

The jurisdictions in which the Corporation operates may have less developed legal systems than more established economies, which may result in risks such as: (i) effective legal redress in the courts of such jurisdictions being more difficult to obtain, whether in respect of a breach of law or regulation, or an ownership dispute; (ii) a higher degree of discretion on the part of governmental authorities; (iii) the lack of judicial or administrative guidance on interpreting applicable rules and regulations; (iv) inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or (v) relative inexperience of the judiciary and courts in such matters. Enforcement of laws in some of the jurisdictions in which the Corporation operates may depend on and be subject to the interpretation placed upon such laws by the relevant local authority, and such authority may adopt an interpretation of an aspect of local law which differs from the advice that has been given to the Corporation. There can be no assurance that the Corporation's contracts, joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities and the effectiveness of and enforcement of such arrangements in these jurisdictions. In certain jurisdictions, the commitment of local businesses, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may

be more uncertain and may be susceptible to revision or cancellation, and legal redress may be uncertain or delayed.

In the countries in which the Corporation does business - currently Nigeria, Cameroon, Gabon and the Kurdistan Region of Iraq - the state generally retains ownership of the minerals and consequently retains control of (and in many cases, participates in) the exploration and production of hydrocarbon reserves. Accordingly, the Corporation's operations may be materially affected by host governments through royalty payments, export taxes and regulations, surcharges, value added taxes, production bonuses and other charges to a greater extent than would be the case if its operations were largely in countries where mineral resources are not predominantly state owned. In addition, transfers of interests typically require government approval, which may delay or otherwise impede transfers, and the government may impose obligations on the Corporation to complete minimum work within specified timeframes. In the future, the Corporation may extend its interests in operations to other countries where similar circumstances may exist.

The legislative framework for the oil and gas industry in Iraq is in the early stages of development and it is not certain how the provisions of the recently adopted Iraqi constitution and proposed Federal Oil Law will be interpreted and applied. Unfavourable interpretations or applications of the Iraqi constitution or the legislative framework with respect to the oil and gas industry could have a materially adverse effect on the Corporation's interests in Iraq.

Compliance with foreign regulatory regimes

The Corporation is subject to extensive government laws and regulations governing prices, taxes, royalties, allowable production, waste disposal, pollution control and similar environmental laws, the export of oil and many other aspects of the oil business.

Although the Corporation believes it has good relations with the current governments of Nigeria, Gabon, Cameroon, Iraq and the Kurdistan Region of Iraq, there can be no assurance that the actions of present or future governments in these countries, or of governments of other countries in which the Corporation may operate in the future, will not materially adversely affect the business or financial condition of the Corporation.

While the Nigeria PSCs do not include the right to produce and sell natural gas, Addax Petroleum does produce a significant amount of natural gas associated with oil production. The majority of the Corporation's produces associated natural gas in Nigeria is currently flared, as there is no established market in which to sell the natural gas, nor does the Corporation have the necessary facilities to capture or transport natural gas. The Nigerian Government has announced what is commonly referred to as the "Flares Down" policy that will require petroleum producers to reduce or eliminate the amount of natural gas that is flared in petroleum production. The Nigerian Government has not officially announced any details of how this policy will be implemented and has not enacted any legislation implementing the policy. Consequently, no assurances can be given that the Corporation will be able to comply with such "Flares Down" policy.

Production constraints and export quotas

Nigeria and Iraq are members of OPEC, and the Corporation may operate in other OPEC-member countries in the future. Production in OPEC-member countries can be constrained from time to time by OPEC production quotas. In Nigeria, NNPC allocates production quotas among oil producers in Nigeria based on the aggregate of the technical production limits per well for a producer as negotiated between the producer and the Nigerian government. If the aggregate of all the producers' technical production limits exceeds Nigeria's OPEC quota, the production allocations among the producers are reduced pro rata. The

Corporation has historically exceeded its production allocation but has applied for and been granted additional quota from the Nigerian government for all of its excess oil production. There can be no assurance that if the Corporation exceeds its allocated quota in the future that it will continue to receive additional quota from the Nigerian government.

In addition to OPEC production quotas, oil producing countries can also implement export quotas. The Corporation may be constrained in exporting oil that it produces in the future due to the imposition of export quotas.

Risks to US common shareholders if the Corporation is subject to US government imposed sanctions

US economic sanctions may be imposed on US holders of Common Shares or the Corporation in connection with future operations in countries subject to US economic sanctions, such as Iran. To date, the Corporation has only had discussions with the Iranian national oil company regarding certain projects. Two US sanctions programs, the Iranian Transactions Regulations ("**ITR**") and the Iran and Libya Sanctions Act ("**ILSA**"), may potentially apply to the Corporation's future activities in Iran if the Corporation decides to undertake substantive activities in that country.

The ITR, which are administered by the Office of Foreign Assets Control ("**OFAC**") of the US Treasury Department, apply only to US persons and thus would not apply to the Corporation. However, the ITR may apply to US holders of Common Shares. The Corporation has taken steps it feels are sufficient to mitigate the risk to US holders but there can be no assurance that such steps will be successful. If the OFAC takes a different view of these steps and pursues enforcement of the ITR, US holders may be subject to a range of civil and criminal penalties. The imposition of such penalties may have a material adverse effect on the price of the Common Shares.

The ILSA grants the US President authority to impose sanctions against persons or entities found by the President to have knowingly made investments in Iran's petroleum industry of $20 million or more in any twelve month period. Sanctions could include restrictions on obtaining credit from US financial institutions and the US export import bank and on the ability of the Corporation to procure goods, services and technology from the US. To date, the Corporation has not invested the requisite amount in Iran to trigger ILSA sanctions. Additionally, the Corporation understands that the US government has not yet imposed any sanctions under ILSA, despite having a number of foreign investment projects in Iran under investigation.

The Corporation may in the future invest sufficient money in activities in Iran to trigger ILSA and cannot predict future interpretation of ILSA by the US government regarding any such future activities. It is possible that the US President may determine that these future activities constitute violations of ILSA and subject the Corporation to sanctions. The imposition of sanctions could have an adverse impact on the Corporation's business, results of operations or financial condition.

Other Risks

The controlling shareholder and President and Chief Executive Officer of the Corporation are able to exercise significant control over the affairs of the Corporation.

As of the date of this AIF, AOG Holdings BV owns and controls 55,241,829 Common Shares representing approximately 35.6 per cent of the aggregate voting shares of the Corporation. AOG Holdings BV is an indirect wholly owned subsidiary of AOG which is indirectly controlled by Jean Claude Gandur, the President and Chief Executive Officer of the Corporation. This allows AOG Holdings BV, and thereby Jean Claude Gandur, to control substantially all the actions taken by the shareholders of the Corporation,

including the election of directors. AOG Holdings BV, and thereby Jean Claude Gandur, currently has sufficient voting power to, among other things, delay, deter or prevent a change in control of the Corporation that might otherwise be beneficial to its shareholders and may also discourage acquisition bids for the Corporation and limit the amount certain investors may be willing to pay for the Common Shares.

Certain directors and senior management of the Corporation hold positions with AOG and other companies, some of which operate in the petroleum industry. These other positions could create, or appear to create, potential conflicts of interest when these directors and senior management are faced with decisions that could have different implications for the Corporation and their other business interests. In the past, the Corporation has appointed committees of independent directors to evaluate opportunities where conflicts of interest exist or are perceived to exist, and the Corporation will continue to deal with conflicts in this fashion. Although the Corporation expects that such conflicts will be handled in accordance with the CBCA and its corporate governance policies, there is no assurance that all conflicts will be adequately addressed.

The Corporation has entered into an agreement with AOG in which AOG has agreed to conduct its upstream petroleum business entirely through the Corporation, to not compete with the Corporation in such business and to offer the Corporation any upstream petroleum business opportunities made available to AOG, in each case so long as AOG and Jean Claude Gandur together own not less than 25 per cent of the issued and outstanding Common Shares. It is nonetheless possible that other conflicts could arise that may ultimately be resolved in a manner unfavourable to the Corporation.

Sales of Common Shares by controlling and significant shareholder(s) could have an adverse effect on the price of the Common Shares.

During 2006 and subsequent to the IPO, AOG proposed a reorganization of AOG that gave shareholders the ability to exchange their AOG shares for Common Shares of Addax Petroleum and other consideration. Certain shareholders of AOG elected to exchange their AOG shares in return for approximately 46.1 million Common Shares. In addition, in 2007 AOG entered into agreements with various shareholders whereby AOG exchanged approximately 8 million Common Shares of Addax Petroleum in return for redemption of AOG shares. As of the date of this AIF, the shareholders of AOG who elected to exchange their AOG shares for Common Shares have all received their Common Shares and are not subject to any contractual restrictions imposed by AOG or Addax Petroleum regarding the sale of their Common Shares. The Corporation cannot predict whether substantial numbers of the Common Shares received by AOG shareholders will be sold in the open market. Sales of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

As of the date of this AIF, AOG Holdings BV owns and controls 55,241,829 Common Shares of Addax Petroleum representing approximately 35.5 per cent of the issued and outstanding Common Shares. AOG Holdings BV is an indirect wholly owned subsidiary of AOG which is indirectly controlled by Jean Claude Gandur, the President and Chief Executive Officer of Addax Petroleum. The Corporation cannot predict whether AOG Holdings BV will sell any of the Common Shares it holds in the open market. Sales by AOG Holdings BV of a large number of the Common Shares in the public markets, or the potential for such sales, could decrease the trading price of the Common Shares and could impair the Corporation's ability to raise capital through future offerings of Common Shares.

Risks related to the Corporation's holding company structure

The Corporation holds all of its assets in its wholly owned subsidiary, APHL. In the event of insolvency, liquidation or other reorganization of APHL, the holders of the Common Shares will have no right to proceed against the assets of APHL or to cause the liquidation or bankruptcy of the company under applicable bankruptcy laws. Creditors of APHL would be entitled to payment in full from such assets before the Corporation, as a shareholder, would be entitled to receive any distribution therefrom. Claims of creditors of APHL will have priority with respect to the assets and earnings of APHL over the claims of the Corporation, except to the extent that the Corporation may itself be a creditor with recognized claims against APHL ranking at least *pari passu* with such other creditors, in which case the claims of the Corporation would still be effectively subordinate to any mortgage or other liens on the assets of APHL and would be subordinate to any indebtedness of APHL.

PETROLEUM RESERVES AND OPERATIONAL MATTERS

Petroleum Reserves and Other Resources

The tables below summarize the petroleum reserves, other resources not currently classified as reserves, and the present value of future net revenue associated with Addax Petroleum's reserves evaluated in the Reserve Report prepared by NSAI, independent oil and natural gas reservoir engineers, based on forecast and constant prices and costs assumptions presented in accordance with National Instrument 51-101 — *Standards of Disclosure for Oil and Gas Activities*. The tables summarize the data contained in the Reserve Report and, as a result, may contain slightly different numbers than the Reserve Report due to rounding. Future net revenue values, whether calculated without discount or using a discount rate, are estimated values and do not represent fair market value. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserves estimates of Addax Petroleum's petroleum reserves provided herein are estimates only and there is no assurance that the estimated reserves will be recovered. Actual petroleum reserves may be greater than or less than the estimates provided herein. The estimates of reserves and future net revenue for individual properties included in this report may not reflect the same confidence level as estimates of revenue for all properties, due to the effects of aggregation.

The petroleum reserves of the Corporation are comprised of light to medium oil reserves only in Nigeria, Gabon and the Kurdistan Region of Iraq. The Corporation's Nigerian Production Sharing Contracts do not include the right to produce and sell natural gas and therefore the Corporation's reserve evaluations do not include any natural gas reserves. The Production Sharing Contracts in Nigeria and the Production Sharing Agreement in the Kurdistan Region of Iraq contain natural gas utilization clauses which permit the Corporation to participate in commercial natural gas development if and when it occurs. The Corporation's Production Sharing Contracts in Gabon treat commercial natural gas in effectively the same manner as crude oil.

The Corporation also undertakes exploration operations on its properties in Cameroon, the JDZ and OPL291 offshore Nigeria for which there are no reserves as at December 31, 2007.

Oil Reserves and Future Net Revenues Based on Forecast Prices and Costs as at December 31, 2007(8)(9)(10)(12)(13)(15)(16)

	Crude Oil Reserves (7)		Estimated Net Present Values of Future Net Revenue Before Taxes Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes(14) Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MMbbl)		($million)					($million)				
Proved(1)												
Developed Producing(2)												
Nigeria	85.9	75.3	5,187	4,794	4,468	4,192	3,596	1,894	1,759	1,645	1,547	1,462
Gabon	34.1	19.0	1,036	942	865	801	747	984	898	827	767	716
Kurdistan Region of Iraq	–	–	–	–	–	–	–	–	–	–	–	–
Total Developed Producing	**120.0**	**94.3**	**6,222**	**5,736**	**5,333**	**4,993**	**4,703**	**2,878**	**2,657**	**2,471**	**2,314**	**2,179**
Developed Non-Producing(3)												
Nigeria	14.2	12.6	787	659	561	485	425	241	204	175	152	133
Gabon	2.4	1.8	83	71	62	54	48	66	57	50	44	39
Kurdistan Region of Iraq	–	–	–	–	–	–	–	–	–	–	–	–
Total Developed Non-Producing	**16.6**	**14.3**	**870**	**730**	**623**	**539**	**472**	**307**	**261**	**225**	**196**	**172**
Undeveloped(4)												
Nigeria	54.1	46.3	2,971	2,516	2,163	1,883	1,657	941	795	680	589	514
Gabon	42.7	21.8	1,222	1,014	860	742	650	1,166	971	825	713	625
Kurdistan Region of Iraq	–	–	–	–	–	–	–	–	–	–	–	–
Total Undeveloped	**96.7**	**68.1**	**4,193**	**3,530**	**3,022**	**2,625**	**2,307**	**2,107**	**1,766**	**1,506**	**1,302**	**1,139**
Total Proved	**233.3**	**176.7**	**11,286**	**9,996**	**8,978**	**8,157**	**7,483**	**5,291**	**4,684**	**4,202**	**3,811**	**3,490**
Probable(5)												
Nigeria	108.5	91.4	5,708	4,512	3,638	2,984	2,485	1,929	1,485	1,159	915	730
Gabon	30.3	15.5	680	528	420	339	277	643	500	397	320	261
Kurdistan Region of Iraq	74.6	21.8	1,001	794	640	522	431	1,001	794	640	522	431
Total Probable	**213.4**	**128.8**	**7,389**	**5,835**	**4,697**	**3,845**	**3,193**	**3,573**	**2,779**	**2,196**	**1,757**	**1,422**
Total Proved plus Probable	**446.7**	**305.5**	**18,674**	**15,831**	**13,676**	**12,002**	**10,676**	**8,864**	**7,463**	**6,398**	**5,569**	**4,912**
Possible(6)												
Nigeria	86.1	67.3	4,832	3,846	3,135	2,608	2,208	1,340	1,042	832	679	564
Gabon	18.8	8.9	464	324	234	175	134	442	309	224	167	128
Kurdistan Region of Iraq	28.8	8.3	288	193	133	93	66	288	193	133	93	66
Total Possible	**133.6**	**84.4**	**5,584**	**4,363**	**3,502**	**2,876**	**2,408**	**2,070**	**1,545**	**1,188**	**938**	**758**
Total Proved plus Probable plus Possible	**580.3**	**389.9**	**24,258**	**20,194**	**17,178**	**14,878**	**13,084**	**10,934**	**9,008**	**7,586**	**6,507**	**5,670**

Oil Reserves and Future Net Revenues Based on Constant Prices and Costs as at December 31, 2007[8][9][11][12][15][16]

	Crude Oil Reserves [7]		Estimated Net Present Values of Future Net Revenue Before Taxes					Estimated Net Present Values of Future Net Revenue After Taxes[14]				
			Discounted at					Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MMbbl)		($million)					($million)				
Proved[1]												
Developed Producing[2]												
Nigeria	87.7	76.5	5,780	5,299	4,905	4,577	4,299	2,023	1,865	1,733	1,622	1,527
Gabon	34.6	18.9	1,185	1,065	968	889	823	1,128	1,017	927	852	790
Kurdistan Region of Iraq	–	–	–	–	–	–	–	–	–	–	–	–
Total Developed Producing	**122.3**	**95.4**	**6,965**	**6,363**	**5,872**	**5,465**	**5,121**	**3,152**	**2,882**	**2,660**	**2,475**	**2,317**
Developed Non-Producing[3]												
Nigeria	15.4	13.5	964	791	663	566	490	259	218	187	162	141
Gabon	2.5	1.8	102	86	74	64	56	83	71	61	54	47
Kurdistan Region of Iraq	–	–	–	–	–	–	–	–	–	–	–	–
Total Developed Non-Producing	**17.9**	**15.3**	**1,066**	**877**	**737**	**630**	**546**	**342**	**289**	**248**	**215**	**188**
Undeveloped[4]												
Nigeria	54.1	46.1	3,416	2,882	2,469	2,144	1,882	1,046	879	748	644	560
Gabon	42.4	21.0	1,408	1,159	977	840	733	1,349	1,115	942	810	707
Kurdistan Region of Iraq	–	–	–	–	–	–	–	–	–	–	–	–
Total Undeveloped	**96.5**	**67.1**	**4,824**	**4,042**	**3,447**	**2,983**	**2,615**	**2,395**	**1,994**	**1,690**	**1,454**	**1,267**
Total Proved	**236.7**	**177.8**	**12,855**	**11,283**	**10,057**	**9,078**	**8,283**	**5,889**	**5,165**	**4,598**	**4,144**	**3,773**
Probable[5]												
Nigeria	105.7	88.3	6,644	5,260	4,247	3,488	2,907	2,210	1,697	1,324	1,046	835
Gabon	30.3	14.9	805	627	498	403	331	768	597	475	384	314
Kurdistan Region of Iraq	74.6	20.7	1,138	907	733	600	497	1,138	907	733	600	497
Total Probable	**210.6**	**123.9**	**8,587**	**6,793**	**5,478**	**4,491**	**3,735**	**4,116**	**3,201**	**2,531**	**2,029**	**1,645**
Total Proved plus Probable	**447.2**	**301.7**	**21,442**	**18,075**	**15,534**	**13,570**	**12,018**	**10,005**	**8,367**	**7,129**	**6,173**	**5,418**
Possible[6]												
Nigeria	85.7	66.6	5,508	4,381	3,567	2,964	2,506	1,466	1,141	910	742	617
Gabon	18.6	8.4	540	380	277	208	160	519	366	267	200	154
Kurdistan Region of Iraq	28.8	7.6	354	236	161	112	80	354	236	161	112	80
Total Possible	**133.2**	**82.6**	**6,401**	**4,997**	**4,005**	**3,284**	**2,745**	**2,339**	**1,743**	**1,338**	**1,054**	**850**
Total Proved plus Probable plus Possible	**580.4**	**384.3**	**27,843**	**23,072**	**19,539**	**16,853**	**14,763**	**12,344**	**10,110**	**8,467**	**7,227**	**6,268**

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Developed producing reserves are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(3) Developed non-producing reserves are those reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown.

(4) Undeveloped reserves are those reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned.

(5) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(6) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. It is unlikely that the actual remaining quantities recovered will exceed the sum of the estimated proved plus probable plus possible reserves.

(7) "Gross" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's interest prior to the deduction of royalties and the relevant government's or government corporation's share of Profit Oil (which reserves are reported as "interest" in the Reserve Report) and "Net" means in respect of reserves and production, the total reserves and production attributable to Addax Petroleum's interest after deduction of Royalty Oil and the relevant government's or government corporation's share of Profit Oil.

(8) Columns may not add up due to rounding.

(9) Reserves presented exclude reserves in the Disputed Area of OML123 offshore Nigeria except for certain reserves attributable to existing producing wells in the Disputed Area which amount to proved reserves of 0.1 MMbbl. Reserves presented include reserves associated with partner carry on the Okwok field.

(10) The forecast prices and costs assumptions assume the continuance of current laws and regulations and changes in terminal selling prices, and take into account inflation with respect to future operating, capital and abandonment costs. In the Reserve Report, operating costs are assumed to escalate at 2 per cent per annum. Crude oil prices as forecast by NSAI effective December 31, 2007, are as follows.

Year	Brent Crude	Antan Blend	Brass River Blend	Okwori Blend	OML137 Crude	Etame Crude	Rabi Blend	Remboué Crude	Taq Taq Crude
	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)	($/bbl)
2008	90.97	87.60	94.42	94.51	87.60	89.97	89.43	83.56	54.58
2009	87.33	84.10	90.65	90.74	84.10	86.38	85.85	80.22	52.40
2010	84.38	81.26	87.58	87.67	81.26	83.46	82.95	77.51	84.38
2011	81.85	78.82	84.96	85.05	78.82	80.96	80.47	75.19	81.85
2012	81.32	78.31	84.41	84.49	78.31	80.43	79.94	74.70	81.32
2013	81.10	78.10	84.18	84.26	78.10	80.21	79.73	74.50	81.10
2014	82.15	79.11	85.27	85.35	79.11	81.25	80.76	75.46	82.15
2015	83.25	80.17	86.41	86.49	80.17	82.34	81.84	76.47	83.25
2016	84.32	81.20	87.53	87.61	81.20	83.41	82.90	77.46	84.32
2017	86.03	82.84	89.29	89.38	82.84	85.09	84.57	79.20	86.03

and escalated at 2 per cent per annum thereafter.

(11) The constant price and costs assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the Reserve Report. Crude oil prices were not forecast beyond December 31, 2007. In addition, operating and capital costs have not been increased on an inflationary basis. The prices were as follows:

	December 31, 2007 ($/bbl)
Brent Crude	93.85
Antan Blend	90.38
Brass River Blend	97.42
Okwori Blend	97.51
OML137 Crude	97.51
Etame Crude	92.83
Rabi Blend	92.26
Remboué Crude	86.21
Taq Taq Crude	93.85

(12) Included in the Reserve Report is a capital investment of $323.6 million to be expended in 2008 and 2009 to eliminate gas flaring in Nigerian PSCs by constructing infrastructure to supply all produced gas for sale or re-injection.

(13) Abandonment costs have been estimated for the end of the economic producing life of each property.

(14) The estimated Net Present Values of Future Net Revenues After Taxes include the effect of all deductions under the Production Sharing Contracts and Agreement including, in Nigeria, Royalty Oil, NNPC's share of Profit Oil, Tax Oil, NDDC levy, Education Tax and Tax Inversion Penalty, in Gabon, Royalty Oil, Government's share of Profit Oil, Domestic Market Obligation losses, Training Funds, Hydrocarbon Funds, Bonuses, and in the Kurdistan Region of Iraq, Royalty Oil, Training Funds, Hydrocarbon Funds, Bonuses, Domestic Market Obligation losses, NOC's share of Profit Oil and, as appropriate, the Government of Gabon's or the Kurdistan Regional Government's share of Profit Oil. The estimated Net Present Values of Future Net Revenues Before Taxes only include the effect of deducting Royalty Oil and government share of Profit Oil.

(15) Estimated Net Present Values of Future Net Revenue include the revenue effects of exploration expenditures of $225.8 million under the Nigerian PSCs but the costs of exploration activities are not deducted from future net revenue because they do not relate to the reserves being evaluated.

(16) For Gabon and the Kurdistan Region of Iraq, the estimates are after giving effect to the back-in rights held by relevant governments, government corporations or third parties.

Oil Reserves By License Area

The following tables set forth the oil reserves by license area.

Summary of Oil Reserves by License Area as at December 31, 2007

Country/Asset	Gross Working Interest			Net Working Interest		
	Proved	Proved plus Probable	Proved plus Probable plus Possible	Proved	Proved plus Probable	Proved plus Probable plus Possible
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)
Forecast Prices and Costs						
Nigeria						
OML123	94.5	161.4	220.6	80.8	135.5	180.3
OML124	18.2	23.4	38.9	15.7	19.6	32.0
OML126	41.5	52.4	59.9	37.6	47.3	53.7
OML137	–	17.1	19.8	–	16.2	18.7
Okwok Field	–	8.4	9.5	–	7.0	8.0
Gabon						
Awoun	10.8	19.0	24.1	6.4	10.6	13.1
Etame Marine	6.6	13.4	22.5	3.6	7.0	11.6
Maghena	38.8	38.8	38.8	19.2	19.2	19.2
Panthere NZE	21.2	36.5	41.1	12.2	20.1	21.9
Remboué	1.8	1.8	1.8	1.3	1.3	1.3
Kurdistan Region of Iraq						
Taq Taq[1]	–	74.6	103.4	–	21.8	30.2
Total	**233.3**	**446.7**	**580.3**	**176.7**	**305.5**	**389.9**
Constant Prices and Costs						
Nigeria						
OML123	96.5	161.4	220.6	82.1	134.5	179.2
OML124	18.3	23.4	38.9	15.6	19.5	31.9
OML126	42.4	52.8	60.0	38.4	47.5	53.6
OML137	–	17.1	19.8	–	16.1	18.6
Okwok Field	–	8.2	9.3	–	6.8	7.8
Gabon						
Awoun	11.0	19.1	24.1	6.4	10.4	12.7
Etame Marine	6.6	13.4	22.5	3.5	6.9	11.3
Maghena	38.8	38.8	38.8	18.7	18.7	18.7
Panthere NZE	21.2	36.5	41.1	11.8	19.4	21.1
Remboué	1.9	1.9	1.9	1.3	1.3	1.3
Kurdistan Region of Iraq						
Taq Taq[1]	–	74.6	103.4	–	20.7	28.3
Total	**236.7**	**447.2**	**580.4**	**177.8**	**301.7**	**384.4**

Totals may not add because of rounding

Notes:

(1) Reserves reported after giving effect of government back-in rights which Addax Petroleum expects to be exercised.

Additional Information Concerning Future Net Revenue

The following tables set forth the elements of future net revenue based on forecast prices and costs and constant prices and costs used by NSAI to determine total future net revenue.

Total Future Net Revenue (Undiscounted) as at December 31, 2007 Based on Forecast Prices and Costs

	Revenue	Royalties[1]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes[2]	Future Net Revenue After Taxes
	($million)							
Proved Reserves								
Nigeria	13,159	1,754	1,581	788	90	8,945	5,869	3,076
Gabon	6,617	3,044	1,022	162	48	2,341	125	2,216
Kurdistan Region of Iraq	–	–	–	–	–	–	–	–
Total	**19,775**	**4,798**	**2,604**	**950**	**138**	**11,286**	**5,994**	**5,291**
Proved Plus Probable								
Nigeria	22,630	3,813	2,248	1,765	151	14,653	9,649	5,004
Gabon	9,116	4,263	1,323	457	53	3,021	162	2,859
Kurdistan Region of Iraq	6,019	4,275	283	461	–	1,001	–	1,001
Total	**37,765**	**12,350**	**3,854**	**2,683**	**204**	**18,674**	**9,810**	**8,864**
Proved Plus Probable Plus Possible								
Nigeria	29,860	5,518	2,624	2,081	153	19,484	13,141	6,344
Gabon	10,675	5,120	1,523	494	53	3,484	183	3,301
Kurdistan Region of Iraq	8,459	6,048	410	689	23	1,289	–	1,289
Total	**48,994**	**16,685**	**4,558**	**3,264**	**229**	**24,258**	**13,324**	**10,934**

Totals may not add because of rounding.

Note:

(1) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(2) Nigeria taxes include petroleum profit tax, education tax, Niger Delta Development Commission levy and tax inversion penalty. Gabon taxes include training fund, hydrocarbon fund, bonuses, and domestic market obligation losses.

Total Future Net Revenue (Undiscounted) as at December 31, 2007 Based on Constant Prices and Costs

	Revenue	Royalties(1)	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Taxes(2)	Future Net Revenue After Taxes
					($million)			
Proved Reserves								
Nigeria	14,636	1,998	1,613	785	80	10,160	6,833	3,328
Gabon	7,328	3,470	961	160	41	2,695	134	2,561
Kurdistan Region of Iraq	–	–	–	–	–	–	–	–
Total	**21,964**	**5,468**	**2,574**	**945**	**121**	**12,855**	**6,966**	**5,889**
Proved Plus Probable								
Nigeria	25,173	4,365	2,123	1,750	132	16,804	11,266	5,537
Gabon	10,124	4,899	1,227	452	46	3,500	171	3,329
Kurdistan Region of Iraq	6,857	5,004	258	447	10	1,138	–	1,138
Total	**42,154**	**14,268**	**3,608**	**2,649**	**188**	**21,442**	**11,437**	**10,005**
Proved Plus Probable Plus Possible								
Nigeria	33,271	6,306	2,462	2,059	133	22,311	15,308	7,004
Gabon	11,849	5,888	1,387	489	46	4,040	192	3,848
Kurdistan Region of Iraq	9,559	7,040	364	646	17	1,492	--	1,492
Total	**54,679**	**19,234**	**4,214**	**3,194**	**195**	**27,843**	**15,499**	**12,344**

Totals may not add because of rounding.

Notes:

(1) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(2) Nigeria taxes include petroleum profit tax, education tax, Niger Delta Development Commission levy and tax inversion penalty. Gabon taxes include training fund, hydrocarbon fund, bonuses, and domestic market obligation losses.

Total Future Net Revenue (Discounted at 10%) as at December 31, 2007 Based on Forecast Prices and Costs

	Revenue	Royalties[1]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Future Net Revenue Before Taxes[2]	Taxes	Future Net Revenue After Taxes
			($million)				($/bbl)	($million)	
Proved[3]	15,450	3,736	1,798	872	66	8,978	50.80	4,776	4,202
Proved Plus Probable[3]	26,892	8,243	2,523	2,365	88	13,676	44.77	7,278	6,398
Proved Plus Probable Plus Possible[3]	33,511	10,569	2,901	2,767	95	17,178	44.05	9,592	7,586

Totals may not add because of rounding.

Notes:

(1) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(2) Calculated as the net present value of future net revenues before tax, discounted at 10 percent per annum and divided by net reserves.

(3) Light and medium crude oil combined.

Total Future Net Revenue (Discounted at 10%) as at December 31, 2007 Based on Constant Prices and Costs

	Revenue	Royalties[1]	Operating Costs	Development Costs	Abandonment Costs	Future Net Revenue Before Taxes	Future Net Revenue Before Taxes[2]	Taxes	Future Net Revenue After Taxes
			($million)				($/bbl)	($million)	
Proved[3]	16,942	4,200	1,762	868	55	10,057	56.56	5,459	4,598
Proved Plus Probable[3]	29,757	9,417	2,388	2,338	80	15,534	51.48	8,405	7,129
Proved Plus Probable Plus Possible[3]	37,147	12,082	2,724	2,721	81	19,539	50.83	11,072	8,467

Totals may not add because of rounding.

Notes:

(1) Includes government share of Profit Oil, and carried interests, over-riding royalty interests and net profits interest payments where appropriate.

(2) Calculated as the net present value of future net revenues before tax, discounted at 10 percent per annum and divided by net reserves.

(3) Light and medium crude oil combined.

Reconciliation of Changes in Reserves

Reserves Reconciliations

The following tables disclose changes between the reserves estimates made as at December 31, 2007 and the corresponding estimates made as at December 31, 2006.

Gross Oil Reserves Reconciliation from December 31, 2006 to December 31, 2007

	NIGERIA			GABON			KURDISTAN REGION OF IRAQ			TOTAL		
Factors	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)
Forecast Prices and Costs												
December 31, 2006	**116.0**	**99.4**	**215.4**	**66.1**	**32.2**	**98.2**	–	**40.1**	**40.1**	**182.0**	**171.7**	**353.7**
Acquisitions	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries	–	34.2	34.2	–	–	–	–	–	–	–	34.2	34.2
Dispositions	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and Improved Recovery	–	–	–	–	6.6	6.6	–	–	–	–	6.6	6.6
Technical Revisions	72.4	(32.1)	40.3	11.1	(18.0)	(6.8)	–	32.4	32.4	83.6	(17.7)	66.0
Economic Factors	3.9	7.0	10.9	9.7	9.5	19.2	–	2.1	2.1	13.6	18.6	32.2
Gross Production	(38.1)	–	(38.1)	(7.8)	–	(7.8)	–	–	–	(46.0)	–	(46.0)
December 31, 2007	**154.2**	**108.5**	**262.7**	**79.1**	**30.3**	**109.4**	–	**74.6**	**74.6**	**233.2**	**213.4**	**446.7**
Constant Prices and Costs												
December 31, 2006	**117.1**	**99.1**	**216.2**	**67.5**	**32.7**	**100.2**	–	**40.1**	**40.1**	**184.6**	**171.9**	**356.5**
Acquisitions	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries	–	34.2	34.2	–	–	–	–	–	–	–	34.2	34.2
Dispositions	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and Improved Recovery	–	–	–	–	6.6	6.6	–	–	–	–	6.6	6.6
Technical Revisions	74.5	(36.2)	38.3	10.3	(18.2)	(7.9)	–	32.4	32.4	84.9	(22.0)	62.8
Economic Factors	3.7	8.6	12.3	9.5	9.2	18.7	–	2.1	2.1	13.2	19.9	33.1
Gross Production	(38.1)	–	(38.1)	(7.8)	–	(7.8)	–	–	–	(46.0)	–	(46.0)
December 31, 2007	**157.2**	**105.7**	**262.9**	**79.5**	**30.3**	**109.8**	–	**74.6**	**74.6**	**236.7**	**210.6**	**447.2**

Totals may not add because of rounding.

Net Oil Reserves Reconciliation from December 31, 2006 to December 31, 2007

	NIGERIA			GABON			KURDISTAN REGION OF IRAQ			TOTAL		
Factors	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable	Proved	Probable	Proved plus Probable
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)
Forecast Prices and Costs												
December 31, 2006	**104.2**	**83.7**	**187.9**	**44.1**	**19.4**	**63.5**	–	**16.5**	**16.5**	**148.2**	**119.5**	**267.7**
Acquisitions	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries	–	31.0	31.0	–	–	–	–	–	–	–	31.0	31.0
Dispositions	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and Improved Recovery	–	–	–	–	6.6	6.6	–	–	–	–	6.6	6.6
Technical Revisions	61.7	(21.3)	40.5	(1.7)	(19.3)	(21.0)	–	3.2	3.2	60.1	(37.2)	22.9
Economic Factors	1.1	(2.0)	(0.9)	5.2	8.8	14.0	–	2.1	2.1	6.3	8.9	15.2
Net Production	(32.9)	–	(32.9)	(5.0)	–	(5.0)	–	–	–	(37.9)	–	(37.9)
December 31, 2007[(1)]	**134.1**	**91.4**	**225.6**	**42.6**	**15.5**	**58.1**	–	**21.8**	**21.8**	**176.7**	**128.8**	**305.5**
Constant Prices and Costs												
December 31, 2006	**104.9**	**83.1**	**188.0**	**44.2**	**19.0**	**63.3**	–	**15.5**	**15.5**	**149.1**	**117.6**	**266.7**
Acquisitions	–	–	–	–	–	–	–	–	–	–	–	–
Discoveries	–	30.9	30.9	–	–	–	–	–	–	–	30.9	30.9
Dispositions	–	–	–	–	–	–	–	–	–	–	–	–
Extensions and Improved Recovery	–	–	–	–	6.1	6.1	–	–	–	–	6.1	6.1
Technical Revisions	63.6	(24.8)	38.8	(3.3)	(18.4)	(21.8)	–	4.8	4.8	60.3	(38.4)	21.9
Economic Factors	0.5	(0.9)	(0.4)	5.8	8.2	14.0	–	0.4	0.4	6.3	7.7	14.0
Net Production	(32.9)	–	(32.9)	(5.0)	–	(5.0)	–	–	–	(37.9)	–	(37.9)
December 31, 2007	**136.1**	**88.3**	**224.4**	**41.7**	**14.9**	**56.6**	–	**20.7**	**20.7**	**177.8**	**123.9**	**301.7**

Totals may not add because of rounding.

Additional Information Relating to Reserves Data

Future Costs

The following table sets forth development costs deducted by NSAI in the estimation of the future net revenue for the Corporation's properties and assets attributable to the reserve categories noted below.

Future Development Costs (Undiscounted)
as at December 31, 2007

	Forecast Prices and Costs		Constant Prices and Costs	
Year	Proved	Proved plus Probable	Proved	Proved plus Probable
		($million)		
2008	670	1.142	670	1.142
2009	162	1,010	160	997
2010	117	384	113	372
2011	1	59	1	56
2012	–	59	–	55
2013	–	29	–	27
2014	–	–	–	–
2015	–	–	–	–
2016	–	–	–	–
2017	–	–	–	–
Total	**950**	**2,683**	**945**	**2,649**

Totals may not add because of rounding.

Future Development Costs by Country

The following table sets forth the development costs estimated by NSAI.

Country	Total		2008		2009		2010		2011		2012	
	Discounted at		Discounted at		Discounted at		Discounted at		Discounted at		Discounted at	
	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%	0%	10%
					($million)							
Forecast Prices and Costs												
Nigeria												
Proved	788	726	568	542	139	120	80	63	1	1	–	–
Proved plus Probable	1,765	1,586	863	823	675	585	217	171	11	8	–	–
Gabon												
Proved	162	146	102	97	23	20	36	29	–	–	–	–
Proved plus Probable	457	409	277	264	47	40	128	101	6	4	–	–
Kurdistan Region of Iraq												
Proved	–	–	–	–	–	–	–	–	–	–	–	–
Proved plus Probable	461	370	3	2	289	251	39	31	42	30	59	38
Constant Prices And Costs												
Nigeria												
Proved	785	723	568	542	137	119	78	62	1	1	–	–
Proved plus Probable	1,750	1,573	863	823	666	577	211	166	10	7	–	–
Gabon												
Proved	160	145	102	97	23	20	35	28	–	–	–	–
Proved plus Probable	452	405	277	264	46	40	124	98	6	4	–	–
Kurdistan Region of Iraq												
Proved	–	–	–	–	–	–	–	–	–	–	–	–
Proved plus Probable	447	360	3	2	285	247	38	30	40	29	55	36

Undeveloped Reserves

Addax Petroleum attributes proved undeveloped reserves in accordance with the CIM definitions. Undeveloped reserves are "those reserves expected to be recovered from known accumulations where a significant expenditure (e.g. when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable, possible) to which they are assigned". The attribution of proved undeveloped reserves is based on flow test information obtained from various zones, the similarity of well log information relative to the producing zones, and production and pressure performance information. Proved undeveloped reserves are attributed based on field development plans as approved by NNPC or as incorporated in the internal budget of Addax Petroleum for the next two years.

The following table sets out the volumes of proved undeveloped reserves and probable undeveloped reserves that were attributed for the Corporation's product type for each of the most recent two financial years(1).

	Proved Undeveloped (MMbbl)		Probable Undeveloped (MMbbl)	
	Constant(2)	Forecast(3)	Constant(2)	Forecast(3)
December 31, 2006	81.8	82.5	171.9	171.7
December 31, 2007	96.5	96.7	187.9	190.1

Notes:

(1) The Corporation's petroleum production consists solely of light and medium crude oil.

(2) Based on Constant Prices and Costs.

(3) Based on Forecast Prices and Costs.

Contingent Gas Resources

Contingent resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from known accumulations using established technology or technology under development, but which are not currently considered to be commercially recoverable due to one or more contingencies. Contingencies may include factors such as economic, legal, environmental, political, and regulatory matters, or a lack of markets.

The contingent gas resources presented in this AIF are comprised of natural gas, liquefied petroleum gas (LPG), and pentanes plus (C5+) components from the Corporation's Nigerian fields located in Okwok and OML123, OML124, OML126 and OML137. All of the contingent gas resources are located in fields in which wells have been drilled through the gas portion of the reservoirs to help define the gas pay thickness, reservoir quality, and areal extent. There are no gas sales from the properties since no gas market connection is available, nor does Addax Petroleum currently own the gas rights. Addax Petroleum is negotiating with the Nigerian Government for Production Sharing Contract (PSC) gas rights and is investigating commercialization of produced gas through several markets. These markets include sales to other operators in the area, liquefied natural gas projects, gas-to-liquids projects, and gas cycling through LPG plants. If these issues are resolved, all or some portion of the contingent resources estimated may be reclassified as reserves. No economic evaluation has been performed on these resources at this time. All produced gas is presently flared, consumed for lease use, or reinjected into the oil reservoirs to maintain reservoir pressure. Contingent gas resources have not been estimated for the Gabon or Iraq concessions.

The following table sets forth the contingent gas resources estimated by NSAI assuming Addax Petroleum's working interest in the respective license areas.

Estimates of Contingent Gas Resources
All License Areas, Nigeria as at December 31, 2007

License Area	Estimate Category	Shrunk[1] (Bcf)	LPG[2] (MMbbl)	C_5+[3] (MMbbl)
OML 123	Low Estimate[4]	826.4	14.1	9.2
	Best Estimate[5]	999.9	16.9	11.0
	High Estimate[6]	1,163.5	19.1	12.2
OML 124	Low Estimate	229.2	8.2	3.5
	Best Estimate	380.9	15.6	6.6
	High Estimate	416.2	17.0	7.2
OML 126	Low Estimate	81.5	–	1.4
	Best Estimate	106.4	–	1.8
	High Estimate	121.8	–	2.0
OML 137	Low Estimate	750.4	–	18.7
	Best Estimate	925.7	–	25.3
	High Estimate	1,119.3	–	32.8
Okwok	Low Estimate	–	–	–
	Best Estimate	1.8	–	0.0
	High Estimate	2.1	–	0.0
Total	**Low Estimate**	**1,887.5**	**22.3**	**32.7**
	Best Estimate	**2,414.8**	**32.5**	**44.7**
	High Estimate	**2,823.0**	**36.1**	**54.3**

Totals may not add because of rounding.

Notes:

(1) Volume after deductions for plant fuel and the extraction of LPG and C5+ components from the gross contingent resources gas.

(2) Volumes based on 75 percent plant recovery efficiency of non-associated gas reservoirs.

(3) Volumes based on 100 percent plant recovery efficiency of non-associated gas reservoirs.

(4) Low Estimate: This is considered to be a conservative estimate of the quantity that will actually be recovered. It is likely that the actual remaining quantities recovered will exceed the low estimate.

(5) Best Estimate: This is considered to be the best estimate of the quantity that will actually be recovered. It is equally likely that the actual remaining quantities recovered will be greater or less than the best estimate.

(6) High Estimate: This is considered to be an optimistic estimate of the quantity that will actually be recovered. It is unlikely that the actual remaining quantities recovered will exceed the high estimate.

There is no certainty that these contingent resources will be commercially viable.

Prospective Oil Resources

Prospective resources are those quantities of petroleum estimated, as of a given date, to be potentially recoverable from undiscovered accumulations by application of future development projects. Prospective resources have both an associated chance of discovery and a chance of development.

The prospective oil resources presented in this AIF are for crude oil only from the Addax Petroleum license areas located in Nigeria, Cameroon, Gabon, and deep water areas of Nigeria and São Tomé and Príncipe. The Nigeria license areas include OML123, OML124, OML126, and OML137. In Cameroon, Addax Petroleum has an interest in the Ngosso Concession. The Gabon concessions include the Awoun, Etame Marin, Iris Marine, Kiarsseny, Remboué, and Themis Marine Permits. The deep water areas include OPL291 in Nigeria and Blocks 1, 2, 3, and 4 of the Joint Development Zone (JDZ), which encompasses territory jointly administered by Nigeria and São Tomé and Príncipe.

Prospective resources are those quantities of petroleum estimated on a given date to be potentially recoverable from undiscovered accumulations. The prospective oil resources indicate exploration opportunities and development potential in the event a commercial discovery is made and should not be construed as reserves or contingent resources. A geologic risk assessment was performed for these properties. No economic evaluation has been performed on these resources at this time. Prospective gas resources associated with these properties have not been evaluated. The Addax Petroleum interests used to calculate prospective oil resources assume that all phases, and work programmes described in the license operating agreements proceed as planned.

The following table sets forth the unrisked and risked prospective oil resources as estimated by NSAI attributable to Addax Petroleum's working interests in the respective license areas.

Probabilistic Estimates of Unrisked and Risked Prospective Oil Resources to Addax Petroleum Corporation Working Interest as at December 31, 2007

Region / License Area	Unrisked[1]			Risked[1]		
	Low Estimate[2][3]	Best Estimate[4]	High Estimate[2][5]	Low Estimate[2]	Best Estimate	High Estimate[2]
	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)	(MMbbl)
Nigeria						
OML123	375.5	401.2	427.9	102.9	110.3	118.3
OML124	63.4	81.7	101.8	12.4	16.0	19.9
OML126	197.5	249.7	304.1	29.1	37.3	45.7
OML137	58.2	74.2	93.1	11.0	14.6	18.5
Subtotal		806.8			178.2	
Cameroon						
Ngosso	89.7	99.7	109.6	27.5	32.0	36.5
Gabon						
Awoun	21.2	31.2	42.4	5.3	7.9	10.7
Etame Marine	29.6	41.8	55.4	12.0	18.4	25.9
Iris Marine	8.9	15.0	21.6	2.6	4.5	6.7
Kiarsseny[3]	19.8	24.1	28.9	13.6	16.1	18.8
Remboue[3]	1.8	3.7	5.8	0.3	0.7	1.0
Themis Marine	13.7	19.9	26.9	2.7	3.8	5.1
Subtotal		135.6			51.4	
Deep water						
JDZ	676.3	726.6	777.8	286.8	313.0	341.5
OPL291	375.6	477.4	580.3	127.5	163.1	199.1
Subtotal		1,203.9			476.0	
Total		**2,246.0**			**737.6**	

Totals may not add because of rounding.

Notes:

(1) These volumes represent only the portions of the prospects that lie within the boundaries of the respective license area.

(2) It should be noted that the arithmetic sum of multiple probability distributions is correct only when summing the mean values. The arithmetic sum of the low estimates may be very conservative, and the arithmetic sum of the high estimates may be very optimistic. Statistical summation of multiple independent prospect entities results in narrowing the range between the low and high estimates toward the total sum of the means. Therefore, the only arithmetic sum presented in our tables of results is the sum of the means.

(3) These resources are reported after giving effect to government back-in rights, which Addax Petroleum Corporation expects to be exercised.

(4) For the low estimate resources, there is at least a 90 percent probability (P90) that the quantities of oil and gas actually recovered will equal or exceed the estimated amounts.

(5) The best estimate resources correspond to a measure of the central tendency of the uncertainty distribution, represented herein as the mean value.

(6) For the high estimate resources, there is at least a 10 percent probability (P10) that the quantities of oil and gas actually recovered will equal or exceed the estimated amounts.

There is no certainty that any portion of these prospective oil resources will be discovered. If discovered, there is no certainty that their development will be commercially viable.

Significant Factors or Uncertainties

Other than various risks and uncertainties that participants in the oil and gas industry are exposed to generally, the Corporation is unable to identify any important economic factors or significant uncertainties that will affect any particular components of the reserves data disclosed herein. See "Risk Factors" section.

Oil Wells

The following table sets forth the number and status of wells as at December 31, 2007, which are producing or which the Corporation considers to be capable of production.

Addax Petroleum 2007 Wells Summary Table

	Producing		Non-producing	
Property	**Gross**	**Net**	**Gross**	**Net**
OML123				
Adanga	21	21	5	5
Ebughu (and extensions)	23	23	3	3
Oron West and North Oron	9	9	7	7
Adanga North	1	1	1	1
Akam	0	0	5	5
Bogi	1	1	0	0
Mimbo	1	1	0	0
Ukpam	0	0	1	1
Kita Marine (and extensions)	0	0	0	0
OML124				
Izombe	7	7	4	4
Ossu	10	10	2	2
OML126				
Okwori	8	8	1	1
Nda	4	4	0	0
Okwok	0	0	0	0
Onshore Gabon				
Tsiengui	21	19	1	1
Obangue	7	6	1	1
Autour	0	0	1	1
Tsiengui Wesr	1	0	0	0
Koula	0	0	3	1
Damier	0	0	1	0
Remboué	6	6	4	4
Offshore Gabon				
Etame	4	1	1	0
Avouma South	2	1	0	0
Ebouri	0	0	0	0
Taq Taq	0	0	0	0
Total	**126**	**119**	**41**	**37**

Addax Petroleum has two properties to which reserves have been attributed and which are capable of production, but which are not currently producing, namely Okwok in Nigeria and Taq Taq in the Kurdistan Region of Iraq. The wells capable of production at Okwok were drilled in 2006 and are currently suspended for potential tie-back to production facilities. The wells capable of production in the Kurdistan Region of Iraq have been non-producing for periods from less than one year to approximately 40 years, and have not been producing in any material quantities due to a lack of suitable transportation infrastructure. The Corporation anticipates constructing such suitable transportation infrastructure as part of an overall field development plan. See "Business of the Corporation."

Drilling History

The following table summarizes the total number of exploratory, appraisal and development wells (excluding placement wells and unplanned sidetracks) within the properties which the Corporation drilled during its 2007 financial year.

Addax Petroleum 2007 Drilling History Summary Table

	Nigeria		Gabon		Kurdistan Region of Iraq	
	Gross	Net	Gross	Net	Gross	Net
Development						
Oil producers	22	22	17	16	0	0
Water injectors	0	0	0	0	0	0
Total Development	22	22	17	16	0	0
Total Exploratory	5	5	0	0	0	0
Total Appraisal	4	4	1	1	3	1
Total	**31**	**31**	**18**	**17**	**3**	**1**

Drilling Success

The following table summarizes the number of successful and unsuccessful exploratory, appraisal and development wells which the Corporation drilled during its 2007 financial year.

Addax Petroleum 2007 Drilling Success Summary Table

	Nigeria		Gabon		Kurdistan Region of Iraq	
	Gross	Net	Gross	Net	Gross	Net
Exploratory						
Successful	4	4	0	0	0	0
Unsuccessful	1	1	0	0	0	0
Appraisal						
Successful	1	1	1	1	3	1
Unsuccessful	3	13	0	0	0	0
Development						
Successful	21	21	17	16	0	0
Unsuccessful	1	1	0	0	0	0
Total						
Successful	**26**	**26**	**18**	**17**	**3**	**1**
Unsuccessful	**5**	**5**	**0**	**0**	**0**	**0**

Undeveloped Acreage and Seismic Database

The following table summarizes the undeveloped acreage and the proprietary seismic database in which the Corporation has an interest as at December 31, 2007.

Addax Petroleum Undeveloped Acreage and Seismic Database as at December 31, 2007

Field	Undeveloped Acreage				3D Seismic		2D Seismic	
	Gross (acres)	Net (acres)	Gross (km^2)	Net (km^2)	Gross (km^2)	Net (km^2)	Gross (km)	Net (km)
OML123 and OML124	164,800	164,800	667	667	709	709	1,529	1,529
OML126 and OPL225	387,800	387,800	1,700	1,569	1,242	1,242	2,120	2,120
Okwok	22,500	9,000	91	36	182	73	0	0
OPL291	318,100	230,600	1,287	933	0	0	430	312
JDZ Block 1	174,000	69,600	704	282	700	507	251	182
JDZ Block 2	171,300	24,500	693	99	667	96	240	34
JDZ Block 3	164,700	24,700	667	100	545	82	260	39
JDZ Block 4	211,700	81,100	857	328	667	255	410	157
Ngosso	117,200	70,300	474	285	228	137	1,536	922
Onshore Gabon	830,100	482,700	3,359	1,953	218	201	7,046	4,774
Offshore Gabon	2,596,000	960,100	10,506	3,885	5,139	1,851	28,383	9,972
Taq Taq	235,100	105,800	951	428	292	131	378	170
Total	**5,393,300**	**2,611,000**	**21,826**	**10,567**	**10,589**	**5,285**	**42,583**	**20,211**

The Corporation's seismic database covers its developed and undeveloped acreage in Gabon, Cameroon, the Kurdistan Region of Iraq, the JDZ and Nigeria, after giving effect to the Corporation's relinquishment for OML 137 and the Disputed Area in OML123.

Production Estimates

The following table sets forth, by country, the volume of production estimated for the first year in estimating the Corporation's future net revenues based on forecast prices and costs and based on constant prices and costs.

Country	2008 Estimated Production Volume (Mbbl)(1)
Nigeria(2)	48,067
Gabon (3)	13,902
Iraq (4)	470

Notes:

(1) The Corporation's petroleum production consists solely of light and medium crude oil

(2) The Oron West and North Oron fields account for more than 20 per cent of the estimated 2008 production volume for Nigeria. The 2008 estimated production volume for Oron West and North Oron is 9,890 Mbbl.

(3) The Tsiengui (Maghena) field accounts for more than 20 per cent of the estimated 2008 production volume for Gabon. The 2008 estimated production volume for Tsiengui (Maghena) is 8,626 Mbbl.

(4) The Taq Taq field accounts for more than 20 per cent of the estimated 2008 production volume for the Kurdistan Region of Iraq. The 2008 estimated production volume for Taq Taq field is 470 Mbbl.

2007 Capital Expenditures

The following table sets forth Addax Petroleum's capital expenditures for the recent financial year with respect to costs relating to acquisitions, development and exploration and appraisal.

Addax Petroleum 2007 Capital Expenditure History Table

	Year Ended December 31, 2007			
	Acquisition [1]	Development	Exploration & Appraisal	Total
Nigeria		($ million)		
OML123/124	0	551	42	**593**
OML126/OML137	0	127	82	**209**
Okwok	0	0	9	**9**
OPL291	0	0	2	**2**
subtotal	**0**	**678**	**135**	**813**
Gabon				
Onshore	0	189	13	**202**
Offshore	0	8	6	**14**
subtotal	**0**	**197**	**19**	**216**
Cameroon	**0**	**0**	**15**	**15**
Joint Development Zone	**78**	**0**	**14**	**92**
Kurdistan Reg. of Iraq	**0**	**0**	**83**	**83**
Other	**0**	**6**	**0**	**6**
TOTAL	**78**	**881**	**266**	**1,225**

Note:

(1) Consists of farm-in and bonus payments for Epaemeno and Block 1 in the Joint Development Zone.

Quarterly – Daily Production Volumes, Operating Netbacks and Capital Expenditures

The following tables set forth Addax Petroleum's daily production volumes, operating netbacks and capital expenditures for each quarter of its most recently completed financial year.

Year ended December 31, 2007 [1]

	Q4	Q3	Q2	Q1	Total
Production (Mbbl/d)					
Crude oil	136.2	128.2	123.0	116.1	125.9
Operating Netbacks ($/bbl)					
Revenue	88.46	74.31	68.21	57.86	72.94
Royalties	17.08	13.08	11.29	7.97	12.54
Lifting costs	7.05	6.29	5.75	7.84	6.70
Operating netback	64.31	54.94	51.17	42.05	53.70

	Q4	Q3	Q2	Q1	Total
Capital Expenditures ($million)					
Land and seismic	7	14	10	2	33
Drilling and completion	224	194	172	159	749
Facilities and equipment	133	63	51	37	284
Property acquisitions and disposals	–	78	–	–	78
Corporate acquisition	–	–	–	–	–
Other	25	10	28	18	81
Total	**389**	**359**	**261**	**216**	**1,225**

Note:

(1) Columns and rows may not add up due to rounding.

Sales and Marketing

Historically, the Corporation has utilized the crude marketing services of its affiliate, ABV, to sell all of its crude oil. See "Interest of AOG in Material Transactions". The Corporation currently sells eight blends of crude oil. For these eight blends of crude, the table below sets forth the sales and marketing volumes, average realized prices and realized differential to Brent Crude for each of the preceding three years ended December 31, 2007.

Addax Petroleum Crude Oil Premium / (Discount) to Brent Crude (Volume Weighted)

	Year ended December 31,(1)		
	2007	2006	2005
Sales and Marketing Volumes (MMbbl)			
Antan Blend	20.2	18.5	17.3
Brass River Blend	2.9	1.3	1.2
Okwori Blend	15.9	11.2	4.5
Panthere NZE	0.9	0.2	-
Maghena	4.4	0.4	-
Remboué	0.2	0.1	-
Etame Crude	2.3	0.6	-
Dated Brent Crude Price ($/bbl)(2)	72.52	60.12	54.38
Addax Petroleum Average Realized Prices ($/bbl)(3)			
Antan Blend	71.74	61.71	50.71
Brass River Blend	76.61	66.90	54.82
Okwori Blend	75.39	66.34	60.23
Panthere NZE(2)	67.23	59.56	-
Maghena(2)	69.66	58.14	-
Remboué(2)	65.07	52.67	-
Etame Crude(2)	71.11	59.46	-
Premium/(Discount) to Brent Crude ($/bbl)			
Antan Blend	(2.15)	(3.76)	(3.84)
Brass River Blend	1.02	1.32	0.27
Okwori Blend	3.53	1.27	1.04
Panthere NZE(2)	(3.27)	(0.77)	-
Maghena(2)	(5.50)	(2.16)	-
Remboué(2)	(6.37)	(8.04)	-
Etame Crude(2)	(0.43)	(1.38)	-

Notes:

(1) Premium/(Discount) to Brent Crude are reported on a volume weighted basis for both the crude in question and Brent Crude, whereas Dated Brent Crude prices are reported as averages of monthly values for the period. Accordingly, the difference between the reported average realized petroleum prices and Dated Brent Crude prices may not correspond to the Premium/(Discount) to Brent Crude.

(2) Dated Brent Crude for 2006 is calculated from September 7, 2006 (the date of acquisition by the Corporation). The Dated Brent Crude for full year 2006 is $65.117bbl

(3) The Addax Petroleum Average Realized Price for the Corporation's Gabon properties reflects their acquisition by the Corporation as at September 7, 2006.

Future Commitments

Occasionally, the Corporation uses non-physical oil price hedging arrangements to protect its cash flow against near-term low prices while retaining the opportunity to benefit from high oil prices. The Corporation has typically achieved this objective by hedging a portion of its crude oil production through the purchase of put options.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation does not expect to incur any abandonment or reclamation costs within the next three years.

DIVIDENDS

Addax Petroleum has established a policy of declaring quarterly cash dividends on the Common Shares. The payment and the amount of dividends declared in any fiscal quarter depends on Addax Petroleum's earnings, financial requirements and other conditions existing which Addax Petroleum's Board of Directors may consider relevant at such future time, including applicable restrictions arising under the Revolving Debt Facility on the ability of APHL to pay dividends or other distributions to the Corporation.

Addax Petroleum paid its first quarterly dividend for the quarter ending June 30, 2006. All dividends paid by Addax Petroleum Corporation are eligible dividends unless indicated otherwise. All of the dividends paid by Addax Petroleum Corporation in 2006 and 2007 were eligible dividends under the *Income Tax Act* (Canada). The following table sets forth the dividends declared and paid by Addax Petroleum for 2006 and 2007:

2006 Dividends

Declaration Date	Record Date	Payment Date	Amount ($)
August 1, 2006	August 24, 2006	September 14, 2006	CDN$0.05
November 13, 2006	November 30, 2006	December 14, 2006	CDN$0.05

2007 Dividends

Declaration Date	Record Date	Payment Date	Amount ($)
February 20, 2007	March 1, 2007	March 15, 2007	CDN$0.05
May 8, 2007	May 31, 2007	June 14, 2007	CDN$0.05
August 3, 2007	August 30, 2007	September 13, 2007	CDN$0.05
November 12, 2007	November 30, 2007	December 14, 2007	CDN$0.05

On February 18, 2008, the Corporation declared a dividend of CDN$0.10 per Common Share. The dividend is payable on March 20, 2008 to holders of Common Shares of record on March 6, 2008.

DESCRIPTION OF SHARE CAPITAL

Addax Petroleum is authorized to issue an unlimited number of Common Shares and an unlimited number of Preferred Shares, issuable in series.

Common Shares

The holders of Common Shares will be entitled to receive notice of, and to exercise one vote per share at every meeting of shareholders of Addax Petroleum, to receive such dividends as the Board of Directors declares and to share equally in the assets of Addax Petroleum remaining upon the liquidation of Addax Petroleum after the creditors of Addax Petroleum have been satisfied, subject to the prior rights of the holders of Preferred Shares.

Preferred Shares

The Preferred Shares will be issuable in series, with each series consisting of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors of Addax Petroleum prior to the issuance thereof. With respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of Addax Petroleum, whether voluntary of involuntary, the Preferred Shares are entitled to preferences over Addax Petroleum Common Shares and any other shares ranking junior to the Preferred Shares and may also be given such other preferences over the Common Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of each series.

MARKET FOR SECURITIES

Common Shares

Addax Petroleum's Common Shares were listed for trading on the TSX on February 16, 2006 and admitted to trading on the LSE on May 24, 2007. On both exchanges, the shares trade under the symbol "AXC". The high and low trading prices and the aggregate volume of trading of the Common Shares on the TSX and the LSE for 2007 are set forth below:

Common Share Trading Price Range

	Toronto Stock Exchange			London Stock Exchange		
	High (CDN$)	Low (CDN$)	Volume	High (GBP)	Low (GBP)	Volume
2007						
January	32.99	30.10	7,683,876	–	–	–
February	34.25	31.40	6,622,869	–	–	–
March	36.79	32.00	11,751,981	–	–	–
April	43.61	36.25	5,680,489	–	–	–
May (1)	43.50	38.55	8,636,946	19.51	18.50	117,178
June	43.49	38.33	8,801,680	20.20	17.60	295,299
July	43.49	38.99	8,553,978	20.64	18.39	77,252
August	41.45	29.22	9,812,489	19.33	14.45	189,176
September	40.25	33.79	8,442,717	19.94	15.51	125,436
October	45.10	38.26	10,970,967	22.94	19.41	145,109
November	43.11	39.01	7,424,779	22.19	19.68	249,794
December	43.00	41.01	2,938,544	22.03	19.55	56,947

Note:

(1) Data for the London Stock Exchange is from May 24 -31, 2007 only.

Convertible Notes

Addax Petroleum's Convertible Notes were listed for trading on the London Stock Exchange Professional Securities Market on May 31, 2007. The following table sets forth the high and low closing prices of the Convertible Notes on the London Stock Exchange for 2007, as quoted on Bloomberg.

	Convertible Notes Closing Price	
	High	Low
2007		
May [(1)]	103.67	103.67
June	104.54	101.09
July	107.98	101.53
August	103.39	92.19
September	106.53	95.96
October	114.23	106.87
November	116.67	109.78
December	113.68	110.14

Note:

(1) Data is for May 31, 2007 only.

DIRECTORS AND OFFICERS

The following table sets out the names and municipalities of residence of each of the current directors and officers of Addax Petroleum and their current positions and offices with Addax Petroleum and their principal occupations and positions held during the last five years.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
Peter Dey[(3)(5)] *Toronto, Ontario*	67	Director, Chairman of the Board of Directors and Chairman of the Corporate Governance, Nominating and Compensation Committee	2005	Chairman of Paradigm Capital Inc., Director of Sun-Times Media Group, Goldcorp Inc. and Redcorp Ventures Ltd. Formerly, Partner of Osler Hoskin & Harcourt LLP and Chairman of Morgan Stanley Canada Limited.
Jean Claude Gandur *London, United Kingdom*	59	President, Chief Executive Officer and Director	2002[(1)]	Officer of APHL. Chairman of the Advisory Board of The Addax and Oryx Group Ltd. and Non-Executive Chairman of AXMIN Inc. Formerly, Chief Executive Officer of The Addax and Oryx Group Ltd.
Brian Anderson[(3)(4)] *Kowloon, Hong Kong*	64	Director and Chairman of the Technical and Reserves Committee	2005	Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, Chairman and Director of CleanCoalGas Ltd., Director of MPF Corp. Ltd. and Acura Ltd.

Name and Municipality of Residence	Age	Position with the Corporation	Director or Officer Since	Principal Occupation and Principal Positions Held During the Last Five Years
James Davie[(3)(5)] *Toronto, Ontario*	64	Director	2005	Private Investor. Member of the Independent Review Committee for the Brompton Group of Funds, Director of Range Royalty Management Ltd., Member of the Advisory Board for KEP I and KEP II Funds., Formerly, Managing Director of RBC Dominion Securities Inc.
Stephen Paul de Heinrich[(3)(5)] *Dully, Switzerland*	65	Director	2005	Independent Consultant. Associate with Beldi & Cie S.A. Formerly, Vice Chairman of Advisory Board of The Addax and Oryx Group Ltd.
Gerry Macey[(4)(5)] *Calgary, Alberta*	62	Director	2005	Director of Andora Energy Corp., Verenex Energy Inc. and PanOrient Energy Corp. Formerly, Executive Vice President and President, International New Ventures Exploration, Division of EnCana Corporation and Executive Vice President, Exploration, of PanCanadian Petroleum Corporation.
Afolabi Oladele[(4)] *Toronto, Ontario*	56	Director	2005	Vice President, Oil and Gas, of Capital Alliance Nigeria, Chairman of Subsurface Assets Management Co. and Formwork Ltd., and Director of Freezone Fabrication International Oil & Gas Facilities Fabrication Co., Dorman Long Engineering Co., Sudelletra Nigeria Ltd. and The Addax and Oryx Group Ltd.
Wesley Twiss[(3)(4)] *Calgary, Alberta*	62	Director and Chairman of the Audit Committee	2005	Corporate Director. Director and Audit Committee Chair of the Canadian Oil Sands Trust, Keyera Facilities Income Fund and EPCOR.
James Pearce *Cologny, Switzerland*	59	Chief Operating Officer	2005	Officer of APHL. Formerly, General Manager of Deep Water Operations for Chevron Nigeria Ltd. and Managing Director for Chevron Oil Congo.
Michael Ebsary[(2)] *Geneva, Switzerland*	46	Chief Financial Officer	1999	Officer of APHL, Director of The Addax and Oryx Group Ltd. Formerly, Director of AXMIN Inc. and Carpathian Gold Inc.
David Codd *Geneva, Switzerland*	55	Chief Legal Officer and Corporate Secretary	2005	Officer of APHL. Formerly, Chairman of Edco Oil & Gas Ltd.

Notes:

(1) Mr. Gandur has been an officer of APHL (formerly APNV) since 2002 and became a director and officer of Addax Petroleum in 2005.

(2) Mr. Ebsary has been an officer of APHL (formerly APNV) since 1999 and became an officer of Addax Petroleum in 2005.

(3) Member of the Audit Committee.

(4) Member of the Technical and Reserves Committee.

(5) Member of the Corporate Governance, Nominating and Compensation Committee.

The term of office of the directors of Addax Petroleum will expire at the next annual meeting of the shareholders to be held in June 2008.

As of the date of this AIF, the directors and executive officers of Addax Petroleum other than Jean Claude Gandur, as a group, beneficially owned, directly or indirectly, or exercised control or direction over a total of 829,219 Common Shares representing approximately 0.5 per cent of the Common Shares outstanding. As of the same date, Jean Claude Gandur beneficially owned, directly or indirectly 5,840,917 Common Shares representing approximately 3.75 per cent of the Common Shares outstanding, in addition to the Common Shares controlled through his indirect control of AOG Holdings BV which owns and controls 55,241,829 Common Shares.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation:

(a) is, as at the date of the AIF or has been, within the 10 years before the date of the AIF, a director or executive officer of any company (including the Corporation), that while that person was acting in that capacity,

  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of the AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

CONFLICTS OF INTEREST

There are potential conflicts of interest to which the directors and officers of Addax Petroleum will be subject in connection with the operations of Addax Petroleum. In particular, certain of the directors of Addax Petroleum are involved in managerial and/or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Addax Petroleum or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Addax Petroleum. The CBCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the CBCA.

Afolabi Oladele has a consulting agreement with Addax Petroleum Development (Nigeria) Limited pursuant to which Mr. Oladele is paid a monthly fee of $12,500.

PROMOTERS

AOG may be considered to be a promoter of Addax Petroleum in that it took the initiative in founding the business of Addax Petroleum N.V. (now Addax Petroleum Holdings Limited) and incorporating and organizing Addax Petroleum. AOG carries on several different businesses worldwide with particular emphasis on Africa, including petroleum and refined products trading, oil storage, retail petroleum products and mining businesses. AOG was incorporated in 1987 and has established itself as one of the largest independent oil trading companies in Africa and the largest marine fuel supply company in West Africa.

During 2006 and subsequent to the IPO, AOG proposed a reorganization of AOG that gave shareholders the ability to exchange their AOG shares for Common Shares and other consideration. Certain shareholders of AOG elected to exchange their AOG shares in return for approximately 46.1 million Common Shares. As of the date of this AIF, the shareholders of AOG who elected to exchange their AOG shares for Common Shares have all received their Common Shares with the exception of a limited number of shareholders representing less than 300,000 Common Shares. In addition, in 2007 AOG entered into agreements with various shareholders whereby AOG exchanged approximately 8 million Common Shares of Addax Petroleum in return for redemption of AOG shares.

To the best of the knowledge of the directors and officers of Addax Petroleum, as of the date of this AIF, AOG Holdings BV owns and controls 55,241,829 Common Shares of Addax Petroleum representing approximately 35.5 per cent of the issued and outstanding Common Shares. AOG Holdings BV is an indirect wholly owned subsidiary of AOG in which Hydromel Ltd. has a majority holding. Hydromel Ltd. is wholly owned by Samsufi Trust, an overseas discretionary trust created by Jean Claude Gandur, the President and Chief Executive Officer of Addax Petroleum. Jean Claude Gandur is not a beneficiary of Samsufi Trust, however, he does have power of revocation over Samsufi Trust and can therefore be considered to have control directly over Samsufi Trust and indirectly over Hydromel Ltd., AOG and AOG Holdings BV.

LEGAL PROCEEDINGS

Addax Petroleum is not a party to nor are any of its properties subject to any material legal proceedings nor are any such proceedings known by Addax Petroleum to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of Addax Petroleum or any person or company that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10 per cent of the Common Shares and no associate or affiliate of any of the foregoing has, or has had, any material interest, direct or indirect, in any transaction prior to the date hereof or any proposed transaction that has materially affected or will materially affect Addax Petroleum or any of its affiliates, except as disclosed elsewhere in this AIF. See "Conflicts of Interest".

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Addax Petroleum are Deloitte & Touche LLP, Chartered Accountants, 3000 Scotia Centre, 700 - 2nd Street SW, Calgary, Alberta, T2P 0S7. Deloitte & Touche LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

Computershare Investor Services Inc. at its principal offices in Calgary, Alberta and Toronto, Ontario is the registrar and transfer agent for the Common Shares.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Addax Petroleum recognizes the importance of adhering to excellent corporate governance standards. Addax Petroleum has developed comprehensive corporate governance policies and procedures, which will be assessed on a continuous basis, and has adopted a "best practices" approach to corporate governance. The Board of Directors has adopted all of the recommendations set out in National Policy 58-201 — *Corporate Governance Guidelines*. These include, among other things, creating an Audit Committee and a Corporate Governance, Nominating and Compensation Committee, each comprised solely of independent directors, and a Technical and Reserves Committee, comprised of a majority of independent board members, adopting board mandates and a code of business ethics and conduct as well as approving regular board performance assessments. The Board of Directors may, from time to time, establish additional committees.

The mandates of each of the three committees are set forth below.

Corporate Governance, Nominating and Compensation Committee

The purpose of the corporate governance committee is to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the monitoring and oversight of the quality and effectiveness of the corporate governance practices and policies of the Corporation and its subsidiaries;
- considering nominees for the independent directors; and
- determining the adequacy and appropriateness of the compensation of officers and employees of the Corporation as well as the directors.

Technical and Reserves Committee

The purpose of the reserves committee is to assist the Board of Directors in fulfilling their responsibilities in relation to, among other things:

- the independent engineering evaluation of the petroleum reserves of the Corporation and its subsidiaries, managing the relationship with the independent engineer and meeting with the independent engineer as required;
- the public disclosure and filings relating to the Corporation's petroleum reserves and operations;
- the appointment of the independent engineer and, together with management, defining the scope and supervising the methodology of the independent engineer's evaluation; and
- the monitoring of the operational performance of the Corporation.

Audit Committee

The purpose of the audit committee is to assist the Board of Directors in fulfilling their responsibilities of oversight and supervision of, among other things:

- the audit of the consolidated financial statements of the Corporation, managing the relationship with the Corporation's auditors and meeting with the auditors as required in connection with the audit services provided by the Corporation's auditors;
- the Corporation's preparation and reporting of its annual and quarterly consolidated financial statements and management's discussion and analysis;
- the accounting and financial reporting practices and procedures of the Corporation and its subsidiaries;
- the adequacy of internal controls and accounting procedures of the Corporation and its subsidiaries; and
- the quality and integrity of consolidated financial statements of the Corporation.

The Corporation's Audit Committee consists of five outside and independent directors, Messrs. Twiss, Dey, Anderson, Davie and de Heinrich, all of whom are considered to be "financially literate". In considering criteria for the determination of financial literacy, the directors of the Corporation look at the ability to read and understand financial statements of a publicly traded corporation. The education and experience of each member of the Corporation's Audit Committee relevant to the performance of his responsibilities are as set forth below.

Wesley Twiss, Chair

Mr. Twiss is a Director of Addax Petroleum and Audit Committee Chair. Mr. Twiss is a corporate director with 35 years of energy industry experience, including 13 years as the senior financial officer of two major Canadian companies. He was Executive Vice President and Chief Financial Officer of PanCanadian Energy Corporation from October 2000 until April 2002 and was Executive Vice President and Chief Financial Officer of Petro-Canada from 1998 through 2000. In those roles, Mr. Twiss was responsible for directing all aspects of corporate financial affairs, as well as strategic management and corporate development. He is a Director and Audit Committee Chair of Canadian Oil Sands Trust, Keyera Facilities Income Fund and EPCOR. Mr. Twiss holds a Bachelor of Applied Science in Chemical Engineering from the University of Toronto and a Master of Business Administration from the University of Western Ontario. Mr. Twiss is a graduate of the Directors Education Program, Corporate Governance College of the Institute of Corporate Directors and holds the ICD.D designation.

Peter Dey

Mr. Dey is a Director and the Chairman of Addax Petroleum. Mr. Dey is also the Chairman of Paradigm Capital Inc. and a former partner of Osler, Hoskin & Harcourt LLP, a law firm specializing in corporate and securities law. From 1994 to 2001, he was Chairman of Morgan Stanley Canada Limited where he was responsible for the overall strategic direction of Morgan Stanley in Canada. Mr. Dey previously chaired The Toronto Stock Exchange Committee on Corporate Governance in Canada which released a report entitled "*Where Were the Directors?*" in December 1994. From 1983 to 1985, Mr. Dey was the Chairman of the Ontario Securities Commission. Mr. Dey is the chairman of the Private Sector Advisory Group of the Global Corporate Governance Forum established by the World Bank and the Organization for

Economic Co-operation and Development ("OECD"). Mr. Dey is the vice-chairman of the Boardroom Advisory Panel established by the OECD. Mr. Dey has a Bachelor of Science from Queen's University, a Bachelor of Laws degree from Dalhousie University and a Master of Laws degree from Harvard University. Mr. Dey is also a director of Sun-Times Media Group, Goldcorp Inc. and Redcorp Ventures Ltd..

Brian Anderson

Mr. Anderson is a Director of Addax Petroleum. Before retiring in 2000, Mr. Anderson had a 34-year professional career, largely in the Royal Dutch/Shell Group of Companies. Mr. Anderson was appointed Managing Director of the Shell Petroleum Development Company and Chairman of Shell Nigeria in January 1994. His last assignment before retirement was three years based in Beijing as Chairman of the Shell Companies in North East Asia, principally involved in China and Hong Kong, but he also had overall responsibility for Shell's interests in Korea and Taiwan. Mr. Anderson is currently Chairman and Managing Director of Anderson Energy (Hong Kong) Limited, a consulting company which he set up in 2000 to specialize in assisting companies mostly in Africa and China in the energy sector. Mr. Anderson is also the Chairman and a Director of CleanCoalGas Ltd., a Director of MPF Corp. Ltd. and a Director of Acura Ltd. Mr. Anderson was born in Nigeria and is a citizen of the United Kingdom and studied Metaliferous Mining Engineering at Cambourne in the United Kingdom followed by an MSc in Petroleum Reservoir Engineering at London University.

James Davie

Mr. Davie is a Director of Addax Petroleum. Mr. Davie has over 29 years of investment banking experience with RBC Dominion Securities Inc. before retiring in 2002. Mr. Davie held a number of senior positions at RBC Dominion Securities Inc. including Managing Director of Investment Banking and Head of Equity Capital Markets from 1987 to 1999. Mr. Davie has a Bachelor of Commerce degree from the University of Toronto and a Master of Business Administration from Queen's University. Mr. Davie is also a director of Range Royalty Management Ltd., a member of the Independent Review Committee for the Brompton Group of Funds, and a member of the Advisory Board for KEP I and KEP II Funds.

Stephen Paul de Heinrich

Mr. de Heinrich is a Director of Addax Petroleum. He has more than 30 years experience in trading and investment in Africa. He has been instrumental in organizing counter trading export pre-financing and syndicated financial transactions in several African countries. Mr. de Heinrich is now an independent consultant as well as an associate with Beldi & Cie S.A., a Geneva-based corporate finance house. He was a non-executive director of AOG from 1988 to 1991 and was the Vice Chairman of its Advisory Board. He has been chairman and a director of SAMAX Resources Limited and Carpathian Gold Limited, among other companies. Mr. de Heinrich is a citizen of both Canada and Hungary and has a degree in economics from McMaster University, Hamilton, Canada.

<u>The text of the Audit Committee Charter is attached to this AIF as Schedule "C".</u>

External Auditor Service Fees

The following summarizes the total fees billed by Deloitte & Touche LLP, the external auditor of the Corporation, in each of the years ended December 31, 2005, 2006 and 2007.

Audit Fees

2005	$1,355,556
2006	$658,133
2007	$1,651,235

Audit fees billed in 2007 included amounts related to services performed in 2006.

Audit-Related Fees

2005	$42,000
2006	$116,258
2007	$616,246

Audit-related Fees billed in 2005 and 2006 were primarily for accounting system reviews and review of equity offering prospectuses. Audit related fees in 2007 were primarily for time writing system reviews and UK listings of Common Shares and Convertible Notes.

Tax Fees

2005	–
2006	$369,139
2007	–

Tax fees billed in 2006 were primarily for tax planning assistance.

All Other Fees

2005	$96,155
2006	$3,183
2007	–

All other fees billed in 2005 and 2006 were primarily for assistance in opening a new branch office and due diligence procedures for the IPO.

MATERIAL CONTRACTS

Other than contracts entered into in the ordinary course of business, the following are the contracts that are material to Addax Petroleum entered into within the most recently completed financial year or before the most recently completed financial year, but which are still in effect:

Non-Competition Agreement

On February 8, 2006, the Corporation and AOG entered into the Non-Competition Agreement under which AOG agreed with Addax Petroleum that, provided AOG and Jean Claude Gandur together own not

less than 25 per cent of the issued and outstanding Common Shares, neither AOG nor any of its subsidiaries will:

- acquire any petroleum properties or facilities or participate in the exploration for or development and production of petroleum or participate in any upstream petroleum business opportunities, unless AOG has first offered such business opportunities to Addax Petroleum and Addax Petroleum has declined to acquire such business opportunities. Such offer must remain open for acceptance for a minimum of 30 business days. For purposes of certainty, petroleum trading, downstream activities or non-petroleum resource activities of AOG shall not be considered directly competing interests; or
- participate in any person, other than acquiring not more than five per cent of the equity of a publicly listed company, which engages in the above prescribed activities.

Revolving Debt Facility

On January 22, 2007, the Corporation entered into a 5 year, $1.5 billion senior secured reducing revolving debt facility arranged by BNP Paribas, Natixis and Standard Chartered Bank. The facility consists of a $1.2 billion loan tranche and a $300 million letter of credit tranche. The loan tranche of the facility will be used to re-finance the former bridge facility, fund budgeted capital expenditures and for general corporate purposes. The facility is in the form of a borrowing base loan, is subject to potential reductions after three years and is secured against a portion of the Corporation's business interests. On April 30, 2007, the facility size was increased to $1.6 billion, with the long-term loan portion of the facility increasing to $1.3 billion. The letter of credit facility remained unchanged.

Convertible Notes

On May 10, 2007, the Corporation announced a private placement in denominations of $200,000 of $300 million in principal amount of Convertible Notes. The principal amount included a $25 million overallotment option granted to the lead underwriters of the offering, Citigroup Global Markets Limited and UBS Limited. The Notes are constituted by a trust deed dated May 30, 2007 between Addax Petroleum and The Law Debenture Trust Corporation p.l.c. as Trustee.

The Notes are convertible into fully paid, non-assessable Common Shares of no par value in the share capital of Addax Petroleum and have a fixed annual coupon of 3.75 per cent and an initial conversion price of CDN$56.0612 per share (converted into United States dollars at a fixed rate of $1 = CDN$1.108), representing a premium of 49 percent to the United States dollar equivalent of the Corporation's volume-weighted average share price during the marketing period of the Notes. The Notes were issued at 100 per cent of their principal amount, and unless previously redeemed, converted or purchased and cancelled, they will mature in 2012. After three years and 21 days, the Notes will be callable at the option of the Corporation, so long as the Corporation's share price is at least 130 per cent of the conversion price.

The Notes include a net share settlement option, allowing the Corporation to settle investor conversions by repaying the par value of the Notes in cash, and delivering only the difference between the value of the underlying shares and the par value in shares. In doing so, Addax Petroleum has the option to reduce the dilutive effect of the Notes.

The Notes were offered outside of Canada, including the United Kingdom and the United States, and were also offered in the provinces of Ontario and Quebec to accredited investors only. The private placement closed on May 30, 2007, and the Notes were admitted to the Official List of the UK Listing

Authority and to trading on the Professional Securities Market of the London Stock Exchange on May 31, 2007.

INTERESTS OF EXPERTS

Netherland, Sewell & Associates, Inc. has certified a report with respect to NI 51-101 oil and gas reserves. As of the date hereof, neither NSAI nor any of the "designated professionals" of NSAI (as such terms is defined in Form 51-102F2) directly or indirectly, hold, have received or will receive any registered or beneficial interests in any of the Common Shares or other property of the Corporation or of any of the Corporation's associates or affiliates. In addition, none of such persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies is or is expected to be elected, appointed or employed as a director, officer or employee of Addax Petroleum or any associate or affiliate of Addax Petroleum.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Corporation's website at www.addaxpetroleum.com and on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com. Filings made with the UK Financial Services Authority and the London Stock Exchange can be accessed through the Market news link at the Exchange's website, at www.londonstockexchange.com.

Additional financial information is provided in the Corporation's annual financial statements and related annual management's discussion and analysis for the year ended December 31, 2007.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities will be contained in the Corporation's forthcoming management proxy circular, which will be available at www.sedar.com.

SCHEDULE "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR
FORM 51-101F2

To the Board of Directors of Addax Petroleum Corporation:

1. We have evaluated Addax Petroleum Corporation's (the "**Corporation**") reserves data as at December 31, 2007. The reserves data are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimated using forecast prices and costs.

2. The reserves data are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Corporation evaluated by us as at December 31, 2007 and identifies the respective portions thereof that we have evaluated and reported on to the Corporation's management/Board of Directors:

Oil Reserves and Future Net Revenues Based on Forecast Prices and Costs as at December 31, 2007

	Crude Oil Reserves		Estimated Net Present Values of Future Net Revenue Before Taxes Discounted at					Estimated Net Present Values of Future Net Revenue After Taxes Discounted at				
	Gross	Net	0%	5%	10%	15%	20%	0%	5%	10%	15%	20%
	(MMbbl)		($million)					($million)				
Proved												
Developed Producing	120.0	94.3	6,222	5,736	5,333	4,993	4,703	2,878	2,657	2,471	2,314	2,179
Developed Non-Producing	16.6	14.3	870	730	623	539	472	307	261	225	196	172
Undeveloped	96.7	68.1	4,193	3,530	3,022	2,625	2,307	2,107	1,766	1,506	1,302	1,139
Total Proved	233.3	176.7	11,286	9,996	8,978	8,157	7,483	5,291	4,684	4,202	3,811	3,490
Probable	213.4	128.8	7,389	5,835	4,697	3,845	3,193	3,573	2,779	2,196	1,757	1,422
Total Proved plus Probable	446.7	305.5	18,674	15,831	13,676	12,002	10,676	8,864	7,463	6,398	5,569	4,912
Possible	133.6	84.4	5,584	4,363	3,502	2,876	2,408	2,070	1,545	1,188	938	758
Total Proved plus Probable plus Possible	580.3	389.9	24,258	20,194	17,178	14,878	13,084	10,934	9,008	7,586	6,507	5,670

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

Executed as to our report referred to above.

NETHERLAND, SEWELL & ASSOCIATES, INC.
4500 Thanksgiving Tower
1601 Elm Street
Dallas, Texas
75201-4754

NETHERLAND, SEWELL & ASSOCIATES, INC.

By: (Signed)
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

Dated: January 15, 2008

SCHEDULE "B"
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION
FORM 51-101F3

Management of Addax Petroleum Corporation (the "**Corporation**") are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which are estimates of proved reserves and probable reserves and related future net revenue as at December 31, 2007, estimate using forecast prices and costs.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Reserves Committee of the Board of Directors of the Corporation has:

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has, on the recommendation of the Reserves Committee, approved:

(a) the content and filing with securities regulatory authorities of Form 51-101F1 containing reserves data and other oil and gas information;

(b) the filing of Form 51-101F2, which is the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material. However, any variations should be consistent with the fact that reserves are categorized according to the probability of their recovery.

(Signed) JEAN CLAUDE GANDUR
Chief Executive Officer

(Signed) MICHAEL EBSARY
Chief Financial Officer

(Ssigned) BRIAN ANDERSON
Director

(Signed) GERRY MACEY
Director

Dated: March 13, 2008

SCHEDULE "C"
AUDIT COMMITTEE CHARTER

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF ADDAX PETROLEUM CORPORATION

Mission Statement

The Board of Directors (the "Board") of Addax Petroleum Corporation (the "Company") will establish an Audit committee (the "Committee") to assist the Board in fulfilling its obligations by overseeing and monitoring the Company's financial accounting and reporting process, its internal control over financial reporting and the external financial audit process.

Composition

The Committee shall consist of as many members as the Board shall determine from time to time but in any event, not fewer than three members of the Board. The initial members of the Committee shall be Wesley Twiss, Peter Dey, Brian Anderson, James Davie and Stephen de Heinrich. Each member of the Committee shall continue to be a member until a successor is appointed, unless the member resigns, is removed or ceases to be a member of the Board. The Board may fill a vacancy in the Committee at any time.

Members of the Committee shall be selected based upon the following and in accordance with applicable laws, rules and regulations. Each member shall be independent in accordance with applicable legal and regulatory requirements and in such regard shall have no direct or indirect material relationship with the Company which could, in the view of the Board, reasonably interfere with the exercise of a member's independent judgment. In addition, each member shall be financially literate or must become financially literate within a reasonable period of time after his or her appointment to the Committee. For these purposes, an individual is financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company's financial statements.

Chair and Secretary

The Chair of the Committee shall be designated by the Board. The initial Chair of the Committee shall be Wesley Twiss. If the Chair is not present at a meeting of the Committee, the members of the Committee may designate an interim Chair for the meeting by majority vote of the members present. The general counsel of the Company shall be the Secretary of the Committee meetings, provided that if the Secretary is not present, the Chair of the meeting may appoint a secretary for the meeting with the consent of the Committee members who are present.

Meetings

The Chair of the Committee, in consultation with the Committee members, shall determine the schedule and frequency of the Committee meetings provided that the Committee will meet at least four times in each fiscal year and at least once in every fiscal quarter. The Committee shall have the authority to convene additional meetings as circumstances require.

Notice of meetings shall be given to each member not less than five business days before the time of the meeting, provided that meetings of the Committee may be held without formal notice if all of the members of

the Committee are present and do not object to notice not having been given, or if those absent waive notice in any manner before or after the meeting. Notice of meeting may be given verbally or delivered personally, given by mail, facsimile or other electronic means of communication and need not be accompanied by an agenda or any other material. The notice shall however specify the purpose or purposes for which the meeting is being held.

Notice of every meeting shall be given to the external and, if applicable, internal auditors of the Company, and meetings shall be convened whenever requested by the external auditors or any member of the Committee in accordance with applicable law. The Committee shall meet separately and periodically with management, legal counsel and the external auditors. The Committee shall meet separately with the external auditors at every meeting of the Committee at which external auditors are present.

Decisions or recommendations of the Committee shall be evidenced by resolutions passed at meetings of the Committee and recorded in the minutes of such meetings or by an instrument in writing signed by all members of the Committee. A copy of the draft minutes of each meeting of the Committee and any written resolutions evidencing decisions or recommendations of the Committee shall be transmitted promptly by the Secretary to each member for adoption at the next meeting. The Committee shall report to the Board at each regularly scheduled Board meeting next succeeding any Committee meeting or the signing of any written resolution evidencing a decision or recommendation of the Committee.

A majority of the members of the Committee shall constitute a quorum.

Any matter that the Committee does not unanimously approve will be referred to the Board for consideration.

Meeting Agendas

Where possible, agendas for meetings of the Committee shall be developed by the Chair of the Committee in consultation with management and the Secretary, and shall be circulated to Committee members as far in advance of each Committee meeting as is reasonable.

Resources and Authority

The Committee shall have the resources and the authority to discharge its responsibilities, including the authority, in its sole discretion, to engage, at the expense of the Company, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management of the Company.

The Committee shall have the authority to conduct any investigation necessary and appropriate to fulfilling its responsibilities, and has direct access to and the authority to communicate directly with the internal and external auditors, the general counsel of the Company and other officers and employees of the Company.

The members of the Committee shall have the right for the purpose of performing their duties to inspect all the books and records of the Company and any subsidiaries and to discuss such accounts and records and any matters relating to the financial position, risk management and internal controls of the Company with the officers and external and internal auditors of the Company and any subsidiaries.

Any member of the Committee may require the external or internal auditors to attend any or every meeting of the Committee.

Responsibilities

The Company's management is responsible for preparing the Company's financial statements and the external auditors are responsible for auditing those financial statements. The Committee is responsible for overseeing the conduct of those activities by the Company's management and external auditors, and overseeing the activities of the internal auditors.

The specific responsibilities of the Committee shall include those listed below. The enumerated responsibilities are not meant to restrict the Committee from examining any matters related to its purpose.

1. **Financial Reporting Process and Financial Statements**

The Committee shall:

(a) in consultation with the external auditors and the internal auditors, review the integrity of the Company's financial reporting process both internal and external, and any major issues as to the adequacy of the internal controls and any special audit steps adopted in light of material control deficiencies;

(b) review all material transactions and material contracts entered into between or amongst (i) the Company or any subsidiary of the Company, and (ii) any subsidiary, director, officer, insider or related party of the Company, other than officer or employee compensation arrangements approved or recommended by the Remuneration Committee of the Board, or transactions in the ordinary course of business;

(c) review and discuss with management and the external auditors: (i) the preparation of Company's annual audited consolidated financial statements and its interim unaudited consolidated financial statements, as well as the Company's annual and interim Management Discussion & Analysis (MD&A); (ii) whether the financial statements present fairly (in accordance with generally accepted accounting principles) in all material respects the financial condition, results of operations and cash flows of the Company as of and for the periods presented; (iii) any matters required to be discussed with the external auditors according to generally accepted auditing standards; and (iv) an annual report by the external auditors describing: (A) all critical accounting policies and practices used by the Company; (B) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management of the Company, including the ramifications of the use such alternative treatments and disclosures and the treatment preferred by the external auditors; and (C) other material written communications between the external auditors and management;

(d) following completion of the annual audit, review with each of: (i) management; (ii) the external auditors; and (iii) the internal auditors, any significant issues, concerns or difficulties encountered during the course of the audit;

(e) review the annual financial statements and reports (including annual MD&A) of the Company and any other documents including press releases containing financial information of the

Company that is likely to be material and recommend approval thereof to the Board prior to the submission of such documents to the applicable securities regulatory authorities;

(f) review the interim financial statements and reports (including interim MD&A) of the Company and recommend approval thereof to the Board prior to the submission of such documents to the applicable securities regulatory authorities;

(g) resolve disagreements between management and the external auditors regarding financial reporting; and

(h) review disclosure procedures with the Disclosure Committee established in accordance with the Company's Disclosure Policy, and be satisfied that adequate procedures are in place for the review of the public disclosure of financial information by the Company extracted or derived from the Company's financial statements, other than the disclosure referred to in the preceding paragraph, and periodically assess the adequacy of those procedures.

2. **External Auditors**

The Committee shall:

(a) require the external auditors to report directly to the Committee;

(b) be directly responsible for the selection, nomination, compensation, retention, termination and oversight of the work of the Company's external auditors engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, and in such regard recommend to the Board the external auditors to be nominated for approval by the shareholders;

(c) approve all audit engagements and pre-approve the provision by the external auditors of all non-audit services, including fees and terms for all audit engagements and non-audit engagements, and in such regard the Committee may establish the types of non-audit services the external auditors shall be prohibited from providing and shall establish the types of audit, audit related and non-audit services for which the Committee will retain the external auditors. The Committee may delegate to one or more of its members the authority to pre-approve non-audit services, provided that any such delegated pre-approval shall be exercised in accordance with the types of particular non audit services authorized by the Committee to be provided by the external auditor and the exercise of such delegated pre-approvals shall be presented to the full Committee at its next scheduled meeting following such pre-approval;

(d) review and approve the Company's policies for the hiring of partners and employees and former partners and employees of the external auditors;

(e) consider, assess and report to the Board with regard to the independence and performance of the external auditors; and

(f) request and review the audit plan of the external auditors as well as a report by the external auditors to be submitted at least annually regarding: (i) the internal quality-control procedures; and (ii) any material issues raised by the external auditor's own most recent internal quality-control review or peer review of the auditing firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years

respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues.

3. **Accounting Systems and Internal Controls**

The Committee shall:

(a) oversee management's design and implementation of and reporting on internal controls. The Committee shall also receive and review reports from management, the internal auditors and the external auditors on an annual basis with regard to the reliability and effective operation of the Company's accounting system and internal controls; and

(b) review quarterly and annually the activities, organization and qualifications of the internal auditors and discuss with the external auditors the responsibilities, budget and staffing of the internal audit function.

4. **Legal and Regulatory Requirements**

The Committee shall:

(a) review timely analysis by the Disclosure Committee of significant issues relating to public disclosure and reporting;

(b) review, prior to finalization, periodic public disclosure documents containing financial information, including the annual and interim financial statements, annual information form and MD&A and press releases and recommend approval of the foregoing to the Board prior to their disclosure or filing;

(c) prepare the report of the Committee required to be included in the Company's periodic filings;

(d) review with the Company's internal counsel legal compliance matters, significant litigation and other legal matters that could have a significant impact on the Company's financial statements; and

(e) assist the Board in the oversight of compliance with legal and regulatory requirements and review with internal legal counsel the adequacy and effectiveness of the Company's procedures to ensure compliance with legal and regulatory responsibilities.

5. **Additional Responsibilities**

The Committee shall:

(a) discuss policies with the external auditor, internal auditor and management with respect to risk assessment and risk management;

(b) establish procedures and policies for (i) the receipt, retention, treatment and resolution of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by directors or employees of the Company of concerns regarding questionable accounting or auditing matters or any potential violations of legal or regulatory provisions;

(c) prepare and review with the Board an annual performance evaluation of the Committee;

(d) report regularly to the Board, including with regard to matters such as the quality or integrity of the Company's financial statements, compliance with legal or regulatory requirements, the performance of the internal audit function, and the performance and independence of the external auditors. Minutes of each meeting of the Committee shall be recorded and maintained and provided to the Board as soon as possible following the meeting; and

(e) review and reassess the adequacy of the Committee's Charter on an annual basis (but no alteration to the Committee's charter and the responsibilities of the Committee shall be effective without the approval of the Board).

6. **Limitation on the Oversight Role of the Committee**

Nothing in this Charter is intended, or may be construed, to impose on any member of the Committee a standard of care or diligence that is in any way more onerous or extensive than the standard to which all members of the Board are subject.

Each member of the Committee shall be entitled, to the fullest extent permitted by law, to rely on the integrity of those persons and organizations within and outside the Company from whom he or she receives financial and other information, and the accuracy of the information provided to the Company by such persons or organizations.

While the Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Committee to plan or conduct audits or to determine that the Company's financial statements and disclosures are complete and accurate and in accordance with generally accepted accounting principles in Canada and applicable rules and regulations. These are the responsibility of management and the external auditors.

ADDAX PETROLEUM ANNOUNCES RECORD RESULTS FOR 2007

- *59 per cent increase in Funds Flow From Operations to $1,319 million*
- *98 per cent increase in Net Income to $482 million*
- *40 per cent increase in Production to 125.9 Mbbl/d*
- *26 per cent increase in Proved plus Probable Reserves to 446.7 MMbbl*

Calgary, March 13, 2008 - /CNW/ - Addax Petroleum Corporation ("Addax Petroleum" or the "Corporation") (TSX:AXC and LSE:AXC), today announced its results for the year ended December 31, 2007. The financial results are prepared in accordance with Canadian GAAP and the reporting currency is US dollars. In addition, the Corporation is announcing an increase to its 2008 capital expenditure budget.

This announcement coincides with the filing with the Canadian and U.K. securities regulatory authorities of Addax Petroleum's Audited Consolidated Financial Statements for the year ended December 31, 2007 and related Management's Discussion and Analysis, as well as Addax Petroleum's Annual Information Form. Copies of these documents may be obtained via **www.sedar.com**, **www.londonstockexchange.com** and the Corporation's website, **www.addaxpetroleum.com**.

A conference call will be held for analysts and investors today Thursday, March, 13 at 12:00 p.m. (noon) Eastern Time / 4:00 p.m. London, U.K. Time. Full details can be found at the end of this announcement.

CEO's Comment

Commenting today, Addax Petroleum's President and Chief Executive Officer, Jean Claude Gandur, said: "I am extremely pleased to report that Addax Petroleum's 2007 performance continues our track record for delivering results and demonstrates record achievements in all aspects of our business. During the year, Addax Petroleum advanced its operations in all regions with significant increases in every financial and operational metric, including continued strong production growth in our two core areas of Nigeria and Gabon. Addax Petroleum's successful 2007 appraisal campaign in the rapidly developing Kurdistan Region of Iraq was a major accomplishment for the company and is expected to translate into first commercial oil production in 2008. During 2007, Addax Petroleum also built substantially on our world-class exploration portfolio, particularly in the deepwater Gulf of Guinea. We look to accelerate future reserves growth through an aggressive exploration program in 2008 and the coming years. I would like to thank our employees, management, board of directors, business partners and shareholders for their support and contribution to Addax Petroleum's outstandingly successful 2007."

Selected Financial Highlights

- Petroleum sales before royalties in 2007 amounted to $3,412 million, an increase of 68 per cent over petroleum sales before royalties of $2,029 million in 2006. The increase in petroleum sales before royalties was primarily driven by a 40 per cent increase in average gross working interest oil production. An increase of 15 per cent in average crude oil sales price in 2007 to $72.94 per barrel (/bbl) as compared to $63.40/bbl realized in 2006 also contributed significantly to the year on year growth in petroleum sales before royalties.
- Funds Flow From Operations for 2007 increased 59 per cent to $1,319 million ($8.49 per basic share) compared to $829 million ($5.80 per basic share) in 2006.
- Net income for 2007 increased 98% to $482 million ($3.10 per basic share) compared to $243 million ($1.70 per basic share) in 2006.
- Capital expenditures excluding acquisition considerations, farm-in fees and license signature fees increased by 43 per cent to $1,147 million in 2007 from $802 million in 2006. Development capital expenditures totaled $881 million in 2007, an increase of 47 per cent over development capital expenditure of $600 million in 2006. Exploration and appraisal capital expenditures increased to $266 million in 2007, an increase of 32 per cent over exploration and appraisal capital expenditures of $202 million in 2006.
- Consideration for the acquisition of the petroleum properties, including license signature and farm-in fees, in 2007 amounted to $78 million as compared to $297 million in 2006, excluding consideration of $1,448 million to acquire the business of Pan-Ocean on September 7, 2006.
- During 2007, the Corporation issued $300 million principal amount of 3.75 per cent unsecured convertible bonds, due May 31, 2012, for net proceeds of $294 million.
- Bank debt increased in 2007 by $120 million to $950 million and is currently drawn under a 5-year, $1.6 billion facility.

The following table summarizes the selected financial highlights.

Selected financial highlights	**Year ended / as at December 31**		
$ million unless otherwise stated	**2007**	**2006**	**Change**
Petroleum sales before royalties	3,412	2,029	68%
Average crude oil sales price, $/bbl	72.94	63.40	15%
Funds Flow From Operations	1,319	829	59%
Net income	482	243	98%
Weighted average common shares outstanding (basic, millions)	155	143	8%
Funds Flow From Operations per share ($/basic share)	8.49	5.80	46%
Earnings per share ($/basic share)	3.10	1.70	82%
Weighted average common shares outstanding (diluted, millions)	156	143	9%
Funds Flow From Operations per share ($/diluted share)	8.38	5.80	44%
Earnings per share ($/diluted share)	3.09	1.70	82%

Total assets	3,759	2,978	26%
Long-term debt, excluding convertible bonds	950	830	14%
Capital Expenditures – by Region			
Nigeria (excluding deepwater) & Cameroon	826	638	29%
Gabon	216	66	227%
Kurdistan Region of Iraq	83	58	43%
Deepwater Nigeria & JDZ	16	13	23%
Corporate	6	27	-78%
subtotal	**1,147**	**802**	**43%**
Acquisitions, farm-in and license signature fees (excl. Pan-Ocean)	78	297	-74%
Total	**1,225**	**1,099**	**11%**
Capital Expenditures – by Type			
Development	881	600	47%
Exploration & appraisal	266	202	32%
subtotal	**1,147**	**802**	**43%**
Acquisitions, farm-in and license signature fees (excl. Pan-Ocean)	78	297	-74%
Total	**1,225**	**1,099**	**11%**

Selected New Business Highlights

- During 2007, Addax Petroleum concluded two strategic transactions which have (i) further consolidated a considerable exploration position in the Gulf of Guinea deep water play, and (ii) confirmed Addax Petroleum as a significant developer and producer in Gabon.

- New business highlights in 2007 include:

  Gulf of Guinea Deep Water

  – in September 2007, Addax Petroleum consolidated its strategic 2006 entry into the Gulf of Guinea deep water exploration play with the acquisition of a 40% interest in Block 1 of the JDZ, an offshore area operated under treaty between Nigeria and Sao Tome and Principe. The acquisition is subject to the approval of the Joint Development Authority. Addax Petroleum operates JDZ Block 4 and OPL 291 and holds non-operating interests in JDZ Blocks 2 and 3. At year end, Addax Petroleum holds a net acreage position of 430,500 acres in the Gulf of Guinea deep water.

  Gabon

  – in April 2007, Addax Petroleum acquired a 50% operating interest in and became the operator of the Epaemeno license area. The Epaemeno license area covers approximately 331,100 acres (gross) and lies immediately north of Addax Petroleum's Maghena and Awoun license areas, onshore Gabon. At year end, Addax Petroleum holds a net acreage position of 1,442,800 acres onshore and offshore Gabon.

Selected Operational Highlights

- Average gross working interest oil production in 2007 was 125,940 barrels per day (bbl/d) an increase of approximately 40 per cent over the 2006 average production of

90,050 bbl/d. Average oil production for 2007 included 104,510 bbl/d from Nigeria and 21,430 bbl/d from Gabon.

- Total gross working interest proved plus probable reserves, as evaluated by Netherland, Sewell & Associates as at December 31, 2007 and in accordance with National Instrument 51-101, increased by approximately 26 per cent to 446.7 MMbbl from 353.7 MMbbl as at December 31, 2006. The Corporation did not make reserves acquisitions or disposals during the year and the 2007 reserve additions arose primarily from the Corporation's operational activity, including extensions and discoveries, and favourable economic factors.

- The Corporation's overall 2007 reserves replacement ratio was 302 per cent. The reserves replacement ratio is calculated by dividing the gross working interest proved plus probable reserve additions of 139.0 MMbbl (before deduction of 2007 production of 46.0 MMbbl) by the 2007 production.

- Development project highlights in 2007 include:

  Nigeria

  - conversion of Oil Prospecting License OPL225 to Oil Mining Lease OML137;
  - drilled 18 new development wells offshore, 17 in OML123 and one in OML126, 17 of which were placed on production during the year;
  - drilled four new development wells onshore in OML124, doubling the production from the license area; and
  - ongoing surface facilities development at the Oron and Adanga fields on OML123, and subsurface facilities development at the Okwori and Nda fields on OML126.

  Gabon

  - drilled 17 development wells on the Corporation's onshore and offshore license areas, of which 16 were placed on production during the year;
  - ongoing surface facilities development at the onshore Maghena and offshore Etame license areas; and
  - commenced the extension of the Corporation's onshore export system, including a new 38-kilometre, 12-inch pipeline which will allow for further increases in production by availing of spare capacity through the Shell operated Rabi station. The Corporation expects the expanded export system to be commissioned in the second half of 2008.

- Total gross working interest best estimate unrisked prospective oil resources were 2,246 MMbbl as at December 31, 2007 as compared to 2,199 MMbbl as at December 31, 2006. Risked prospective oil resources increased by approximately 10 per cent to 738 MMbbl as at December 31, 2007 from 670 MMbbl as at December 31, 2006. Of the year-end 2007 unrisked prospective oil resources, 1,204 MMbbl or 54 per cent relate to the Corporation's Deep Water Gulf of Guinea portfolio, 907 MMbbl or 40 per cent to onshore Nigeria and shallow water offshore Nigeria and Cameroon, and 136 MMbbl or 6 per cent to Gabon, predominantly offshore.

- Total gross working interest best estimate contingent gas resources increased by approximately 71 per cent to 2,415 Bcf as at December 31, 2007 from 1,412 Bcf as at December 31, 2006. Best estimate liquids associated with contingent gas resources increased by approximately 106 per cent to 77.2 MMbbl as at December 31, 2007 from

37.4 MMbbl as at December 31, 2006. The largest additions are in OML137 where 926 Bcf and 25.3 MMbbl were added arising from the Corporation's successful exploration efforts during 2007.

- Exploration and appraisal activity and highlights in 2007 include:

Gulf of Guinea Shallow Water (Nigeria and Cameroon)

- drilled two exploration wells in OML123, offshore Nigeria, which discovered and appraised the Antan prospect. Significant quantities of oil were discovered for which 17 MMbbl probable reserves were booked at year end 2007. A third exploration well was drilled in OML123 on the Ibeno-E prospect but it was found to be gas bearing;
- drilled two exploration wells in OML137, offshore Nigeria, which discovered the Ofrima North and Udele West fields. Following the results of Ofrima North exploration well, 17 MMbbl of probable oil reserves were also booked at year end 2007. The Ofrima North and Udele West exploration wells also confirmed the gas potential of the OML137 licence area and 926 Bcf of contingent gas resources were booked at 2007 year end;
- drilled one appraisal well in OML126 on the Nda West prospect but it was unsuccessful;
- drilled an additional three field extension appraisal wells on OML123, of which one encountered oil and two were unsuccessful; and
- commenced site preparation of the drilling location for the Corporation's first two exploration wells at Ngosso, offshore Cameroon, which are to be drilled in the first half of 2008. The first of these exploration wells was spudded in early March 2008 and targeting the Odiong prospect.

Gulf of Guinea Deep Water (Nigeria and JDZ)

- continued building an in-house sub-surface interpretation and drilling technical team following the establishment of the Corporation's Gulf of Guinea deep water position in 2006; and
- 3D seismic processing throughout the JDZ and selecting the prospect in Block 4 which the Corporation has budgeted to drill in the second half of 2008.

Gabon

- 126 km^2 of 3D seismic data acquisition over the Corporation's Panthere NZE and Awoun license areas, onshore Gabon; and
- successful appraisal drilling of the Autour field in the Panthere NZE license area, onshore Gabon.

Kurdistan Region of Iraq

- seismic acquisition program comprised of 292 km^2 of 3D seismic data over the Taq Taq field and 218 km of 2D seismic over the Kewa Chirmila prospect and surrounding area which the Corporation plans to drill in mid-2008; and
- drilled and tested the three appraisal and development wells on the Taq Taq field (TT-05, TT-06 and TT-07) and commenced drilling of two more appraisal and development wells (TT-08 and TT-09) which were tested in early 2008. The five wells have tested at aggregate flow rates ranging from 16,170 bbl/d to 37,560 bbl/d from three separate zones.

- Operating netbacks in 2007 increased 19 per cent to $53.70/bbl compared to $44.97/bbl in 2006. Unit operating expenses in 2007 increased to $6.70/bbl, an increase of 6 per cent over the 2006 level of $6.33/bbl.

The following table summarizes selected operational information.

Selected operational results	**Year ended / as at December 31**		
	2007	**2006**	**Change**
Annual average gross working interest oil production (Mbbl/d)			
Nigeria (offshore)	97.1	82.5	18%
Nigeria (onshore)	7.4	3.8	95%
Nigeria sub-total	*104.5*	*86.3*	*21%*
Gabon (offshore)	6.4	1.6	300%
Gabon (onshore)	15.0	2.1	614%
Gabon sub-total	*21.4*	*3.7*	*478%*
Total	**125.9**	**90.0**	**40%**
Prices, expenses and netbacks ($/bbl)			
Average realized price	72.94	63.40	15%
Operating expense	6.70	6.33	6%
Operating netback	53.70	44.97	19%
Gross working interest oil reserves (MMbbl)			
Proved	233.3	182.0	28%
Proved plus Probable	446.7	353.7	26%
Proved plus Probable plus Possible	580.3	480.4	21%
Gross working interest best estimate prospective oil resources (MMbbl)			
Unrisked	2,246	2,199	2%
Risked	738	670	10%
Gross working interest best estimate contingent resources			
Gas (Bcf)	2,415	1,412	71%
Associated gas liquids (MMbbl)	77.2	37.4	106%

Dividends

For information purposes, the Corporation declared and paid aggregate dividends in 2007 of CDN$0.20 per share. A dividend of CDN$0.10 per share was declared and will be paid in the first quarter of 2008. In accordance with Canada Revenue Agency Guidelines, dividends paid by the Corporation during the period are eligible dividends.

Recent Developments

In January 2008, the Corporation tested the TT-09 step-out appraisal and development well on the Taq Taq field in the Kurdistan Region of Iraq. The TT-09 well tested at an aggregate oil rate of 16,170 bbl/d from two separate zones.

In February 2008, the Corporation signed an agreement with the Kurdistan Regional Government amending the production sharing contract it holds together with Genel Enerji in respect of the Taq Taq license area in the Kurdistan Region of Iraq. The purpose of the amendments was to bring the terms of the Taq Taq production sharing contract into conformity with recently enacted oil and gas legislation in the Kurdistan Region of Iraq.

In March 2008, the Corporation tested the TT-08 step-out appraisal and development well on the Taq Taq field in the Kurdistan Region of Iraq. The TT-08 well tested at an aggregate oil rate of 35,750 bbl/d from two separate zones.

Also in March 2008, the Corporation announced the successful appraisal of and addition to the Kita Marine discovery. The KTM-6 well encountered an aggregate gross oil column of 173 feet over four zones. The Kita Marine discoveries lie in the northern part of the prolific OML123 block offshore Nigeria in an area which has not previously had production.

Outlook & 2008 Capital Budget Increase

The Corporation's production outlook for 2008 is in line with guidance provided to date. Addax Petroleum expects annual average working interest gross oil production to be approximately 140,000 to 145,000 bbl/d from its Nigeria and Gabon operations.

In addition, in response to strong operational results and a robust oil price environment, Addax Petroleum is increasing its 2008 capital expenditures budget to $1,615 million from $1,509 million announced in November 2007. This increase is driven by a 23 per cent increase in the Corporation's exploration budget to $406 million which will fund an accelerated exploration program in the Corporation's core areas in offshore Gabon and offshore Nigeria and Cameroon. The accelerated exploration program will include the drilling of up to four additional exploration wells, bringing the total wells drilled in the Corporation's exploration portfolio to 20 wells in 2008, as well as a 307 km 2D seismic program onshore Gabon. Addax Petroleum has extended its contract for the jack-up drilling rig, the Hercules-156, which is currently drilling the first exploration well for the Corporation at Ngosso, to early 2009 to support its accelerated exploration program. The Corporation has also increased its development capital expenditure budget by three per cent which will fund the drilling of an additional two development wells in Nigeria.

The following table summarises the Corporation's current oil production guidance and increased 2008 capital expenditure budget:

2008 Outlook Highlights	**Mar 2008 Budget**	**Nov 2007 Budget**	**Change**
Oil Production Guidance, Mbbl/d			
Nigeria	106 to 111	106 to 111	n/a
Gabon	31 to 36	31 to 36	n/a
Total	**140 to 145**	**140 to 145**	**n/a**
Capital Expenditure Budget – by Region, $ million			
Nigeria (excluding deepwater) & Cameroon	1,102	1,034	7%
Gabon	345	307	12%
Deepwater Nigeria & JDZ	90	90	0%
Kurdistan Region of Iraq	74	74	0%

Corporate	4	4	0%
Total	**1,615**	**1,509**	**7%**
Capital Expenditure Budget – by Type, $ million			
Development	1,209	1,179	3%
Exploration & appraisal	406	330	23%
Total	**1,615**	**1,509**	**7%**

Analyst Conference Call

Financial analysts are invited to participate in a conference call today Thursday, March, 13 at 12:00 p.m. (noon) Eastern Time / 4:00 p.m. London, U.K. time with Mr. Jean Claude Gandur, President and Chief Executive Officer, Mr. Michael Ebsary, Chief Financial Officer and Mr. James Pearce, Chief Operating Officer. The media and shareholders may participate on a listen only basis. To participate in the conference call, please dial one of the following:

Toronto:	*416 644 3419*
Toll-free (Canada and the US):	*1 800 731 5774*
Toll-free (UK):	*00 800 2288 3501*
Toll-free (Switzerland):	*00 800 2288 3501*

A replay of the call will be available at (416) 640 1917 or (877) 289 8525, passcode 21264945# until Saturday, March 29, 2008.

Legal Notice – Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements under applicable securities legislation. Such statements are generally identifiable by the terminology used, such as "anticipate", "believe", "intend", "expect", "plan", "estimate", "budget", "outlook", "may", "will", "should", "could" , "would" or other similar wording. Forward-looking information includes, but is not limited to, reference to business strategy and goals, future capital and other expenditures, reserves and resources estimates, drilling plans, construction and repair activities, the submission of development plans, seismic activity, production levels and the sources of growth thereof, project development schedules and results, results of exploration activities and dates by which certain areas may be developed or may come on-stream, royalties payable, financing and capital activities, contingent liabilities, environmental matters, and government approvals. By its very nature, such forward-looking information requires Addax Petroleum to make assumptions that may not materialize or that may not be accurate. This forward-looking information is subject to known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such information. Such factors include, but are not limited to: imprecision of reserves and resources estimates; ultimate recovery of reserves; prices of oil and natural gas; general economic, market and business conditions; industry capacity; competitive action by other companies; fluctuations in oil prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the ability to market and sell natural gas under its production sharing contracts; the effects of weather and climate conditions; the results of exploration and development drilling and related activities; fluctuations in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities, including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations, both domestic and international; international political events; expected rates of return; and other factors, many of which are beyond

the control of Addax Petroleum. More specifically, production may be affected by such factors as exploration success, start-up timing and success, facility reliability, reservoir performance and natural decline rates, water handling, and drilling progress. Capital expenditures may be affected by cost pressures associated with new capital projects, including labour and material supply, project management, drilling rig rates and availability, and seismic costs. These factors are discussed in greater detail in filings made by Addax Petroleum with the Canadian provincial securities commissions.

Readers are cautioned that the foregoing list of important factors affecting forward-looking information is not exhaustive. Furthermore, the forward-looking information contained in this press release is made as of the date of this press release and, except as required by applicable law, Addax Petroleum does not undertake any obligation to update publicly or to revise any of the included forward-looking information, whether as a result of new information, future events or otherwise. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Non-GAAP Measures

Addax Petroleum defines "Funds Flow From Operations" or "FFFO" as net cash from operating activities before changes in non-cash working capital. Management believes that in addition to net income, FFFO is a useful measure as it demonstrates Addax Petroleum's ability to generate the cash necessary to repay debt or fund future growth through capital investment. Addax Petroleum also assesses its performance utilizing Operating Netbacks which it defines as the per barrel pre-tax profit margin associated with the production and sale of crude oil and is calculated as the average realized sales price less royalties and operating expenses, on a per barrel basis. FFFO and Operating Netback are not recognized measures under Canadian GAAP. Readers are cautioned that these measures should not be construed as an alternative to net income or cash flow from operating activities determined in accordance with Canadian GAAP or as an indication of Addax Petroleum's performance. Addax Petroleum's method of calculating this measure may differ from other companies and accordingly, it may not be comparable to measures used by other companies.

For additional information, please contact:

Mr. Michael Ebsary
Chief Financial Officer
Tel.: +41 (0) 22 702 94 03
michael.ebsary@addaxpetroleum.com

Ms. Marie-Gabrielle Cajoly
Press Relations
Tel.: +41 (0) 22 702 94 44
marie-gabrielle.cajoly@addaxpetroleum.com

Mr. Patrick Spollen
Investor Relations
Tel.: +41 (0) 22 702 95 47
patrick.spollen@addaxpetroleum.com

Mr. Craig Kelly
Investor Relations
Tel.: +41 (0) 22 702 95 68
craig.kelly@addaxpetroleum.com

Mr. Nick Cowling
Press Relations
Tel.: +1 (416) 934 8011
nick.cowling@cossette.com

Mr. James Henderson
Press Relations
Tel.: +44 (0) 20 7743 6673
james.henderson@pelhampr.com

Mr. Alisdair Haythornthwaite
Press Relations
Tel.: +44 (0) 20 7743 6676
alisdair.haythornthwaite@pelhampr.com

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **JEAN CLAUDE GANDUR**, Chief Executive Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: March 13, 2008

"signed"

JEAN CLAUDE GANDUR
Chief Executive Officer

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, **MICHAEL EBSARY**, Chief Financial Officer of **ADDAX PETROLEUM CORPORATION**, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Addax Petroleum Corporation (the issuer) for the period ending December 31, 2007;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

(c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

DATED: March 13, 2008

"signed"

MICHAEL EBSARY
Chief Financial Officer

FORM 13-502F1
CLASS 1 REPORTING ISSUERS - PARTICIPATION FEE
(Canadian Issuers – Listed in Canada and/or the U.S.)

Reporting Issuer Name: Addax Petroleum Corporation

Fiscal year end date used to calculate capitalization: December 31, 2007

Market value of equity securities: Total number of securities of a class or series outstanding at the issuer's most recent fiscal year end	155,641,575 (i)	
Simple average of the closing price of that class or series as of the last trading day of each month of the fiscal year (See clauses 2.11(a)(ii)(A) or (B) of the Rule)	$39.13 (ii)	
Market value of class or series	(i) X (ii) =	6,090,254,830 (A)
(Repeat the above calculation for each class or series of securities of the reporting issuer that was listed or quoted on a marketplace in Canada or the United States of America at the end of the fiscal year)		Nil (B)
Market value of other securities: (See paragraph 2.11(b) of the Rule) (Provide details of how value was determined)		Nil (C)
(Repeat for each class or series of securities)		Nil (D)
Capitalization (Add market value of all classes and series of securities)	(A) + (B) + (C) + (D) =	$6,090,254,830
Participation Fee (From Appendix A of the Rule, select the participation fee beside the capitalization calculated above)		$38,300
New reporting issuer's reduced participation fee, if applicable (See section 2.6 of the Rule)		
Participation fee X Number of entire months remaining In the issuer's fiscal year / 12 =		______
Late Fee, if applicable (As determined under section 2.5 of the Rule)		______

ANNUAL INFORMATION UPDATE

In compliance with Prospectus Rule 5.2, Addax Petroleum Corporation, a company incorporated pursuant to the *Canada Business Corporations Act*, hereby submits its Annual Information Update, following the filings on 13 March 2007 of its Management Discussion & Analysis and Audited Financial Statements for the year ended 31 December 2007.

This report refers to information published or disclosed to the public in the United Kingdom, European Economic Area member states, Canada and other jurisdictions. Addax Petroleum is required to provide this Report by virtue of being the issuer of certain outstanding securities that are admitted to trading on the Main Market of the London Stock Exchange.

Addax Petroleum has published or made available to the public the following over the 12-month period up to and including the date of this Annual Information Update, 18 March 2008.

1. The following UK regulatory announcements have been made through a Regulatory Information Service. These announcements are available for viewing at www.londonstockexchange.com on the Investor Centre Market News page by searching "Addax Petroleum Corporation" or "AXC"

13 March 2008	2007 Results
11 March 2008	Nigeria Drilling Update
10 March 2008	Conference Presentation
6 March 2008	Taq Taq Drilling Update
6 March 2008	2007 Results Conference Call
5 March 2008	Conference Presentation
29 February 2008	Blocklisting 6 Monthly Return
29 February 2008	Update on KRG Discussions
21 February 2008	Director/PDMR Shareholding
19 February 2008	Dividend Declaration
19 February 2008	Director/PDMR Shareholding
14 February 2008	Conference Presentation
31 January 2008	Total Voting Rights
23 January 2008	2008 Capital Markets Day
21 January 2008	Taq Taq Drilling Update
16 January 2008	Reserves & Production Update
11 January 2008	Director/PDMR Shareholding
7 January 2008	Total Voting Rights
19 December 2007	Director/PDMR Shareholding
19 December 2007	Director/PDMR Shareholding
7 December 2007	Director/PDMR Shareholding
7 December 2007	Director/PDMR Shareholding
27 November 2007	Director/PDMR Shareholding
26 November 2007	Blocklisting Interim Review
22 November 2007	Director/PDMR Shareholding
22 November 2007	Director/PDMR Shareholding
20 Novemebr 2007	Director/PDMR Shareholding

12 November 2007	3rd Quarter Results
5 November 2007	Notice of Results
2 November 2007	Upcoming Conferences
1 November 2007	Director/PDMR Shareholding
17 October 2007	Conference Presentation
12 October 2007	Director/PDMR Shareholding
8 October 2007	Director/PDMR Shareholding
2 October 2007	Director/PDMR Shareholding
1 October 2007	Director/PDMR Shareholding
26 September 2007	Director/PDMR Shareholding
25 September 2007	Acquisition
24 September 2007	Global Investor Conferences
13 September 2007	Gabon Production Update
6 September 2007	Taq Taq Drilling Update
3 September 2007	Total Voting Rights
28 August 2007	Additional Listing
7 August 2007	2nd Quarter Results
2 August 2007	Director/PDMR Shareholding
2 August 2007	Director/PDMR Shareholding
2 August 2007	Director/PDMR Shareholding
2 August 2007	Director/PDMR Shareholding
31 July 2007	Director/PDMR Shareholding
30 July 2007	Q2 Conference Call
25 July 2007	Director/PDMR Shareholding
25 July 2007	Director/PDMR Shareholding
25 July 2007	Director/PDMR Shareholding
25 July 2007	Director/PDMR Shareholding
25 July 2007	Director/PDMR Shareholding
25 July 2007	Director/PDMR Shareholding
25 July 2007	Director/PDMR Shareholding
23 July 2007	Director/PDMR Shareholding
20 July 2007	Director/PDMR Shareholding
13 July 2007	Director/PDMR Shareholding
13 July 2007	Director/PDMR Shareholding
12 July 2007	Exploration Update
26 June 2007	Director/PDMR Shareholding
22 June 2007	Director/PDMR Shareholding
4 June 2007	Results of Taq Taq Drilling
30 May 2007	Re: Convertible Notes
25 May 2007	Capital Markets Day
24 May 2007	Listing Particulars
24 May 2007	Start of Trading
22 May 2007	Resources Report
22 May 2007	LSE Admission
21 May 2007	Lodging of Prospectus

2. The following documents have been filed by Addax Petroleum with the United Kingdom Financial Services Authority, and can be viewed at the UK Listing Authoritiy's Document Viewing Facility at 25 The North Colonnade, London, E14 5HS.

24 May 2007	Listing particulars for for Addax Petroleum's US$300,000,000 3.75 per cent Convertible Bonds due 2012
21 May 2007	Prospectus for Addax Petroleum Corporation's instroduction to the London Stock Exchange

3. The following documents have been filed by Addax Petroleum on the System for Electronic Disclosure And Retrieval (SEDAR) in compliance with its obligations in Canada under provincial laws and rules dealing with the regulation of securities, by virtue of being a reporting issuer in Alberta, British Columbia, Manitoba, New Brunswick, Newfoundland, Nova Scotia, Ontario, Prince Edward Island, Quebec and Saskatchewan. These documents can be viewed at www.sedar.com under the company profile for Addax Petroleum Corporation.

13 March 2008	News Release – English
13 March 2008	Annual Information Form – English
13 March 2008	Form 52-109F1 – Certification of Annual Filings – CEO
13 March 2008	Form 52-109F1 – Certification of Annual Filings – CFO
13 March 2008	MD&A – English
13 March 2008	Audited Annual Financial Statements – English
13 March 2008	ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee)
11 March 2008	News Release – English
10 March 2008	News Release – English
6 March 2008	News Release – English
5 March 2008	News Release – English
29 February 2008	News Release – English
19 February 2008	News Release – English
14 February 2008	News Release – English
23 January 2008	News Release – English
21 January 2008	News Release – English
16 January 2008	Material Change Report – English
16 January 2008	News Release – English
17 December 2007	Interim Financial Statements – French
17 December 2007	MD&A – French
12 November 2007	News Release – English
12 November 2007	Form 52-109F2 – Certification of Interim Filings – CEO
12 November 2007	Form 52-109F2 – Certification of Interim Filings – CFO
12 November 2007	MD&A – English
12 November 2007	Interim Financial Statements – English
1 November 2007	News Release – English
26 October 2007	Material Change Report – French
26 October 2007	MD&A – French
26 October 2007	Interim Financial Statements – French
17 October 2007	News Release – English
2 October 2007	News Release – French
2 October 2007	MD&A – French
2 October 2007	Interim Financial Statements – French
26 September 2007	Material Change Report – French

25 September 2007	News Release – English
24 September 2007	News Release – English
13 September 2007	News Release – English
6 September 2007	News Release – English
10 August 2007	Form of Proxy – French
10 August 2007	Management Information Circular – French
10 August 2007	Notice of Meeting – French
10 August 2007	Other – French
9 August 2007	Form 52-109F2 – Certification of Interim Filings – CEO
9 August 2007	Form 52-109F2 – Certification of Interim Filings – CFO
7 August 2007	News Release – English
7 August 2007	Form 52-109F2 – Certification of Interim Filings – CEO
7 August 2007	Form 52-109F2 – Certification of Interim Filings – CFO
7 August 2007	MD&A – English
7 August 2007	Interim Financial Statements – English
30 July 2007	News Release – English
16 July 2007	Annual Information Form – French
12 July 2007	News Release – English
3 July 2007	Material Change Report – French
28 June 2007	Report of Voting Results
11 June 2007	Material Change Report – French
11 June 2007	Other – English
7 June 2007	Material Change Report – English
4 June 2007	News Release – English
1 June 2007	Annual Report – English
1 June 2007	Form of Proxy – English
1 June 2007	Management Information Circular – English
1 June 2007	Notice of Meeting – English
1 June 2007	Other – English
30 May 2007	News Release – English
25 May 2007	News Release – English
25 May 2007	News Release – English
24 May 2007	News Release – English
22 May 2007	News Release – English
22 May 2007	MD&A – French
11 May 2007	News Release – English
10 May 2007	News Release – English
10 May 2007	News Release – English
8 May 2007	News Release – English
7 May 2007	Form 52-109F2 – Certification of Interim Filings – CEO
7 May 2007	Form 52-109F2 – Certification of Interim Filings – CFO
7 May 2007	MD&A – English
7 May 2007	Interim Financial Statements – English
7 May 2007	MD&A – French
7 May 2007	Audited Annual Fianancial Statements – French
4 May 2007	News Release – English
1 May 2007	Notice of the Meeting and Record Date (amended) – English
30 April 2007	News Release – English
27 April 2007	Notice of the Meeting and Record Date – English

23 April 2007	News Release – English
10 April 2007	News Release – English
28 March 2007	News Release (section 2.2 of NI 51-101)
28 March 2007	Form 52-109F1 – Certification of Annual Filings – CEO
28 March 2007	Form 52-109F1 – Certification of Annual Filings – CFO
28 March 2007	Annual Information Form – English
21 March 2007	News Release – English
21 March 2007	MD&A – English
21 March 2007	Audited Annual Financial Statements – English
21 March 2007	ON Form 13-502F1 (Class 1 Reporting Issuers – Participation Fee)

This Annual Information Update is required pursuant to Prospectus Rule 5.2 and is not made for any other purpose. The Company takes no responsibility for, and makes no representation as to the accuracy or completeness of the information which this Annual Information Update contains. The reports and filings listed herein are not necessarily up to date as at the date of this Annual Information Update, and the Company does not undertake, except as may be required by applicable laws, to update such information in the future. Reports and filings listed in this Report have been prepared in accordance with the laws and regulations of particular jurisdictions and may not comply with or meet the relevant standards of disclsoure in any other jurisdiction. Certain filings relate to offerings of securities, but neither this Annual Information Update not the reference to such filigns constitutes, by virtue of this communication, an offer of any securities addressed to any person.